DC
No Act
P.E. 1-8-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03016609

March 5, 2003

Kathleen E. Shannon
Vice President, Secretary
and Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, NY 10270

Act 1934
Section
Rule 14A-8
Public Availability 3-5-2003

Re: American International Group, Inc.
Incoming letter dated January 8, 2003

Dear Ms. Shannon:

This is in response to your letter dated January 8, 2003 concerning the shareholder proposal submitted to AIG by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-6123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

January 8, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: American International Group, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal (hereinafter referred to as the "Shareholder Proposal") submitted for inclusion in the Company's 2003 proxy statement for its 2003 annual meeting of shareholders (the "Annual Meeting") by Mr. John Jennings Crapo (the "Proponent") (a copy of the Shareholder Proposal and accompanying supporting statement (the "Supporting Statement") is attached hereto as Exhibit A). In accordance with Rule 14a-8(j), six copies of this letter are attached.

The Proponent submitted a shareholder proposal, dated October 21, 2002 (the "Original Proposal") (attached hereto as Exhibit B), for inclusion in the Company's proxy statement for the Annual Meeting. Pursuant to Rule 14a-8(f), in a letter, dated November 5, 2002 (attached hereto as Exhibit C) (the "Objection Letter"), the Company notified the Proponent that it was unclear where his Original Proposal began and where it ended and therefore the Company could not confirm whether the Original Proposal was in excess of 500 words and whether the Original Proposal related to more than one proposal. Therefore, the Company requested the Proponent to clarify his Original Proposal; the Company also requested the Proponent to establish his ownership of the Company's common stock. The Proponent responded by letter, dated November 12, 2002, and enclosed the

Shareholder Proposal.

Summary of the Shareholder Proposal

The Shareholder Proposal does not contain a clarification of the Original Proposal, as was requested by the Company in its Objection Letter. Instead, the Shareholder Proposal is meandering and incomprehensible.

The Proponent writes about the destruction of Lisbon by an earthquake, the history of royal families of Europe, his unfulfilled desire to study Portuguese in Lisbon, and, among other things, favorite dances of Queens and Presidents of the United States. The Shareholder Proposal goes on to describe in great detail the Proponent's very personal day-to-day activities during the week prior to the submission of the Shareholder Proposal.

Although page 24 (out of more than 200 pages submitted) contains a heading "My supporting statement," what follows is a stream of consciousness that begins with "shareholders will be appreciated by our honorable Board if we approve this," and moves on to other disconnected thoughts involving a former supervisor ("Ms. Eckert was my supervisor. My work was to provide services to disadvantaged persons. Ms. Eckert's job was to provide services to disadvantaged persons such as me"), and ends with a statement that laments about the Proponent's lack of friendship with the Company's Secretary ("Ms. Shannon and I have had many chances to become friends. We are not friends.") More importantly, the Shareholder Proposal does not appear to contain a proposal to which the Supporting Statement relates. While over 200 pages, nothing in the Shareholder Proposal appears to relate to the Company or its business or affairs.

For the reasons that follow, the Company believes it may exclude the Shareholder Proposal from its 2003 proxy statement pursuant to Rule 14a-8(a), Rule 14a-8(b), Rule 14a-8(i)(3), Rule 14a-8(i)(5), Rule 14a-8(d), and Rule 14a-8(c) under the Exchange Act.

Rule 14a-8(a)

Question (1) of Rule 14a-8(a) states that "[a] shareholder proposal is your recommendation or requirement that

the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow."

In its Objection Letter, the Company requested the Proponent to clarify his proposal contained in the Original Proposal. The Proponent has not only failed to clarify any proposal which may have existed in the Original Proposal, but failed to even include any recognizable shareholder proposal in the Shareholder Proposal. The staff of the Securities and Exchange Commission (the "Staff") has repeatedly confirmed that a shareholder proposal is properly excludable if there is no recommendation for a company or a board of directors to take any specific action. See, e.g., CSX Corporation (Publ. Avail. February 1, 1999) (proposal consisting of three poems could be omitted under Rule 14a-8(a) because it did not recommend or require any action by the company or its board of directors); Sensar Corporation (Publ. Avail. April 23, 2001) (proposal that expressed shareholder displeasure over the terms of stock options granted to management, the board of directors and certain consultants could be omitted under Rule 14a-8(a) because it did not recommend or require any action by the company or its board of directors).

Based on the foregoing, the Proponent has failed to submit a proposal that recommends or requires the Company or its Board of Directors (the "Board") to take action, and the Company may, therefore, omit the Shareholder Proposal pursuant to Rule 14a-8(a).

Rule 14a-8(b)

Pursuant to Question (2) of Rule 14a-8(b), if the proponent is not a registered holder of the securities and if the proponent has not filed security ownership schedules or forms with the Securities and Exchange Commission (the "SEC"), then the proponent must prove that he or she is eligible to submit a proposal by (1) submitting to the company a written statement from the record holder of his or her securities verifying that, at the time he or she submitted the proposal, the proponent continuously held the securities for at least one year and (2) providing a written statement by the proponent that he or she intends to continue to hold the securities through the

date of the shareholder meeting.

In its Objection Letter, the Company requested the Proponent to establish his ownership of the Company's common stock. Buried in the exhibits to the Shareholder Proposal are the Proponent's monthly account statements from Advest, Inc. covering the period from January 1, 2002 up to and including October 30, 2002. (There are also statements from Fidelity Investments that do not appear to relate to the Company.) There does not appear to be any other ownership information in the Shareholder Proposal that relates to the Company. As a result, because the first monthly statement of January 1, 2002 is dated only nine months prior to the date of the Shareholder Proposal, the Proponent has failed to verify that at the time the Shareholder Proposal was submitted, he continuously held the required amount of the Company's common stock for at least one year.

Based on the foregoing, the Proponent has failed to demonstrate that he is eligible to submit a shareholder proposal, and the Company may, therefore, omit the Shareholder Proposal pursuant to Rule 14a-8(b)(2).

Rule 14a-8(i)(3)

Pursuant to Rule 14a-8(i)(3), a shareholder proposal may be omitted from a registrant's proxy statement if the proposal or supporting statement is contrary to any of the SEC's proxy rules. Misleading or vague shareholder proposals may be excluded under Rule 14a-8(i)(3) as contrary to Rule 14a-9. Exclusions on the grounds of vagueness are based on whether the proposal is so vague and indefinite "that shareholders voting upon the proposal or the Company would not be able to determine with reasonable certainty exactly what action or measures the Company would be required to take in the event the proposal were to be implemented." See, e.g. Scientific Atlanta (Publ. Avail. August 5, 1981).

As described above, the Shareholder Proposal is in large part a personal narrative of the day-to-day activities of the Proponent. It appears that the only apparent objective of the Shareholder Proposal is to share personal stories, not to propose a coherent resolution for shareholder action. The Staff has permitted the exclusion of shareholder proposals that are a

model of clarity when compared to the Shareholder Proposal. See, e.g., Tri-Continental Corp. (Publ. Avail. March 14, 2000) (proposal mandating that the company divest itself of stocks of corporations and other businesses which are organized in Germany, Austria, Italy or Japan until "just judgments" are made to victims of the Holocaust and their heirs and for "other inconveniences endured by the aggrieved" and their heirs could be omitted under Rule 14a-8(i)(3) on the basis that the proposal and its supporting statement were vague and misleading); Philadelphia Electric Company (Publ. Avail. July 30, 1992) (proposal to elect a committee of small shareholders to present a plan to the board of directors that "will in some measure equate with the gratuities bestowed on Management, Directors, and other employees" could be omitted under Rule 14a-8(i)(3) on the basis that it was "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal require[d]"). Based on the foregoing, the Company believes the Shareholder Proposal is so vague and indefinite that neither the Company's shareholders voting on the Shareholder Proposal nor the Company in implementing the Shareholder Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures would be required.

Furthermore, the Proponent's Supporting Statement also sheds no light on what the Shareholder Proposal is requesting. As mentioned, it contains unrelated facts and references to persons and events unrelated in anyway to the Company or its business. Although the Supporting Statement states that providing copies of all the Proponent's letters and exhibits to shareholders will "promote discussion and intelligent balloting," no shareholder could possibly make sense of the exhibits. Because the Supporting Statement is vague and misleading, bears no relationship to any resolutions proposed and contains personal disclosures that are not appropriate for inclusion in a proxy statement, the Shareholder Proposal is properly excludable under Rule 14a-8(i)(3).

As discussed above, the Proponent's letters to the Company lack clarity and accuracy in presenting his proposals. Staff Legal Bulletin No. 14 ("SLB 14") states in Section E.1 that "when a proposal and supporting statement will require

detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8." The Shareholder Proposal and Supporting Statement contain exactly the kinds of obvious deficiencies and inaccuracies that make the Staff review unproductive and would require detailed and extensive editing to bring them into compliance with Rule 14a-8.

Based on the foregoing, the Company believes that the Shareholder Proposal is misleading and vague and, therefore, may be excluded under Rule 14a-8(i)(3) as contrary to the SEC's proxy rules.

Rule 14a-8(i)(5)

Rule 14a-8(i)(5) permits a registrant to omit a shareholder proposal if it "relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business."

The Shareholder Proposal and exhibits and letters that the Proponent wants the Board to review and comment on and the shareholders to consider have nothing to do with the Company's operations or business. The incoherent nature of the exhibits provides no guidance as to why they are relevant to the Company's business or why they should be provided to shareholders or discussed. Accordingly, the Shareholder Proposal may be omitted under Rule 14a-8(i)(5) because it has no relevance to the Company's operations or business.

Rule 14a-8(d)

Pursuant to Question (4) of Rule 14a-8(d), a shareholder proposal may be omitted from a registrant's proxy statement if "[t]he proposal, including any accompanying

supporting statement ... exceed[s] 500 words."

As discussed above, the Shareholder Proposal contains a section that the Proponent calls "My Supporting Statement," which not only requests that the Company make available to its shareholders the exhibits to the Shareholder Proposal, but also requires the Board to review and comment on all of the exhibits, and send the Board's reports, along with the letters and exhibits themselves, to the shareholders. The exhibits range from photocopies of an Altoid mint container, a passport of an unknown individual and numerous receipts from coffee shops and convenience stores. While it is unclear what relevance any of these exhibits have to the Company, its Board, its business or anything else that could be considered a subject matter of a shareholder proposal, it is clear that the Proponent desires the Company's shareholders to discuss, in some way, his letters and exhibits. In order to assess any proposal of the Proponent, the Company's shareholders need to have his letters and exhibits available to them. They are not publicly available and would not be accessible by a shareholder. As a result, the Proponent seeks to impermissibly incorporate materials into the Shareholder Proposal and, accordingly, the Shareholder Proposal may be excluded pursuant to Rule 14a-8(d). See, e.g., Templeton Dragon Fund, Inc. (Publ. Avail. June 15, 1998)(indicating that the reference to an internet website might violate the word requirements of Rule 14a-8).

Rule 14a-8(c)

Pursuant to Question (3) of Rule 14a-8(c), a shareholder proposal may be omitted from a registrant's proxy statement if the shareholder submits "more than one proposal to a company for a particular shareholders' meeting."

As stated above, the Shareholder Proposal does not contain any recognizable request for the Board or the Company to take any action. Although it is not clear, the Original Proposal does appear to request that the Company's proxy statement contain at least the following four items: (1) an explanation of the Company's governance of its donations to IRS-approved private foundations in the previous year; (2) an explanation of standards of denial of the Company's donations to foundations and other persons; (3) a list of IRS-approved foundations that the Board plans to donate to in the upcoming

year; and (4) an explanation as to how the IRS-approved foundations specified in (3) meet the standards and procedures described in (1) and (2). Assuming that the Original Proposal has not been superseded by the Shareholder Proposal and contains the proposal that the Proponent desires to be included in the 2003 proxy statement, the Proponent requests several distinct actions. The Company in the Objection Letter requested that the Proponent clarify whether he was submitting more than one proposal. Instead of responding to the Company's request, the Shareholder Proposal adds two additional proposals for shareholder action. The Supporting Statement requests that the Board arrange "for copies of all my letters (including front and rear pieces of them) and exhibits to be available immediately prior to the stockholder meeting" and "cause to be attached a twenty-five (25) to fifty (50) word statement regarding relevancy, irrelevancy, and why and those too will accompany those reports to stockholders."

For the foregoing reasons, the Shareholder Proposal relates to more than one proposal and, therefore, is excludable under Rule 14a-8(c).

<u>Conclusion</u>

In conclusion, the Company respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action to the SEC if the Proponent's proposal is excluded from the Company's 2003 proxy statement pursuant to Rule 14a-8(a), Rule 14a-8(b), Rule 14a-8(i)(3), Rule 14a-8(i)(5), Rule 14a-8(d), and Rule 14a-8(c). By copy of this letter, the Proponent has been notified of the Company's intention to omit his Shareholder Proposal from its 2003 proxy statement.

The Company is currently planning to mail its 2003 proxy statement to shareholders on or about April 1, 2003. We would appreciate a response to this filing in time to permit the Company to meet this schedule.

If you have any questions or comments regarding this request, please contact the undersigned (212-770-5123) or Eric N. Litzky (212-770-6918) of the Company.

Very truly yours,

Kathleen E. Shannon

Kathleen E. Shannon

(Attachments)

cc: Mr. John Jennings Crapo
Mr. Robert W. Reeder
(Sullivan & Cromwell)

Exhibit A

MR JOHN JENNINGS CRAPO. PRO SE
PO BOX 400151
CAMBRIDGE MA 02140-0002
November Twelfth (12th) 2002 (TUESDAY)
VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED Page ONE (1) OF TWENTY-EIGHT (28) PAGES

#7002 2030 0002 2391 9617	7002 1000 0005 4605 2406
AMERICAN INTERNATIONAL GROUP INC SECRETARY'S OFFICE ATTN PLEASE MS KATHLEEN E SHANNON ESQ OR SUCCESSOR AS ACTING VICE PRESIDENT 70 PINE STRT NEW YORK CITY NY 10270	THE McGRAW-HILL COMPANIES SECRETARY'S OFFICE ATTN PLEASE MR SCOTT L. BENNETT. ESQUIRE OR SUCCESSOR AS ACTING SENIOR VICE PRESIDENT 1221 AVENUE OF THE AMERICAS. NEW YORK CITY NY 10020-1095

RE: MY SHAREHOLDER PROPOSAL

DEAR MS SHANNON AND MR BENNETT:

AS I Finished my COMPOSITION OF MY EXHIBITS. AND TABLE OF CONTENTS WHICH you COMMAND ME TO SEND YOU IN LETTERS DELIVERED TO ME ON FRIDAY OF LAST WEEK THIS HAS TAKEN ME A VERY long TIME AND THE WORK I'Ve DONE IN The MIDST OF SERIOUSLY INCONVENIENT, SERIOUSLY TROUBLING. AND SERIOUSLY THREATENING CONDITIONS AND CIRCUMSTANCES

MORE

J.J. CRAPO, pro se to
AIG, MHP. 12 Nov 2002
Page two (02) of Twenty-Eight (28) pages EACH
PRINTED ONE (01) SIDE REVERSE SIDE BLANCO
AS I WRITE THIS MY LETTER OF
TRANSMITTAL THIS November thirteenth
(13th) 2002 - I heard a SNORE 6:55 PM
I'Ve RADIO ON - earlier AFTER 4:33 PM
I Heard a comment OF AN EARTHQUAKE
WHICH Devastated LISBON AND DISTROYED
A MUSICIAN'S COMPOSITIONS EXCEPT FOR
THE ONE (01) WHICH WAS to BE HEARD
BY ME INATTENTIVELY There WAS I
LEARN (AGAIN) FROM MY COLUMBIA -
VIKING ENCYCLOPEDIA (published shortly
AFTER COLUMBIA UNIVersity PRESIDENT
MR EISENHOWER WAS ELECTED PRESIDENT
OF USA BY THE ELECTORAL COLLEGE
THE RESTORATION OF LISBON WAS BY
HIS MAJESTY KING JOSEPH'S SECRETARY
OF STATE (Foreign AFFAIRS AND WAR) THE RT
HON MARQUÉS DE POMBALL. KING JOSEPH
WAS/IS KNOWN FOR EXPELLING THE IN-
QUISITION AND THE SOCIETY OF JESUS.
HER MAJESTY MARIA FIRST Who SUC-
CEEDED KING JOSEPH AND WAS MARRIED
to HER UNCLE. Who WAS CO-RULER
FIRED THE MARQÉS. LATER OF THE SAME
IMMEDIATE FAMILY HRH ISABELLA, PRINCESS
IMPERIAL, ~~AND OA~~ OF the EMPIRE OF
BRAZIL, AS REGENT FOR HER FATHER
WHO WAS IN EUROPE (PERHAPS THE
SAME EMPEROR WHO MADE KNOWN
to the UNITED STATES OF NORTH AME-
RICA MORE

J. J. CRAPO, Pro Se.
to AIG MHP 12 NOV 2002
page three (03) of twenty-Eight (28) pages

THE ACCOMPLISHMENTS OF Mr Alexander GRAHAM BELL I HAD ONCE SERIOUS-LY PLANNED TO GO to LISBON to study PORTUGUESE WHICH IS the SECOND MOST COMMONLY KNOWN LANGUAGE IN the STATE OF MASSACHUSETTS. I WAS VERY DISAPPOINTED, having MADE MANY SERIOUS PREPARATIONS TO GO THERE. THE ARRANGER OF MY TRIP LET ME DOWN, AND KNEW the STUDY OF PORTUGUESE AND SPANISH LANGUAGE AND CULTURE IS IN THE BAY STATE. MY NEW STATE SENATOR ELECT IS "LATINO" ACCORDING TO WHAT I'VE NOTICED IN PRINT THE FACILITATOR OF MY PLANNED ENDEAVOR WAS A UNIVERSITY EDUCAT-OR IN THE BAY STATE (THE EMPIRE OF BRAZIL UPON THE PRINCESS IMPERI-AL'S EMANCIPATION OF SLAVES OF THE EMPIRE OF BRAZIL BECAME THE UNIT-ED STATES OF BRAZIL, A REPUBLIC. PRIN-CESS ISABELLA, DAUGHTER OF ~~Em~~ Former EMPEROR PEDRO II JOINED HER FATHER IN EUROPE His MAJESTY PORTUGUESE MANUEL 2ND, KING, REGNANT IN 1910 WAS OUSTED WHEN PORTUGUAL Became a repub-lic

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J. J. CRAPO, pro se
TO AIG, MHP 12 NOV 2003 Twenty-EIGHT (28) Pages
PAGE FOUR (04) OF the Monarch
MANUEL ~~SECOND~~ FIRST who reigned 1495-1521 ALTHOUGH HAVING DONE Lots AND Lots OF GOOD FOR His Kingdom PRACTICED ROYAL ABSOLUTISM WHICH included Forcible conversion OF JEWS to ROMAN CATHOLICISM, Not QUITE DIFFERENT than HRH MARY 1st (Tudor) who ASPIRED to CONVERSION OF PROTESANT EPISCOPALIANS AND PRESBYTERIANS to The SPANISH ROMAN CATHOLICISM OF HER MOTHER, AND HER HUSBAND. MANUEL FIRST IS KNOWN FOR THE ERECTION OF A MONASTERY HONORING ADMIRAL VASCO DE GAMA'S VOYAGE AROUND "CAPE TOWN" to INDIA LISBON'S IMPORTANCE FROM THE CONQUESTS OF His MAJESTY ALFONSO First, KING REGNANT OF LISBON FROM THE MOORS I VERY BRIEFLY SUMMARIZE
5:55 pm I Noticed an announcement THE MINUENT WAS THE FAVORITE DANCE OF HER MAJESTY MARIE ANTOINETTE, QUEEN CONSORT AND USA PRESIDENT GEORGE WASHINGTON I VERY BRIEFLY SUMMARIZE 6:50 P.M. I Noticed MENTION OF BALLET; I HAD A DISCUSSION RE: BALLET WITH SOMEONE IMPORTANT to ME CONCERNING BALLET; I WAS AT the UNIVERSITY; THE PERSON SAID BALLET DANCERS ARE "SISSIES" VERY BRIEFLY I SUMMARIZE---

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J. J. CRAPO, pro se
to AIG, MHP 12 NOV 2002
PAGE FIVE(05) OF TWENTY-EIGHT(28) pages
NOVEMBER FIFTH(05th) 2002
2AM I HEAR STEAM it's 90° Fahrenheit
THERE IS NOISE I'M WET FROM MY
PERSPIRATION 3AM PLUS I FAILED TO
HAVE MY BOWEL MOVEMENT. I HAD
MY BATH. SHOWER FAILS TO WORK
5:30AM I exit MY PLACE NOTHING FOR
ME IN BIG DELIVERY BOX DOWNSTAIR
-S WALL STREET JOURNALS IN TRASH I
TAKE them out & put them in Big
DELIVERY BOX - - -
AKWARDLY I LEAVE PREMISES
I TOOK SUBWAY 6:13AM
ATE AT AU BON PAIN. SOMEONE
IMPERSONATES THE FIRST LADY
SOMEONE AT TABLE NEXT TO
ME - WE SAT INFRONT OF "AUNTIE
ANNE'S" TALKED OF HIS TROUBLES I
EMPHASIZED I'M A SOCIAL WORKER
BUT THE TROUBLES I TALKED OF
ARE MINE
CONDUCTER MUTILATED MY TICK-
ET. I PROTESTED. THE CONDUCTOR LAUG-
HED AT ME - I EXPLAINED I'M OFFENDED
I GLANCED AT MY Church News
PAPER AND I NOTICED THERE IS AT
NEW HAVEN A BOOKSTORE AT NEW HAV-
EN THERE IS A CHURCH WHICH MR
WASHINGTON, AS PRESIDENT ATTENDED.

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ON MY RADIO WHICH I HAD ON
SO NO-ONE could hear it someone
TALKED the person perhaps a wom-
AN SAID SHE GAVE MR BUSH A grace
PERIOD FOLLOWING HIS Election AND
SEPT Eleventh (we'd passed BY
OLD ~~SAYBRO~~ SAYBROOK). She said
she felt SINCE WE WERE AT WAR
it WAS HER PATRIOTIC DUTY - to BE
HOW SHE WAS INITIALLY

UNION STATION AMTRAK PLC OFFI-
CER MR J.E. AGNELLINO (I hope I've
the NAME RIGHT) WAS POLITE TO ME.
AND HE DIDN'T INTIMIDATE ME
WHEN I STOOD NEXT to him to print
his Name down

213-NH Motor Vehicle Plate out-
SIDE NEW HAVEN PLC STATION
W. WATER Street + UNION Stret
ABOUT 11:13 AM

I BOUGHT Cedar Pencils, ALREADY
SHARPENED

OUTSIDE STORE A POOL-WATER SPURTS
UPWARDS.

I WENT to Post OFFICE I BOUGHT
ENVELOPES

8PM Mr "Chung" (13 NOV 2002) Wished
ME A "PLEASANT EVENING"!

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1:22 PM I hiked. I couldn't Find COPY STORE
Then I Went to City Public LIBRARY I HAD TROUBLES With Public LIBRARY Self Service COPIERS. ALL three (03) I Noticed out of Service ???.

I GAVE COPY My Letter From the UNITED STATES OF AMERICA CIRCUIT COURT (OF APPEALS). SECURITY WHOM I GAVE IT TO WAS INSULTING TO ME!

I USED MEN'S ROOM AFTER I WAS ABLE TO GET Reference librarian to MAKE COPIES ON STAFF COPY MACHI-NE - Which Were UNSATISFACTORY to ME.

Minority LIBRARY EMPLOYEE LOANED ME A BUSINESS BOOK WHICH PROVIDED ME ADDRESS OF COPY STORE INSPITE that I had TROUBLE FINDING it the street lead to Whitney Ave. WRONG DIRECTION 2:55 PM I WAS there - ON COUNTER WAS A PILE OF AP-PARENTLY LOST Working Men's Compen-SATION Hearings DOCUMENTS. I MADE COPY AND immediately put COPY BACK on Counter Next to Copier I THOUGHT MY GOVERNOR'S Councilor more

WOULD WANT A COPY. She's an INSURANCE BROKER. AND Her/His Excellency the Governor/Acting Governor/Lt Governor appoints to Judicial/Quasi Judicial officers with Advice and Consent of the Council. We had a Late former Governor who was critical of a Lieutenant Governor who sought elective office who represented Insurance Company clients while serving on Council. His/Her Honour the Lieutenant Governor presides over Council in absence of the Governor. It was a question of "Moral Insensitivity" my request for my renewal of my Notary Public Commission has failed to be delivered to me. They are automatically sent to me but not this time. Hence I felt the Hon ~~Councilor~~ - District Council would find the second very costly and time consuming request relevant.

I went to Post Office and got money

City of New Haven Visitor Office Intersection of Archbishop Rt Rev Desmon Tutu Corner (Nxt to Episcopal church) more

John J. CRAPO, Pro Se AA ABE
to AIG. MHP 12 NOV 2007 Twenty Eight (28) Pages
Page Nine (09) Which on prior location
had President Washington As Wor-
shipper TOLD me the location OF
the hotel. Employer understood
my delemma But said with ap-
proach of dark - isn't it Better
to Get my Hotel matter taken
care of

I'D MADE RESERVATION With
CHOICE HOTEL INTERNATIONAL OF
AMERICA 2697 HIGHWAY 50,
GRAND Junctions CO 81503 But I Do
Not Have A PHONE

I Noticed L4963L Connecticut
HANDIVAN, INC AND Employee thank
ed me For Giving him COPY OF
letter From the U.S. COURT OF APPEALS

It WAS U.S. COURT OF APPEALS
SITTING AT HARTFORD Which remand-
ed AMISTEAD CAPTIVES ~~to~~ At OLD
STATE House - IN COURT ROOM - to the
U.S. District Court For the District of
~~Conn~~ Connecticut ONE (01) PRINCIPAL Fact
WAS Whether Citizens OF Connecticut
HAD FIDUCIARY DUTY to OBEY the E-
Dict OF H.M Rt Excellent George III,
regnant Whom upon the recommenda-
TION OF Rt HON BARON GRENVILLE
PROCLAIMED the end OF the slave
TRADE AND IN Fact it was
a

more

I HAD my BATHROBE With Me.

IN Another STATE A Former U.S. Vicepresident WAS behind IN EARLY RETURNS.

ONE(01) Year I Received a commendATION FOR MY help IN a Campaign For the Electoral College Election of President Vice PRESIDENT. A CAMPAIGN that Included the Former Vice President

I WROTE A Note NOV Sixth(06th) 2002 to housekeeping Department

I HAD MY Bowel Movement I Washed and dried myself afterWARDS showered-DRESSED

I Went to store Where I BOUGHT Sharpened Pencils

I Search For a place to EAT.

12:35 PM Dunkin Donuts RUDE. GAVE Me DISCOUNT but No receipt. I Showed employee MY Senior Citizens card to QUALIFY AS ABOVE 65 Years old. Finally AFTER INSISTED AND Showed MANAGER Letter FROM Hon Court I Got RECEIPT.

NEW YORK TIMES Story OF RELIEF EFFORTS to help AFGHANISTAN Nomads more

John J. Crapo, Pro Se, AA, ABE
to AIG, MHP 12 NOV 2002
PAGE ten(10)
British Warship who brought the "captives" to Connecticut

I HAD DINNER I enjoyED the change of melieu. I WROTE SOMEthing on Back of check when I PAID.

ON MY WAY to MY ROOM I Noticed No place where I could buy toothpaste, a brush AND other such articles.

I turned on television on Low Mr DAVID JAMES ELLIOT or ELIOT WAS ON. Apparently there WAS AN INQUEST of a collision of ships of two(02) NATIONS

LOUD NOISE - BANGING. EVEN At other times

PROCTER and GAMBLE, Campbell SOUP, AND Divers other commercials

News CHAIRPERSON OF the Hon United States Securities and Exchange COMMISSION HAS Resigned

9:15 pm early returns HAVE THE SON OF Automaker and former Governor OF STATE OF MICHIGAN Being Elected Governor OF STATE OF MASSACHUSETTS

SARA LEE Corporation Commercials ON UNDERWEAR

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JOHN J. CRAPO, MO [illegible], AA, ABE
[illegible], MHP 12 NOV 2002
page twelve (12) of Twenty-EIGHT (28) pages.

8:55 PM NOV 13 2002 LOUD NOISE From area to my left. I Wrote on my bed.

New York times Attorney Mr Henry C. (or L.) KING OF DAVIS POLK AND WARDWELL mentioned

I FOUND AN address For CVS But Now Can't Find IT. I Know Name of thoroughFare I WALKed by a Youth Cen-tre. I WALKed IN WRONG DIRECTION ON Howe Strt. Overcast DAY. I Walk-ed back 2:13PM at Howe + Elm Strts someone Accosted me - holding a Cig-AR. I WAS AT WHALLEY AVE at BROADWAY. I FOUND A Pharmacy But Not ONE (1) I WAS TRYING to FIND. I couldn't Find my shopp-ING list. I DID buy a clock

3:06 PM I HAD LUNCH. A News-PAPER WAS GIVEN to me ~~no~~ as a gra-tuity For going into restaurant

9:05 PM pounding continues, NOV 13 2002

I WALKed by A historic Anglo-Catholic ("HIGH CHURCH") PARISH

I Noticed a location of a publicly TRADED Book Store

I WENT to COPY STORE

DELAYS I MOVE

John J. Crapo, Pro Se, AA, ABE
to AIG. MHP 12 Nov 2002
Page thirteen (13) of Twenty-Eight (28) pages
Had to wait while self service copier adjusted it's self
I explained receipt was wrong and I paid correct charge
I bought cough drops.
5:55 PM I can't get my alarm clock out of package. I need scissors that cut metal
6:16 PM. T.V. I don't have conversion table so I may king program. there was advertised a fine classical movie - of World War two(2) apparently portrayed before Lords Alexander and Montgomery lead the allies to victory in the Battle of Egypt
I'm very discouraged by the troubles
Briefly I noticed at 6:30 PM. A very important New York City News Anchor, who reported a very significant re-election took place - in a state where Mr Bush is very strong but the member of the US House of Senators was re-elected with the support of his colleague in said House 7:13 PM... I turned TV off
MORE

JOHN J. CRAPO, PRO to AA. ABE
TO AIG, MHP NOV twelfth 2002
PAGE FOURTEEN (14) OF Twenty. Eight pages

98 FM NOV Sixth 2002
I heard some classical MUSIC From MY
Battery pocket radio. there was
Mention of The LONDON SYMPHONY ORCHEST
RA Nice STATION BUT call letters
slurred together - so At this mom-
ent I can't Be exact. Mention of
"The Charge of the light BRIGAID - - "
8:33 pm.
Letters I've Finished to Hon
District Governor's Councilor, to New
HAVEN Hotel, COURTESY copy to
MYSelF
9:43 PM I try to sleep I
DID SOME 11:58 PM I USED bath
Room 11:59 PM I try to sleep
NOV Seventh (07th)
1:43 Am I USE Bathroom
1:44 Am I try to sleep
4:30 I used my bathroom
4:31 AM I try to sleep.
5:10 Am I slept some, I WANT rest. I
5:12 Am I try to sleep. But I Notice
a Bible (GIDEON'S) IN drawer next to
Bed. I DIDN'T Notice address For
it
I like Revised Standard Version (OF the
KING JAMES Bible)
5:17 AM I get UP I Failed to have
MY more

JOHN J. CRAPO, Pro Se. AA. ABE
TO AIG. MHP NOV 12th 2002
PAGE Fifthteen (15) of Twenty-Eight (28) page

Bowel Movement... I shower after-
WARDS... I DRESS After drying
6:15 Am I exited the ROOM
New Haven Register 50¢
6:40 Am I WAIT ON MY Breakfast
I'm accross stret from where the first
President attended church but at A-
Nother Site.
Restaurant ck 7226-10 CB
Kinko's 7:15 Am someone later
had ten large cartons on sidewalk front
HAD portable cart with them
FROM US Post OFC I posted the
Certified Mail Return receipt requested
Mailpieces IN QUestion
926 Chapel Strt I had a SNACK
counter man WAS Polite.
I bought Hartford COURANT
ADD ON obsessive compulsivity News
that a statement MADE following Death
OF A member OF A US House or Senat-
ors offended voters who therefore
decided to vote against the PARTY"
replacement candidate - A "Negative
REACTION" APPARENTLY
9:55 Am IN my room 10:12 Am
NO BOWEL MOVEMENT I wash and dry
afterwards.
10:48 Am I couldn't Find Oral
rinse - -
more

John J. Crapo, Pro se. AA.ABE
to AIG, MHP NOV 12th 2002
Page Sixteen (16) of twenty-Eight (28) pages
10:50 AM) WAIT At FRONT
DESK
Then to City of New Haven
PUBLIC LIBRARY. I Sat ~~too~~ in direction
OF Front window Securities officer
to me. I explained Someone opposite
me noticed staring at me and
I thought it Best to avoid that
At Corner Chapel & Church Streets
a proprietor was polite to me - whom I
gave my Post OFC Box address
ON MY WAY to UNION STATION
it WAS WINDY Someone - a passer-
by WAS POLITE
1:03 PM Sign at restrooms
said They're closed For ten (10) min-
utes.
1:08 pm Union News of Un-
ion Station ($0.00) For New York
Times 1:13PM Men's room still
off limits 1:15PM Same Story
I WRITE Note. I go to Amtrak
INFORMATION Center (re but no
one (0) on duty at desk although
DOOR OPEN
MORE

JOHN J. CRAPO. BA A. AA. ABK
to AIG. MHP NOV Twelfth 2002
PAGE Seventeen (17) OF TWENTY-EIGHT (28) PAGES
I Went to Customer service 1:30 PM
employee who I am OUT OF IT RUDE
to me: I explained I'm waiting on
a train AND I Need to toilet. I'm
retired AND AMTRAK (MR DUKAKIS)
AND Others have been INFORMED
1:30 PM I USed toilet FOR MEN
1:35 PM Dunkin Donuts
WRONG time OF DAY ON RCPT. I
took my medicine After eating
in accordance with physician's orders
I WANTED to get cough drops
But store IN STATION closed. I
Went to Vendor Machines. Some
OUT OF Service I lost money For
three (03) Another customer
complained she paid For candy bar
DIDN'T Get it.
2:10 PM I Got ON TRAIN... For
South Station.
I'M DISCOURAGED ABOUT NOT
having my ~~sweats~~ Desert!
10:05 pm (NOV 13 2002) Noise easterly
NOV 12 2002 NYT British House OF
COMMONS - Disagreement re: GAYS, lesbians
more

John J. CRAPO, pro se, AA.ABE
to AIG, MHP NOV 12th 2002
Page Eighteen (18) OF TWENTY-EIGHT (28) pages

10:07 PM NOV 13th 2002 Noise SOUNDS like DISCRIPTION GIVEN Mr John Adams, ESQ by MRS ADAMS. She WAS At home southerly. Could hear similar noise Went to hill top and she could see the Patriot soldiers and the King's soldiers IN Battle. I have not read Much of the book by the YALE UNIVERSITY TRAINED Historian NOW TWICE a Politzer LAUREAT - but I did Notice that report.

NYT has STATE OF GEORGIA Governor defeated for Wanting to change the STATE FLAG - YALE UNIVERSITY Claims Vice PresiDent John C. CALHOUN AS A DISTINGUISHED ALUMNUS. It's Well Known THE Hartford CONVENTION WAS Secessionist But With the termination of the ~~War~~ War of 1812 the talk of New England States and New York STATE to Become an independent Political entity stopped.

RUN-OFF election IN STATE OF Louisiana - Republican nominee got more than Fifty percent against IN-CUMbent Member US House of Senators who SOUGHT Re-election

more

I've a cramp in my hand.

NYT has big Money - Cintes Bank Having troubles collecting money al-legedly due it from insurance companies. I wonder what that means. otherwise inattentively I glanced at said Newspaper.

I WASH MY HANDS WITH PROCTOR + GAMBLE LOTION. I HAD is it procter and gamble tissue with me to dry. troubling screwing top back on but I did it without being untidy.

Slow moving Subway from South Station 5:13 pm.

5:25 PM At US Post office But I DO NOT WANT "CAUSE CELEBRE" with Post office - IF I STAY After it closes.

My feet are aching me. I wait on New Prosthesis But I WAIT ON A SHIPMENT FROM U.S. CAVALRY, 2855 CENTENNIAL AVENUE, RADCLIFF KY 40160-9000 Forgive me for IRRELEVANCE But I considered it my duty to respond favorably to my U.S. Attorney General Hon MR more

J. J. CRAPO, Pro Se to
AIG, MHP NOV 12th 2002
page Twenty (20) of Twenty-Eight (28) pages
JOHN DAVID ASHCROFT'S (ESQ, LLD etc) Appeal for cooperation.
I learned that the U.S. CAVALRY WAS OUT OF handcuffs AND I wondered AS to the reason. I thought how passengers on the Flights from Boston to New York City went on their last RIDE SEPT 11th 2001 - When they Knew it AND DID "nothing" to stop it I WONDERED IF all the handcuffs were used by the perpetrators to Fasten passengers to each other so they FAILED TO RESIST. I REPORTED THE MATTERS OF the handcuffs

I WENT to Dunkin Donuts where I WAS Given Senior Citizen DISCOUNT

Boston Globe obituary (NOV 07th) 2002. Mr Robert F. FRIEDMANN "FOUNDER OF FREEDOM TRAIL" Who as a JUVenile WAS Reported to have defaced public PROPERTY I'M Very Familiar with the FREEDOM TRAIL MR BENJAMIN FRANKLIN, LLD. MR Samuel ADAMS, Mr John ADAMS, Mr Christopher Attacus, His Hon Lt Governor AND Governor Thomas HUTCHINSON AND Other Men and Women

more

JOHN J. CRAPO. Pro A. to
A16. MHP NOV 12 2002
Page twenty-one (21) of twenty-eight (28) pages
Were the ones who did it
At pharmacy I bought plyers
7:40 PM at copy store Kinko's Inc
I was awarded a token to use
Men's room where I logged in my
PO Box MAIL
Malfunctioning copier. Someone
had trouble with Double side copy-
ing.
Someone-else was using copier
after repeated efforts the customers
~~copies came-out of~~ COPY came out
OF copier.
10:24 PM) left Harvard Square
to Porter SQ. I DID shopping at Super
Market I Bought ALTOIDS
11:25 PM in entry way. My
WATERTOWN TAB/PRESS HADN'T Been de-
livered to me
ARDUOUS climb to my ROOM
November Eisth (08) 2002 FRIDAY
12:25 AM MY COMMODE FAILED to
FLUSH I'D URINATED I thought of my
TROUBLES.
NOV 13th 2002 00:40 PM) ~~FM~~ AM RADIO
Notice Weak urinary STREAM MAY BE
INDICATION OF PROSTRATE PROBLEMS

MORE

JOHN J. CRAPO pro se, AA ABE
AIG MHP NOV 12 2002
P. twenty-two (22) of twenty-eight (28) pages
MY Weight 159 LBS 8:50AM-
9AM I returned to sleep awhile
11:25AM MY toilet Fails to FLUSH
AIR TEMP 90° Fahrenheit Toilet is
Very NOISY! I'm hot & Sweaty.
More Nourishment I take Ibupro
Fen Following Meals.
4:10 PM (A SLOWLY I DRESSED
I HAD MY BOWEL MOVEMENT MY
toilet Failed to FLUSH I USed pail
OF WATER to FLUSH It
MY Feet ACHE.
NO WATERTOWN TAB and Press
FOR ME 4:55 PM Someone Who said her
name is "Chris" greeted me I said "I
DO NOT KNOW Who YOU are..." She
replied YOU DON'T HAVE to talk to
ME..." At Porter SQ P.O. I Noticed
ORR From Executive Dept of Governor
TO District Councilor WAS Signed by
"Christine DALTON"
MY ACHING Feet
two articles of Certified MAIL
Return receipt requested American
International GROUP INC AND Mc
GRAW-Hill Companies
I Noticed Passport on glass

More

J.J. CRAPO. Pro Se, AA ABE
AIG MHP NOV 12th 2002
Page twenty-three (23) of Twenty-Eight (28) pages
I made copy of inside cover Front of Page one, No Name or address in Book
Whom to Notify in case of Necessity
Someone grabbed passbook.

Boston GLOBE

Electorate of Crown Colony, GIBRALTER reject referendum to yield any Authority of Great Britain over it. The British Government commented the result is irrelevant

WJIB 12:25 Am NOV Fourteenth 2002
TAlKED OF HUDSON RIVER WHICH I HAVE AS 315 Three hundred Fifthteen miles long (From my COLUMBIA UNIVERSITY - VIKING ENCYCLOPEDIA TAGUS RIVER IS 565-625 MILES LONG AND IS USUALLY CONSIDERED the longest RIVER OF THE SUB-CONTINENT WHERE IT'S LOCATED. THE ZAMBEZI RIVER IS USUALLY CONSIDERED 1600 (SIXTEEN) MILES LONG. THE AMAZON RIVER 4000 (FOUR THOUSAND) MILES LONG. EBRO RIVER IS USUALLY CONSIDERED ~~465~~ ~~MILES~~ FIVE HUNDRED Sixty FIVE (565) miles LONG IN AN AREA OF A SUBCONTINENT WHICH RELIES MUCHO ON HYDRO-ELECTRIC POWER AND IRRIGATION THERE IS A RIVER KNOWN AS THE GUADALQUIVIR GENERALLY CONSIDERED Three HUNDRED FIFTY (350) MILES LONG AND THERE WAS A VENERA-

MORE

J.W. CRAPO, pro se, AA.ABE
AIG-MHP November Twelfth 2002

BLE GENTLEMAN MR MANUEL FELIX FERNANDEZ WHOM AS LEADER OF THE REVOLUTION AGAINST THE KINGDOM OF SPAIN AS GENERAL AND PRESIDENT OF THE REPUBLIC OF MEXICO WAS HIS EXCELLENCY VICTORIA GUADALUPE

THE RIGHT HON. AMADEUS VIII, DUKE OF SAVOY, AS ANTI-POPE WAS KNOWN AS FELIX V (FIFTH)

Dear Ms SHANNON

THESE CIRCUMSTANCES SAME AS MINE ARE ONES WITH LONG HISTORIES

IN RESPONSE TO YOUR LETTER AND THAT OF MR BENNETT I'VE ENCLOSED THE ADDITIONAL DOCUMENTATION YOU REQUIRE I'VE ENEUMERATED EACH OF IT ON MY TABLE OF CONTENTS I TRUST YOU'LL UNDERSTAND MY TROUBLES AS I WRITE IT'S NINETY DEGREES FAHRENHITE I'M PERSPIRING I CAN'T MY WINDOWS IN MY ~~MAIN ROOM~~ ONE ROOM, IN MY KITCHENETTE, MY BATHROOM I CAN GET WINDOW OPEN, I CAN'T FIND MUCH OF WHAT I WANT TO PROVIDE YOU WITH AS DOCUMENTATION IN EVENT YOU HAVE MORE QUESTIONS OR COMMENTS OR STATEMENTS OF ME PLEASE ADDRESS THEM TO ME VIA U.S. POSTAL SERVICE AT MY POST OFC BOX ADDRESS.

MY SUPPORTING STATEMENT SHAREHOLDERS WILL BE APPRECIATED BY OUR HONOURABLE BOARD IF WE

 MORE

APPROVE THIS

IN NEW YORK CITY AREA NEEDS ARE GREATER FOLLOWING SEPTEMBER ELEVENTH (11th) 2001 I NOTICE FROM WHAT I'VE SEEN IN PRINT BUT WHICH I CAN'T FIND NOW

OUR BOARD HAS ARRANGED FOR COPIES OF ALL MY LETTERS (INCLUDING FRONT AND REAR PIECES OF THEM) AND EXHIBITS TO BE AVAILABLE IMMEDIATELY PRIOR TO THE STOCKHOLDER MEETING. THE PROXY MATERIALS WILL EXPLAIN HOW SO ALL WILL UNDERSTAND PROPONENT INTENT AND WILL PROMOTE DISCUSSION AND INTELLIGENT BALLOTTING BY STOCKHOLDERS AND PROXIES

CONCERNING MS JANE ECKERT I'VE SUBMITTED ELDER ABUSE COMPLAINTS TO HER FOR HER TO FORWARD TO THE PERSONS FOR APPROPRIATE ACTION

NAMELY AGAINST STATE

MORE

TREASURER AND RECEIVER GENERAL HON MS SHANNON O'BRIEN, THE COMMONWEALTH OF MASSACHUSETTS AND SUFFOLK UNIVERSITY LAW SCHOOL DEAN HON JOHN E. FENTON. JR OR SUCCESSOR AS DEAN OR ACTING DEAN. SUFFOLK UNIVERSITY LAW SCHOOL

MS O'BRIEN HAS FAILED to RESPOND TO MY FINANCIAL PLIGHT AS RETIRED STATE EMPLOYEE

SUFFOLK UNIVERSITY HAS PERMITTED ACCESS RAMPS TO IT'S LAW SCHOOL BOOKSTORE to BE BLOCKED

MS ECKERT WAS MY SUPERVISOR. MY WORK WAS TO PROVIDE SERVICES TO DISADVANTAGED PERSONS. MS ECKERT'S JOB WAS TO PROVIDE SERVICES to DISADVANTAGED PERSONS SUCH AS ME

TO THE EXHIBITS. IN CASE OF EACH ONE (01) THE BOARD WILL CAUSE TO BE ATTACHED A TWENTY-FIVE (25) to FIFTY (50) WORD STATEMENT REGARDING RELEVANCY, IR-

MORE

RELEVANCY AND WHY AND THOSE TOO WILL ACCOMPANY THOSE REPORTS TO STOCKHOLDERS AND PROXIES AND THOSE STATEMENTS AND REPORTS WILL BE DELIVERED TO REQUESTORS ADDRESSES PRIOR TO THE MEETING.

MS SHANNON AND I HAVE HAD MANY CHANCES TO BECOME FRIENDS. WE ARE NOT FRIENDS. AND WE ARE NOT FRIENDS.

END OF SUPPORTING STATEMENT

DEAR MR BENNETT

WE'VE HAD MANY CHANCES TO BECOME. WE'RE NOT FRIENDS. NEVER HAVE WE BEEN FRIENDS. THE EXHIBITS. TABLE OF CONTENTS ARE APPENDED HERE TO THIS LETTER OF TRANSMITTAL

IN THE EVENT YOU HAVE QUESTIONS OR COMMENTS OF ME PLEASE ADDRESS THEM TO ME AT MY POST OFFICE BOX ADDRESS. PRESUMABLY YOU'LL HAVE QUESTIONS AND OTHER COMMENTS

MORE

J.J. CRAPO, pro se, AA.ABE to AIG-MHP. Nov 12th (twelfth) 2002

PAGE Twenty-Eight (28) OF 28 Twenty-EIGHT (28) PAGES PRINTED ONE (01) SIDE REVERSE SIDE BLANCO

I'M SENDING COPIES THIS LETTER, MY TABLE OF CONTENTS, THE EXHIBITS VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED TO THE CITY OF NEW HAVEN (CT) VISITOR BUREAU

Sincerely

John Jennings Crapo, pro se

(MR) John Jennings Crapo, pro se
NON DR, NON LLB, NON MS

ENCLOSURES:

EXHIBITS one Hundred-Two	(102)
Title pages OF EXHIBITS	(002)
MY TABLE OF CONTENTS	(011)
~~THIS Letter~~	
Letter to City of New HAVEN VISITOR BUREAU	(001)
Letter to SUFFOLK UNIV. LAW SCHOOL	(001)
LETTER TO Ms Jane ECKERT	(004)
	121
THIS letter 28 PP printed one (01) SIDE reverse SIDES BLANCO	28
	149

JJC/JJC NOVEMBER FIFTH-TEENTH (15TH) 2002 9:45AM

IT'S 90°F - I'M FATIGUED, DROWSY LETHARGIC, DISCOURAGED, AS I PREPARE TO POST THIS TO YOU - JJC

MR JOHN J. CRAPO, pro se
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL
MAILPIECE # 7002
1000 0005 6652
8202 RETURN RE-
CEIPT REQUESTED

NOVEMBER TWELTH
(12TH) YEAR TWO-
THOUSAND-TWO
(2002)

CITY OF NEW HAVEN
VISITOR BUREAU
MOST REV ARCHBISHOP
DESMOND TUTU CORNER
1000 CHAPEL STRT
NEW HAVEN CT 06510

PAGE ONE (01)
OF ONE (01)
PAGE PRINTED
ONE SIDE RE-
VERSE SIDE
BLANCO

DEAR Gentlemen and Ladies:

ENCLOSED ARE COPIES OF MY LETTERS VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED SERVICE TO THE McGRAW-HILL COMPANIES AND TO AMERICAN INTERNATIONAL GROUP. INC COMPLETE WITH COPIES OF MY EXHIBITS

SINCERELY

John J. Crapo, pro se, NON LLB

ENCl:
CC WITH ENCLOSURES VIA Certified Mail Return RECEIPT REQUESTED
AMERICAN INTERNATIONAL GROUP. INC
THE McGRAW-HILL COMPANIES

JJC/jjc

p-one(01) of two(02) pp
Printed one(01) Side
reverse Side Blanco

John J. CRAPO, Pro Se
PO Box 400151
02140-0002
Nov 15 2002

Pro Se
J.J. CRAPO.

LAWYER'S STATIONERY
101 ARCH ST. BOSTON, MA
617-951-2729
DATE 11.15.'02 FRI

OFFICE STUFF X1	
	$12.00
SUBTOTAL	$12.00
TAX TOTAL	$0.60
TOTAL	$12.60
CASH	$20.00
CHANGE	$7.40
CLERK 1	NO.077756
TIME ~~16:31~~	9999

Dear AMERICAN INT'l GROUP INC AND McGRAW Hill Companies

MY ~~A~~ ADDENDUM

SOMEONE(01) left photo of Flowers in TRASH Enclosed two black + white copies of the photograph.

ELSEWhere I Got Cooperation. IN Another place Someone DIDN'T wisH to cash my check. Next person after me heard how MUCH I NEEDED IN Cash + that person's PAYMENT GAVE ME CASH BACK I Needed then.

The Person Who left Floral

more

p. two (02) of two (02) pp
arrangement looks familiar.
someone I've noticed before
I include this to comply
pro se further with
J.J. CRAPO laws, rules,
regulations
of the Hon
U.S. Securities
and Exchange
Commission

LAWYER'S STATIONERY
101 ARCH ST. BOSTON, MA
617-951-2729
DATE 11.15.'02 FRI

OFFICE STUFF ※1
$12.00

SUBTOTAL	$12.00
TAX TOTAL	$0.60
TOTAL	$12.60
CASH	$20.00
CHANGE	$7.40
CLERK 1	NO.077756
TIME ~~16:31~~	9999

Sincerely

#one(01)/ printed
#two(02)/ one side
reverse side blanco

John Jennings Crapo
PRO SE
SHAHLOR
~~AAP~~ ~~Ho~~
McGraw-Hill Companies
American INT'l Group INC
JJC/jjc

Attachment
one(01) of two(02) exhibits
printed one(01) Side
reverse Side Blanco

From John J. CRAPAPRO Sr.



Nov 15 2002.

Attachment
#two(02) OF two(02)
printed one(01) side reverse
Side Blanco



~~by~~ from John J. CRAPO, pro se

JJC/jjc
NOV 15 2002

MR JOHN J. CRAPO. Pro Se. Non LWYR
Non Practising LCSW
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL NOV 12th 2002
MAIL PIECE #7002 2030
0002 2293 1511
RETURN RCPT REQUEST
ED SUFFOLK University
LAW SCHOOL Attn please
HON MR JOHN E. FENTON,
JR. ESQUIRE DEAN OR
SUCCESSOR AS DEAN
OR ACTNG DEAN
HON DAVID J. SARGENT
BUILDING 120 TREMONT Strt
BOSTON MA

PAGE ONE (01) OF ONE (01) PRINTED ONE (01) SIDE reverse SIDE BLANCO

COPY

Dear Gentlemen AND Ladies
ENCLOSED PLEASE FIND copy my Letter to Ms JANE ECKERT, LICSW of November Twelth 2002 WHICH I've MAILED to Ms. Eckert via Certified mail Return receipt requested ("CMRRR") WHICH I CALL to YOUR ATTENTION
PLEASE PUT THIS AND attachment with MY RECORDS at SUFFOLK UNIVERSITY

Sincerely
John J. Crapo. Pro Se

C.C. to MS Jane ECKERT LICSW via CMRRR Nov 15 2002 5:28 PM
JJC/jjc 12:30 P.M.

MR JOHN JENNINGS ("JACK") CRAPO—
PRO SE.AA.ABE
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED NOV. 12Th 2002
MAIL ART# 7002 PAGE ONE (01)
1000 0005 6652 OF FOUR (04)
7502 RETURN Pages Printed
RCPT REQUESTED one (01) SIDE
MS JANE ECKERT. LICSW BLANK on
70 BURLINGTON STRT reverse SIDES
LEXINGTON MA 02473 TWO (02)
RE ELDER ABUSE ELDER ABUSE
DEAR MS ECKERT: COPY COMPLAINTS

ONE (01)
NOV TENTH (10TH) 2002 RAMP FROM SIDEWALK SUFFOLK UNIVERSITY LAW SCHOOL BOOKSTORE, DAVID J. SARGENT BUILDING. 120 TREMONT STRT (FL ONE) BOSTON MA WAS BLOCKED FROM DOORWAY to FLOOR OF BOOKSTORE BLOCKING ACCESS to CUSTOMERS ENTERING/EXITING VIA THAT RAMP. BRIEFLY I REPORT!

TWO (02)
OCTOBER THIRTIETH (30TH) 2002 MY

MORE

MONTHLY STATE BOARD OF RETIRE-
MENT CHECK WAS FOR $865.27
MY MONTHLY RENT PAYMENT
WAS FOR $ 1,050 NO cents the STATE
BOARD OF RETIREMENT ON ~~SEPT~~ octo
~~EM~~BER 29th 2002 AND ON NUM-
EROUS OTHER OCCASIONS HAS BEEN
INFORMED BY ME OF MY SERIOUS
CONCERNS ABOUT THIS AND DIS-
RUPTIONS THIS SITUATION HAS
CAUSES ME ON October 29th
Twenty-Ninth (29th) AND NUMER-
OUS OTHER OCCASIONS
I SEND A COPY OF ~~THIS~~ to
SUFFOLK UNIVERSITY ~~DEAN~~ LAW
SCHOOL DEAN HON JOHN E.
FENTON JR OR SUCCESSOR AS
DEAN OR ACTING DEAN VIA Certi-
FIED MAIL RETURN RCPT REQUEST-
ED (CMRRR) AT SAID ADDRESS
I SEND VIA CMRRR A COPY
OF THIS LETTER TO AMERICAN
INTERNATIONAL GROUP, INC ATTN
PLEASE MS KATHLEEN E. SHANNON,
ESQUIRE MORE

CORPORATION SECRETARY. AND to THE McGRAW-HILL COMPANIES ATTN PLEASE MR SCOTT L. BENNETT, ESQUIRE. CORPORATE SECRETARY IN COMPLIANCE WITH THE LAWS, RULES, AND REGULATIONS OF THE HON UNITED STATES (OF AMERICA) SECURITIES AND EXCHANGE COMMISSION ("SEC"). LAWS, RULES AND REGULATIONS I RECOMMEND YOU, TOO, OBEY.

I WRITE IN THE MIDST OF EXCEEDINGLY INCONVENIENT, TROUBLING AND VERY THREATENING CIRCUMSTANCES! BRIEFLY I WRITE.

IN EVENT YOU HAVE QUESTIONS OR OTHER COMMENTS to/OF ME PLEASE ADDRESS THEM to ME AT MY POST OFFICE BOX ADDRESS WHICH I REPEAT BELOW (ON PAGE FOUR)

MORE

J.J. CRAPO, pro se, to Ms ECKERT
PAGE FOUR(04) OF FOUR(04) PP

UNITED STATES POST OFFICE
PO BOX 400151
CAMBRIDGE MA 02140-0002

I AM SENDING VIA ORDINARY MAIL A COPY this letter to YOU ADDITIONALLY COPY

Sincerely,

John Jennings "Jack" Crapo, pro se
AA: ABE, Non Prochsints
LCSW, NON LWYR

JJC/jjc Nov Twelfth (12th) Calendar Year TWO THOUSAND TWO (2002) 12 NOON

JJC/jjc

5:25 PM
Nov 15 2002

EXHIBITS
PART ONE(01)
FIFTY(50) PRINTED ONE(01)
SIDE REVERSE SIDE
BLANCO

NOV tweltth(12th) 2002
BY
JOHN JENNINGS CRAPO,
PRO SE. STOCKHOLDER

TO
AMERICAN INTERNATIONAL
GROUP, INC AND

TO
McGRAW-HILL COMPANIES

JJC/JJC NOV 13Th
2002

MY TABLE OF CONTENTS
NOV TWELTH 2002
PAGE ONE (01) OF ELEVEN (11) PAGES PRINTED ONE SIDE reverse SIDES Blanco
JOHN JENNINGS CRAPO, Pro Se, AA, ABE
TO AMERICAN INTERNATIONAL GROUP, INC ("AIG"), TO McGRAW-HILL COMPANIES ("MHP")

NUMBER		DISCRIPTION
ONE (01)	A B C D	12 NOV 2002 ELDER ABUSE COMPLAINT TO MS JANE ECKERT, LCNSED INDEP. CLINICAL SCL WRKR, Lexington MA
TWO (02)		12 NOV 2002 COURTESY COPY TO SUFFOLK UNIV. LW SCH DEAN (MR) JOHN E. FENTON JUNR
THREE (03)	A	USPS COMPL FORMS 3849 NOV 07 NOV 06 2002 McGRAW-HILL
	B	REVERSE
FOUR (04)	A	ALTOIDS CURIOSLY STRONG MINTS
	B	SECD COPY FOUR (04) A
	C	BACK SIDE OF CURIOUSLY STRONG
FIVE (05)	A	KINKO'S NOV SIXTH 2002
	B	KINKO'S NOV 07th 2002 AND SUBWAY SANDWICHES AND SALADS
SIX (06)	A	WHAT THE HECK IS A
	B	HOOSIC?
	B.	OTHER SIDE OF NOTICE
SEVEN (07)	A	ONE SIDE OF schedule
	B	other SIDE OF schedule

MORE

my table of contents
Nov 12th 2002
PAGE two(02) of ELEVEN (11) pp
John Jennings ~~Crapo~~ CRAPO
to AIG, to MHP
Number
Eight (08) ~~A Kinko~~
A Kinko's INC Nov 05 2002
B Pharmacy
New HAVEN Ct
NINE (09) DUNKIN DONUTS
NOV 06 2002
TEN (10) NEW HAVEN Hotel
A Receipt NOV 2002
B repeat copy
ELEVEN NEW HAVEN
(11) A Hotel NOV 07 2002
B a repeat copy
Twelve (12) A NEW HAVEN Free
public LIBRARY
~~B A~~ AU BON PAIN
Boston
~~A~~ AU BON PAIN
1 BROADWAY
6 convenience
Thirteen Duplicate of
Twelve (12)
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MY Table OF Contents
NOV 12 2002
P. three (03) OF Eleven (11) pages
John J. CRAPO, Pro Se

Fourteen (14) DUNKIN DONUTS
UNION STATION
Porter Square
2d one at Porter
Square
CVS White
Stret
Fifthteen RITE AID
(15) UNION NEWS
copperkitchen
Sixteen AMTRAK
(16) to New HAVEN ct
to Boston MA
SEVENteen US Postal Svce
(17) certified mail receipt
to New HAVEN Hospital J. J. CRAPO
AND Hon Gov Council
ms MARILY PETITTO
DEVANEY

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my table of contents
NOV 12 2002
p. Four(04) OF ELEVEN(11) pages
by John J. CRAPO, Pro Se

EIGHTEEN(18) "Curiously
Nineteen(19) Strong...
collectibles"
TWENTY (20) My holographs
and my MEMORANDA
A # TWENTY-NINE (29)
B # FROM THE STEPS

TWENTY-ONE (21) MEDICAL EDUCATIONAL SERVICE, INC
TWO(02) pp MAY 31/JUNE 03 2002
A Front piece
B letter

TWENTY-TWO (22) THE CAMBRIDGE Hospital NOV 01-22
TWENTY-THREE (23) Calendar Year 2002

TWENTY-FOUR (24) AMERICAN INTERNATIONAL GROUP INC ("AIG") NOV 2002
A - Front piece mail piece
B - Rear piece mail piece

Twenty-FIVE (25) THE McGRAW-HILL COMPANIES NOV 04 2002
A FRONT PIECE MAIL PIECE
B REAR PIECE MAILPIECE

TWENTY-SIX (26) HON UNITED STATES COURT OF APPEALS OCT 30, 2002
MS/MR JULIE GREGG, ES

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NOV 12th 2002
page ~~Four(04)~~ Five(05) OF ELEVEN pages
John J CRAPO, pro se

~~Exhibit (18) CURIOUSLY~~

~~| | | STRON Collecti-~~
~~BLES~~
~~Nineteen (19) duplicate~~
~~| | | Exhibit Eighteen (18)~~

TWENTY-SEVEN (27) US Postal Service Forms 3849 NOV 06 2002

| | | A McGRAW-Hill
B NOV 07 2002

TWENTY-EIGHT (28) USA PASSPORT INSIDE PAGE 09 OCT 2002

| | | A one (01) copy
B. Second copy

original missing, I made copy of original. I DID my own work

| | |

TWENTY-NINE (29) Boston HERALD NOV 04 2002

THIRTY (30) MR JOSEPH J. ELLIS FOUNDING BROTHERS

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MY TABLE OF CONTENTS
NOV Twelfth (12th) 2002
6th Page Six (06) OF ELEVEN
(11) pages
BY John J. Crapo, Pro Se

Thirty-one (31) Villa del Sol #513873

Thirty-two (32) MISSION FLOUR TORTILLAS
A Front of Packet
B Rear of PKG
C Rear & Front of enclosure

Thirty Three (33) Financial Statements
A ADVEST mar 01-31 2002
B ADVEST Apr 01-30 2002
C ADVEST JUNE 01-30 2002
D FIDELITY INV June 01-30 2002
E Fidelity INV Aug 01-31 2002
F FIDELITY INV Jan 01 2001 - Dec 31, 2001
G Fidelity INV Nov 01, 2001 - NOV 30, 2002
H * FIDelity INV Jan 01-31 2002
I Fidelity INV Jan 01-31 2002
J ADVEST Jan 01-31 2002
K Fidelity Feb 01-28 2002
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NOV 12th (twelth) 2002
page Seven (07) of ELEVEN (11) pages
By John J. CRAPO. Pro se

Thirty-three (33)

L Fidelity Dec 01-31 2002
M Fidelity Dec 01-31 2001
N Fidelity Jan 17, 2002 Frontpiece
O Fidelity Apr 01-30 2002
P. Advest Jul 01-31 2002
Q Fidelity IN Mar 01-31 2002
R ADVEST Aug 01-31 2002
S ADVEST Sept 03 2002 Front piece
T Advest Sept 05 2002 front piece
U ADVEST Sept 01-30 2002
V ADVEST Frontpiece Sept 05 2002
W ADVEST Frontpiece Sept 05 2002
X Fidelity INV July 01 2002 to July 31 2002
Y Fidelity INV July 01-31 2002
Z Fidelity INV Aug 06 2002 Front piece

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my table of
contents
NOV 12th 2002
page seven (07)
of eleven (11) pages

BLANCO

By John J.
CRAPO
Pro Se

JJC | jjc

my table of Contents
NOV 12th (twelth)
2002
page Eight (08) 2002 07
By John J. CRAPO
Pro Se

Thirty-Four (34) A Fidelity INV
AUG 06 2002
Front piece

Eleven (11) pages

B Fidelity Sept 01-30 2001

C Fidelity
rear piece

D Fidelity
Front piece
oct 01 2002

E oct 01 2001 -
oct 31 2001

F oct 01 2001 - oct
31 2001

G . ~~Fidelity~~
Advest oct 01,
2001 - oct 31
2001

H Advest INC
NOV 01 - 30 2001

I Advest INC
NOV 01 - 30 2001

J Advest NA Jan 01 -
2002 - Jan 31 2002

K Fidelity INV
Sept 01 - 2002 - Sept 30
2002

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My table of Contents
Nov 12th (twelth) 2002
Page Nine (09) 2002
of eleven (11) pages
By John J. Crapo, pro se

Thirty-Four (34)

L Fidelity
Sept 01-30 2002

M Fidelity
Sept 01-30 2002

N Advest May 01-31
2002

O Fidelity INV
May 01-31 2002

P ADVEST
Feb 01-28 2002

Q Oct 01-31 2001
Fidelity

(R) Front piece
Advest
NOV 04 2002

S Front piece of
Advest NOV 04 2002

T ~~Front~~ Advest
Oct 01-31 2002

Thirty-Five (35) OVER PRINT
Thirty-Six (36) of My Senior Citizen
card MBTA

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my table of Contents
Nov 12th 2002
page ten (10) 2002
of Eleven (11) pp
BY John J. Crapo,
pro se

~~thirty~~ Seven (37) my clock

~~thirty~~ Eight (38) COMMODE

~~thirty~~ Nine (39) shareholder proponent

Forty (40) Rest Room

JJC/jjc

EXHIBITS
PART TWO(02)
FIFTY-TWO (52
PRINTED ONE SIDE REVERSE
SIDE BLANCO
NOVEMBER TWELTH (12TH)
CALENDER YEAR TWO-THOUS-
AND TWO (2002)
BY
JOHN JENNINGS CRAPO.
PRO SE, STOCKHOLDER
TO AMERICAN INTERNATION-
AL GROUP. INC AND
TO
McGRAW-HILL COMPANIES
JJC | JJC NOV
13TH 2002
4:30 P.M.

Thirty-two (32) of one Hundred-two (102)
NOV 12 2002


Find the golden tortilla and WIN!
MISSION

BY JOHN J. CRAPO, Pro Se
JJC/jjc


DISCOVER
The Treasures of
MEXICO
Los Tesoros de México
MISSION

Client Statement
Through The Courtesy Of:

Securities Account

Advest
Serving Investors Since 1898

A member of The MONY Group.

For The Period:
March 1 - March 31, 2002 — JOHN JENNINGS CRAPO

Account Number:
WBG-035409-B1

Portfolio Detail

	SYMBOL	QUANTITY	CURRENT PRICE	CURRENT VALUE	ESTIMATED ACCRUED INTEREST	ESTIMATED ANNUALIZED INCOME	CURRENT YIELD	COMMENTS
Equities-98.7% of Portfolio								
AMERICAN INTERNATIONAL GROUP INC	AIG	294	72.140 **	$21,209.16		$49	.23%	
CLOROX CO	CLX	30	43.630 **	$1,308.90		$25	1.81%	
FOX ENTERTAINMENT GROUP INC CLASS A	FOX	75	23.650 **	$1,773.75				
GENERAL ELECTRIC CO	GE	30	37.450 **	$1,123.50		$22	1.96%	
IDACORP INC	IDA	31	40.500 **	$1,255.50		$58	4.62%	
LEHMAN BROTHERS HOLDINGS INC	LEH	60	64.640 **	$3,878.40		$22	.57%	
MAC GRAY CORP	TUC	500	3.500	$1,750.00				
MONY GROUP INC	MNY	5	40.320 **	$201.60		$2	.99%	
SARA LEE CORP	SLE	25	20.760 **	$519.00		$15	2.89%	
TOTAL PRICED SECURITIES VALUE				$33,019.81		$193		
Money Market Funds-1.3% of Portfolio								
BOSTON ADVISOR MONEY MARKET CASH RESERVES FUND CLASS 1		450.770	1.000	$450.77		$4	.99%	7-Day Yield
TOTAL MONEY MARKET FUNDS				$450.77		$4		

Account Activity

	DATE	TRANSACTION	QUANTITY	PRICE/COMMENTS	AMOUNT DEBITED	AMOUNT CREDITED
Securities Purchases & Sales						
IDACORP INC AO 02/26	03/07	Purchased	31	38.05	$1,183.50	
Total Amount Debited for Securities Purchased					$1,183.50	
Total Amount Credited for Securities Sold						
Net Amount for Securities Transactions					$1,183.50	
Income and Distributions						
DIV ON 294 AM INTL GROUP INC	03/15	Dividend		Income		$12.35

Thirty-three (33) of A OF
One Hundred-Two (102)
By John J. CRAPO, Pro Ae
NOV Twelfth (12th) 2002
JJC/jjc

Thirty-three (33) B of one Hundred Two (102)

Client Statement
Through The Courtesy Of:

Securities Account

Advest
Serving Investors Since 1898

A member of The MONY Group.

For The Period:
April 1 - April 30, 2002

JOHN JENNINGS CRAPO

Account Number:
WBG-035409-B1

Portfolio Detail

	SYMBOL	QUANTITY	CURRENT PRICE	CURRENT VALUE	ESTIMATED ACCRUED INTEREST	ESTIMATED ANNUALIZED INCOME	CURRENT YIELD	COMMENTS
Equities-98.6% of Portfolio								
AMERICAN INTERNATIONAL GROUP INC	AIG	294	69.120 **	$20,321.28		$49	.24%	
CLOROX CO	CLX	30	44.250 **	$1,327.50		$25	1.88%	
FOX ENTERTAINMENT GROUP INC CLASS A	FOX	75	23.600 **	$1,770.00				
GENERAL ELECTRIC CO	GE	30	31.550 **	$946.50		$22	2.32%	
IDACORP INC	IDA	31	37.840 **	$1,173.04		$58	4.94%	
LEHMAN BROTHERS HOLDINGS INC	LEH	60	59.000 **	$3,540.00		$22	.62%	
MAC GRAY CORP	TUC	500	3.550	$1,775.00				
MONY GROUP INC	MNY	5	39.000 **	$195.00		$2	1.03%	
SARA LEE CORP	SLE	25	21.180 **	$529.50		$15	2.83%	
TOTAL PRICED SECURITIES VALUE				$31,577.82		$193		
Money Market Funds-1.4% of Portfolio								
BOSTON ADVISOR MONEY MARKET CASH RESERVES FUND CLASS 1		457.110	1.000	$457.11		$5	.99%	7-Day Yield
TOTAL MONEY MARKET FUNDS				$457.11		$5		

Account Activity

	DATE	TRANSACTION	QUANTITY	PRICE/COMMENTS	AMOUNT DEBITED	AMOUNT CREDITED
Income and Distributions						
DIV ON 25 SARA LEE CORP	04/01	Dividend		Income		$3.75
BOSTON ADV CL I DIV REINV 03/18 - 04/15	04/16	Money Fund Dividend		For Reinvestment		$.33
DIV ON 30 GENERAL ELECTRIC CO	04/25	Dividend		Income		$5.40
BOSTON ADV CL I DIV REINV DIV ADJUST	04/29	Money Fund Dividend		For Reinvestment		$.02
Miscellaneous						
FEDERAL TAX WITHHELD ON DIVIDEND DIV ON 25 SARA LEE CORP	04/01	Debit			$1.13	

John J. Crapo, Pro Se
Nov. 12th 2002
JJC/jjc

Client Statement
Through The Courtesy Of:

Securities Account

Advest
Serving Investors Since 1898

A member of The MONY Group.

For The Period:
June 1 - June 30, 2002 — JOHN JENNINGS CRAPO

Account Number:
WBG-035409-B1

Portfolio Detail

	SYMBOL	QUANTITY	CURRENT PRICE	CURRENT VALUE	ESTIMATED ACCRUED INTEREST	ESTIMATED ANNUALIZED INCOME	CURRENT YIELD	COMMENTS
Equities-98.5% of Portfolio								
AMERICAN INTERNATIONAL GROUP INC	AIG	294	68.230 **	$20,059.62		$55	.27%	
CLOROX CO	CLX	30	41.350 **	$1,240.50		$25	2.02%	
FOX ENTERTAINMENT GROUP INC CLASS A	FOX	75	21.750 **	$1,631.25				
GENERAL ELECTRIC CO	GE	30	29.050 **	$871.50		$22	2.52%	
IDACORP INC	IDA	31	27.700 **	$858.70		$58	6.75%	
LEHMAN BROTHERS HOLDINGS INC	LEH	60	62.520 **	$3,751.20		$22	.59%	
MAC GRAY CORP	TUC	500	3.400	$1,700.00				
MONY GROUP INC	MNY	5	34.010 **	$170.05		$2	1.18%	
SARA LEE CORP	SLE	25	20.640 **	$516.00		$15	2.91%	
TOTAL PRICED SECURITIES VALUE				**$30,798.82**		**$199**		
Money Market Funds-1.5% of Portfolio								
BOSTON ADVISOR MONEY MARKET CASH RESERVES FUND CLASS 1		484.820	1.000	$484.82		$5	1.00%	7-Day Yield
TOTAL MONEY MARKET FUNDS				**$484.82**		**$5**		

Account Activity

	DATE	TRANSACTION	QUANTITY	PRICE/COMMENTS	AMOUNT DEBITED	AMOUNT CREDITED
Income and Distributions						
DIV ON 294 AM INTL GROUP INC	06/14	Dividend		Income		$12.35
BOSTON ADV CL I DIV REINV 05/16 - 06/16	06/17	Money Fund Dividend		For Reinvestment		$.37
Miscellaneous						
FEDERAL TAX WITHHELD ON DIVIDEND DIV ON 294 AM INTL GROUP INC	06/14	Debit			$3.71	
FEDERAL TAX WITHHELD ON DIVIDEND BOSTON ADV CL 1 DIV REINV 05/16 - 06/16	06/17	Debit			$.11	

JOHN J. CRAPO. Pro Se
NOV 12th 2002
thirty three (33) C of
one Hundred - two (102)
JJC/jjc

thirty - three (33) D OF one HUNDRED - TWO (102)

Fidelity Investments

Investment Report

June 1, 2002 - June 30, 2002

Brokerage 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Holdings (Symbol) as of June 30, 2002	Performance June 30, 2002	Quantity June 30, 2002	Price per Unit June 30, 2002	Total Value June 1, 2002	Total Value June 30, 2002
THERMO ELECTRON CORP. (TMO)		10.0000	16.50000	183.60	165.00
VIASYS HEALTHCARE INC COM NEW (VAS)		1.0000	17.45000	20.43	17.45
WYNDHAM INTL CL A (WYN)		100.0000	1.16000	115.00	116.00
Mutual Funds 43% of holdings					
FIDELITY INDEPENDENCE (FDFFX)		505.6750	14.26000	8,353.75	7,210.93
Core Account 5% of holdings					
FIDELITY CASH RESERVES (FDRXX)	*7-day yield: 1.61%*	781.2900	1.00000	765.26	781.29
Total Market Value					$16,965.96

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account - *Fidelity Cash Reserves*

Description	Amount	Balance
Beginning		$765.26
Investment Activity		
Core account Income	$1.03	

Description	Amount	Balance
Income	15.00	
Subtotal of Investment Activity	$16.03	
Ending		$781.29

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
6/03	ARCHER DANIELS MIDLAND	Dividend received			$1.80
6/12	MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC	Dividend received			10.20
6/17	PHILLIPS VAN HEUSEN	Dividend received			3.00
6/28	FIDELITY CASH RESERVES	Dividend received			1.03

NOV 12 2002 (Tuesday)
John J. CRAPO, Pro Se
JJC/jjc

Fidelity Investments

Investment Report

August 1, 2002 - August 31, 2002

ENV# 335038883

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

Fidelity Traditional IRA 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Account Summary

Beginning value as of Aug 1	$15,757.42
Change in investment value	393.98
Ending value as of Aug 31	$16,151.40
Your commission schedule	Bronze
Account eligible trades from Sep 2001 - Aug 2002	3

Income Summary

	This Period	Year to Date
Tax-deferred	$2.38	$59.34

Holdings (Symbol) as of August 31, 2002	Performance August 31, 2002	Quantity August 31, 2002	Price per Unit August 31, 2002	Total Value August 1, 2002	Total Value August 31, 2002
Stocks *45% of holdings*					
ARCHER DANIELS MIDLAND (ADM)		36.0000	$12.19000	$421.20	$438.84
INTERSTATE HOTELS & RESORTS INC (IHR)		2.0000	3.91000		7.82
MAC-GRAY CORP (TUC)		200.0000	3.19000	612.00	638.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)		40.0000	63.41000	2,502.00	2,536.40
PFIZER INC (PFE)		50.0000	33.08000	1,617.50	1,654.00
PHILIP MORRIS COS (MO)		5.0000	50.00000	230.25	250.00
PHILLIPS VAN HEUSEN (PVH)		80.0000	12.50000	944.00	1,000.00
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)		17.0000	25.78000	436.90	438.26
THERMO ELECTRON CORP (TMO)		10.0000	17.78000	169.80	177.80

0001 020830 0001 335038883 01 18 000

JOHN J. CRAPO, pro se
NOV 12th 2002
Thirty-three (33) E OF One Hundred-
TWO (102)
JJC/jjC

Fidelity Investments

2001 Investment Report

January 1, 2001 - December 31, 2001

Brokerage 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Holdings (Symbol) as of 12/31	% of Holdings	Performance December 31, 2001	Quantity	Price per Unit	Total Value
Stocks					
ARCHER DANIELS MIDLAND (ADM)	3%		36.00000	$14.3500	$516.60
INTERSTATE HOTELS CORP (IHCO)	0%		3.00000	1.4200	4.26
MAC-GRAY CORP (TUC)	3%		200.00000	2.8100	562.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)	14%		40.00000	60.9800	2,439.20
MONY GROUP INC (MNY)	8%		40.00000	34.5700	1,382.80
PHILIP MORRIS COS (MO)	1%		5.00000	45.8500	229.25
PHILLIPS VAN HEUSEN (PVH)	5%		80.00000	10.9000	872.00
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)	3%		17.00000	29.8500	507.45
THERMO ELECTRON CORP (TMO)	1%		10.00000	23.8600	238.60
VIASYS HEALTHCARE INC COM NEW (VAS)	0%		1.00000	20.2100	20.21
WASHINGTON POST CO CL B (WPO)	12%		4.00000	530.0000	2,120.00
WYNDHAM INTL CL A (WYN)	0%		100.00000	0.5600	56.00
Stock Funds					
FIDELITY INDEPENDENCE (FDFFX)	47%		505.67500	15.7700	7,974.49
Core Account					
FIDELITY CASH RESERVES (FDRXX)	1%	*7-day yield: 1.96%*	177.86000	1.0000	177.86
Total Market Value as of December 31, 2001					$17,100.72

All positions held in cash account unless indicated otherwise

Thirty-three (33) F OF One Hundred TWO (102)
John J. CRAPO, pro se
NOV Twelfth (12th) 2002
JJC/jjc

Fidelity Investments

Investment Report

November 1, 2001 - November 30, 2001

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 335036661

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Brokerage 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Account Summary

Beginning value as of Nov 1	$15,510.85
Change in investment value	1,183.27
Ending value as of Nov 30	$16,694.12
Your commission schedule	Bronze
Account eligible trades from Dec 2000 - Nov 2001	1

Income Summary

	This Period	Year to Date
Tax-deferred	$5.97	$124.04

Holdings (Symbol) as of November 30, 2001	Performance November 30, 2001	Quantity November 30, 2001	Price per Unit November 30, 2001	Total Value November 1, 2001	Total Value November 30, 2001
Stocks *52% of holdings*					
ARCHER DANIELS MIDLAND (ADM)		36.0000	$15.39000	$501.48	$554.04
INTERSTATE HOTELS CORP (IHCO)		3.0000	1.59000	3.99	4.77
MAC-GRAY CORP (TUC)		200.0000	3.04000	600.00	608.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)		40.0000	56.50000	2,103.20	2,260.00
MONY GROUP INC (MNY)		40.0000	31.32000	1,206.80	1,252.80
PHILIP MORRIS COS (MO)		5.0000	47.17000	234.00	235.85
PHILLIPS VAN HEUSEN (PVH)		80.0000	11.00000	683.20	880.00
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)		17.0000	27.14000	374.68	461.38
THERMO ELECTRON CORP (TMO)		10.0000	21.70000	211.40	217.00

thirty-three (33) G of one Hundred-two (102)
Nov 12th 2002
John J. CRAPO, Pro Se
JJC/jjc

Fidelity Investments

Investment Report

January 1, 2002 - January 31, 2002

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 335037246

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Brokerage 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Account Summary

Beginning value as of Jan 1	$17,100.72
Change in investment value	644.21
Ending value as of Jan 31	**$17,744.93**
Your commission schedule	Bronze
Account eligible trades from Feb 2001 - Jan 2002	1

Income Summary

	This Period	Year to Date
Tax-deferred	$6.60	$6.60

Holdings (Symbol) as of January 31, 2002	Performance January 31, 2002	Quantity January 31, 2002	Price per Unit January 31, 2002	Total Value January 1, 2002	Total Value January 31, 2002
Stocks *53% of holdings*					
ARCHER DANIELS MIDLAND (ADM)		36.0000	$13.94000	$516.60	$501.84
INTERSTATE HOTELS CORP (IHCO)		3.0000	2.00000	4.26	6.00
MAC-GRAY CORP (TUC)		200.0000	2.70000	562.00	540.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)		40.0000	64.08000	2,439.20	2,563.20
MONY GROUP INC (MNY)		40.0000	35.78000	1,382.80	1,431.20
PHILIP MORRIS COS (MO)		5.0000	50.11000	229.25	250.55
PHILLIPS VAN HEUSEN (PVH)		80.0000	12.30000	872.00	984.00
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)		17.0000	34.25000	507.45	582.25
THERMO ELECTRON CORP (TMO)		10.0000	21.96000	238.60	219.60

Thirty-three (33) # of one Hundred Two (102)
NOV 12 2002
John J. Crapo, Pro se
JJC/jjc

Fidelity Investments

Investment Report

January 1, 2002 - January 31, 2002

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 33503724E

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Brokerage 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Account Summary

Beginning value as of Jan 1	$17,100.72
Change in investment value	644.21
Ending value as of Jan 31	$17,744.93
Your commission schedule	Bronze
Account eligible trades from Feb 2001 - Jan 2002	1

Income Summary

	This Period	Year to Date
Tax-deferred	$6.60	$6.60

Holdings (Symbol) as of January 31, 2002	Performance January 31, 2002	Quantity January 31, 2002	Price per Unit January 31, 2002	Total Value January 1, 2002	Total Value January 31, 2002
Stocks *53% of holdings*					
ARCHER DANIELS MIDLAND (ADM)		36.0000	$13.94000	$516.60	$501.84
INTERSTATE HOTELS CORP (IHCO)		3.0000	2.00000	4.26	6.00
MAC-GRAY CORP (TUC)		200.0000	2.70000	562.00	540.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)		40.0000	64.08000	2,439.20	2,563.20
MONY GROUP INC (MNY)		40.0000	35.78000	1,382.80	1,431.20
PHILIP MORRIS COS (MO)		5.0000	50.11000	229.25	250.55
PHILLIPS VAN HEUSEN (PVH)		80.0000	12.30000	872.00	984.00
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)		17.0000	34.25000	507.45	582.25
THERMO ELECTRON CORP (TMO)		10.0000	21.96000	238.60	219.60

0001 020131 0001 33503724E 01 18 000

John J. CRAPO, Pro se
NOV 12 2002
Thirty Three (33) I OF One Hundred - Two (102)
JJC/jjc

Client Statement
Through The Courtesy Of:

Securities Account

Advest
Serving Investors Since 1898
A member of The MONY Group.

For The Period:
January 1 - January 31, 2002 JOHN JENNINGS CRAPO

Account Number:
WBG-035409-B1

Portfolio Detail

	SYMBOL	QUANTITY	CURRENT PRICE	CURRENT VALUE	ESTIMATED ACCRUED INTEREST	ESTIMATED ANNUALIZED INCOME	CURRENT YIELD	COMMENTS
Equities-98.7% of Portfolio								
AMERICAN INTERNATIONAL GROUP INC	AIG	294	74.150 **	$21,800.10		$49	.22%	
CLOROX CO	CLX	30	40.780 **	$1,223.40		$25	2.04%	
FOX ENTERTAINMENT GROUP INC CLASS A	FOX	75	21.050 **	$1,578.75				
GENERAL ELECTRIC CO	GE	30	37.150 **	$1,114.50		$22	1.97%	
LEHMAN BROTHERS HOLDINGS INC	LEH	60	64.770 **	$3,886.20		$22	.57%	
MAC GRAY CORP	TUC	500	2.700	$1,350.00				
MONY GROUP INC	MNY	5	35.780 **	$178.90		$2	1.12%	
SARA LEE CORP	SLE	25	21.150 **	$528.75		$15	2.84%	
TOTAL PRICED SECURITIES VALUE				**$31,660.60**		**$135**		
Money Market Funds-1.3% of Portfolio								
BOSTON ADVISOR MONEY MARKET CASH RESERVES FUND CLASS 1		417.020	1.000	$417.02		$5	1.13%	7-Day Yield
TOTAL MONEY MARKET FUNDS				**$417.02**		**$5**		

Account Activity

	DATE	TRANSACTION	QUANTITY	PRICE/COMMENTS	AMOUNT DEBITED	AMOUNT CREDITED
Miscellaneous						
AMERICAN INTERNATIONAL GROUP INC RECEIVE FROM 320-14430	01/22	Received	294			
BOSTON ADVISOR MONEY MARKET CASH RESERVES FUND CLASS 1 RECEIVE FROM 320-14430	01/22	Received	108.020			
CLOROX CO RECEIVE FROM 320-14430	01/22	Received	30			
FOX ENTERTAINMENT GROUP INC CLASS A RECEIVE FROM 320-14430	01/22	Received	75			
GENERAL ELECTRIC CO RECEIVE FROM 320-14430	01/22	Received	30			

thirty-three ~~(33J)~~ (33) J OK
NOV 12 2002
John J. Crapo, Pro Se
JJC/jjc

One Hundred-Two (102)

Fidelity Investments

Investment Report

February 1, 2002 - February 28, 2002

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 335041132

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Brokerage 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Account Summary

Beginning value as of Feb 1	$17,744.93
Change in investment value	432.48
Ending value as of Feb 28	$18,177.41
Your commission schedule	Bronze
Account eligible trades from Mar 2001 - Feb 2002	0

Income Summary

	This Period	Year to Date
Tax-deferred	$5.86	$12.46

Holdings (Symbol) as of February 28, 2002

Holdings	Performance February 28, 2002	Quantity February 28, 2002	Price per Unit February 28, 2002	Total Value February 1, 2002	Total Value February 28, 2002
Stocks 55% of holdings					
ARCHER DANIELS MIDLAND (ADM)		36.0000	$13.85000	$501.84	$498.60
INTERSTATE HOTELS CORP (IHCO)		3.0000	1.95000	6.00	5.85
MAC-GRAY CORP (TUC)		200.0000	3.02000	540.00	604.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)		40.0000	65.80000	2,563.20	2,632.00
MONY GROUP INC (MNY)		40.0000	39.48000	1,431.20	1,579.20
PHILIP MORRIS COS (MO)		5.0000	52.66000	250.55	263.30
PHILLIPS VAN HEUSEN (PVH)		80.0000	14.49000	984.00	1,159.20
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)		17.0000	36.00000	582.25	612.00
THERMO ELECTRON CORP (TMO)		10.0000	20.35000	219.60	203.50

Thirty-three (33)K OK One Hundred Two (102)
John J. Crapo, Pro se
NOV 12 2002
JJC/jjc

Fidelity Investments

Investment Report

December 1, 2001 - December 31, 2001

Online: Fidelity.com
FAST(sm)-Automated Telephone 800-544-5555
Customer Service 800-544-6666

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Brokerage 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO CUSTODIAN

Account Summary

Beginning value as of Dec 1	$16,694.12
Transaction costs, loads and fees	-50.00
Change in investment value	456.60
Ending value as of Dec 31	$17,100.72

Income Summary

	This Period	Year to Date
Tax-deferred	$132.79	$256.83

Your commission schedule: Bronze

Account eligible trades from Jan 2001 - Dec 2001

Holdings (Symbol) as of December 31, 2001

Stocks 52% of holdings	Quantity December 31, 2001	Price per Unit December 31, 2001	Total Value December 1, 2001	Total Value December 31, 2001
ARCHER DANIELS MIDLAND (ADM)	36.0000	$14.35000	$554.04	$516.60
INTERSTATE HOTELS CORP. (IHCO)	3.0000	1.42000	4.77	4.26
MAC-GRAY CORP. (TUC)	200.0000	2.81000	608.00	562.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)	40.0000	60.98000	2,260.80	2,439.20
MONY GROUP INC (MNY)	40.0000	34.57000	1,252.80	1,382.80
PHILIP MORRIS COS (MO)	5.0000	45.85000	235.85	229.25
PHILLIPS VAN HEUSEN (PVH)	80.0000	10.90000	880.00	872.00
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)	17.0000	29.85000	461.89	507.45

JOHN J. CRAPO, pro se
NOV 12 2002
thirty-three L of one Hundred TWO (102)
JJC/JJC

Fidelity Investments

Investment Report

December 1, 2001 – December 31, 2001

Brokerage 201-659338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Holdings (Symbol) as of December 31, 2001	Performance December 31, 2001	Quantity December 31, 2001	Price per Unit December 31, 2001	Total Value December 1, 2001	Total Value December 31, 2001
THERMO ELECTRON CORP (TMO)		10.0000	23.86000	217.00	238.60
VIASYS HEALTHCARE INC COM NEW (VAS)		1.0000	20.21000	17.79	20.21
WASHINGTON POST CO CL B (WPO)		4.0000	530.00000	2,040.00	2,120.00
WYNDHAM INTL CL A (WYN)		100.0000	0.56000	59.00	56.00
Mutual Funds ***47% of holdings***					
FIDELITY INDEPENDENCE (FDFFX)		505.6750	15.77000	7,908.56	7,974.49
Core Account ***1% of holdings***					
FIDELITY CASH RESERVES (FDRXX)	*7-day yield: 1.96%*	177.8600	1.00000	194.93	177.86
Total Market Value					**$17,100.72**

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account *- Fidelity Cash Reserves*

Description	Amount	Balance
Beginning		$194.93
Investment Activity		
Securities bought	-$99.86	
Core account income	0.33	
Income	132.46	
Subtotal of Investment Activity	$32.93	
Cash Management Activity		
Account fees and charges	-50.00	
Subtotal of Cash Management Activity	-$50.00	
Ending		$177.86

Investment Activity

Settlement Date	Security	Description	Amount
12/04	ARCHER DANIELS MIDLAND	Dividend received	$1.80
12/07	PHILLIPS VAN HEUSEN	Dividend received	3.00
12/12	MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC	Dividend received	9.80

JOHN J. CRAPO, Pro Se
NOV 12 2002
Thirty-three (33) M OF One Hundred two (102)
JJC/jjc

Fidelity Investments®
P.O. Box 145421
Cincinnati, Ohio 45250-5421

Online. On-Time. On-Demand.
View your statements online
at Fidelity.com/mystatement.

PRESORTED
FIRST CLASS

U.S. POSTAGE
0 2 5

Thirty three (33) N OF one Hundred Two (102)
By John J. Crapo, Pro Se
Nov 12th 2002
JJC/JJC

Fidelity Investments

Investment Report

April 1, 2002 - April 30, 2002

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 335041624

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Brokerage 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Account Summary

Beginning value as of Apr 1	$18,919.72
Change in investment value	-82.08
Ending value as of Apr 30	$18,837.64
Your commission schedule	Bronze
Account eligible trades from May 2001 - Apr 2002	0

Income Summary

	This Period	Year to Date
Tax-deferred	$3.20	$30.96

Holdings (Symbol) as of April 30, 2002	Performance April 30, 2002	Quantity April 30, 2002	Price per Unit April 30, 2002	Total Value April 1, 2002	Total Value April 30, 2002
Stocks *55% of holdings*					
ARCHER DANIELS MIDLAND (ADM)		36.0000	$13.27000	$501.48	$477.72
INTERSTATE HOTELS CORP (IHCO)		3.0000	2.55000	6.30	7.65
MAC-GRAY CORP (TUC)		200.0000	3.55000	700.00	710.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)		40.0000	63.99000	2,730.00	2,559.60
MONY GROUP INC (MNY)		40.0000	39.00000	1,612.80	1,560.00
PHILIP MORRIS COS (MO)		5.0000	54.43000	263.35	272.15
PHILLIPS VAN HEUSEN (PVH)		80.0000	15.24000	1,128.80	1,219.20
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)		17.0000	37.80000	639.37	642.60
THERMO ELECTRON CORP (TMO)		10.0000	18.90000	207.30	189.00

0001 020430 0001 335041624 01 18 000

John J. Crapo. pro se
NOV 12 2002
thirty-three (33) 0 of one Hundred TWO (102)
JJC/jjc

Client Statement
Through The Courtesy Of:

Securities Account

Advest
Serving Investors Since 1898

A member of The MONY Group.

For The Period: July 1 - July 31, 2002 | JOHN JENNINGS CRAPO | Account Number: WBG-035409-B1 |

Escrow Message

We are required by law to withhold and pay to the Internal Revenue Service (IRS) 30% of interest, dividends and certain other payments if you do not provide us with a properly completed IRS Form W-9: Payer's Request for Taxpayer Identification Number. If you are a nonresident alien, you must instead provide us with Form W-8: Certificate of Foreign Status, in order to prevent your account from being treated as that of a U.S. citizen.

We withheld 30% from your reportable payment(s) and placed the withheld amount(s) in escrow within your account. If we receive a properly completed IRS Form W-9 (or W-8) within 30 days*, all amounts held in escrow will be returned. If we do not receive a properly completed Form W-9 (or W-8) within 30 days, all amounts held in escrow will be paid to the IRS. Thereafter, unless we receive a properly completed Form W-9 (or W-8), we are required to withhold interest, dividends, and certain other payments credited to your account and pay such amounts to the IRS *immediately*.

*Note: Form W-9 (or W-8) must be received within 30 days from the opening date of your account.

Portfolio Detail

	SYMBOL	QUANTITY	CURRENT PRICE	CURRENT VALUE	ESTIMATED ACCRUED INTEREST	ESTIMATED ANNUALIZED INCOME	CURRENT YIELD	COMMENTS
Equities-98.1% of Portfolio								
AMERICAN INTERNATIONAL GROUP INC	AIG	294	63.920 **	$18,792.48		$55	.29%	
CLOROX CO	CLX	30	38.500 **	$1,155.00		$26	2.25%	
FOX ENTERTAINMENT GROUP INC CLASS A	FOX	75	19.950 **	$1,496.25				
GENERAL ELECTRIC CO	GE	30	32.200 **	$966.00		$22	2.28%	
IDACORP INC	IDA	31	25.520 **	$791.12		$58	7.33%	
LEHMAN BROTHERS HOLDINGS INC	LEH	60	56.710 **	$3,402.60		$22	.65%	
MAC GRAY CORP	TUC	500	3.060	$1,530.00				
SARA LEE CORP	SLE	25	18.740 **	$468.50		$15	3.20%	
TOTAL PRICED SECURITIES VALUE				**$28,601.95**		**$198**		
Money Market Funds-1.9% of Portfolio								
BOSTON ADVISOR MONEY MARKET CASH RESERVES FUND CLASS 1		567.160	1.000	$567.16		$6	.98%	7-Day Yield
TOTAL MONEY MARKET FUNDS				**$567.16**		**$6**		

Wexford Clearing Services Corporation

thirty-three (33) P OF one Hundred TWO (102)
BY John J. Crapo, Pro Se
NOV 12 2002
JJC/jjc

Fidelity Investments

Investment Report

March 1, 2002 - March 31, 2002

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 335041933

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Brokerage 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Account Summary

Beginning value as of Mar 1	$18,177.41
Change in investment value	742.31
Ending value as of Mar 31	$18,919.72
Your commission schedule	Bronze
Account eligible trades from Apr 2001 - Mar 2002	0

Income Summary

	This Period	Year to Date
Tax-deferred	$15.30	$27.76

Holdings (Symbol) as of March 31, 2002	Performance March 31, 2002	Quantity March 31, 2002	Price per Unit March 31, 2002	Total Value March 1, 2002	Total Value March 31, 2002
Stocks 55% of holdings					
ARCHER DANIELS MIDLAND (ADM)		36.0000	$13.93000	$498.60	$501.48
INTERSTATE HOTELS CORP (IHCO)		3.0000	2.10000	5.85	6.30
MAC-GRAY CORP (TUC)		200.0000	3.50000	604.00	700.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)		40.0000	68.25000	2,632.00	2,730.00
MONY GROUP INC (MNY)		40.0000	40.32000	1,579.20	1,612.80
PHILIP MORRIS COS (MO)		5.0000	52.67000	263.30	263.35
PHILLIPS VAN HEUSEN (PVH)		80.0000	14.11000	1,159.20	1,128.80
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)		17.0000	37.61000	612.00	639.37
THERMO ELECTRON CORP (TMO)		10.0000	20.73000	203.50	207.30

JOHN J. CRAPO, Pro Se
NOV 12th 2002
thirty-three (33) Q OF one Hundred-TWO (102)
JJC/jjc

Client Statement

Through The Courtesy Of:

Securities Account

Advest
Serving Investors Since 1898

A member of The MONY Group.

For The Period:
August 1 - August 31, 2002

JOHN JENNINGS CRAPO

Account Number:
WBG-035409-B1

Escrow Message

We are required by law to withhold and pay to the Internal Revenue Service (IRS) 30% of interest, dividends and certain other payments if you do not provide us with a properly completed IRS Form W-9: Payer's Request for Taxpayer Identification Number. If you are a nonresident alien, you must instead provide us with Form W-8: Certificate of Foreign Status, in order to prevent your account from being treated as that of a U.S. citizen.

We withheld 30% from your reportable payment(s) and placed the withheld amount(s) in escrow within your account. This information was reflected on your previous monthly statement. Since our records indicate that we did not receive from you a properly completed IRS Form W-9 (or W-8) within 30 days*, all amounts held in escrow were paid to the IRS. This information is reflected in the activity portion of your statement.

*Note: Form W-9 (or W-8) must be received within 30 days from the opening date of your account.

Portfolio Detail

	SYMBOL	QUANTITY	CURRENT PRICE	CURRENT VALUE	ESTIMATED ACCRUED INTEREST	ESTIMATED ANNUALIZED INCOME	CURRENT YIELD	COMMENTS
Equities-89.4% of Portfolio								
AMERICAN INTERNATIONAL GROUP INC	AIG	284	62.800 **	$18,463.20		$55	.30%	
CLOROX CO	CLX	30	43.060 **	$1,291.80		$26	2.01%	
FOX ENTERTAINMENT GROUP INC CLASS A	FOX	75	22.330 **	$1,674.75				
GENERAL ELECTRIC CO	GE	30	30.150 **	$904.50		$22	2.43%	
IDACORP INC	IDA	31	26.860 **	$832.66		$58	6.97%	
LEHMAN BROTHERS HOLDINGS INC	LEH	60	57.010 **	$3,420.60		$22	.64%	
MAC GRAY CORP	TUC	500	3.190	$1,595.00				
PFIZER INC	PFE	10	33.080 **	$330.80		$5	1.51%	
SARA LEE CORP	SLE	25	18.440 **	$461.00		$15	3.25%	
TOTAL PRICED SECURITIES VALUE				$28,974.31		$203		
Money Market Funds-.6% of Portfolio								
BOSTON ADVISOR MONEY MARKET CASH RESERVES FUND CLASS 1		181.190	1.000	$181.19		$2	.95%	7-Day Yield
TOTAL MONEY MARKET FUNDS				$181.19		$2		

NTB4ULAA-WBG-001686
WBG-01340

Wexford Clearing Services Corporation

thirty-three(33) R OF ONE HUNDRED TWO (102)
John J. Crapo, Pro Se
NOV Twelth (12th) 2002
JJC/jjc

Advest | A member of The MONY Group.
Serving Investors Since 1898
P.O. Box 2268, Peck Slip Station
New York, NY 10272

PRESORTED
FIRST CLASS

NEW YORK NY SEP -3'02
US POSTAGE 0.51 7
PB METER 6066001

Sept 05 2002
AM

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

John J. Crapo, Pro Re
Thirty-three (33) S of one Hundred
NOV 12 2002 Two 0 (102)

JJC/jjc

Advest | A member of The MONY Group
Serving Investors Since 1898

P.O. Box 2268, Peck Slip Station
New York, NY 10272

Sept 05 2002
[illegible]

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

[illegible]-[illegible] (33) T OF ONE HUNDRED-TWO
J.J. CRAPO, [illegible]
NOV 12 2002
JJC/jjc

John J. CRAPO, pro se

Client Statement

Through The Courtesy Of:

Securities Account

Advest

Serving Investors Since 1898

A member of The MONY Group.

For The Period:
September 1 - September 30, 2002 JOHN JENNINGS CRAPO

Account Number:
WBG-035409-B1

Portfolio Detail

	SYMBOL	QUANTITY	CURRENT PRICE	CURRENT VALUE	ESTIMATED ACCRUED INTEREST	ESTIMATED ANNUALIZED INCOME	CURRENT YIELD	COMMENTS
Equities-99.6% of Portfolio								
AMERICAN INTERNATIONAL GROUP INC	AIG	294	54.700 **	$16,081.80		$55	.34%	
CLOROX CO	CLX	30	40.180 **	$1,205.40		$26	2.16%	
FOX ENTERTAINMENT GROUP INC CLASS A	FOX	75	22.030 **	$1,652.25				
GENERAL ELECTRIC CO	GE	30	24.650 **	$739.50		$22	2.97%	
IDACORP INC	IDA	31	24.330 **	$754.23		$58	7.69%	
LEHMAN BROTHERS HOLDINGS INC	LEH	60	49.050 **	$2,943.00		$22	.75%	
MAC GRAY CORP	TUC	500	2.940	$1,470.00				
PFIZER INC	PFE	10	29.020 **	$290.20		$5	1.72%	
PHARMACIA CORP	PHA	10	38.880 **	$388.80		$5	1.29%	
SARA LEE CORP	SLE	25	18.290 **	$457.25		$15	3.28%	
TOTAL PRICED SECURITIES VALUE				**$28,982.43**		**$208**		
Money Market Funds-.4% of Portfolio								
BOSTON ADVISOR MONEY MARKET CASH RESERVES FUND CLASS 1		98.170	1.000	$98.17		$1	1.00%	7-Day Yield
TOTAL MONEY MARKET FUNDS				**$98.17**		**$1**		

[illegible]

	DATE	TRANSACTION	QUANTITY	PRICE/COMMENTS	AMOUNT DEBITED	AMOUNT CREDITED
Securities Purchases & Sales						
PHARMACIA CORP UNSOLICITED	09/19	Purchased	10	39.56	$456.07	
Total Amount Debited for Securities Purchased					**$486.07**	
Total Amount Credited for Securities Sold						
Net Amount for Securities Transactions					**$488.07**	

Wexford Clearing Services Corporation

thirty-three (33) of one hundred two (102)

NOV 12 2002

JJC/jjc

Advest | A member of The MONY Group.
Serving Investors Since 1898

P.O. Box 2268, Peck Slip Station
New York, NY 10272

PRESORTED FIRST CLASS

NEW YORK NY SEP05'02

US POSTAGE 00.512
H METER 676101

oct 08 2002

JOHN JENNINGS CRAPO
PO BOX [illegible]
CAMBRIDGE MA 02140-0002

John J. CRAPO, pro se
JJC/jjc
NOV 12 2002
~~thirty-three (33) # of~~ V OK
one hundred-two (102)

Fidelity Investments

Investment Report

July 1, 2002 - July 31, 2002

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 335039911

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Fidelity Traditional IRA 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Federal income tax withholding applies to IRA/Keogh distributions unless you elect otherwise. If you have Federal tax withheld, State income tax withholding applies in some states. For more information, visit Fidelity.com/retirement or contact your Retirement Specialist at 800-544-4774.

Account Summary	
Beginning value as of Jul 1	$16,965.96
Transaction costs, loads and fees	-55.04
Change in investment value	-1,153.50
Ending value as of Jul 31	$15,757.42
Your commission schedule	Bronze
Account eligible trades from Aug 2001 - Jul 2002	3

Income Summary	This Period	Year to Date
Tax-deferred	$3.99	$56.96

Holdings (Symbol) as of July 31, 2002	Performance July 31, 2002	Quantity July 31, 2002	Price per Unit July 31, 2002	Total Value July 1, 2002	Total Value July 31, 2002
Stocks 44% of holdings					
ARCHER DANIELS MIDLAND (ADM)		36.0000	$11.70000	$460.44	$421.20
INTERSTATE HOTELS CORP, EXCH FOR .92 OF A SHARE INTERSTATE HOTELS & RESORTS INC CUSIP # 46088S106 (IHCO)		3.0000	2.90000	10.92	8.70
MAC-GRAY CORP (TUC)		200.0000	3.06000	680.00	612.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)		40.0000	62.55000	2,388.00	2,502.00

0001 020731 0001 335039911 01 18 000

John J. CRAPO, Pro Se
NOV 12 2002
~~[illegible]~~ (33) x OK
one Hundred-Two (102)
JJC / JJC

Fidelity Investments

Investment Report

July 1, 2002 - July 31, 2002

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 335039911

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Fidelity Traditional IRA 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Federal income tax withholding applies to IRA/Keogh distributions unless you elect otherwise. If you have Federal tax withheld, State income tax withholding applies in some states. For more information, visit Fidelity.com/retirement or contact your Retirement Specialist at 800-544-4774.

Account Summary

Beginning value as of Jul 1	$16,965.96
Transaction costs, loads and fees	-55.04
Change in investment value	-1,153.50
Ending value as of Jul 31	**$15,757.42**
Your commission schedule	Bronze
Account eligible trades from Aug 2001 - Jul 2002	3

Income Summary

	This Period	Year to Date
Tax-deferred	$3.99	$56.96

Holdings (Symbol) as of July 31, 2002	Performance July 31, 2002	Quantity July 31, 2002	Price per Unit July 31, 2002	Total Value July 1, 2002	Total Value July 31, 2002
Stocks 44% of holdings					
ARCHER DANIELS MIDLAND (ADM)		36.0000	$11.70000	$460.44	$421.20
INTERSTATE HOTELS CORP, EXCH FOR .92 OF A SHARE INTERSTATE HOTELS & RESORTS INC CUSIP # 46088S106 (IHCO)		3.0000	2.90000	10.92	8.70
MAC-GRAY CORP (TUC)		200.0000	3.06000	680.00	612.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)		40.0000	62.55000	2,388.00	2,502.00

0001 020731 0001 335039911 01 18 000

JOHN J. CRAPO, Pro Se
NOV Twelth (12th) 2002
thirty-three (33) of one
Hundred-two (102)
JJC/JJC

Fidelity Investments

P.O. Box 145421
Cincinnati, Ohio 45250-5421

PRESORTED FIRST CLASS
AUG-6'02 OHIO
U.S. POSTAGE 0 27 8

JOHN JENNINGS CRAPO
PO BOX 40015
CAMBRIDGE MA 02140-0002

Aug 09 '02
Code
LO

John J. CRAPO, Pro Se
NOV 12th 2002
~~thirty~~-three (33) 2 OK on Hun-
dred-two (102)
John J. Crapo
JJC JJC

P.O. Box 145421
Cincinnati, Ohio 45250-5421

Fidelity Investments

PRESORTED FIRST CLASS
AUG - 6 '02
U.S. POSTAGE
0 2 7 8

Aug 09 2002
Recd

ENV# 336039911

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

John J. CRAPO, Pro Se
JJC/jjc
NOV 12th 2002
Thirty-Four (34) A of one
Hundred-Two (102)

Fidelity Investments

Investment Report

September 1, 2001 - September 30, 2001

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

JOHN JENNINGS CRAPO
PO BOX 400161
CAMBRIDGE MA 02140-0002

Brokerage 201-659338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Account Summary

Beginning value as of Sep 1	$17,696.94
Change in investment value	-2,095.09
Ending value as of Sep 30	$15,601.85

Income Summary

	This Period	Year to Date
Tax-deferred	$14.00	$111.34

Your commission schedule: Bronze

Account eligible trades from Oct 2000 - Sep 2001: 5

Holdings (Symbol) as of September 30, 2001

Stocks 54% of holdings	Quantity September 30, 2001	Price per Unit September 30, 2001	Total Value September 1, 2001	Total Value September 30, 2001
ARCHER DANIELS MIDLAND (ADM)	36.0000	$12.59000	$470.05	$453.24
INTERSTATE HOTELS CORP (IHCO)	3.0000	1.60000	6.96	4.80
MAC-GRAY CORP (TUC)	200.0000	3.10000	640.00	620.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)	40.0000	58.20000	2,370.00	2,328.00
MONY GROUP INC (MNY)	40.0000	33.12000	1,400.00	1,324.80
PHILIP MORRIS COS (MO)	5.0000	48.29000	[illegible]	241.45
PHILLIPS VAN HEUSEN (PVH)	80.0000	9.90000	1,181.60	792.00
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)	17.0000	22.00000	[illegible]	374.00
THERMO ELECTRON CORP (TMO)	10.0000	18.05000	216.[illegible]	180.50

JOHN J. CRAPO, Pro Se
NOV 12th 2002
thirty-Four (34) B OK one
Hundred-TWO (102)
JJC/jjc

ilbox clutter ... Get w
ne paper deliv
delity.com/myst

CSTAMP-03-1100
1.719344.104

Fidelity Brokerage Services LLC, Member NYSE, SIPC
Fidelity Distributors Corporation

119297

JOHN J. CRAPO, Pro Se
NOV 12th 2002
JJC/jjc

thirty-Four (34) C of one HUNDRED-TWO (102)

Fidelity Investments®
P.O. Box 145421
Cincinnati, Ohio 45250-5421

Online. On-Time. On-Demand.
View your statements online
at Fidelity.com/mystatement.

PRESORTED
FIRST CLASS

OCT-1'01

U.S. POSTAGE
0.48
6063522

Reduce m

[redacted]

oct 04 05 2001
JM

JOHN J. CRAPO, Pro Se
NOV 12th 2002
JJC/jjc
Thirty-Four (34) of **One Hundred-Two (102)**

Advest
Serving Investors Since 1898

statement of account

JOHN JENNINGS CRAPO

Account No	Taxpayer No.	FA No.	Statement Period	Page
320-14430	004-34-8050	B01	10/1/01 to 10/31/01	4 of 4

Income & Distributions - Continued

Date	Transaction	Quantity	Description		Amount Charged	Amount Credited
10/16/01	DIVIDEND		BOSTON ADVISORS MONEY MARKET	TAXABLE		0.25
			CASH RESERVES FUND CL 1			
			YIELD 2.62% THRU 10/15/0			
			TEFRA TAX WITHHELD		(0.08)	
10/16/01	INTEREST		INTEREST ON CREDIT BALANCE	TAXABLE		0.29
			AT 1 1/4% 09/16 THRU 10/1			
			TEFRA TAX WITHHELD		(0.09)	
10/25/01	DIVIDEND	30	GENERAL ELECTRIC CO	TAXABLE		4.80
			CASH DIV ON 30 SHS			
			REC 09/28/01 PAY 10/25/01			
			TEFRA TAX WITHHELD		(1.46)	
TOTAL DIVIDENDS AND INTEREST					(2.73)	8.97

Reconciliation of Money Fund Account

Date	Transaction	Quantity	Description		Amount Charged	Amount Credited
			Previous Balance:	107.26		
10/16/01	REINVEST	0.25	BOSTON ADVISORS MONEY MARKET		(0.25)	
			CASH RESERVES FUND CL 1			
			MONTHLY DIVIDEND REINVESTED			
			Current Balance:	107.51		

End of Brokerage Statement

THANK YOU FOR DOING BUSINESS WITH ADVEST, INC.

00006494 261789 C 4 0020 01 01204085 0002 00163 A

JOHN J. CRAPO, pro se
NOV 12th 2002
Thirty-Four (34) OF one Hundred Two (102)
JJC JJC

Advest statement of account

Serving Investors Since 1898

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Account protection up to $50,000,000

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-14430	004-34-8050	B01	10/1/01 to 10/31/01	1 of 4

Your Financial Advisor
KEVIN CROVO
(617) 348-2207
(800) 659-2678

Office Serving Your Account
100 FEDERAL ST. 29TH FLOOR
BOSTON MA 02110

Total Portfolio Value As Of October 31, 2001
$33,295.77

Portfolio Summary

Asset	This Period	% of Portfolio	Last Period	% of Portfolio
Cash/Money Fund/Bank Balance	392.62	1.2%	386.38	1.2%
Equities & Options	32,903.15	98.8%	32,249.60	98.8%
Mutual Funds	0.00	0.0%	0.00	0.0%
Unit Investment Trusts	0.00	0.0%	0.00	0.0%
Government Bonds	0.00	0.0%	0.00	0.0%
Municipal Bonds	0.00	0.0%	0.00	0.0%
Taxable Fixed Income	0.00	0.0%	0.00	0.0%
Annuities	0.00	0.0%	0.00	0.0%
Total Portfolio Value	33,295.77	100.0%	32,635.98	100.0%

Income Summary

	This Period	Year to Date Taxable	Year to Date Non-Taxable
Dividends	8.68	97.70	0.00
Interest	0.29	10.19	0.00
Miscellaneous	0.00	0.00	0.00
Total	8.97	107.89	0.00
Return of Capital/Principal	0.00		0.00

Important Notice

Looking for a more predictable way to manage your investment costs? Consider the wide array of Asset Management Programs available through Advest that offer investment portfolios for an annual fee rather than individual commissions on transactions. To learn more about these opportunities, talk to your Financial Advisor.

00006692 351789 C 4 0000 01 01204085 0002 00165 A

THIS IS THE OFFICIAL STATEMENT OF YOUR ADVEST ACCOUNT. ANY OTHER INFORMATION RELATING TO YOUR PORTFOLIO IS NOT CONSIDERED AN OFFICIAL RECORD. IF YOU HAVE ANY QUESTIONS ABOUT THIS STATEMENT, PLEASE CALL THE INVESTOR SERVICES DEPARTMENT AT 1-888-ADVEST1 (1-888-238-3781)

Retain This Statement For Use In Preparing Tax Returns. See Reverse Side Of Page For Additional Information.

Thirty-Four (34) 6 OK
By John J. Crapo, Pro Se
NOV 12 2002
JJC/jjc

One Hundred. Two (102)

Advest
Serving Investors Since 1898

statement of account

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-14430	004-34-8050	B01	11/1/01 to 11/30/01	4 of 4

Income & Distributions - Continued

Date	Transaction	Quantity	Description		Amount Charged	Amount Credited
11/15/0	DIVIDEND	30	CLOROX CO	TAXABLE		6.30
			CASH DIV ON 30 SHS			
			REC 10/31/01 PAY 11/15/01			
			TEFRA TAX WITHHELD		(1.92)	
11/16/0	INTEREST		INTEREST ON CREDIT BALANCE	TAXABLE		0.24
			AT 1.000% 10/16 THRU 11/15			
			TEFRA TAX WITHHELD		(0.07)	
11/30/0	DIVIDEND	60	LEHMAN BROTHERS HOLDINGS INC	TAXABLE		4.20
			CASH DIV ON 60 SHS			
			REC 11/15/01 PAY 11/30/01			
			TEFRA TAX WITHHELD		(1.28)	
TOTAL DIVIDENDS AND INTEREST					(3.35)	11.01

Reconciliation of Money Fund Account

Date	Transaction	Quantity	Description		Amount Charged	Amount Credited
			Previous Balance:	107.51		
11/15/01	REINVEST	0.27	BOSTON ADVISORS MONEY MARKET		(0.27)	
			CASH RESERVES FUND CL			
			MONTHLY DIVIDEND REINVESTED			
			Current Balance:	107.78		

End of Brokerage Statement

THANK YOU FOR DOING BUSINESS WITH ADVEST, INC.

00006265 268061 C 4 0020 01 01204085 0009 00172 A

Hunt-Kour (34) H OK
John J. Crapo, Pro Se
Nov 12 2002
JJC/jjc

Advest statement of account

Serving Investors Since 1898

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Account protection up to $50,000,000

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-14430	004-34-8050	B01	11/1/01 to 11/30/01	1 of 4

Your Financial Advisor
KEVIN CROVO
(617) 348-2207
(800) 659-2678

Office Serving Your Account
100 FEDERAL ST. 29TH FLOOR
BOSTON MA 02110

Total Portfolio Value As Of November 30, 2001
$35,095.58

Portfolio Summary

Asset	This Period	% of Portfolio	Last Period	% of Portfolio
Cash/Money Fund/Bank Balance	400.28	1.1%	392.62	1.2%
Equities & Options	34,695.30	98.9%	32,903.15	98.8%
Mutual Funds	0.00	0.0%	0.00	0.0%
Unit Investment Trusts	0.00	0.0%	0.00	0.0%
Government Bonds	0.00	0.0%	0.00	0.0%
Municipal Bonds	0.00	0.0%	0.00	0.0%
Taxable Fixed Income	0.00	0.0%	0.00	0.0%
Annuities	0.00	0.0%	0.00	0.0%
Total Portfolio Value	35,095.58	100.0%	33,295.77	100.0%

Income Summary

	This Period	Year to Date Taxable	Year to Date Non-Taxable
Dividends	10.77	108.47	0.00
Interest	0.24	10.43	0.00
Miscellaneous	0.00	0.00	0.00
Total	11.01	118.90	0.00
Return of Capital/Principal	0.00		0.00

Important Notice

In this statement you will find an announcement for Service Excellence, a new logo to identify communications about our upcoming changes and enhancements to Advest's technology and services programs. Please watch for mail carrying the Service Excellence logo for more information about these developments.

Advest wishes everyone a safe, peaceful holiday season!

00006265 266061 C 4 0020 01 91204085 0005 00173 A

John J. Crapo, Pro Se
Thirty-Four (34) 1 of One Hundred Two (102)
NOV 12 2002
JJC/jjc

John J. Crapo, Pro Se
NOV 12 2002

Thirty-Four (34) of One Hundred Two (102)
BY J.J. CRAPO
JJC/jjc

Advest — *Serving Investors Since 1898*

statement of account

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-14430	004-34-6050	B01	1/1/02 to 1/31/02	3 of 4

Income & Distributions - Continued

Date	Transaction	Quantity	Description		Amount Charged	Amount Credited
01/25/02	DIVIDEND	30	GENERAL ELECTRIC CO CASH DIV ON 30 SHS REC 12/31/01 PAY 01/25/02	TAXABLE		5.40
			TEFRA TAX WITHHELD		(1.62)	
TOTAL DIVIDENDS AND INTEREST					(2.79)	9.29

Withdrawals and Deposits

Date	Transaction	Quantity	Description	Amount Charged	Amount Credited
01/22/02	CNV			(305.42)	
01/24/02	CNV		CONVERT TO NEW ACCOUNT	(0.08)	
01/28/02	CNV		CONVERT TO NEW ACCOUNT	(3.78)	
TOTAL WITHDRAWALS AND DEPOSITS				(309.28)	

Positions Received and Delivered

Date	Transaction	Quantity	Description	Amount Charged	Amount Credited
01/22/02	CNV	-294	AMERICAN INTERNATIONAL GROUP INC ACCOUNT CHANGED TO 32014430 MARKET VALUE: $23,373.00		
01/22/02	CNV	-30	CLOROX CO ACCOUNT CHANGED TO 32014430 MARKET VALUE: $1,203.30		
01/22/02	CNV	-75	FOX ENTERTAINMENT GROUP INC CL A ACCOUNT CHANGED TO 32014430 MARKET VALUE $1,765.50		
01/22/02	CNV	-30	GENERAL ELECTRIC CO ACCOUNT CHANGED TO 32014430 MARKET VALUE: $1,160.40		
01/22/02	CNV	-60	LEHMAN BROTHERS HOLDINGS INC ACCOUNT CHANGED TO 32014430 MARKET VALUE: $3,846.40		

Fidelity Investments

Investment Report

September 1, 2002 - September 30, 2002

Fidelity Traditional IRA 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Holdings (Symbol) as of September 30, 2002	Performance September 30, 2002	Quantity September 30, 2002	Price per Unit September 30, 2002	Total Value September 1, 2002	Total Value September 30, 2002
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)		17.0000	22.30000	438.26	379.10
THERMO ELECTRON CORP (TMO)		10.0000	16.13000	177.80	161.30
VIASYS HEALTHCARE INC COM NEW (VAS)		1.0000	15.40000	16.25	15.40
WYNDHAM INTL CL A (WYN)		100.0000	0.34000	65.00	34.00
Mutual Funds *42% of holdings*					
FIDELITY INDEPENDENCE (FDFFX)		505.6750	12.01000	7,084.51	6,073.16
Core Account *2% of holdings*					
FIDELITY CASH RESERVES (FDRXX)	*7-day yield: 1.52%*	241.2300	1.00000	1,844.52	241.23
Total Market Value					$14,608.03

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account - *Fidelity Cash Reserves*

Description	Amount	Balance
Beginning		$1,844.52
Investment Activity		
Securities bought	-$1,627.00	
Core account income	1.85	
Income	21.86	
Subtotal of Investment Activity	- $1,603.29	
Ending		$241.23

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
9/05	PFIZER INC	Dividend received			$6.50
9/09	ARCHER DANIELS MIDLAND	Dividend received			2.16
9/11	MCGRAW-HILL COS INC FORMERLY MCGRAW- HILL INC	Dividend received			10.20

John J. Crapo, Pro se
NOV 12th 2002
Thirty-Four (34) K of one
Hundred-TWO (102)
JJC/jjC

Fidelity Investments

Investment Report

September 1, 2002 - September 30, 2002

Fidelity Traditional IRA 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Holdings (Symbol) as of September 30, 2002	Performance September 30, 2002	Quantity September 30, 2002	Price per Unit September 30, 2002	Total Value September 1, 2002	Total Value September 30, 2002
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)		17.0000	22.30000	438.26	379.10
THERMO ELECTRON CORP (TMO)		10.0000	16.13000	177.80	161.30
VIASYS HEALTHCARE INC COM NEW (VAS)		1.0000	15.40000	15.25	15.40
WYNDHAM INTL CL A (WYN)		100.0000	0.34000	55.00	34.00
***Mutual Funds** 42% of holdings*					
FIDELITY INDEPENDENCE (FDFFX)		505.6750	12.01000	7,084.51	6,073.16
***Core Account** 2% of holdings*					
FIDELITY CASH RESERVES (FDRXX)	*7-day yield: 1.52%*	241.2300	1.00000	1,844.52	241.23
Total Market Value					$14,608.03

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account - *Fidelity Cash Reserves*

Description	Amount	Balance
Beginning		$1,844.52
Investment Activity		
Securities bought	-$1,627.00	
Core account income	1.85	

Description	Amount	Balance
Income	21.86	
Subtotal of Investment Activity	- $1,603.29	
Ending		$241.23

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
9/05	PFIZER INC	Dividend received			$6.50
9/09	ARCHER DANIELS MIDLAND	Dividend received			2.16
9/11	MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC	Dividend received			10.20

John J. Crapo, Pro Se
NOV 12th 2002
thirty-four (34) of one
Hundred-Two (102)
JJC/jjc

Thirty-Four (34) m OK
one Hundred-Two (102)
By John J. Crapo, D.O.
NOV 12 2002
JJC/jjc

Fidelity Investments

Investment Report

September 1, 2002 - September 30, 2002

Fidelity Traditional IRA 201-859336 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Holdings (Symbol) as of September 30, 2002	Performance September 30, 2002	Quantity September 30, 2002	Price per Unit September 30, 2002	Total Value September 1, 2002	Total Value September 30, 2002
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)		17.0000	22.30000	438.26	379.10
THERMO ELECTRON CORP (TMO)		10.0000	16.13000	177.80	161.30
VIASYS HEALTHCARE INC COM NEW (VAS)		1.0000	15.40000	16.25	15.40
WYNDHAM INTL CL A (WYN)		100.0000	0.34000	65.00	34.00
Mutual Funds *42% of holdings*					
FIDELITY INDEPENDENCE (FDFFX)		505.6750	12.01000	7,084.51	6,073.16
Core Account *2% of holdings*					
FIDELITY CASH RESERVES (FDRXX)	*7-day yield: 1.52%*	241.2300	1.00000	1,844.52	241.23
Total Market Value					**$14,608.03**

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account - *Fidelity Cash Reserves*

Description	Amount	Balance
Beginning		**$1,844.52**
Investment Activity		
Securities bought	-$1,627.00	
Core account income	1.85	
Income	21.86	
Subtotal of Investment Activity	- $1,603.29	
Ending		**$241.23**

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
9/05	PFIZER INC	Dividend received			$6.50
9/09	ARCHER DANIELS MIDLAND	Dividend received			2.16
9/11	MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC	Dividend received			10.20

Client Statement
Through The Courtesy Of:

Securities Account

Advest
Serving Investors Since 1898

A member of The MONY Group.

For The Period: **May 1 - May 31, 2002** JOHN JENNINGS CRAPO

Account Number: **WBG-035409-B1**

Portfolio Detail

	SYMBOL	QUANTITY	CURRENT PRICE	CURRENT VALUE	ESTIMATED ACCRUED INTEREST	ESTIMATED ANNUALIZED INCOME	CURRENT YIELD	COMMENTS
Equities-98.5% of Portfolio								
AMERICAN INTERNATIONAL GROUP INC	AIG	294	66.970 **	$19,689.18		$55	.28%	
CLOROX CC	CLX	30	45.800 **	$1,374.00		$25	1.82%	
FOX ENTERTAINMENT GROUP INC CLASS A	FOX	75	25.040 **	$1,878.00				
GENERAL ELECTRIC CC	GE	30	31.140 **	$934.20		$22	2.35%	
IDACORP INC	IDA	31	35.090 **	$1,087.79		$58	5.33%	
LEHMAN BROTHERS HOLDINGS INC	LEH	60	61.000 **	$3,660.00		$22	.60%	
MAC GRAY CORP	TUC	500	3.800	$1,900.00				
MONY GROUP INC	MNY	5	34.780 **	$173.90		$2	1.15%	
SARA LEE CORP	SLE	25	21.080 **	$527.00		$15	2.85%	
TOTAL PRICED SECURITIES VALUE				**$31,224.07**		**$199**		
Money Market Funds-1.5% of Portfolio								
BOSTON ADVISOR MONEY MARKET CASH RESERVES FUND CLASS 1		472.450	1.000	$472.45		$5	.99%	7-Day Yield
TOTAL MONEY MARKET FUNDS				**$472.45**		**$5**		

Account Activity

	DATE	TRANSACTION	QUANTITY	PRICE/COMMENTS	AMOUNT DEBITED	AMOUNT CREDITED
Income and Distributions						
DIV ON 30 CLOROX CO	05/15	Dividend		Income		$6.30
BOSTON ADV CL I DIV REINV 04/16 - 05/15	05/16	Money Fund Dividend		For Reinvestment		$.34
DIV ON 31 IDACORP INC	05/30	Dividend		Income		$14.42
DIV ON 60 LEHMAN BROS HLDS INC	05/31	Dividend		Income		$5.40
Miscellaneous						
FEDERAL TAX WITHHELD ON DIVIDEND DIV ON 30 CLOROX CO	05/15	Debit			$1.89	

thirty-Four (34) N of one Hundred - Two (102)

John J. Crapo, Pro Se
NOV 12th 2002
JJC/jjc

Thirty-Four(34) O OF
One Hundred-Two(102)

Fidelity Investments

Investment Report

May 1, 2002 - May 31, 2002

ENV# 335040831

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

Brokerage 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Account Summary

Beginning value as of May 1	$18,837.64
Transaction costs, loads and fees	-110.08
Change in investment value	-204.85
Ending value as of May 31	$18,522.71
Your commission schedule	Bronze
Account eligible trades from Jun 2001 - May 2002	2

Income Summary

	This Period	Year to Date
Tax-deferred	$5.98	$36.94

Holdings (Symbol) as of May 31, 2002	Performance May 31, 2002	Quantity May 31, 2002	Price per Unit May 31, 2002	Total Value May 1, 2002	Total Value May 31, 2002
Stocks *51% of holdings*					
ARCHER DANIELS MIDLAND (ADM)		36.0000	$14.55000	$477.72	$523.80
INTERSTATE HOTELS CORP (IHCO)		3.0000	3.53000	7.65	10.59
MAC-GRAY CORP (TUC)		200.0000	3.80000	710.00	760.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)		40.0000	63.13000	2,559.60	2,525.20
MONY GROUP INC (MNY)		40.0000	34.78000	1,560.00	1,391.20
PFIZER INC (PFE)		50.0000	34.60000		1,730.00
PHILIP MORRIS COS (MO)		5.0000	57.25000	272.15	286.25
PHILLIPS VAN HEUSEN (PVH)		80.0000	15.70000	1,219.20	1,256.00

JOHN J. CRAPO, Pro Se
NOV 12 2002
JJC/jjc

Client Statement
Through The Courtesy Of

Securities Account

Advest — *Serving Investors Since 1898* | *A member of The MONY Group.*

For The Period:
February 1 - February 28, 2002 JOHN JENNINGS CRAPO

Account Number:
WBG-035409-B1

Escrow Message

We are required by law to withhold and pay to the Internal Revenue Service (IRS) 30% of interest, dividends and certain other payments if you do not provide us with a properly completed IRS Form W-9: Payer's Request for Taxpayer Identification Number. If you are a nonresident alien, you must instead provide us with Form W-8: Certificate of Foreign Status, in order to prevent your account from being treated as that of a U.S. citizen.

We withheld 30% from your reportable payment(s) and placed the withhold amount(s) in escrow within your account. Since our records indicate that we did not receive from you a properly completed IRS Form W-9 (or W-8) within 30 days*, all amounts held in escrow were paid to the IRS. This information is reflected in the activity portion of your statement.

*Note: Form W-9 (or W-8) must be received within 30 days from the opening date of your account.

Portfolio Detail

	SYMBOL	QUANTITY	CURRENT PRICE		CURRENT VALUE	ESTIMATED ACCRUED INTEREST	ESTIMATED ANNUALIZED INCOME	CURRENT YIELD	COMMENTS
Equities-85.1% of Portfolio									
AMERICAN INTERNATIONAL GROUP INC	AIG	294	73.970	**	$21,747.18		$49	.23%	
CLOROX CO	CLX	30	43.790	**	$1,313.70		$25	1.90%	
FOX ENTERTAINMENT GROUP INC CLASS A	FOX	75	22.300	**	$1,672.50				
GENERAL ELECTRIC CO	GE	30	38.500	**	$1,155.00		$22	1.90%	
LEHMAN BROTHERS HOLDINGS INC	LEH	60	56.500	**	$3,390.00		$22	.65%	
MAC GRAY CORP	TUC	500	3.020		$1,510.00				
MONY GROUP INC	MNY	5	39.480	**	$197.40		$2	1.01%	
SARA LEE CORP	SLE	25	20.920	**	$523.00		$15	2.87%	
TOTAL PRICED SECURITIES VALUE					**$31,508.78**		**$135**		
Money Market Funds-4.9% of Portfolio									
BOSTON ADVISOR MONEY MARKET CASH RESERVES FUND CLASS 1		1,621.320	1.000		$1,621.32		$17	1.04%	7-Day Yield
TOTAL MONEY MARKET FUNDS					**$1,621.32**		**$17**		

Wexford Clearing Services Corporation

JOHN J. CRAPO, Pro Se
NOV 12 2002
thirty-four (34) P of one
Hundred-TWO (102)
JJC/JJC

Fidelity Investments

ENV# 335037221

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Investment Report

October 1, 2001 - October 31, 2001

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666
Participant Stock Services	800-544-9534
8:00 am - 12:00 am EST, Mon - Fri.	

Brokerage 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Account Summary

Beginning value as of Oct 1	$15,601.85
Change in investment value	-91.00
Ending value as of Oct 31	$15,510.85
Your commission schedule	Bronze
Account eligible trades from Nov 2000 - Oct 2001	3

Income Summary

	This Period	Year to Date
Tax-deferred	$6.73	$118.07

Holdings (Symbol) as of October 31, 2001	Performance October 31, 2001	Quantity October 31, 2001	Price per Unit October 31, 2001	Total Value October 1, 2001	Total Value October 31, 2001
Stocks *52% of holdings*					
ARCHER DANIELS MIDLAND (ADM)		36.0000	$13.93000	$453.24	$501.48
INTERSTATE HOTELS CORP (IHCO)		3.0000	1.33000	4.80	3.99
MAC-GRAY CORP (TUC)		200.0000	3.00000	620.00	600.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)		40.0000	52.58000	2,328.00	2,103.20
MONY GROUP INC (MNY)		40.0000	30.17000	1,324.80	1,206.80
PHILIP MORRIS COS (MO)		5.0000	46.80000	241.45	234.00
PHILLIPS VAN HEUSEN (PVH)		80.0000	8.54000	792.00	683.20
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)		17.0000	22.04000	374.00	374.68
THERMO ELECTRON CORP (TMO)		10.0000	21.14000	180.50	211.40

Thirty-Four (34) of 95/102 one hundred-two
John J. CRAPO, Pro Se
NOV 12 2002
JJC//jjc

Advest | A member of The MONY Group.
Serving Investors Since 1898

P.O. Box 2268, Peck Slip Station
New York, NY 10272

PRESORTED FIRST CLASS

NEW YORK NY NOV 04 '02

U.S. Postage 00.512 H METER 590811

Nov 07th 2002
JJ

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

02140+0002 02

John J. Crapo, Pro se
NOV 12 2002
~~[illegible]~~ Four (34) S of K one
Hundred - Two (102)
J.J.C/jjc

Advest | A member of The MONY Group.
Serving Investors Since 1898
P.O. Box 2268, Peck Slip Station
New York, NY 10272

NEW YORK NY

H METER 590811

Nov 07th 2002
JJ

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

02140+0002 02

John J. CRAPO Pro Se
NOV 12 2002
Hung Kour (34) S OK One Hundred TWO (102)
JJC/jjc

Client Statement
Through The Courtesy Of:

Securities Account

Advest
Serving Investors Since 1898

A member of The MONY Group.

For The Period:
October 1 - October 31, 2002

JOHN JENNINGS CRAPO

Account Number:
WBG-035409-B1

Portfolio Detail

	SYMBOL	QUANTITY	CURRENT PRICE	CURRENT VALUE	ESTIMATED ACCRUED INTEREST	ESTIMATED ANNUALIZED INCOME	CURRENT YIELD	COMMENTS
Equities-99.6% of Portfolio								
AMERICAN INTERNATIONAL GROUP INC	AIG	294	62.550 **	$18,389.70		$55	.30%	
CLOROX CO	CLX	30	44.930 **	$1,347.90		$26	1.93%	
FOX ENTERTAINMENT GROUP INC CLASS A	FOX	75	24.410 **	$1,830.75				
GENERAL ELECTRIC CO	GE	30	25.250 **	$757.50		$22	2.90%	
IDACORP INC	IDA	31	26.010 **	$806.31		$58	7.19%	
LEHMAN BROTHERS HOLDINGS INC	LEH	60	53.270 **	$3,196.20		$22	.69%	
MAC GRAY CORP	TUC	500	2.960	$1,480.00				
PFIZER INC	PFE	10	31.770 **	$317.70		$5	1.57%	
PHARMACIA CORP	PHA	10	43.000 **	$430.00		$5	1.16%	
SARA LEE CORP	SLE	25	22.830 **	$570.75		$15	2.63%	
TOTAL PRICED SECURITIES VALUE				$29,126.81		$208		
Money Market Funds-.4% of Portfolio								
BOSTON ADVISOR MONEY MARKET CASH RESERVES FUND CLASS 1		105.240	1.000	$105.24		$1	.96%	7-Day Yield
TOTAL MONEY MARKET FUNDS				$105.24		$1		

Account Activity

	DATE	TRANSACTION	QUANTITY	PRICE/COMMENTS	AMOUNT DEBITED	AMOUNT CREDITED
Income and Distributions						
DIV ON 25 SARA LEE CORP	10/01	Dividend		Income		$3.75
BOSTON ADV CL I DIV REINV 09/16 - 10/15	10/16	Money Fund Dividend		For Reinvestment		$.07
DIV ON 30 GENERAL ELECTRIC CO	10/25	Dividend		Income		$5.40
Miscellaneous						
FEDERAL TAX WITHHELD ON DIVIDEND DIV ON 25 SARA LEE CORP	10/01	Debit			$1.13	

NTM6UAA-WBG-001270
WBG-03540

John J. CRAPO, pro se
NOV 12 2002
Thirty-Four T of
One Hundred-Two (102)
JJC/jjc

thirty-Five (35) OK one Hundred-two (102)
By John J. CRAPO, Pro Se
NOV 12th 2002
JJC /jjc

Client Statement

Securities A

For The Period
May 1 - May 31, 2002

Portfolio Detail



Advest

Equities-55.5% of Portfolio
AMERICAN INTERNATIONAL
CLOROX CC
FOX ENTERTAINMENT GROUP
GENERAL ELECTRIC CO
IDACORP INC
LEHMAN BROTHERS HOLDINGS
MAC GRAY CORP
MONY GROUP INC
SARA LEE COR

TOTAL PRICED SECURITIES

Money Market Funds
BOSTON A
CASH RE
TOTAL MONEY MARKET FUNDS

Post Office Box Pickup Notice

Account Activity

Por favor entregue esta notificación al empleado de la ventanilla durante las horas laborables. Tenemos correspondencia para reclamar en la ventanilla de servicio debido a que:

Income and Distributions

DIV ON	30 CLOROX CC	05/15	Dividend	Income	$6.30
BOSTON ADV C	DIV REINV DATE	05/31	Money Fund Dividends	For Reinvestment	$.34
DIV ON	31 IDACORP INC			Income	$14.42
DIV ON	60 LEHMAN BROS HLDS INC	05/31	Dividend	Income	$5.40

☐ The article is too large for your box
El artículo es demasiado grande para su apartado

☐ There is too much mail to fit into your box
Hay demasiada correspondencia para acomodar en su apartado

Miscellaneous
FEDERAL TAX WITHHELD ON DIVIDEND $1.89
DIV ON 30 CLOROX CC

☐ Postage due
Se debe franquear

☐ The mail requires a signature
La correspondencia requiere una firma

thirty-six (36) OK One Hundred Two (102)

By John J. Crapo, Pro Se
Nov. 12th 2002
JJC/jjc


SENIOR CITIZEN I.D. CARD
SENIOR
MASSACHUSETTS BAY TRANSPORTATION AUTHORITY

thirty- Seven (37) OF one
Hundred-TWO (102)
By John J. CRAPO,
Pro Se
NOV 12th 2002
JJC/jjc


US
TODA
Herald
Mitt
woos
Dem
pols
BOSTON
Herald

Unit-Kind of one Hundred-Two (102)
John J. CRAPO, Mo Ae
NOV 12 2002



JJC/jjc

[illegible]-Nine (39) OF one Hundred Two
By John J Crapo.
Pro Se



Nov 12 2002

JJC|jjc

JOHN J. CRAPO, Pro Se

JJC/jjC

NOV 12th 2002

Forty(40) OF one Hundred TWO(102)



← LADIES
Restroom
CLOSED
10
minutes
For
Cleaning

#ONE(A) OF 12 NOV 2002 one hundred-two (102)

MR JOHN J. CRAPO. PRO SE. AA. ABE
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL ART # 7002 1000 0005 6652 7502 RETURN RECEIPT REQUEST-ED

12 NOVEMBER 2002

PAGE ONE(01) OF FOUR (04) pages. Printed ONE(01) SIDE Reverse SIDES BLANCO

COPY

MY COMPLAINTS AGAINST (01) MR JOHN E. FENTON, JR OR HIS SUCCESS-OR AS UNIVER-SITY DEAN (02) MS SHANNON P. O'BRIEN. OR STATE TREASURER, COMMON-WEALTH OF MASSA-CHUSETTS

MS JANE ECKERT. LICSW
70 BURLINGTON STRT
LEXINGTON MA 02473

RE:
ELDER ABUSE

DEAR MS ECKERT

(1) NOVEMBER TENTH (10th) 2002
RAMP FROM OUTSIDE DOOR TO SIDEWALK TO INSIDE BOOKSTORE WAS BLOCKED IN SIDE BOOKSTORE OF SUFFOLK UNIVERSITY LAW SCHOOL'S DAVID J. SARGENT BUILDING AFTER 11 P.M. BRIEFLY I REPORT!

(2) OCTOBER THIRTIETH (30th) 2002

MORE

12 NOV 2002
FROM J.J. CRAPO TO MS J. ECKERT
MY MONTHLY STATE BOARD OF RETIREMENT CHECK WAS FOR $865.27. MY MONTHLY RENT PAYMENT WAS FOR $1,050 NO CENTS THE STATE BOARD OF RETIREMENT ON SEPT TWENTY-NINTH (29TH) 2002 AND ON NUMEROUS OTHER OCCASIONS HAS BEEN INFORMED BY ME OF MY SERIOUS CONCERNS ABOUT THIS, AND DISRUPTIONS THIS SITUATION REPEATEDLY. ON OCT ~~SEPT~~ 29, 2002, AND NUMEROUS OTHER OCCASIONS THIS CAUSES AND HAS CAUSED ME -

I SEND A COPY OF THIS TO SUFFOLK UNIVERSITY LAW SCHOOL DEAN HON JOHN E. FENTON JR. LLB. LLM. ESQUIRE OR SUCCESSOR AS DEAN OR ACTING DEAN. VIA CERTIFIED MAIL RETURN RCPT REQUESTED DAVID J. SARGENT BUILDING 120 TREMONT STRT BOSTON MA 02108-4977

COPY

MORE

PAGE THREE(03) OF Four (04) PP
12 NOV 2002
FROM J.J. CRAPO to Ms ECKERT

COPY

I SEND VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED COPY OF THIS ~~LETTER~~ LETTER, to AMERICAN INTERNATIONAL GROUP. INC AttN Please Ms KATHLEEN E. SHANNON, ESQ CORPORATION SECRETARY AND TO ~~MR~~ THE McGRAW-HILL COMPANIES. AttN PLEASE MR SCOTT L. BENNETT, ESQUIRE, CORPORATE SECRETARY IN COMPLIANCE WITH THE LAWS, RULES AND REGULATIONS OF THE HON United States (OF AMERICA) SECURITIES AND EXCHANGE COMMISSION ("SEC"). LAWS, RULES, AND REGULATIONS I REC-COMMEND YOU TO OBEY, TOO.

I WRITE IN THE MIDST OF EXCEED-INGLY SERIOUS INCONVENIENT, TROUBLING AND VERY THREATENING CIRCUM-STANCES

IN EVENT YOU HAVE QUESTIONS ~~OR~~ OR OTHER COMMENTS OR STATEMENTS to/OF ME. PLEASE ADDRESS THEM to ME AT MY POST OFFICE BOX ADDRESS WHICH I REPEAT BELOW (P. Four)

MORE

#Four(D) of 12 NOV 2002 one Hundred. Two/(102)

PAGE FOUR(04) OF FOUR(04) PP
12 NOV 2002
FROM J.J. CRAPO to Ms ECKERT

UNITED STATES Post OFFICE
P.O. Box 400151
CAMBRIDGE MA 02140-0002

I AM SENDING VIA ORDINARY MAIL A COPY OF THIS Letter to YOU. ADDITIONALLY

COPY

Sincerely
John J. Crapo, Pro Se
AA. ABE. NON Practicing
LCNSD CERT SCL WRKR
(LCSW). NON LWYR

JJC/JJC

TWO(02) OF 102 (one hundred - two) NOV 12 2002

MR JOHN J. CRAPO. PRO SE. NON LWYR.
NON PRACTISING LCSW
P.O BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL
MAIL PIECE # 7002 2030
0002 2293 1511
RETURN RCPT REQUESTED

NOV 12th 2002
PAGE ONE(01)
OF ONE(01)
PRINTED ONE(01)
SIDE reverse
SIDE
BLANCO

SUFFOLK UNIVERSITY LAW
SCHOOL OFC OF The LW
SCH DEAN Attn Please Hon
MR JOHN E. FENTON JR
ESQ.. DEAN OR SUCCESSOR
to MR FENTON AS DEAN OR
ACTNG DEAN
HON DAVID J. SARGENT BLD
120 TREMONT STRT
BOSTON MA

COPY
COPY

Dear Gentlemen AND Ladies
Enclosed Please Find copy my letter to MS JANE ECKERT. LICSW OF NOV 12th 2002 WHICH I've Mailed to MS ECKERT VIA certified Mail Return Receipt REQUESTED ("CMRRR") WHICH I CALL TO YOUR ATTENTION.

Sincerely COPY

John J. Crapo. Pro Se

C.C. to MS JANE ECKERT LICSW
CMRRR
JJC/jjc PLEASE PUT THIS AND ATTACHMENT WITH MY RECORDS AT SUFFOLK UNIVERSITY LAW SCHOOL
NOV 12 2002 12:30 PM

#THREE (03) OF ONE HUNDRED - TWO (102)

NOV 12 2002

United States Postal Service

Sorry We Missed You! We Deliver for You

Today's Date: 11/7

Sender's Name:

Item is at: Post Office *(See back)*

Available for Pick-up After — Date: Time:

We will redeliver or you or your agent can pick up. See reverse.

X Letter
__ Large envelope, magazine, catalog, etc.
__ Parcel
__ Restricted Delivery
__ Perishable Item
__ Other:

For Delivery: *(Enter total number of items delivered by service type)*
For Notice Left: *(Check applicable item)*

__ Express Mail *(We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)*
X Certified
__ Recorded Delivery
__ Firm Bill
__ Registered
__ Insured
__ Return Receipt for Merchandise
__ Delivery Confirmation
__ Signature Confirmation

☒ If checked, you or your agent must be present at time of delivery to sign for item

Article Number(s)
7000 0520 0021 9205 8782

Notice Left Section

Customer Name and Address: John Jennings Crapo 400151

Article Requiring Payment: ☐ Postage Due ☐ COD ☐ Customs — Amount Due $

☐ **Final Notice:** Article will be returned to sender on

Delivered By and Date

PS Form **3849**, November 1999 — **Delivery Notice/Reminder/Receipt**

United States Postal Service

Sorry We Missed You! We Deliver for You

Today's Date: 11-6-02

Sender's Name: McGRAW-HILL

Item is at: Post Office *(See back)*

Available for Pick-up After — Date: Time:

We will redeliver or you or your agent can pick up. See reverse.

X Letter
__ Large envelope, magazine, catalog, etc.
__ Parcel
__ Restricted Delivery
__ Perishable Item
__ Other:

For Delivery: *(Enter total number of items delivered by service type)*
For Notice Left: *(Check applicable item)*

__ Express Mail *(We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)*
X Certified
__ Recorded Delivery
__ Firm Bill
__ Registered
__ Insured
__ Return Receipt for Merchandise
__ Delivery Confirmation
__ Signature Confirmation

☐ If checked, you or your agent must be present at time of delivery to sign for item

Article Number(s)
7000 1670 0008 1164 9312

Notice Left Section

Customer Name and Address: John J. Crapo X400151

Article Requiring Payment: ☐ Postage Due ☐ COD ☐ Customs — Amount Due $

☐ **Final Notice:** Article will be returned to sender on

Delivered By and Date

PS Form **3849**, November 1999 — **Delivery Notice/Reminder/Receipt**

JJC/jjc

THREE (03) ~~OF~~ B OF ON HUNDRED. TWO (102)
NOV 12 2002

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here):*

1. a. *Check all that apply in section 3;* b. *Sign in section 2 below;* c. *Leave this notice where the carrier can see it.*

Porter Square Post Office
1953 Mass. Ave.
Cambridge, MA 02140-9998
M-F 7:30AM-5:30PM S 7:30AM-2:00PM
1-800-275-8777

2. Sign Here *to Authorize Redelivery or to Authorize an Agent to Sign for You:*

Delivery Section

Signature X	
Printed Name	
Delivery Address	

3. ☐ Redeliver *(Enter day of week.):*

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

☐ Leave item at my address

(Specify where to leave. Example: "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused ☐ Forward ☐ Return

USPS [redacted]

PS Form **3849,** November 1999 *(Reverse)* 5240 0036 0718 7120

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here):*

1. a. *Check all that apply in section 3;* b. *Sign in section 2 below;* c. *Leave this notice where the carrier can see it.*

Porter Square Post Office
1953 Mass. Ave.
Cambridge, MA 02140-9998
M-F 7:30AM-5:30PM S 7:30AM-2:00PM
1-800-275-8777

2. Sign Here *to Authorize Redelivery or to Authorize an Agent to Sign for You:*

Delivery Section

Signature X	
Printed Name	
Delivery Address	X 400151

3. ☐ Redeliver *(Enter day of week.):*

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

☐ Leave item at my address

(Specify where to leave. Example: "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused ☐ Forward ☐ Return

USPS [redacted]

PS Form **3849,** November 1999 *(Reverse)* 5240 0036 0718 6925

From JOHN J. CRAPO to
A16
MHP

PAG.
FOUR (04) A OF one Hundred, two (102)
NOV 12 2002
FROM J.J. CRAPO, PRO SE


LIMITED EDITION TIN


ALTOIDS
THE CURIOUSLY STRONG MINTS
PEPPERMINTS

JJC/JJC

FOUR(04) B OF One Hundred Two(102)
FROM JOHN J. CRAPO
NOV 12 2002


ALTOIDS
THE CURIOUSLY STRONG MINTS®
PEPPERMINTS
NET WT
1.76 OZ
(50g)

JJC/jjc

FOUR(04)C OF 102(one
From John J. CRAPO

one Hundred . two

JJC/jjc


Nutrition Facts
Calories 10
Amount/Serving
Total Fat 0g
Cholest 0mg
Sodium 0mg
Total Carb 2g
Sugars 2g
Protein 0g
SUGAR, GUM ARAB
OIL OF PEPPERMINT
GELATIN, GLUCOSE
SYRUP.

NOV 12-2002
FIVE(A) OF one Hundred. Two
From John J. CRAPO. Pro/Se
(102)

Kinko's (203) 777-5725
55 Church St.
New Haven, CT 06510
John J. Crapo, Pro Se

QTY/LIST	DISC	PRICE	AMOUNT
49 ES B&W S/S WHITE STD			
0.08	0.00	0.08	3.92
1 MINTS / CANDY SNACKS			
2.79	0.00	2.79	2.79

SUB 6.71 TX 0.24 TOT 6.95
CASH 7.00
CHG 0.05

CW 6 TR 77342 RG 4 11/06/02 17:20
Visit us @ http://www.kinkos.com

JJC JJC

FIVE (B) OF one Hundred. Two (102)

SALE RECEIPT
Store #6147 tko 11/07/02 09:11:33
Subway Sandwiches & Salads
926 Chapel Street 9:15 AM
New Haven CT 06510
203-497-9324
Trans# 10 Clerk 20 Dwr 1 TRDT 110702
Receipt # 0000117026 Reg-ID REG-MAIN

--- ITEM ---	QTY	PRICE	MEMO	PLU
LG COFFEE	1	$ 1.29T		41
COOKIE	1	$ 0.39T		11

SUBTOTAL $ 1.68
Sales Tx $ 0.10
TAKE-OUT **TOTAL $ 1.78
Cash AMT TEND $ 2.00
CHANGE DUE$ 0.22
Stamps earned this sale:

Thank you for making Subway the World's Best Sandwich!

John J. CRAPO Pro Se

Kinko's (203) 777-5725
55 Church St.
New Haven, CT 06510
John J CRAPO, Pro Se

QTY/LIST	DISC	PRICE	AMOUNT
1 Supplies/ Stat MISC			
12.95	0.00	12.95	12.95
71 ES B&W S/S WHITE STD			
0.08	0.00	0.08	5.68

SUB 18.63 TX 1.12 TOT 19.75
CASH 20.00
CHG 0.25

CW 26 TR 77374 RG 3 11/07/02 08:09
Visit us @ http://www.kinkos.com

From John J. CRAPO, Pro Se Nov 12 2002 JJC

FROM MR John J. CRAPO, [illegible]

To get to the MHC:
193 Central Avenue, Milton, MA 617-698-1000

Turn right out of the Apthorp Chapel parking lot
At the first set of lights, turn right on to
Reedsdale Avenu (28 North)

At next set of lights, take a slight right on to
Central Avenue

Follow for ½ mile, Milton-Hoosic Club on your
left at 193 Central Avenue

Street parking only, police on duty for traffic
control and street crossings

To get to the MHC:
193 Central Avenue, Milton, MA 617-698-1000

Turn right out of the Apthorp Chapel parking lot
At the first set of lights, turn right on to
Reedsdale Avenu (28 North)

At next set of lights, take a slight right on to
Central Avenue

Follow for ½ mile, Milton-Hoosic Club on your
left at 193 Central Avenue

Street parking only, police on duty for traffic
control and street crossings

NOV 12th 2002
JJC/JJC
Six(06) B OF one Hundred. two (102)

For the past year we have been telling people where our wedding reception would be held. As we answered, "the Milton Hoosic Club", eyebrows would raise and the inevitable question would be asked...
"the where? The Hoosic-whats-its Club???" So, for any of you who are wondering **"what the heck is a Hoosic?!?!?"**, please keep reading.

What's A Hoosic?

Centuries before European settlement, the Massachusetts Indians, or "People of the Great Hills" lived and thrived in the nearby Blue Hills and Houghton's Pond area. They settled around a splendid pond and named it "Hoosickwhisick" or, in their language, "beautiful still water". Around the pond, at the base of the Great Blue Hill, the Massachusetts hunted caribou, bear, deer, small mammals, gathered wild berries and nuts, and planted corn and squash.

Fast forward to 1891 and in that year, a family-oriented social club in Milton was established. They built a grand clubhouse with sport facilities for the members' enjoyment. At the same time, another social club was established in the neighboring town of Canton. This club in Canton took the Massachusetts name for the nearby Houghton Pond and was established as the "Hoosic-Whisick" club.

The club in Canton built a state-of-the-art golf facility. The two clubs maintained separate facilities and memberships for many years, although each had discernable lacks: the club in Canton did not have a decent clubhouse, and the Milton club did not have a golf course. In 1946, having thought about it for half a century, the clubs merged and formed the Milton-Hoosic Club. In 1991 the Milton-Hoosic Club celebrated its centennial year.

So, there you have it... a Hoosic is beautiful still water. So the next time you're driving by the Charles River, Lake Ontario or Lake Michigan, you can impress your friends and comment on the "beautiful hoosic".

We look forward to seeing you at 6:00PM over at the Milton Hoosic Club!!!

Directions to the Milton Hoosic Club on reverse

FROM MR JOHN J. CRAPO.PNO

JJCJJC

5/1/06 A 10F ... One Hundred Two (102)

SEVEN(07) A OF 102 (one Hundred - two)
From John J. CRAPO, Pro se

QU P43B

.P35D 311404

RESERVATION NUMBER IS 05121B
1/CRAPO/JOHN

TRAIN: 171	DATE	TIME	TYPE/ROOM#/CAR#
LV BOSTON SOU STA	05NOV	750A	1U
AR NEW HAVEN	05NOV	1039A	
TRAIN: 174			
LV NEW HAVEN	07NOV	208P	1U
AR BOSTON SOU STA	07NOV	445P	

31OCT 1404 ATY ACP048
@NNNN

JJC/jjc
NOV 12th 2002


SEVEN(07) B OF ONE HUNDRED TWO (102)
From John J. CRAPO, pro se
JJC/jjc
NOV 12th 2002

EIGHT/(08) A KINKO'S INC
NOV 05 2002

Kinko's (203) 777-5725
55 Church St.
New Haven, CT 06510
John J. Crapo Pro Se

QTY/LIST	DISC	PRICE	AMOUNT
23 ES B&W S/S WHITE STD			
0.08	0.00	0.08	1.84
1 Supplies/ Stat MISC			
12.95	0.00	12.95	12.95

SUB 14.79 TX 0.89 TOT 15.68
CASH 20.00
CHG 4.32

CW 34 TR 77207 RG 3 11/05/02 15:30
Visit us @ http://www.kinkos.com

EIGHT ~~A~~ (08) A of ~~one~~ Hundred Two (102)
JOHN J. CRAPO, Pro Se
JJC/jjc

Kinko's (203) 777-5725
25 Church St.
New Haven, CT 06510

John J. Crapo Pro Se

QTY/LIST	DISC	PRICE	AMOUNT
22 ES B&W S/S 8.5 STD			
0.08	0.00	0.08	1.84
1 Supplies/ Stat MISC			
12.95	0.00	12.95	12.95

SUB 14.79 TX 0.89 TOT 15.68
CASH 20.00
CHG 4.32

CW 34 TR 77207 RG 3 11/05/02 15:30
Visit us @ http://www.kinkos.com

STORE #00441
900 CHAPEL STREET
NEW HAVEN, CT 6510
(203) 777-0617

John J. CRAPO PRO SE

REGISTER #7 TRANSACTION #522683
CASHIER #4 9011 11/05/02 11:33AM

1 MIRADO WOODTONE PENCILS 6 1.79 T

1 ITEMS SUBTOTAL 1.79
TAX .11
TOTAL 1.90
CASH PAYMENT 2.00
TENDERED 2.00
CASH CHANGE .10

INTERNET REFILLS AT RITEAID.COM
POWERED BY DRUGSTORE.COM
1-800-RITEAID FOR CUSTOMER SERVICE

Eight (08) of 13 of Two Hundred Two
From John J. CRAPO Nov 12 2002
JJC

NOV 12 2002

NINE(09) OF one Hundred-TWO(102)

BY John J. CRAPO, pro se


Dunkin Donuts
Church Street
New Haven, CT 06510

John J. CRAPO, pro se

Combo No 2	3	79
	3	79
TAX		23
Total	4	02
Paid CASH	4	02

JJC/jjc

TEN A OF one Hundred - Two (102)
NOV 12 2002
BY John J. CRAPO, Pro Se

JJC/jjc

NEW HAVEN HOTEL

229 GEORGE STREET
NEW HAVEN, CONNECTICUT 06510
1-(203)-498-3100
1-(800)-NHHOTEL
FAX 1-(203)-498-0911

Folio: V7275 Room: 623
Page: 1 / CJH
Arrive: 11/05/02 5:53 PM
Depart: 11/07/02 IN

JOHN CRAPO
POBOX 400151
Cambridge ,MA 02140-0002

ACTIVITY DATE	VOUCHER	DESCRIPTION	CHARGES/CREDITS
11/05/02	CA TWO NIGHTS AND DEPOSIT	Paid-Cash CJH	330.00CR
		BALANCE DUE	330.00CR

Regardless of charge instructions, the guest acknowledges the balance due as a personal indebtedness.

SIGNATURE John J. Crapo, Pro Se

OFFICE OF THE CLERK
UNITED STATES COURT OF APPEALS
FOR THE FIRST CIRCUIT

RICHARD CUSHING DONOVAN
CLERK

JOHN JOSEPH MOAKLEY
UNITED STATES COURTHOUSE
1 COURTHOUSE WAY, SUITE 2500
BOSTON, MA 02210
(617) 748-9057

October 30, 2002

Mr. John J. Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Dear Mr. Crapo:

This will acknowledge receipt of your letter dated October 21, 2002 and attachments. Because this issue appears to relate entirely to a state matter, we are returning these documents to you without action.

Very truly yours,

Julie Gregg

Julie Gregg
Appeals Attorney

Enclosure

#TWENTY-SIX (26) OF ONE HUNDRED-TWO (102)
BY John J. CRAPO.
Pro Se

JJC/jjc NOV 12 2002

NEW HAVEN HOTEL

229 GEORGE STREET
NEW HAVEN, CONNECTICUT 06510
1-(203)-498-3100
1-(800)-NHHOTEL
FAX 1-(203)-498-0911

JOHN CRAPO
POBOX 400151
Cambridge ,MA 02140-0002

Folio: V7275 Room: 623
Page: 1 / CJH
Arrive: 11/05/02 5:53 PM
Depart: 11/07/02 IN

ACTIVITY DATE	VOUCHER	DESCRIPTION	CHARGES/CREDITS

NEW HAVEN HOTEL

BALANCE DUE

SIGNATURE

TEN B ~~OF~~ OF ~~ON~~ Hundred-
TWO (102)
NOV 12 2002
BY John J. CRAPO.
Pro Se
JJC/jjc

3

NEW HAVEN HOTEL

229 GEORGE STREET
NEW HAVEN, CONNECTICUT 06510
1-(203)-498-3100
1-(800)-NHHOTEL
FAX 1-(203)-498-0911

Folio: V7275 Room: 623
Page: 1 / RAF
Arrive: 11/05/02 5:53 PM
Depart: 11/07/02 CO ~~11:47~~ 10:47 AM eb

JOHN/CRAPO
POBOX 400151
Cambridge ,MA 02140-0002

ACTIVITY DATE	VOUCHER	DESCRIPTION	CHARGES/CREDITS
11/05/02	CA TWO NIGHTS AND DEPOSIT	Paid-cash	330.00
11/05/02	R1 623	Rooms - Transient	125.00
11/05/02	LT 623	Lodging Tax	15.00
11/06/02	R1 623	Rooms - Transient	125.00
11/06/02	LT 623	Lodging Tax	15.00
11/07/02	RF	Refund Credit DAMANGE DEPOSIT	50.00

BALANCE DUE

Regardless of charge instructions, the guest acknowledges the balance due as a personal indebtedness.

John Jennings Crapo
SIGNATURE

ELEVEN (11) A New Haven Hotel
B. ~~A ... COPY~~

from J. J. CRAPO
NOV 12 2002

one Hund-
RED-
TWO (102)

JJC/jjc

ELEVEN (11) B of on Hund-red-two (102)
from J. J. CRAPO
NOV. 12 2002
JJC/jjc

NEW HAVEN HOTEL

229 GEORGE STREET
NEW HAVEN, CONNECTICUT 06510
1-(203)-498-3100
1-(800)-NHHOTEL
FAX 1-(203)-498-0911

JOHN CRAPO
POBOX 400151
Cambridge MA 02140-0002

Folio: V72[illegible] Room: 623
Page: 1 / RAF
Arrive: 11/05/02 5:53 PM
Depart: 11/07/02 00 ~~11:47~~ 10:47 AM 28

ACTIVITY DATE	VOUCHER	DESCRIPTION		CHARGES/CREDITS
11/05/02	CA TWO NIGHTS AND DEPOSIT	Paid-Cash	CSH	330.00CR
11/05/02	R1 623	Rooms - Transient	N/A	125.00
11/05/02	LT 623	Lodging Tax	N/A	15.00
11/06/02	R1 623	Rooms - Transient	N/A	125.00
11/06/02	LT 623	Lodging Tax	N/A	15.00
11/07/02	RF	Refund Credit DAMANGE DEPOSIT	RAF	50.00

card I gave back too that has #623 on it - Pro se

Regardless of charge instructions, the guest acknowledges the balance due as a personal indebtedness.

John Jennings Crapo
SIGNATURE

BALANCE DUE .00

Twelve (12) OF One Hundred-Two (102)

NOV 12 2002

NEW HAVEN
FREE
PUBLIC
LIBRARY

John J. CRAPO
PRO SE

ACCT # 62
4X 8 .10
PHT COPY .40
4 ITEMS
TOTAL .40
CASH .40
CHANGE .00

000002 0492
11- 5- 2 1:00PM
1:43 PM

Au Bon Pain
South Station

Office Catering Specialists 800-765-4227

STORE #511

QUESTIONS - CONCERNS?
Visit us at our web site:
www.aubonpain.com

John J. CRAPO, Pro Se

Ticket #53
2002-11-05 6:53 AM
511 3 12 53

Cheese Danish	1.49
Ritazza	1.39
FOR HERE	2.88
Tax	.14
Amount Due	$3.02
CASH	$20.05
Change	$17.03

Au Bon Pain
One Broadway

Office Catering Specialists 800-765-4227

STORE #135

QUESTIONS - CONCERNS?
Visit us at our web site
www.aubonpain.com

John J. CRAPO, Pro Se

Ticket #17
2002-11-06 3:04 PM
135 3 11 17

*** Order was Modified ***
*** After Total ***

Salmon Salad	6.99
Poland Springs 16 oz	1.39
FOR HERE	8.38
Tax	.50
Amount Due	$8.88
CASH	$10.00
Change	$1.12

NOV 06 2002

(203) 785-0104

COLLEGE CONVENIENCE & DELI

J.J. CRAPO Pro Se

258 College St.
New Haven, CT 06510

From John J CRAPO, Pro Se

JJC/jjc

thirteen (13) OF one Hundred-
Two (102)

NOV 12 2002

NEW HAVEN
FREE
PUBLIC
LIBRARY

John J. CRAPO
PRO SE

TOTAL	.40
CASH	.40
CHANGE	.00

1:43PM

Au Bon Pain
South Station

Office Catering Specialists 800-765-4227

STORE #511

QUESTIONS - CONCERNS?
Visit us at our web site:
www.aubonpain.com

John J. CRAPO, Pro Se

Ticket #53

2002-11-05 6:53 AM

511 3 12 53

Cheese Danish	1.49
Ritazza	1.39
FOR HERE	2.88
Tax	.14
Amount Due	$3.02
CASH	$20.05
Change	$17.03

Au Bon Pain
One Broadway

Office Catering Specialists 800-765-4227

STORE #135

QUESTIONS - CONCERNS?
Visit us at our web site:
www.aubonpain.com

John J. CRAPO, Pro Se

Ticket #17

2002-11-06 3:04 PM

135 3 11 17

*** Order was Modified ***
*** After Total ***

Salmon Salad	6.99
Poland Springs 16 oz	1.39
FOR HERE	8.38
Tax	.50
Amount Due	$8.88
$10 CASH	$10.00
Change	$1.12

NOV 06 2002

(203) 785-0104

COLLEGE CONVENIENCE

J.J. CRAPO Pro Se

& DELI

258 College St.
New Haven, CT 06510

BY
John J. CRAPO

JJC/jjc

~~my totals~~ OF
Fourteen (14) ~~OF~~ OF OF
~~one~~ Hundred - TWO (102)
NOV 12 2002

THANK YOU FOR CHOOSING
DUNKIN DONUTS!
AT PORTER SQUARE
John J. Crapo, Pro Se
11/07/02 000003
#0264 7:20PM SERV.0030003

SM HOT COFFEE	$1.19
	1/ $0.99
1 FANCY	$0.99
MDSE ST	$2.18
	-10.00%
SEN DISC	-0.22
MDSE ST	$1.96
TAX1	$0.11
CASH	$2.07

Dunkin Donuts
Union Station
11/07/02 000001
#0010 1:45AM SERV.0010001
John J. Crapo, Pro Se
1:35 PM

EGG-BAC-CHZ	$2.82
MDSE ST	$2.82
TAX	$0.17
ITEMS	1.0
***TOTAL	$2.99
CASH	$3.00
CHANGE	$0.01

THANK YOU FOR CHOOSING
DUNKIN DONUTS!
AT PORTER SQUARE
John J. Crapo, Pro Se
11/07/02 000003
#0246 6:54PM SERV.0030003
5:43PM

	1/ $0.99
1 FANCY	$0.99
LG WATER	$1.29
MDSE ST	$2.28
	-10.00%
SEN DISC	-0.23
MDSE ST	$2.05
TAX1	$0.11
***TOTAL	$2.16
CASH	$3.00
CHANGE	$0.84

CVS PHARMACY
35 WHITE ST, CAMBRIDGE, MA
PHARMACY: 876-5519 STORE: 876-4037
John J. Crapo, Pro Se
REG#07 TRAN#1155 CSHR#264563 STR#717

1 FQ 6" JNT PLI 0210	5.59T
SUBTOTAL	5.59
MA 5.0% TAX	.28
TOTAL	5.87
CASH	6.00
CHANGE	.13

[redacted]

5071 7231 [redacted] 5072

GET YOUR CVS EXTRACARE CARD

THANK YOU. SHOP ANYTIME AT CVS.COM!
NOVEMBER 7, 2002 6:55 PM
RETURNS WITH RECEIPT THRU 01/06/03

BY John J.
CRAPO, pro se
JJC/jjc

#Fifteen (15) of one Hundred-Two (102)

STORE #0353
60 WHALLEY AVE
NEW HAVEN, CT 065[illegible]
(203) 562-7702

John J. Crapo, Pro Se

REGISTER #4 TRANSACTION #159261
CASHIER #35139355 11/08/02 2:34PM

1 RA ALKALINE AA 2PK	5.99	T
1 OTY ANALOG ALM CLK 2700	7.99	T
1 PCKT MAX FLSH 35CAM	14.99	T
1 PCKT MAX FLSH 35CAM	14.99	
4 ITEMS SUBTOTAL	43.96	
[illegible]	2.64	
[illegible]	46.60	
CASH PAYMENT	60.00	
TENDERED	60.00	
CASH CHANGE	13.40	

INTERNET REFILLS AT RITEAID.COM
POWERED BY DRUGSTORE.COM
1-800-RITEAID FOR CUSTOMER SERVICE

Rite Aid

UNION NEWS of New Haven

DATE 11.07.'02 THU
1:07 pm

NEWSPAPER	$1.00
TOTAL	$1.00
CASH	$1.00
CLERK 1	NO.558276
TIME 14:04	0000

J.J. CRAPO, PRO SE

Copper Kitchen Restaurant
1008 Chapel St
JOHN J. CRAPO, Pro Se

00-06-00 MC #:0000

DEPT 1	*4.50
TOTAL	*4.50
AMOUNT	*5.00
CHANGE	*0.50

New Haven
PM 5-49 0026
NOV 07 2002

by John J. Crapo, Pro Se

NOV 12 2002
JJC/JJC

#SIXTEEN (16) OF ON HUND-
RED TWO (102)

Riders AMTRAK Baggage

1

Name of Passenger

CRAPO/JOHN

From

NEW HAVEN, CT

To

BOSTON SOU STA, MA

Carrier Train Date

2V

Accom Space/Car

U

UNRESERVED

Form of Payment

CA CASH

Rail Fare $40.80 Accom Charge $.00

Fare Plans Total $40.80

YOTC

Ticket Number No. of

3044133278122 01 01

Date of Issue Reservation #

31OCT02 5121B

PASSENGER RECEIPT

Riders AMTRAK Baggage

1

Name of Passenger

CRAPO/JOHN

From

BOSTON SOU STA, MA

To

NEW HAVEN, CT

Carrier Train Date

2V

Accom Space/Car

U

UNRESERVED

Form of Payment

CA CASH

Rail Fare $40.80 Accom Charge $.00

Fare Plans Total $40.80

YOTC

Ticket Number No. of

3044133278114 01 01

Date of Issue Reservation #

31OCT02 5121B

PASSENGER RECEIPT

Nov 12 2002
By John J. CRAPO. Pro Se
JJC///JC

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

7002 2030 0002 2452 8306

OFFICIAL USE — NEW HAVEN CT 06510

Postage	$ 1.06
Certified Fee	2.30
Return Reciept Fee (Endorsement Required)	1.75
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 5.11

Postmark: NEW HAVEN CT 06520 YALE STA. NOV - 7 2002 Clerk: V6H6DB 11/07/02 USPS

Sent To NEW HAVEN HOTEL CONFERENCE CENTER OFC. OF EMPLOYEE IN CHARGE OF THE HOTEL
Street, Apt. No.; or PO Box No. 229 GEORGE ST
City, State, ZIP+4 NEW HAVEN CT 06510

PS Form 3800, June 2002 — See Reverse for Instructions

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

7002 2030 0002 2437 4415

OFFICIAL USE — NEW HAVEN CT 06510

Postage	$ 1.06
Certified Fee	2.30
Return Reciept Fee (Endorsement Required)	1.75
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 5.11

Postmark: NEW HAVEN CT 06520 YALE STA. NOV - 7 2002 Postmark Here Clerk: V6H6DB 11/07/02 USPS

Sent To MR JOHN JENNINGS CRAPO. PRO SE
Street, Apt. No.; or PO Box No. NEW HAVEN HOTEL 229 GEORGE ST RM 623
City, State, ZIP+4 NEW HAVEN CT 06510

PS Form 3800, June 2002 — See Reverse for Instructions

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

7002 2030 0002 2452 8313

OFFICIAL USE — BOSTON MA 02133

Postage	$ 1.06
Certified Fee	2.30
Return Reciept Fee (Endorsement Required)	1.75
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 5.11

Postmark: NEW HAVEN CT 06520 YALE STA. NOV - 7 2002 Clerk: V6H6DB 11/07/02 USPS

Sent To THE COMMONWEALTH OF MASSACHUSETTS EXECUTIVE DEPT OF GOVERNOR COUNCIL CHAMBER DISTRICT COUN.
Street, Apt. No.; or PO Box No. SION HON MARILYN PETITTO DEVANEY STATE HOUSE
City, State, ZIP+4 BOSTON MA 02133

PS Form 3800, June 2002 — See Reverse for Instructions

#Seventeen(17)OF one Hundred. Two(102)
By John J. CRAPO. Pro Se
NOV 12 2002

JJC/jjc

Eighteen (118) of One Hundred Two (102)
NOV 12th 2002
BY John J. CRAPO
PRO SE

The Strong Man. 1995.
One of the most popular and recognizable ads in the campaign, *The Strong Man* helped introduce the 200 year-old-mint to a new American audience. Bearing the tagline "Nice Altoids," this ad was the personification of curiously strong and became an icon ad for the brand.

Curiously Strong Collectibles

ALTOIDS®, the Original Celebrated Curiously Strong Mints®, presents Curiously Strong Collectibles, a series of limited edition tins featuring the advertising for which ALTOIDS® is famous. This landmark campaign was launched in the U.S. in 1995 and is admired for the wit and humor used to portray the curious strength of the mints.

ALTOIDS® mints were first produced in England at the turn of the 19th century during the reign of King George III. Today, ALTOIDS® mints are made with the same exacting standards as the original ALTOIDS® developed more than 200 years ago.

For more information about Curiously Strong Collectibles, visit: ALTOIDS.com

MADE IN GREAT BRITAIN

JJC/jjc

#Nineteen (19) of on Hundred. Two (102)
Nov 12th 2002
By John J. Crapo, MD
JJC/jjc

The Strong Man, 1995.
One of the most popular and recognizable ads in the campaign, *The Strong Man* helped introduce the 200 year-old-mint to a new American audience. Bearing the tagline "Nice Altoids," this ad was the personification of *curiously strong* and became an icon ad for the brand.

His Most Gracious & Excellent majesty George III signed the decree ending slave trade. The U.S. Supreme Court whose membership include Hon US Sup Ct Justice Baldwin of New Haven considered that when it freed the captives of the

Curiously Strong Collectibles

ALTOIDS™, the Original Celebrated Curiously Strong Mints™, presents Curiously Strong Collectibles, a series of limited edition tins featuring the advertising for which ALTOIDS™ is famous. This landmark campaign was launched in the U.S. in 1995 and is admired for the wit and humor used to portray the curious strength of the mints.

ALTOIDS™ mints were first produced in England at the turn of the 19th century during the reign of King George III. Today, ALTOIDS® mints are made with the same exacting standards as the original ALTOIDS™ developed more than 200 years ago.

For more information about Curiously Strong Collectibles, visit: ALTOIDS.com

MADE IN GREAT BRITAIN

Amistad counsel for them was Mr Baldwin of New Haven. Co-counsel was US Congressman (Mr) John Quincy Adams

#TWENTY(20)A OF ONE HUN-
BY John J. CRAPO, pro se
dred two (102)

Dear Neighbors These two (02) exhibits printed one (01) side reverse side Blanco I call to your attention.

Sincerely
Tenant CRAPO, Pro se

JJC/jjc Nov Tenth 2002

Page one (01) of Two (02) pp



29

JJC/jjc NOV 12 2002

Twenty ~~A of~~ B of one Hun-
DRED TWO (102)

Dear Neighbors continuation
these two exhibits printed one (01)
side ^one^ verso side Blanco I call to
your attention Sincerely
Tenant Crapo, pro se. Nov 10 2002



COPY Enclose IN MY Attachments to MY Stockholder Proposals

(1) INSURANCE CORP HOLDING Co (2) Publisher Financial Relations BOOKS holdings corporation

pages two (02) of two (02) pages corporation

NOV 12 2002
OJC / jjc

#Twenty-ONE(21) A OF one HUNDRED TWO (102)


U.S. POSTAGE
3.22
POSTALIA METER 630070


EAU CLAIRE
JUN 3 '02
WIS.

June 2002

PRESORTED FIRST CLASS

John Jennings Crapo
PO Box 400151
Cambridge MA 02140

MEDICAL EDUCATIONAL SERVICES, INC.
PROFESSIONAL DEVELOPMENT NETWORK
2004 Highland Avenue, Suite C
Eau Claire, Wisconsin 54701

JOHN J. CRAPO, Pro Se

NOV 12th 2002
JJC/jjc

TWENTY- ONE (21) B
OF ON HUNDRED-TWO (102)

Medical Educational Services, Inc.
Professional Development Network
2004 Highland Avenue, Suite C
Eau Claire, WI 54701
Phone: 715-836-9900 Fax: 715-836-9770

May 31, 2002

John Jennings Crapo
PO Box 400151
Cambridge MA 02140

Dear Mr. Crapo,

We would like to acknowledge the receipt of a certified package by our office on May 30, 2002.

A copy of the brochure entitled, "Learn How to Help Adult & Child Survivors of Sexual Abuse", sponsored by our company, was included in your materials. We appreciate all of the data.

Thank you for taking the time to forward this information.

Sincerely,

Suzanne Kampa

Suzanne Kampa
Customer Service Coordinator

JOHN J. CRAPO, PRO SE

JJC | JJC NOV 12 2002

#TWENTY-TWO (22) OF
ON HUNDRED-TWO (102)
FROM JOHN J. CRAPO.
PRO SE

The Cambridge Hospital

Affiliated with
Harvard Medical School

Continuing Education Division
Department of Psychiatry

THIS IS TO CERTIFY

Judy Reiner Platt, Ed. D. John Jennings ("Jack") CRAPO Doris Hutchinson
Director PRO SE, AA, ABE, NON LLB, NON MS, NON PRACTISING LCSW - Administrative Assistant

Attended in its Entirety
The Cambridge Hospital Continuing Education Division Course

Treating Couples - November 1-2, 2002
The Sonesta Hotel - Cambridge, MA

JJC/JJC NOV 12 2002

Harvard Medical School is accredited by the Accreditation Council for Continuing Medical Education (ACCME) to sponsor continuing medical education for **PHYSICIANS**. Harvard Medical School designates this educational activity for a maximum of 14 hours in category 1 credit toward the AMA Physician's Recognition Award

The Cambridge Hospital, Department of Psychiatry, is approved by the American Psychological Association to offer continuing education for **PSYCHOLOGISTS**. The APA Approved Sponsor maintains responsibility for the program. This course offers 14 continuing education credits.

The American Nurses Credentialing Center, Commission on Accreditation accepts continuing education from the Accreditation Council on Continuing Medical Education (ACCME) toward recertification. The Cambridge Hospital, Continuing Education Division, verifies that this course is a planned, organized learning experience designed to augment the knowledge, skills, and attitudes for the enhancement of **NURSING** practice to the end of improving health care to the public as mandated by Massachusetts Regulation 244 CMR 5.00 toward relicensing requirements. This course offers 16.8 contact hours.

This program has been approved for 14 Category I Continuing Education Hours for relicensure in accordance with 258 CMR. National Association of **SOCIAL WORKER** Authorization # D4035-9.

The Cambridge Hospital Continuing Education Division is recognized by the National Board for Certified Counselors to offer continuing education for National Certified **COUNSELORS**. It is the responsibility of the provider to abide by NBCC Continuing Education Guidelines. This program is approved for 14 contact hours, Provider # 5444, and is applicable for Commonwealth of Massachusetts **COUNSELING/ALLIED MENTAL HEALTH** and PDP accreditation.

This activity has been certified by the Massachusetts and Rhode Island Association For Marriage & Family Therapy, Inc., Certification # PC-03799 and Connecticut Certification # 1053 for 14 contact hours for professional continuing education for **FAMILY THERAPISTS**.

The course is approved by the Association of Professional **CHAPLAINS** for 1.68 CCE's.

Judy Reiner Platt

Judy Reiner Platt, Ed.D.

From John "Jockie" CRAPO, PRO SE

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

$4.42 U.S. POSTAGE
PB METER 7041745

CERTIFIED MAIL

[redacted]

7000 0520 0021 9205 8782

CERTIFIED MAIL, RETURN RECEIPT REQUESTED

John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

02140+0002 02

Nov 8 2002

Not 1/17

JJC/JJC NOV 12 2002

#Twenty-Four (24) OF A OF on HUNDRED-..TWO (102)

From John "Jackie" Crapo
Pro Se



JJC/jjc NOV Twelfth (12th) 2002

Twenty-Four IS OK one Hundred-Two (102)

~~Twenty-Five (25) OK~~
Twenty-Five A OF One Hundred-two (102)

CERTIFIED MAIL

[redacted]

7000 1670 0008 1164 9312

The McGraw-Hill Companies

Legal Department
1221 Avenue of the Americas
New York, NY 10020-1095

NOV 08 2002

JJC

11-6

NEW YORK NY NOV-4'02

Mr. John Jennings Crapo
P. O. Box 400151
Cambridge, Massachusetts 02140-0002

02140+0002 02

BY MR John J. Crapo. Pro Se AAABE
NOV Twelfth (12th) 2002
JJC/jjc

Twenty-Five B OF
One Hundred-two (102)



Nov Twelfth (12th) 2003
JJC/jjc

By Mr John J. CRAPO
pro Se

Nov 12th 2002

John J. CRAPO (27) of

Twenty-Seven (27) of

One Hundred-Two (102)

United States Postal Service

Sorry We Missed You! We Deliver for You

Today's Date: 11-6-02

Sender's Name: McGraw-Hill

Item is at:

___ Post Office *(See back)*

Available for Pick-up After

Date: Time:

We will redeliver or you or your agent can pick up. See reverse.

X Letter

___ Large envelope, magazine, catalog, etc.

___ Parcel

___ Restricted Delivery

___ Perishable Item

Other:

For Delivery: *(Enter total number of items delivered by service type)*

For Notice Left: *(Check applicable item)*

___ Express Mail *(We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)*

X Certified

___ Recorded Delivery

___ Firm Bill

___ Registered

___ Insured

___ Return Receipt for Merchandise

___ Delivery Confirmation

___ Signature Confirmation

☐ If checked, you or your agent must be present at time of delivery to sign for item

Article Number(s)

7000 1670 0008 1164 9312

Notice Left Section

Customer Name and Address

John J. Crapo

X400151

Article Requiring Payment

☐ Postage Due ☐ COD ☐ Customs

Amount Due $

☐ **Final Notice:** Article will be returned to sender on

Delivered By and Date

NOV 08 2002

PS Form **3849**, November 1999

Delivery Notice/Reminder/Receipt

United States Postal Service

Sorry We Missed You! We Deliver for You

Today's Date: 11/7

Sender's Name

Item is at:

___ Post Office *(See back)*

Available for Pick-up After

Date: Time:

We will redeliver or you or your agent can pick up. See reverse.

X Letter

___ Large envelope, magazine, catalog, etc.

___ Parcel

___ Restricted Delivery

___ Perishable Item

___ Other:

For Delivery: *(Enter total number of items delivered by service type)*

For Notice Left: *(Check applicable item)*

___ Express Mail *(We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)*

X Certified

___ Recorded Delivery

___ Firm Bill

___ Registered

___ Insured

___ Return Receipt for Merchandise

___ Delivery Confirmation

___ Signature Confirmation

☒ If checked, you or your agent must be present at time of delivery to sign for item

Article Number(s)

~~7000 0520 0021 9305 8782~~

Notice Left Section

Customer Name and Address

John Jennings Crapo

400151

Article Requiring Payment

☐ Postage Due ☐ COD ☐ Customs

Amount Due $

☐ **Final Notice:** Article will be returned to sender on

Delivered By and Date

NOV 08 2002

PS Form **3849**, November 1999

Delivery Notice/Reminder/Receipt

JJC/jjc

Nov 12th 2002
John J. Crapo
Twenty-Seven (27) B of
One Hundred-Two (102)

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here):*

1. *a. Check all that apply in section 3; b. Sign in section 2 below; c. Leave this notice where the carrier can see it.*

Porter Square Post Office
1953 Mass. Ave.
Cambridge, MA 02140-9998
M-F 7:30AM-5:30PM S 7:30AM-2:00PM
1-800-275-8777

2. Sign Here *to Authorize Redelivery or to Authorize an Agent to Sign for You:*

3. ☐ Redeliver *(Enter day of week.):*

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

☐ Leave item at my address

(Specify where to leave. Example: "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused ☐ Forward ☐ Return

Delivery Section

Signature X John J Crapo, Pro Se

Printed Name JOHN JENNINGS CRAPO

Delivery Address at FINANCIAL DESK USPO ~~02140-0002~~ 02140-9998

USPS [redacted]

PS Form **3849**, November 1999 *(Reverse)* 5240 0036 0718 7120

Nov Eighth (08th) 2002

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here):*

1. *a. Check all that apply in section 3; b. Sign in section 2 below; c. Leave this notice where the carrier can see it.*

Porter Square Post Office
1953 Mass. Ave.
Cambridge, MA 02140-9998
M-F 7:30AM-5:30PM S 7:30AM-2:00PM
1-800-275-8777

2. Sign Here *to Authorize Redelivery or to Authorize an Agent to Sign for You:*

3. ☐ Redeliver *(Enter day of week.):*

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

☐ Leave item at my address

(Specify where to leave. Example: "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused ☐ Forward ☐ Return

Delivery Section

Signature X John Jennings Crapo, Pro Se

Printed Name JOHN JENNINGS CRAPO

Delivery Address at FIN DESK USPO 02140- ~~X 400154~~ 9998

USPS [redacted]

PS Form **3849**, November 1999 *(Reverse)* 5240 0036 0718 6925

JJC/jjc

Reverse one with Sending Name Blank

Twenty-Eight (28) of one Hundred. Two (102)
NOV 12 2002

The Secretary of State of the United States of America hereby requests all whom it may concern to permit the citizen/national of the United States named herein to pass without delay or hindrance and in case of need to give all lawful aid and protection.

Le Secrétaire d'Etat des Etats-Unis d'Amérique prie par les présentes toutes autorités compétentes de laisser passer le citoyen ou ressortissant des Etats-Unis titulaire du présent passeport, sans délai ni difficulté et, en cas de besoin, de lui accorder toute aide et protection légitimes.

El Secretario de Estado de los Estados Unidos de América por el presente solicita a las autoridades competentes permitir el paso del ciudadano o nacional de los Estados Unidos aquí nombrado, sin demora ni dificultades, y en caso de necesidad, prestarle toda la ayuda y protección lícitas.

SIGNATURE OF BEARER/SIGNATURE DU TITULAIRE/FIRMA DEL TITULAR

NOT VALID UNTIL SIGNED

PASSPORT
PASSEPORT
PASAPORTE

UNITED STATES OF AMERICA



Type / Type / Tipo: P
Code / Code / Código: USA
Passport No. / No. du Passeport / No. de Pasaporte: 103971277
Surname / Nom / Apellidos: GENCHEV
Given names / Prénoms / Nombres: CHRISTO ALEKSANDROV
Nationality / Nationalité / Nacionalidad: UNITED STATES OF AMERICA
Date of birth / Date de naissance / Fecha de nacimiento: 28 Jul 2002
Sex / Sexe / Sexo: M
Place of birth / Lieu de naissance / Lugar de nacimiento: MASSACHUSETTS, U.S.A.
Date of issue / Date de délivrance / Fecha de expedición: 09 Oct 2002
Authority / Autorité / Autoridad: Boston Passport Agency
Date of expiration / Date d'expiration / Fecha de caducidad: 08 Oct 2007
Amendments / Modifications / Enmiendas: See Page 24

P<USAGENCHEV<<CHRISTO<ALEKSANDROV<<<<<<<<<<<<
1039712777USA0207289M0710080<<<<<<<<<<<<<<<00

BY John J. CRAPO. Pro Se

JJC/jjc

COPY one(01)

TWENG-EIGHT (28) OF
NOV 12 2002 ONE HUNDRED.
TWO (102)

The Secretary of State of the United States of America hereby requests all whom it may concern to permit the citizen/national of the United States named herein to pass without delay or hindrance and in case of need to give all lawful aid and protection.

Le Secrétaire d'Etat des Etats-Unis d'Amérique prie par les présentes toutes autorités compétentes de laisser passer le citoyen ou ressortissant des Etats-Unis titulaire du présent passeport, sans délai ni difficulté et, en cas de besoin, de lui accorder toute aide et protection légitimes.

El Secretario de Estado de los Estados Unidos de América por el presente solicita a las autoridades competentes permitir el paso del ciudadano o nacional de los Estados Unidos aquí nombrado, sin demora ni dificultades, y en caso de necesidad, prestarle toda la ayuda y protección lícitas.

SIGNATURE OF BEARER/SIGNATURE DU TITULAIRE/FIRMA DEL TITULAR

NOT VALID UNTIL SIGNED

PASSPORT
PASSEPORT
PASAPORTE

UNITED STATES OF AMERICA



Type / Type / Tipo: P
Code / Code / Código: USA
Passport No. / No. du Passeport / No. de Pasaporte: 103971277

Surname / Nom / Apellidos
GENCHEV

Given names / Prénoms / Nombres
CHRISTO ALEKSANDROV

Nationality / Nationalité / Nacionalidad
UNITED STATES OF AMERICA

Date of birth / Date de naissance / Fecha de nacimiento
28 Jul 2002

Sex / Sexe / Sexo: M
Place of birth / Lieu de naissance / Lugar de nacimiento: MASSACHUSETTS, U.S.A.

Date of issue / Date de délivrance / Fecha de expedición
08 Oct 2002

Authority / Autorité / Autoridad
Boston
Passport Agency

Date of expiration / Date d'expiration / Fecha de caducidad
08 Oct 2007

Amendments / Modifications / Enmiendas
See Page 24

P<USAGENCHEV<<CHRISTO<ALEKSANDROV<<<<<<<<<<
1039712777USA0207289M0710080<<<<<<<<<<<<<<00

Sharp SF-8300
NOV 08 ~~EIGTH~~
EIGHTH (08th)
Year 2002

JJClijc
copy two (02)

BOSTON HERALD MONDAY, NOVEMBER 4, 2002


WANNA SEE MY TATTOO?
TAXES

TWENTY-NINE (29) OF one Hun-dred-two (102)
NOV Twelth (12th) 2002
FROM John J. CRAPO, Pro Se

JJC/jjC

EXHIBIT Thirty (30) OF
One Hundred-TWO (102)
NOV 12 2002
BY John J. CRAPO, Pro Se
JJC/jjc

FOUNDING BROTHERS

Winner of the Pulitzer PRIZE

MR ELLIS, A William and Mary College, AND YALE University TRAINED historian. The NEW York Times says is "Lively AND illuminating... A shrewd, insightful book"

".. The debate began when Congressman SCOTT... speaking upon the heir or Quakers a Pennsylvania presented petition to Congress at the Philadelphia said if He were a U.S. JUDGE He would go As Far as he could As A JUDGE to terminate the slave trade..."

#thirty-one (31) OF one Hundred-Two (102)

Villa del Sol
236 Crown St
New Haven Ct

GC 47-5

Guest Check

DATE	SERVER	TABLE	GUESTS	CHECK NUMBER
	Jan	2		513873

1			
2	1	Pollo Pibil	1495
3			
4			
5			
6			
7			
8			
9			
10			
11			

#15 90

THANK YOU

FOOD	
BEVERAGE (OTHER SIDE)	
SUB-TOTAL	1495
TAX	95
TOTAL	1590

Guest Receipt

_______ DATE $ _______ AMOUNT OF CHECK 513873

submitted By
John J. CRAPO. Pro Se
Nov 12 2002

JJC/jjc

Thirty Two (32) A of one Hundred-Two (102)
BY JOHN J. CRAPO, Pro Se


Find the Golden Tortilla and WIN INSTANTLY!
MISSION
FLOUR TORTILLAS
BURRITO SIZE
FLOUR
TORTILLAS
BURRITO SIZE
MISSION

JJC/jjc

Thirty-Two (32) B OK on Hundred two
By John J. Crapo, Pro Se
JJC/jjc NOV 12 2002

[illegible] 19 02 G 16:25



DISCOVER
Los Tesoros de México
MISSION
MISSION
FLOUR TORTILLAS
Golden Tortillas and

Mission® Foods "Treasures of Mexico™" (TOM) Instant Win Official Game Rules

NO SE REQUIERE COMPRA. COMO OBTENER UN BOLETO PARTICIPANTE: 1) Busque el boleto instantáneo ganador dentro de paquetes especialmente marcados de Tortillas Mission® empezando el [illegible] un boleto participante gratis (mientras duren los suministros), o para obtener una copia de las Reglas Oficiales envíe un sobre auto-dirigido y con franqueo pagado con su nombre, dirección (no se aceptan apartados postales) y número telefónico [illegible], incluyendo el área, a: Mission Los Tesoros de México™ (TOM) Game/Rules, Dept. A, 8220 Ambassador Row, Dallas TX 75247. Límite un boleto participante por sobre con el franqueo adecuado. Residentes de Vermont pueden enviar un sobre auto-dirigido sin franqueo. Todos los pedidos deben ser enviados por separado, con matasellos, fechados a más tardar el 12/06/02 y recibidos a más tardar el 12/13/02. Si el boleto participante dice "You Win" (Usted Gana), puede ser que usted haya ganado el premio indicado (sujeto a verificación). La promoción termina 12/06/02.

NO PURCHASE NECESSARY. 1. HOW TO OBTAIN A GAME PIECE: A) Look for an instant win game piece inside specially marked packages of Mission® Tortillas beginning 10/15/02 OR, B) to obtain a free game piece (while supplies last), or to obtain a copy of these Official Rules send a self-addressed, stamped envelope with your name, complete address (no P.O. Boxes accepted), and daytime phone number with area code to: Mission Treasures of Mexico™ (TOM) Game/Rules, Dept. A, 8220 Ambassador Row, Dallas, TX 75247. Limit one game piece per envelope with sufficient postage. VT residents may omit return postage. All requests must be mailed separately, postmarked on or before 12/06/02 and received on or before 12/13/02. If game piece reads "You Win" you may have won the prize listed (subject to verification). Game ends 12/06/02. 2. PRIZES/ODDS: GRAND PRIZE (10 PRIZES): Each Grand Prize Winner will receive a five-day, four-night trip for four (4) persons to a resort in Mexico, chosen by prize supplier. Trip includes round-trip coach airfare, airport/hotel transfers; hotel accommodations for four (4) persons (one room/quad occupancy) for four (4) nights, at a hotel chosen by the prize supplier. Travel must be completed by 1/31/04. Taxes and all other expenses not expressly stated herein are the sole responsibility of the Grand Prize Winners and their guests. Travel and lodging reservations must be made at least 60 days prior to planned arrival. Travel and lodging are subject to availability and the prize supplier's approval. (ARV of each – $3,000, but may vary depending on point of departure, destination and airfare fluctuations; odds of winning 1:[illegible]). SECOND PRIZE ([illegible] PRIZES): Each 2nd Prize Winner will receive a [illegible] Vivitar [illegible] Camera (ARV of each – $45; odds of winning 1:8,444). THIRD PRIZE (27,[illegible] PRIZES): Each 3rd Prize Winner will receive a coupon good toward a free package of Mission Tortillas (ARV: Up to $2.99; odds of winning 1:281). Prizes are not redeemable for cash and are not transferable. Sponsor reserves the right to substitute a similar prize of equal or greater value at the Sponsor's sole discretion. Sponsor makes no warranty with respect to any prize. Sponsor and prize suppliers not responsible for prize use or utility. 3. HOW TO CLAIM PRIZE: Sign your legal signature in ink on the face of your winning game piece and mail original game piece with a 3" X 5" card including your name, address, daytime phone number with area code, and date of birth in an envelope to: Mission TOM Game/Claim Prize, Dept. B, 8220 Ambassador Row, Dallas TX 75247. Refusal or failure to submit original game piece shall be grounds for disqualification. For 1st and 2nd Prize Winners, original winning game piece must be mailed via CERTIFIED RETURN/RECEIPT MAIL (keep a photocopy). All prize claim requests must be received on or before 1/31/03. Prize Winners will be verified and notified by mail after game ends. Prizes will be delivered within 8-10 weeks of notification. 4. ELIGIBILITY: Game open to individuals, 18 years of age or older, who are legal U.S. residents. Employees and household family members of Gruma Corp. ("Sponsor"), and their advertising, promotion, public relations, prize suppliers and fulfillment agencies, affiliates and vendors involved in this promotion are not eligible. Void where prohibited, taxed or otherwise restricted by law. 5. WINNERS' LIST: For the winners' list, send a self-addressed, stamped envelope to: Mission TOM Game/Winners' List, P.O. Box 720838, Dallas, TX 75372. Requests must be received no later than 2/28/03. 6. LIMITATIONS: Sponsor not responsible for printing errors or inaccurate, forged, lost, late, incomplete, postage-due, illegible, mutilated or misdirected game piece requests. Liability for game pieces containing printing or other errors are limited to replacement with another game piece, while supplies last. Sponsor not responsible to award more than stated number of prizes. Game pieces are null and void and will be rejected if not obtained in accordance with the Official Rules and through legitimate channels; if any part is determined by judging organization to be illegible, altered, forged, reproduced, counterfeited, mutilated or tampered with in any way, and/or if any game piece contains printing, production, typographical, mechanical or other errors. Any attempt to fraud or defraud game pieces in any way will be prosecuted to fullest extent of law. In event of a printing error, or the like, that results in more winning game pieces than available prizes as set forth in Official Rules, a random drawing will be held among those holding such winning game pieces to award correct number of prizes. 7. WINNERS: Each winner is required to prove eligibility. The failure of a potential winner and, if the potential winner is a minor, his or her parent or legal guardian, to execute and return an Affidavit of Eligibility, Release of Liability, or a Publicity Release (except where prohibited by law) within fifteen (15) days from the date of notification, the return of a notification or prize as undeliverable, or any other non-compliance with these Official Rules may result in disqualification at Sponsor's sole discretion. You are not a winner until your submissions are validated. 8. RESERVATIONS: Each entrant, by playing this Game agrees: (1) to be bound by the Official Rules, which are final, binding and conclusive on all matters, and to comply with all applicable federal, state and local laws and regulations; (2) to release Gruma Corporation, Fogarty Klein Monroe, Inc., and each of their parent companies, affiliates, subsidiaries, officers, directors, agents, employees and all others associated with the development and execution of this Game from any and all liability with respect to, or in any way arising from, Game and/or acceptance or use of prizes, including liability for personal injury, death, damages, or loss; (3) that all entries become Sponsor's property and will not be returned; (4) to accept delivery of any prize based upon availability; (5) that the acceptance of a prize constitutes the grant of an unconditional right to use winner's name, voice, likeness, photograph, address (city and state), biographical information, prize information and/or statements about the promotion for any publicity advertising and promotional purposes without additional compensation, except where prohibited by law. 9. SPONSOR: Gruma Corporation dba Mission Foods, Irving, TX 75038.

Mission® is a Registered Trademark of Gruma Corporation, Irving, TX.

Resealable Bag

MISSION

my table of Contents
NOV 12th (twelth)
2002
page Eight/OBJ 2002 07
By John J. CRAPO
Pro Se

Thirty-Four (34) Eleven (11) pages

A Fidelity INV
Aug 06 2002
Front piece

B Fidelity Sept 01-
30 2001

C Fidelity
rear piece

D Fidelity
Front piece
oct 01 2002

E oct 01 2001-
oct 31 2001

F oct 01 2001-oct
31 2001

G ~~Fidelity~~
Advest oct 01,
2001-oct 31
2001

H Advest INC
NOV 01-30 2001

I Advest INC
NOV 01-30 2001

J Advest INC Jan 01-
2002-Jan 31 2002

K Fidelity INV
Sept 01-2002-Sept 30
2002

MORE

My tabbly Contents
NOV 12th (twelth) 2002
page Nine (09) 2002
of eLeven (11) pages
BY John J. Crapo, pro se

Thirty-Four (34) L Fidelity
Sept 01-30 2002

M Fidelity
Sept 01-30 2002

N Advest May 01-31
2002

O Fidelity INV
May 01-31 2002

P ADVEST
Feb 01-28 2002

Q Oct 01-31 2001
Fidelity

(R) Front piece
Advest
NOV 04 2002

S Front piece of
Advest NOV 04 2002

T ~~Front~~ Advest
Oct 01-31 2002

Thirty-Five (35) OVER PRINT
Thirty-Six (36) of My Senior Citizen
Card MBTA

More

my table of Contents
Nov 12th 2002
page ten (10) 2002
of Eleven (11) pp
By John J. Crapo,
pro se

JJC / jjc

EXHIBITS
PART ONE(01)
FIFTY(50) PRINTED ONE(01)
SIDE REVERSE SIDE
BLANCO

NOV twelfth(12th) 2002
BY
JOHN JENNINGS CRAPO,
PRO SE. STOCKHOLDER

TO
AMERICAN INTERNATIONAL
GROUP, INC AND

TO
McGRAW-HILL COMPANIES

JJC|JJC NOV 13th 2002

#ONE(A) OF 12 NOV 2002 one hundred-two (102)

MR JOHN J. CRAPO. PRO SE. AA. ABE
PO. BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL ART # 7002 1000 0005 6652 7502 RETURN RECEIPT REQUEST-ED COPY

12 NOVEMBER 2002

PAGE ONE (01) OF FOUR (04) pages. Printed ONE (01) SIDE Reverse SIDES BLANCO

MY COMPLAINTS AGAINST (01) MR JOHN E. FENTON, JR OR HIS SUCCESS-OR AS UNIVER-SITY DEAN (02) MS SHANNON P. O'BRIEN, OR STATE TREASURER, COMMON-WEALTH OF MASSA-CHUSETTS

MS JANE ECKERT. LICSW
70 BURLINGTON STRT
LEXINGTON MA 02473

RE:
ELDER ABUSE

DEAR MS ECKERT

(1) NOVEMBER TENTH (10th) 2002
RAMP FROM OUTSIDE DOOR TO SIDEWALK TO INSIDE BOOKSTORE WAS BLOCKED IN SIDE BOOKSTORE OF SUFFOLK UNIVERSITY LAW SCHOOL'S DAVID J. SARGENT BUILDING AFTER 11 P.M. BRIEFLY I REPORT!

(2) OCTOBER THIRTIETH (30th) 2002

MORE

#TWO(B) OF 12 NOV 2002 one hundred . Two (102)

PAGE TWO(02) OF FOUR(04) PP.

12 NOV 2002

FROM J.J. CRAPO to MS J. ECKERT

MY MONTHLY STATE BOARD OF RETIREMENT CHECK WAS FOR $865.27. MY MONTHLY RENT PAYMENT WAS FOR $1,050 NO CENTS THE STATE BOARD OF RETIREMENT ON SEPT TWENTY-NINTH (29th) 2002 AND ON NUMEROUS OTHER OCCASIONS HAS BEEN INFORMED BY ME OF MY SERIOUS CONCERNS ABOUT THIS, AND DISRUPTIONS THIS SITUATION REPEATEDLY. ON oct ~~SEPT~~ 29, 2002, AND NUMEROUS OTHER OCCASIONS THIS CAUSES AND HAS CAUSED ME -

I SEND A COPY OF THIS to SUFFOLK UNIVERSITY LAW SCHOOL DEAN HON JOHN E. FENTON, JR. LLB. LLM. ESQUIRE OR SUCCESSOR AS DEAN OR ACTING DEAN. VIA CERTIFIED MAIL RETURN RCPT REQUESTED DAVID J. SARGENT BUILDING 120 TREMONT STRT BOSTON MA 02108-4977

COPY

MORE

#Three(03)of ——— 12 NOV 2002 one Hundred. Two(102)

PAGE THREE(03) OF FOUR(04) PP
12 NOV 2002
FROM J.J. CRAPO to MS [illegible] COPY

I SEND VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED COPY OF THIS ~~LETTER~~ LETTER. to AMERICAN INTERNATIONAL GROUP. INC Attn Please Ms KATHLEEN E. SHANNON. ESQ CORPORATION SECRETARY AND TO ~~MR~~ THE McGRAW-HILL COMPANIES. Attn PLEASE MR SCOTT L. BENNETT, ESQUIRE, CORPORATE SECRETARY IN COMPLIANCE WITH THE LAWS, RULES AND REGULATIONS OF THE HON United States (OF AMERICA) SECURITIES AND EXCHANGE COMMISSION ("SEC"). LAWS, RULES, AND REGULATIONS I REC-COMMEND YOU TO OBEY, TOO.

I WRITE IN THE MIDST OF EXCEED-INGLY SERIOUS INCONVENIENT, TROUBLING AND VERY THREATENING CIRCUM-STANCES

IN EVENT YOU HAVE QUESTIONS ~~OR~~ OR OTHER COMMENTS OR STATEMENTS to/OF ME. PLEASE ADDRESS THEM TO ME AT MY POST OFFICE BOX ADDRESS WHICH I REPEAT BELOW (P. FOUR)

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#Four(D) OF 12 NOV 2002 → One Hundred. Two (102)

PAGE FOUR(04) OF FOUR(04) PP
12 NOV 2002
FROM J.J. CRAPO to Ms ECKERT

UNITED STATES Post OFFICE
P.O. BOX 400151
CAMBRIDGE MA 02140-0002

I AM SENDING VIA ORDINARY MAIL A COPY OF THIS Letter to YOU. ADDITIONALLY

COPY

Sincerely
John J. Crapo, Pro Se
AA. ABE. NON Practicing
LCNSD CERT SCL WRKR
(LCSW). NON LWYR

JJC/JJC

MR JOHN J. CRAPO. PRO SE. NON LWYR.
NON PRACTISING LCSW
P.O BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL NOV 12th 2002
MAIL PIECE # 7002 2030 0002 2293 1511
RETURN RCPT REQUESTED

PAGE ONE(01) OF ONE(01) PRINTED ONE(01) SIDE reverse SIDE BLANCO

SUFFOLK UNIVERSITY LAW SCHOOL OFC OF THE LW SCH DEAN ATTN Please Hon MR JOHN E. FENTON JR ESQ., DEAN OR SUCCESSOR TO MR FENTON AS DEAN OR ACTNG DEAN
HON DAVID J. SARGENT BLD
120 TREMONT STRT
BOSTON MA

COPY

COPY

Dear Gentlemen AND Ladies
ENCLOSED Please Find copy my letter TO MS JANE ECKERT, LICSW OF NOV 12th 2002 WHICH I've Mailed to Ms ECKERT via certified Mail Return Receipt REQUESTED ("CMRRR") WHICH I CALL TO YOUR ATTENTION.

Sincerely COPY

John J. Crapo. Pro Se

C.C. to MS JANE ECKERT LICSW
CMRRR

JJC/jjc PLEASE PUT THIS AND ATTACHMENT WITH MY RECORDS AT SUFFOLK UNIVERSITY LAW SCHOOL 12:30 PM
NOV 12 2002

#THREE (03) OF ONE HUNDRED-TWO (102)
NOV 12 2002

United States Postal Service
Sorry We Missed You! We Deliver for You

Today's Date: 11/7
Sender's Name:

Item is at: Post Office (See back)
Available for Pick-up After — Date: Time:

We will redeliver or you or your agent can pick up. See reverse.

X Letter
__ Large envelope, magazine, catalog, etc.
__ Parcel
__ Restricted Delivery
__ Perishable Item
__ Other:

For Delivery: *(Enter total number of items delivered by service type)*
For Notice Left: *(Check applicable item)*

__ Express Mail *(We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)*
X Certified
__ Recorded Delivery
__ Firm Bill
__ Registered
__ Insured
__ Return Receipt for Merchandise
__ Delivery Confirmation
__ Signature Confirmation

X If checked, you or your agent must be present at time of delivery to sign for item

Article Number(s)
7000 0520 0021 9205 8782

Notice Left Section
Customer Name and Address
John Jennings Crapo
400151

Article Requiring Payment: ☐ Postage Due ☐ COD ☐ Customs
Amount Due: $

☐ **Final Notice:** Article will be returned to sender on

Delivered By and Date

PS Form **3849**, November 1999 — **Delivery Notice/Reminder/Receipt**

United States Postal Service
Sorry We Missed You! We Deliver for You

Today's Date: 11-6-02
Sender's Name: McGraw-Hill

Item is at: Post Office (See back)
Available for Pick-up After — Date: Time:

We will redeliver or you or your agent can pick up. See reverse.

X Letter
__ Large envelope, magazine, catalog, etc.
__ Parcel
__ Restricted Delivery
__ Perishable Item
__ Other:

For Delivery: *(Enter total number of items delivered by service type)*
For Notice Left: *(Check applicable item)*

__ Express Mail *(We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)*
X Certified
__ Recorded Delivery
__ Firm Bill
__ Registered
__ Insured
__ Return Receipt for Merchandise
__ Delivery Confirmation
__ Signature Confirmation

☐ If checked, you or your agent must be present at time of delivery to sign for item

Article Number(s)
7000 1670 0008 1164 9312

Notice Left Section
Customer Name and Address
John J. Crapo
X400151

Article Requiring Payment: ☐ Postage Due ☐ COD ☐ Customs
Amount Due: $

☐ **Final Notice:** Article will be returned to sender on

Delivered By and Date

PS Form **3849**, November 1999 — **Delivery Notice/Reminder/Receipt**

JJC|jjc

THREE (03) ~~OF~~ B OF ONE HUNDRED. TWO (102)
NOV 12 2002

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here):*

1. *a. Check all that apply in section 3;*
b. Sign in section 2 below;
c. Leave this notice where the carrier can see it.

2. Sign Here *to Authorize Redelivery or to Authorize an Agent to Sign for You:*

3. ☐ Redeliver *(Enter day of week):*

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

☐ Leave item at my address

(Specify where to leave. Example: "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused ☐ Forward ☐ Return

Porter Square Post Office
1953 Mass. Ave.
Cambridge, MA 02140-9998
M-F 7:30AM-5:30PM S 7:30AM-2:00PM
1-800-275-8777

Delivery Section

Signature X	
Printed Name	
Delivery Address	

USPS [redacted]

5240 0036 0718 7120

PS Form **3849**, November 1999 *(Reverse)*

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here):*

1. *a. Check all that apply in section 3;*
b. Sign in section 2 below;
c. Leave this notice where the carrier can see it.

2. Sign Here *to Authorize Redelivery or to Authorize an Agent to Sign for You:*

3. ☐ Redeliver *(Enter day of week):*

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

☐ Leave item at my address

(Specify where to leave. Example: "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused ☐ Forward ☐ Return

Porter Square Post Office
1953 Mass. Ave.
Cambridge, MA 02140-9998
M-F 7:30AM-5:30PM S 7:30AM-2:00PM
1-800-275-8777

Delivery Section

Signature X	
Printed Name	
Delivery Address	X 400151

USPS [redacted]

5240 0036 0718 6925

PS Form **3849**, November 1999 *(Reverse)*

From JOHN J. CRAPO to
A16
MHP

PAG
FOUR(04) A OF one Hundred, two (102)
NOV 12 2002
FROM J.J. CRAPO, PRO SE


LIMITED
EDITION
TIN


ALTOIDS
PEPPERMINTS

JJC/JJC


FOUR(04) B OF One Hundred Two(102)
FROM JOHN J. CRAPO
NOV 12 2002
ALTOIDS
THE CURIOUSLY STRONG MINTS
PEPPERMINTS
NET WT 1.76 OZ (50g)
JJC/jjc

FOUR(04)C OF 102(one

From John J. CRAPO

one Hundred . two

JJC/jjc



Nutrition Facts
Serv Size 3 pcs. (2g)
Servings about 25
Calories 10
Amount/Serving
Total Fat 0g
Cholest 0mg
Sodium 0mg
Total Carb 2g
Sugars 2g
Protein 0g
INGREDIENTS
SUGAR, GUM ARABIC, OIL OF PEPPERMINT, GELATIN, GLUCOSE SYRUP.

NOV 12 2002
FIVE(A) OF one Hundred. two
from John J. CRAPO, Pro/Ae
(102)

Kinko's
55 Church St. (203) 777-5725
New Haven, CT 06510
John J. Crapo, Pro Ae

QTY/LIST	DISC	PRICE	AMOUNT
49 ES B&W S/S WHITE STD			
0.08	0.00	0.08	3.92
1 MINTS / CANDY SNACKS			
2.79	0.00	2.79	2.79

SUB 6.71 TX 0.24 TOT 6.95
CASH 7.00
CHG 0.05

CW 6 TR 77342 RG 4 11/06/02 13:20
Visit us @ http://www.kinkos.com

JJC JJC

For the past year we have been telling people where our wedding reception would be held. As we answered, "the Milton Hoosic Club", eyebrows would raise and the inevitable question would be asked...
"the where? The Hoosic-whats-its Club???" So, for any of you who are wondering "what the heck is a Hoosic?!?!?", please keep reading.

What's A Hoosic?

Centuries before European settlement, the Massachusetts Indians, or "People of the Great Hills" lived and thrived in the nearby Blue Hills and Houghton's Pond area. They settled around a splendid pond and named it "Hoosickwhisick" or, in their language, "beautiful still water". Around the pond, at the base of the Great Blue Hill, the Massachusetts hunted caribou, bear, deer, small mammals, gathered wild berries and nuts, and planted corn and squash.

Fast forward to 1891 and in that year, a family-oriented social club in Milton was established. They built a grand clubhouse with sport facilities for the members' enjoyment. At the same time, another social club was established in the neighboring town of Canton. This club in Canton took the Massachusetts name for the nearby Houghton Pond and was established as the "Hoosic-Whisick" club.

The club in Canton built a state-of-the-art golf facility. The two clubs maintained separate facilities and memberships for many years, although each had discernable lacks: the club in Canton did not have a decent clubhouse, and the Milton club did not have a golf course. In 1946, having thought about it for half a century, the clubs merged and formed the Milton-Hoosic Club. In 1991 the Milton-Hoosic Club celebrated its centennial year.

So, there you have it... a Hoosic is beautiful still water. So the next time you're driving by the Charles River, Lake Ontario or Lake Michigan, you can impress your friends and comment on the "beautiful hoosic".

We look forward to seeing you at 6:00PM over at the Milton Hoosic Club!!!

Directions to the Milton Hoosic Club on reverse

5/14/06) A 10F One Hundred Two (102)

FROM MR JOHN J. CRAPO. PhD
JJC) JJC

SEVEN(07) A OF 102 (one Hundred - two)
From John J. CRAPO, Pro Se

```
QU P43B

.P35D  311404

RESERVATION NUMBER IS 05121B
1/CRAPO/JOHN
TRAIN: 171                   DATE        TIME        TYPE/ROOM#/CAR#
LV   BOSTON SOU STA          05NOV        750A       1U
AR   NEW HAVEN               05NOV       1039A
TRAIN: 174
LV   NEW HAVEN               07NOV        208P       1U
AR   BOSTON SOU STA          07NOV        445P


31OCT 1404 ATY   ACP048
@NNNN
```

JJC/jjc
NOV 12th 2002

EIGHT/08) A Kinko's Inc
NOV 05 2002

Kinko's (203) 777-5725
55 Church St.
New Haven, CT 06510
John J. Crapo Pro Se

QTY/LIST	DISC	PRICE	AMOUNT
23 ES B&W S/S WHITE STD			
0.08	0.00	0.08	1.84
1 Supplies/ Stat MISC			
12.95	0.00	12.95	12.95

SUB 14.79 TX 0.89 TOT 15.68
CASH 20.00
CHG 4.32

CW 34 TR 77207 RG 3 11/05/02 15:30
Visit us @ http://www.kinkos.com

EIGHT (08) A of One Hundred Two (102)
JOHN J. CRAPO, Pro Se
JJC/jjc

Kinko's (203) 777-5725
55 Church St.
New Haven, CT 06510

John J. Crapo Pro Se

QTY/LIST	DISC	PRICE	AMOUNT
02	55 B&W S/S 8.5 x 11 STD		
[illegible]	0.00	0.00	[illegible]
1	Supplies/ Stat MISC		
12.95	0.00	12.95	12.95

SUB 14.79 TX 0.89 TOT 15.68
CASH 20.00
CHG 4.32

CU 34 TR 77207 RG 3 11/05/02 15:30
Visit us @ http://www.kinkos.com

STORE #00441
900 CHAPEL STREET
NEW HAVEN, CT 6510
(203) 777-0017

John J. CRAPO
PRO SE

REGISTER #7 TRANSACTION #522683
CASHIER #41 9011 11/05/02 11:33AM

1 MIRADO WOODTONE PENCILS 6 1.79 T

1 ITEMS	SUBTOTAL	1.79
	TAX	.11
	TOTAL	1.90
CASH PAYMENT		2.00
	TENDERED	2.00
	CASH CHANGE	.10

INTERNET REFILLS AT RITEAID.COM
POWERED BY DRUGSTORE.COM
1-800-RITEAID FOR CUSTOMER SERVICE

Eight (08) ~~AE~~ 13 OF one Hundred Two (102)
From John J. CRAPO Nov 12 2002
JJC/jjc

SEVEN(07) B OF ONE HUNDRED TWO ✓
From John J. CRAPO, pro se (102)

JJC/jjc
NOV 12th 2002

FIVE (B) OF one Hundred. TWO (102)

SALE RECEIPT
Store #6147 tko 11/07/02 09:11:33
Subway Sandwiches & Salads
926 Chapel Street 9:15 AM
New Haven CT 06510
203-497-9324
Trans# 10 Clerk 20 Dwr 1 TRDT 110702
Receipt # 0000117026 Reg-ID REG-MAIN

--- ITEM ---	QTY	PRICE	MEMO	PLU
LG COFFEE	1	$ 1.29T		41
COOKIE	1	$ 0.39T		11

SUBTOTAL $ 1.68
Sales Tx $ 0.10
TAKE-OUT **TOTAL $ 1.78
Cash AMT TEND $ 2.00
CHANGE DUE$ 0.22
Stamps earned this sale:

Thank you for making Subway the World's Best Sandwich!

John J. CRAPO, Pro Se

Kinko's (203) 777-5725
55 Church St.
New Haven, CT 06510
John J CRAPO, Pro Se

QTY/LIST	DISC	PRICE	AMOUNT
1 Supplies/ Stat MISC			
12.95	0.00	12.95	12.95
71 ES B&W S/S WHITE STD			
0.08	0.00	0.08	5.68

SUB 18.63 TX 1.12 TOT 19.75
CASH 20.00
CHG 0.25

CW 26 TR 77374 RG 3 11/07/02 08:09
Visit us @ http://www.kinkos.com

From John J. CRAPO, pro se
Nov 12 2002
JJC/jjc

FROM MR John J. CRAPO, Pro Se

To get to the MHC:
193 Central Avenue, Milton, MA 617-698-1000

Turn right out of the Apthorp Chapel parking lot
At the first set of lights, turn right on to
Reedsdale Avenu (28 North)

At next set of lights, take a slight right on to
Central Avenue

Follow for ½ mile, Milton-Hoosic Club on your
left at 193 Central Avenue

Street parking only, police on duty for traffic
control and street crossings

NOV 12th 2002

JJC/jjc

Six(06) B of one Hundred-two (102)

To get to the MHC:
193 Central Avenue, Milton, MA 617-698-1000

Turn right out of the Apthorp Chapel parking lot
At the first set of lights, turn right on to
Reedsdale Avenu (28 North)

At next set of lights, take a slight right on to
Central Avenue

Follow for ½ mile, Milton-Hoosic Club on your
left at 193 Central Avenue

Street parking only, police on duty for traffic
control and street crossings

NOV 12 2002

NINE(09) OF one Hundred TWO(102)

BY John J. CRAPO, pro se

Dunkin Donuts
61 Church Street
New Haven, CT 06510

John J. CRAPO, pro se

Combo No 2	3	79
	3	79
TAX		23
Total	4	02
Paid CASH	4	02

JJC/jjc

TEN A OF one Hundred - Two (102)
NOV 12 2002
BY John J. CRAPO, pro se
JJC/jjc

NEW HAVEN HOTEL

229 GEORGE STREET
NEW HAVEN, CONNECTICUT 06510
1-(203)-498-3100
1-(800)-NHHOTEL
FAX 1-(203)-498-0911

Folio: V7275 Room: 623
Page: 1 / CJH
Arrive: 11/05/02 5:53 PM
Depart: 11/07/02 IN

JOHN CRAPO
POBOX 400151
Cambridge ,MA 02140-0002

ACTIVITY DATE	VOUCHER	DESCRIPTION	CHARGES/CREDITS
11/05/02	CA TWO NIGHTS AND DEPOSIT	Paid-Cash CJH	330.00CR

BALANCE DUE 330.00CR

Regardless of charge instructions, the guest acknowledges the balance due as a personal indebtedness.

SIGNATURE John J. Crapo, Pro Se

OFFICE OF THE CLERK

UNITED STATES COURT OF APPEALS

FOR THE FIRST CIRCUIT

RICHARD CUSHING DONOVAN
CLERK

JOHN JOSEPH MOAKLEY
UNITED STATES COURTHOUSE
1 COURTHOUSE WAY, SUITE 2500
BOSTON, MA 02210
(617) 748-9057

October 30, 2002

Mr. John J. Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Dear Mr. Crapo:

This will acknowledge receipt of your letter dated October 21, 2002 and attachments. Because this issue appears to relate entirely to a state matter, we are returning these documents to you without action.

Very truly yours,

Julie Gregg

Julie Gregg
Appeals Attorney

Enclosure

#TWENTY-SIX (26) OF ONE HUNDRED-TWO (102)

BY John J. CRAPO.
Pro Se

JJC/jjc NOV 12
2002



NEW HAVEN HOTEL
229 GEORGE STREET
NEW HAVEN, CONNECTICUT 06510
1-(203)-498-3100
1-(800)-NHHOTEL
FAX 1-(203)-49[illegible]-0811

Folio:	V7275	Room:	623
Page:	1 / C3H		
Arrive:	11/05/02	5:53 PM	
Depart:	11/07/02	IN	

JOHN CRAPO
POBOX 400151
Cambridge ,MA 02140-0002

ACTIVITY DATE	VOUCHER	DESCRIPTION	CHARGES/CREDITS

NEW HAVEN HOTEL

BALANCE DUE

SIGNATURE

TEN B ~~OF~~ OF ON Hundred-TWO (102)
NOV 12 2002
BY John J. CRAPO.
Pro Se
JJC/jjc

NEW HAVEN HOTEL

229 GEORGE STREET
NEW HAVEN, CONNECTICUT 06510
1-(203)-498-3100
1-(800)-NHHOTEL
FAX 1-(203)-498-0911

Folio: V7275 Room: 623
Page: 1 / RAF
Arrive: 11/05/02 5:53 PM
Depart: 11/07/02 CO ~~11:47~~ 10:47 AM eb

JOHN/CRAPO
POBOX 400151
Cambridge ,MA 02140-0002

ACTIVITY DATE	VOUCHER	DESCRIPTION	CHARGES/CREDITS
11/05/02	CA TWO NIGHTS AND DEPOSIT	Paid-Cash	330.00
11/05/02	RI 623	Room-Transient	125.00
11/05/02	LT 623	Lodging Tax	15.00
11/06/02	RI 623	Room-Transient	125.00
11/06/02	LT 623	Lodging Tax	15.00
11/07/02	RF	Refund Credit DAMANGE DEPOSIT	50.00

BALANCE DUE

Regardless of charge instructions, the guest acknowledges the balance due as a personal indebtedness.

John Jennings Crapo
SIGNATURE

ELEVEN (11) A New Haven Hotel
~~B. A~~ COPY

from J. J. CRAPO
NOV 12 2002

on Hundred-
Two (102)

JJC/jjc

NEW HAVEN HOTEL

229 GEORGE STREET
NEW HAVEN, CONNECTICUT 06510
1-(203)-498-3100
1-(800)-NHHOTEL
FAX 1-(203)-498-0911

Folio: V72[illegible] Room: [illegible]
Page: 1 / RA[illegible]
Arrive: 11/05/02 5:53 PM
Depart: 11/07/02 CO ~~11:47~~ 10:47 AM eb

JOHN CRAPO
POBOX 490151
Cambridge [illegible]

ACTIVITY DATE	VOUCHER	DESCRIPTION		CHARGES/CREDITS
11/05/02	CA TWO NIGHTS AND DEPO[illegible]	1 Paid-Cash	CJH	330.00CR
11/05/02	RL 623	Rooms - Transient	NAA	125.00
11/05/02	LT 623	Lodging Tax	NAA	15.00
11/06/02	RL 623	Rooms - Transient	NAA	125.00
11/06/02	LT 623	Lodging Tax	NAA	15.00
11/07/02	RF	Refund Credit DAMANGE DEPOSIT	RAF	50.00

card I gave back too that has #623 on it. Pro. le

BALANCE DUE .00

Regardless of charge instructions, the guest acknowledges the balance due as a personal indebtedness.

John Jennings Crapo
SIGNATURE

ELEVEN (11) B of one Hund. red. two (102)
From J. J. CRAPO
NOV. 12 2002
JJC/jjc

Twelve(12) OF One Hundred Two(102)

NOV 12 2002

NEW HAVEN FREE PUBLIC LIBRARY

John J. CRAPO PRO SE

ACCT #	62
4X @	.10
PHT COPY	.40
4 ITEMS	
TOTAL	.40
CASH	.40
CHANGE	.00

000002 0492

11- 5- 2 1:00PM

1:43 Pm

Au Bon Pain
South Station

Office Catering Specialists 800-765-4227

STORE #511

QUESTIONS - CONCERNS?
Visit us at our web site:
www.aubonpain.com

John J. CRAPO, Pro Se

Ticket #53

2002-11-05 6:53 AM

511 3 12 53

Cheese Danish	1.49
Ritazza	1.39
FOR HERE	2.88
Tax	.14
Amount Due	$3.02
CASH	$20.05
Change	$17.03

Au Bon Pain
One Broadway

Office Catering Specialists 800-765-4227

STORE #135

QUESTIONS - CONCERNS?
Visit us at our web site
www.aubonpain.com

John J. CRAPO, Pro Se

#17

2002-11-06 3:04 PM

135 3 11 17

*** Order was Modified ***
*** After Total ***

Salmon Salad	6.99
Poland Springs 16 oz	1.39
FOR HERE	8.38
Tax	.50
Amount Due	$8.88
CASH	$10.00
Change	$1.12

NOV 06 2002

(203) 785-0104

COLLEGE CONVENIENCE
J.J. CRAPO & Pro Se DELI

258 College St.
New Haven, CT 06510

From John J CRAPO, Pro Se

JJC/jjc

thirteen (13) OF one Hundred-
TWO (102)

NOV 12 2002

John J. CRAPO
PRO SE

1:43 PM

Au Bon Pain
South Station

Office Catering Specialists 800-765-4227

STORE #511

QUESTIONS - CONCERNS?
Visit us at our web site:
www.aubonpain.com
John J. CRAPO, Pro Se
Ticket #53
2002-11-05 6:53 AM
511 3 12 53

Cheese Danish	1.49
Ritazza	1.39
FOR HERE	2.88
Tax	.14
Amount Due	$3.02
CASH	$20.05
Change	$17.03

Au Bon Pain
One Broadway

Office Catering Specialists 800-765-4227

STORE #135

QUESTIONS - CONCERNS?
Visit us at our web site:
www.aubonpain.com
John J. CRAPO, Pro Se
Ticket #17
2002-11-06 3:04 PM
135 3 11 17

*** Order was Modified ***
*** After Total ***

Salmon Salad	6.99
Poland Springs 16 oz	1.39
FOR HERE	8.38
Tax	.50
Amount Due	$8.88
$10 CASH	$10.00
Change	$1.12

NOV 06 2002

(203) 785-0104

COLLEGE CONVENIENCE
J.J. CRAPO &
Pro Se DELI

258 College St.
New Haven, CT 06510

BY
John J. CRAPO

JJC/jjc

~~my totals~~ OF
Fourteen (14) OF OF OF
one Hundred-TWO (102)
NOV 12 2002

THANK YOU FOR CHOOSING
DUNKIN DONUTS!
AT PORTER SQUARE
John J. Crapo, Pro Se
11/07/02 000003
#0264 7:20PM SERV.0030003

SM HOT COFFEE	$1.19
	1/ $0.99
1 FANCY	$0.99
MDSE ST	$2.18
	-10.00%
SEN DISC	-0.22
MDSE ST	$1.96
TAX1	$0.11
CASH	$2.07

Dunkin Donuts
Union Station
11/07/02 000001
#0010 1:45AM SERV.0010001
John J. Crapo, Pro Se

EGG-BAC-CHZ	$2.82
MDSE ST	$2.82
TAX	$0.17
ITEMS	10
***TOTAL	$2.99
CASH	$3.00
CHANGE	$0.01

1:35 PM

THANK YOU FOR CHOOSING
DUNKIN DONUTS!
AT PORTER SQUARE
John J. Crapo, Pro Se
11/07/02 000003
#0246 6:54PM SERV.0030003
5:43PM

	1/ $0.99
1 FANCY	$0.99
LG WATER	$1.29
MDSE ST	$2.28
	-10.00%
SEN DISC	-0.23
MDSE ST	$2.05
TAX1	$0.11
***TOTAL	$2.16
CASH	$3.00
CHANGE	$0.84

CVS PHARMACY
35 WHITE ST, CAMBRIDGE, MA
PHARMACY: 876-5519 STORE: 876-4037
John J. Crapo, Pro Se
REG#07 TRAN#1155 CSHR#264563 STR#717

1 FQ 6" JNT PLI 0210	5.59T
SUBTOTAL	5.59
MA 5.0% TAX	.28
TOTAL	5.87
CASH	6.00
CHANGE	.13

5071 7231 1115 5072

GET YOUR CVS EXTRACARE CARD

THANK YOU. SHOP ANYTIME AT CVS.COM!
NOVEMBER 7, 2002 6:55 PM

RETURNS WITH RECEIPT THRU 01/06/03

BY John J. CRAPO, pro se
JJC/jjc

#Fifteen(15)of one Hundred-Two(102)

STORE #0355
60 WHALLEY AVE
NEW HAVEN, CT 065[illegible]
(203) 562-7702

John J. Crapo, Pro Se

REGISTER 4 TRANSACTION #259261
CASHIER #35139355 11/06/02 2:34PM

1 RA ALKALINE AA 8PK	5.99 T
1 OTY ANALOG ALM CLK 27C01	7.99 T
1 PCKT MAX FLSH 35CAM	14.99 T
1 PCKT MAX FLSH 35CAM	14.99 T
4 ITEMS SUBTOTAL	43.96
	2.64
	46.60
CASH PAYMENT	60.00
TENDERED	60.00
CASH CHANGE	13.40

INTERNET REFILLS AT RITEAID.COM
POWERED BY DRUGSTORE.COM
1-800-RITEAID FOR CUSTOMER SERVICE

Rite Aid

UNION NEWS of New Haven

DATE 11.07.'02 THU
1:07 PM

NEWSPAPER	$1.00
TOTAL	$1.00
CASH	$1.00
CLERK 1	NO.558276
TIME 14:04	0000

J. J. Crapo, Pro Se

Copper Kitchen Restaurant
1008 Chapel St
John J. Crapo, Pro Se

00-06-00 MC #:0000

DEPT 1	*4.50
TOTAL	*4.50
AMOUNT	*5.00
CHANGE	*0.50

New Haven
PM 5-49 0026
Nov 07 2002

Nov 12 2002 JJC/jjc

by John J. Crapo, Pro Se

#SIXTEEN (16) OF ON HUND-
RED TWO (102)

Riders AMTRAK Baggage

1
Name of Passenger
CRAPO/JOHN

From
NEW HAVEN, CT
To
BOSTON SOU STA, MA
Carrier Train Date
2V

Accom Space/Car
U
UNRESERVED
Form of Payment
CA CASH
Rail Fare $40.80 Accom Charge $.00
Fare Plans Total $40.80
YOTC
Ticket Number No. of
3044133278122 01 01
Date of Issue Reservation #
31OCT02 5121B
PASSENGER RECEIPT

Riders AMTRAK Baggage

1
Name of Passenger
CRAP /JOHN

From
BOSTON SOU STA, MA
To
NEW HAVEN, CT
Carrier Train Date
2V

Accom Space/Car
U
UNRESERVED
Form of Payment
CA CASH
Rail Fare $40.80 Accom Charge $.00
Fare Plans Total $40.80
YOTC
Ticket Number No. of
3044133278114 01 01
Date of Issue Reservation #
31OCT02 5121B
PASSENGER RECEIPT

NOV 12 2002
BY John J. CRAPO. Pro Se
JJC///JC

7002 2030 0002 2452 8306

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

NEW HAVEN CT 06510 OFFICIAL USE

Postage	$ 1.06
Certified Fee	2.30
Return Reciept Fee (Endorsement Required)	1.75
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 5.11

NEW HAVEN CT 06520 YALE STA. Postmark Here NOV - 7 2002 Clerk: V6H6DB 11/07/02 USPS

Sent To NEW HAVEN HOTEL CONFERENCE CENTER OFC OF EMPLOYEE IN CHARGE
Street, Apt. No.; or PO Box No. OF THE HOTEL 229 GEORGE ST
City, State, ZIP+4 NEW HAVEN CT 06510

PS Form 3800, June 2002 See Reverse for Instructions

7002 2030 0002 2437 4415

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

NEW HAVEN CT 06510 OFFICIAL USE

Postage	$ 1.06
Certified Fee	2.30
Return Reciept Fee (Endorsement Required)	1.75
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 5.11

NEW HAVEN CT 06520 YALE STA. Postmark Here NOV 7 2002 Clerk: V6H6DB 11/07/02 USPS

MR JOHN JENNINGS CRAPO, PRO SE
Street, Apt. No.; or PO Box No. NEW HAVEN HOTEL 229 GEORGE ST RM 623
City, State, ZIP+4 NEW HAVEN CT 06510

PS Form 3800, June 2002 See Reverse for Instructions

7002 2030 0002 2452 8313

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

BOSTON MA 02133 OFFICIAL USE

Postage	$ 1.06
Certified Fee	2.30
Return Reciept Fee (Endorsement Required)	1.75
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 5.11

NEW HAVEN CT 06520 YALE STA. Postmark Here NOV - 7 2002 Clerk: V6H6DB 11/07/02 USPS

Sent To THE COMMONWEALTH OF MASSACHUSETTS EXECUTIVE DEPT OF GOVERNOR COUNCIL CHAMBER DISTRICT COUN. SIOR HON MARILYN PETITO
Street, Apt. No.; or PO Box No. DEVANEY STATE HOUSE
City, State, ZIP+4 BOSTON MA 02133

PS Form 3800, June 2002 See Reverse for Instructions

#Seventeen (17) of one Hundred Two (102)
By John J. Crapo, Pro Se
Nov 12 2002

JJC/jjc

Eighteen (118) OF One Hundred Two (102)
NOV 12th 2002
BY John J. CRAPO
PRO SE

The Strong Man, 1995.
One of the most popular and recognizable ads in the campaign, *The Strong Man* helped introduce the 200 year-old-mint to a new American audience. Bearing the tagline "Nice Altoids," this ad was the personification of curiously strong and became an icon ad for the brand.

Curiously Strong Collectibles

ALTOIDS®, the Original Celebrated Curiously Strong Mints®, presents Curiously Strong Collectibles, a series of limited edition tins featuring the advertising for which ALTOIDS® is famous. This landmark campaign was launched in the U.S. in 1995 and is admired for the wit and humor used to portray the curious strength of the mints.

ALTOIDS® mints were first produced in England at the turn of the 19th century during the reign of King George III. Today, ALTOIDS® mints are made with the same exacting standards as the original ALTOIDS® developed more than 200 years ago.

For more information about Curiously Strong Collectibles, visit: ALTOIDS.com

MADE IN GREAT BRITAIN

JJC/jjc

#TWENTY(20)A OF one Hun-
BY John J. CRAPO, pro se
dred two (102)

Dear Neighbors These two (02) exhibits printed one (01) side reverse side Blanco I call to your attention.

Sincerely
Tenant CRAPO, Pro se
JJC/jjc Nov Tenth 2002

Page one (01) &
Two (02) and pp


29

JJC/jjc NOV 12 2002

Twenty ~~A of~~ B OF One Hun-DRED TWO (102)

Dear Neighbors Conversation these two exhibits printed on color side reverse side Blanco I call to your attention Sincerely

Tenant Crapo, Pro Se. Nov 10 2002

paperwork (02) of two (02) pages



COPY Enclose IN MY Attachments to my Stockholder Proposals

① Insurance Corp Holding Co ② Publishing Financial Relations Books holdings Corporation

NOV 12 2002
OJC/jjc

#TWenty-ONE(21) A OF one HUNDRED TWO (102)

JOHN J. CRAPO, Pro Se

MEDICAL EDUCATIONAL SERVICES, INC.
PROFESSIONAL DEVELOPMENT NETWORK
2004 Highland Avenue, Suite C
Eau Claire, Wisconsin 54701

PRESORTED
FIRST CLASS

JUN 3 '02

U.S. POSTAGE
3.22
POSTALIA METER 630070

June 07 2002 JJC

John Jennings Crapo
PO Box 400151
Cambridge MA 02140

NOV 12th 2002
JJC/jjc

TWENTY-ONE (21) B
OF ONE HUNDRED-TWO (102)

MEDS

Medical Educational Services, Inc.
Professional Development Network
2004 Highland Avenue, Suite C
Eau Claire, WI 54701
Phone: 715-836-9900 Fax: 715-836-9770

May 31, 2002

John Jennings Crapo
PO Box 400151
Cambridge MA 02140

Dear Mr. Crapo,

We would like to acknowledge the receipt of a certified package by our office on May 30, 2002.

A copy of the brochure entitled, "Learn How to Help Adult & Child Survivors of Sexual Abuse", sponsored by our company, was included in your materials. We appreciate all of the data.

Thank you for taking the time to forward this information.

Sincerely,

Suzanne Kampa

Suzanne Kampa
Customer Service Coordinator

JOHN J. CRAPO, PRO SE
NOV 12
2002
JJC | JJC

#TWENTY-TWO (22) OF ON HUNDRED-TWO (102) FROM JOHN J. CRAPO. PRO SE

The Cambridge Hospital

Affiliated with
Harvard Medical School

Continuing Education Division
Department of Psychiatry

THIS IS TO CERTIFY

Judy Reiner Platt, Ed. D. John Jennings ("Jack") CRAPO Doris Hutchinson
Director PRO SE, AA, ABE, NON LLB, NON MS, NON Administrative Assistant
PRACTISING LCSW - Attended in its Entirety
The Cambridge Hospital Continuing Education Division Course

Treating Couples - November 1-2, 2002
The Sonesta Hotel - Cambridge, MA

Harvard Medical School is accredited by the Accreditation Council for Continuing Medical Education (ACCME) to sponsor continuing medical education for **PHYSICIANS**. Harvard Medical School designates this educational activity for a maximum of 14 hours in category 1 credit toward the AMA Physician's Recognition Award

The Cambridge Hospital, Department of Psychiatry, is approved by the American Psychological Association to offer continuing education for **PSYCHOLOGISTS**. The APA Approved Sponsor maintains responsibility for the program. This course offers 14 continuing education credits.

The American Nurses Credentialing Center, Commission on Accreditation accepts continuing education from the Accreditation Council on Continuing Medical Education (ACCME) toward recertification. The Cambridge Hospital, Continuing Education Division, verifies that this course is a planned, organized learning experience designed to augment the knowledge, skills, and attitudes for the enhancement of **NURSING** practice to the end of improving health care to the public as mandated by Massachusetts Regulation 244 CMR 5.00 toward relicensing requirements. This course offers 16.8 contact hours.

This program has been approved for 14 Category I Continuing Education Hours for relicensure in accordance with 258 CMR. National Association of **SOCIAL WORKER** Authorization # D4035-9.

The Cambridge Hospital Continuing Education Division is recognized by the National Board for Certified Counselors to offer continuing education for National Certified **COUNSELORS**. It is the responsibility of the provider to abide by NBCC Continuing Education Guidelines. This program is approved for 14 contact hours, Provider # 5444, and is applicable for Commonwealth of Massachusetts **COUNSELING/ALLIED MENTAL HEALTH** and PDP accreditation.

This activity has been certified by the Massachusetts and Rhode Island Association For Marriage & Family Therapy, Inc., Certification # PC-03799 and Connecticut Certification # 1053 for 14 contact hours for professional continuing education for **FAMILY THERAPISTS**.

The course is approved by the Association of Professional **CHAPLAINS** for 1.68 CCE's.

Judy Reiner Platt

Judy Reiner Platt, Ed.D.

JJC/jjc Nov 12 2002

From John "Jockie" CRAPO, PRO SE

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

CERTIFIED MAIL

[redacted]

7000 0520 0021 9205 8782

NEW YORK NOV 2002

PB METER 7041743

$4.42 U.S. POSTAGE

NOV 08 2002
JJC

Not 11/7

CERTIFIED MAIL, RETURN RECEIPT REQUESTED

John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

02140+0002 02

JJC/jjc NOV 12 2002

#Twenty-Four (24) of A of
one HUNDRED-TWO (102)

From John "Jackie" Crapo
Pro Se



JJC/jjc NOV TWELFTH (12th) 2002

Twenty-Four IS OF One
Hundred-Two (102)

CERTIFIED MAIL

The McGraw-Hill Companies

Legal Department
1221 Avenue of the Americas
New York, NY 10020-1095

7000 1670 0008 1164 9312

NOV 08 2002

98

1-6

NEW YORK NY NOV-4 02

Mr. John Jennings Crapo
P. O. Box 400151
Cambridge, Massachusetts 02140-0002

02140+0002 02

~~# Twenty-Five (25) OK~~
Twenty-Five A of One Hundred-two (102)

BY MR John J. CRAPO, Pro Se, AA, ABE
NOV Twelfth (12th) 2002
JJC/jjc

Twenty-Five B OF one Hundred - two (102)



NOV Twelve (12th) 2003
JJC/jjc

BY Mr John J. CRAPO
pro Se

NOV 12th 2002
John J. CRAPO (27) of
Twenty-Seven (27) of
One Hundred-Two (102)

United States Postal Service
Sorry We Missed You! We Deliver for You | Today's Date 11-6-02 | Sender's Name McGraw-Hill

Item is at: Post Office (See back) | Available for Pick-up After Date: Time: | We will redeliver or you or your agent can pick up. See reverse.

X Letter
Large envelope, magazine, catalog, etc.
Parcel
Restricted Delivery
Perishable Item
Other:

For Delivery: (Enter total number of items delivered by service type)
For Notice Left: (Check applicable item)
Express Mail (We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)
X Certified
Recorded Delivery
Firm Bill
Registered
Insured
Return Receipt for Merchandise
Delivery Confirmation
Signature Confirmation

☐ If checked, you or your agent must be present at time of delivery to sign for item

Article Number(s)
7000 1670 0008 1164 9312

Notice Left Section
Customer Name and Address
John J. Crapo
X400151

Article Requiring Payment ☐ Postage Due ☐ COD ☐ Customs | Amount Due $
☐ Final Notice: Article will be returned to sender on
Delivered By and Date NOV 08 2002
PS Form 3849, November 1999 Delivery Notice/Reminder/Receipt

United States Postal Service
Sorry We Missed You! We Deliver for You | Today's Date 11/7 | Sender's Name

Item is at: Post Office (See back) | Available for Pick-up After Date: Time: | We will redeliver or you or your agent can pick up. See reverse.

X Letter
Large envelope, magazine, catalog, etc.
Parcel
Restricted Delivery
Perishable Item
Other:

For Delivery: (Enter total number of items delivered by service type)
For Notice Left: (Check applicable item)
Express Mail (We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)
X Certified
Recorded Delivery
Firm Bill
Registered
Insured
Return Receipt for Merchandise
Delivery Confirmation
Signature Confirmation

☒ If checked, you or your agent must be present at time of delivery to sign for item

Article Number(s)
7000 0520 0021 9205 8782

Notice Left Section
Customer Name and Address
John Jennings Crapo
400151

Article Requiring Payment ☐ Postage Due ☐ COD ☐ Customs | Amount Due $
☐ Final Notice: Article will be returned to sender on
Delivered By and Date NOV 08 2002
PS Form 3849, November 1999 Delivery Notice/Reminder/Receipt

JJC/jjc

Nov 12th 2002
John J. Crapo
Twenty-Seven (27) B of
One Hundred-Two (102)

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here):*

1. a. *Check all that apply in section 3;*
b. *Sign in section 2 below;*
c. *Leave this notice where the carrier can see it.*

2. Sign Here *to Authorize Redelivery or to Authorize an Agent to Sign for You:*

3. ☐ Redeliver *(Enter day of week):*

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

☐ Leave item at my address

(Specify where to leave. Example: "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused ☐ Forward ☐ Return

Porter Square Post Office
1953 Mass. Ave.
Cambridge, MA 02140-9998
M-F 7:30AM-5:30PM S 7:30AM-2:00PM
1-800-275-8777

Delivery Section

Signature X	John J Crapo, Pro Se
Printed Name	JOHN JENNINGS CRAPO
Delivery Address	at FINANCIAL DESK USPO ~~02140-0002~~ 02140-9998

USPS [redacted]

PS Form **3849**, November 1999 *(Reverse)* 5240 0036 0718 7120

Nov Eighth (08th) 2002

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here):*

1. a. *Check all that apply in section 3;*
b. *Sign in section 2 below.*
c. *Leave this notice where the carrier can see it.*

2. Sign Here *to Authorize Redelivery or to Authorize an Agent to Sign for You:*

3. ☐ Redeliver *(Enter day of week):*

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

☐ Leave item at my address

(Specify where to leave. Example: "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused ☐ Forward ☐ Return

Porter Square Post Office
1953 Mass. Ave.
Cambridge, MA 02140-9998
M-F 7:30AM-5:30PM S 7:30AM-2:00PM
1-800-275-8777

Delivery Section

Signature X	John Jennings Crapo, Pro Se
Printed Name	JOHN JENNINGS CRAPO
Delivery Address	at FIN DESK USPO 02140- ~~X 40015~~ 9998

USPS [redacted]

PS Form **3849**, November 1999 *(Reverse)* 5240 0036 0718 6925

JJC/jjc

Reverse one with Sender's Name Blank

Twenty-Eight (28) of One Hundred.
NOV 12 2002   TWO (102)

The Secretary of State of the United States of America hereby requests all whom it may concern to permit the citizen/national of the United States named herein to pass without delay or hindrance and in case of need to give all lawful aid and protection.

Le Secrétaire d'Etat des Etats-Unis d'Amérique prie par les présentes toutes autorités compétentes de laisser passer le citoyen ou ressortissant des Etats-Unis titulaire du présent passeport, sans délai ni difficulté et, en cas de besoin, de lui accorder toute aide et protection légitimes.

El Secretario de Estado de los Estados Unidos de América por el presente solicita a las autoridades competentes permitir el paso del ciudadano o nacional de los Estados Unidos aquí nombrado, sin demora ni dificultades, y en caso de necesidad, prestarle toda la ayuda y protección lícitas.

SIGNATURE OF BEARER/SIGNATURE DU TITULAIRE/FIRMA DEL TITULAR

NOT VALID UNTIL SIGNED

PASSPORT
PASSEPORT
PASAPORTE

UNITED STATES OF AMERICA



Type / Type / Tipo: P
Code / Code / Código: USA
Passport No. / No. du Passeport / No. de Pasaporte: 103971277

Surname / Nom / Apellidos: GENCHEV

Given names / Prénoms / Nombres: CHRISTO ALEKSANDROV

Nationality / Nationalité / Nacionalidad: UNITED STATES OF AMERICA

Date of birth / Date de naissance / Fecha de nacimiento: 28 Jul 2002

Sex / Sexe / Sexo: M
Place of birth / Lieu de naissance / Lugar de nacimiento: MASSACHUSETTS, U.S.A.

Date of issue / Date de délivrance / Fecha de expedición: 09 Oct 2002
Authority / Autorité / Autoridad: Boston Passport Agency

Date of expiration / Date d'expiration / Fecha de caducidad: 08 Oct 2007

Amendments / Modifications / Enmiendas: See Page 24

P<USAGENCHEV<<CHRISTO<ALEKSANDROV<<<<<<<<<<<<

1039712777USA0207289M0710080<<<<<<<<<<<<<<<00

BY John J. CRAPO. Pro Se

JJC/jjC

COPY ONE (01)

TWANG-KIMI (28) or
NOV 12 2002 one Hundred
two (102)

The Secretary of State of the United States of America hereby requests all whom it may concern to permit the citizen/national of the United States named herein to pass without delay or hindrance and in case of need to give all lawful aid and protection.

Le Secrétaire d'Etat des Etats-Unis d'Amérique prie par les présentes toutes autorités compétentes de laisser passer le citoyen ou ressortissant des Etats-Unis titulaire du présent passeport, sans délai ni difficulté et, en cas de besoin, de lui accorder toute aide et protection légitimes.

El Secretario de Estado de los Estados Unidos de América por el presente solicita a las autoridades competentes permitir el paso del ciudadano o nacional de los Estados Unidos aquí nombrado, sin demora ni dificultades, y en caso de necesidad, prestarle toda la ayuda y protección lícitas.

SIGNATURE OF BEARER/SIGNATURE DU TITULAIRE/FIRMA DEL TITULAR

NOT VALID UNTIL SIGNED

PASSPORT
PASSEPORT
PASAPORTE

UNITED STATES OF AMERICA

USA



Type / Type / Tipo: P
Code / Code / Código: USA
Passport No. / No. du Passeport / No. de Pasaporte: 103971277

Surname / Nom / Apellidos
GENCHEV

Given names / Prénoms / Nombres
CHRISTO ALEKSANDROV

Nationality / Nationalité / Nacionalidad
UNITED STATES OF AMERICA

Date of birth / Date de naissance / Fecha de nacimiento
28 Jul 2002

Sex / Sexe / Sexo: M
Place of birth / Lieu de naissance / Lugar de nacimiento: MASSACHUSETTS, U.S.A.

Date of issue / Date de délivrance / Fecha de expedición: 09 Oct 2002
Authority / Autorité / Autoridad: Boston Passport Agency

Date of expiration / Date d'expiration / Fecha de caducidad: 08 Oct 2007

Amendments / Modifications / Enmiendas: See Page 24

P<USAGENCHEV<<CHRISTO<ALEKSANDROV<<<<<<<<<<<<
1039712777USA0207289M0710080<<<<<<<<<<<<<<00

Sharp SF-8300
NOV 08 ~~EIGHT~~
EIGHTH (08th)
Year 2002

JJClijc
copy two (02)

BOSTON HERALD MONDAY, NOVEMBER 4, 2002


WANNA SEE MY TATTOO?
TAXES

TWENTY-NINE (29) OF one Hun-dred-two (102)
NOV Twelth (12th) 2002
FROM John J. CRAPO, Pro Se

JJC/jjc

Exhibit Thirty (30) of One Hundred-Two (102)
Nov 12 2002
By John J. Crapo, Pro Se
JJC/jjc

FOUNDING BROTHERS
Winner of the Pulitzer Prize
Mr Ellis, a William and Mary College, and Yale University trained historian. The New York Times says is "Lively and illuminating ... a shrewd, insightful book"
"The debate began when Congressman Scott..." speaking upon the behalf of Pennsylvania Quakers ... petition to Congress at ~~the~~ Philadelphia said if he were a U.S. judge he would go as far as he could to as a judge to terminate the slave trade...

#thirty-one (31) OF one Hundred-Two (102)

Villa del Sol
236 Crown St
New Haven Ct

Guest Check

DATE	SERVER	TABLE	GUESTS	CHECK NUMBER
	Jan	2		513873

1			
2	1	Pollo Pibil	1495
3			
4			
5			
6			
7			
8			
9			
10			
11			

#15 90

THANK YOU

FOOD	
BEVERAGE (OTHER SIDE)	
SUB-TOTAL	1495
TAX	95
TOTAL	1590

Guest Receipt

DATE $ AMOUNT OF CHECK 513873

submitted BY
John J. CRAPO. Pro Se
NOV 12 2002

JJC/jjc

Thirty Two (32) A of one Hundred-Two (102)
By JOHN J. CRAPO, Pro Se


Find the Golden Tortilla and WIN INSTANTLY!
MISSION
FLOUR TORTILLAS
BURRITO SIZE
FLOUR TORTILLAS BURRITO SIZE
MISSION
Find the Golden Tortilla and WIN INSTANTLY!

JJC/JJC

thirty-Two (32) B OF one Hund-red two

By John J. CRAPO, Pro Se

JJC/jjc NOV 12 2002



DISCOVER
MEXICO
Los Tesoros de México
MISSION
MISSION
FLOUR TORTILLAS
Find the Golden Tortilla and
PROOF OF PURCHASE
ASSORTED 2002 BURRITO FLOUR TORTILLAS

NO SE REQUIERE COMPRA. COMO OBTENER UN BOLETO PARTICIPANTE: 1) Busque el boleto [illegible] dentro de paquetes [illegible] de Tortillas Mission® [illegible] un boleto participante gratis (mientras duren los suministros), o para obtener una copia de las Reglas Oficiales envíe un sobre auto-dirigido y con franqueo pagado con su nombre, dirección [illegible] México™ (TOM) Game/Rules, Dept. A, 8220 Ambassador Row, Dallas TX 75247. Límite: un boleto participante por sobre con el franqueo adecuado. [illegible] separado, con matasellos, fechados a más tardar el 12/06/02 y recibidos a más tardar el 12/13/02. Si el boleto participante dice "You Win" [illegible] premio indicado (sujeto a verificación). La promoción termina 12/06/02.

NO PURCHASE NECESSARY. 1. HOW TO OBTAIN A GAME PIECE: A) Look for an instant win game piece inside specially marked packages of Mission® Tortillas beginning 10/15/02 [illegible] to obtain a free game piece (while supplies last), or to obtain a copy of these Official Rules send a self-addressed, stamped envelope with your name, complete address (no P.O. Boxes accepted), and daytime phone number with area code to: Mission Treasures of México™ (TOM) Game/Rules, Dept. A, 8220 Ambassador Row, Dallas, TX 75247. Limit one game piece per envelope with sufficient postage. VT residents may omit return postage. All requests must be mailed separately, postmarked on or before 12/06/02 and received on or before 12/13/02. If game piece reads "You Win" [illegible] listed (subject to verification). Game ends 12/06/02. 2. PRIZES/ODDS: GRAND PRIZE (10 PRIZES): Each Grand Prize Winner will receive a five-day, four-night trip for four (4) persons to a resort in Mexico, chosen by prize supplier. [illegible] airport/hotel transfers; hotel accommodations for four (4) persons [illegible] for four (4) nights, at a hotel chosen by the prize supplier. Travel must be completed by 1/31/04. Taxes and all other expenses not expressly stated herein are the sole responsibility of the Grand Prize Winners and their guests. Travel and lodging reservations must be made at least 60 days prior to planned arrival. Travel and lodging are subject to availability and the prize supplier's approval. (ARV of each – $3,000, but may vary depending on point of departure, destination and airfare fluctuations; odds of winning: 1:780,000). SECOND PRIZE (100 PRIZES): Each 2nd Prize Winner will receive a [illegible] (ARV of each – $45; odds of winning 1:3,444). THIRD PRIZE (27,000 PRIZES): Each 3rd Prize Winner will receive a coupon good toward a free package of Mission Tortillas (ARV: Up to $2.39; odds of winning 1:281). Prizes are not redeemable for cash and are not transferable. Sponsor reserves the right to substitute a similar prize of equal or greater value at the Sponsor's sole discretion. Sponsor makes no warranty with respect to any prize. Sponsor and prize suppliers not responsible for prize use or misuse. 3. HOW TO CLAIM PRIZE: Sign your legal signature in ink on the face of your winning game piece and mail original game piece with a 3"X 5" card including your name, address, daytime phone number with area code, and date of birth in an envelope to: Mission TOM Game/Claim Prize, Dept. B, 8220 Ambassador Row, Dallas TX 75247. Refusal or failure to submit original game piece shall be grounds for disqualification. For 1st and 2nd Prize Winners, original winning game piece must be mailed via CERTIFIED RETURN/RECEIPT MAIL (keep a photocopy). All prize claim requests must be received on or before 1/31/03. Prize Winners will be verified and notified by mail after game ends. Prizes will be delivered within 8-10 weeks of notification. 4. ELIGIBILITY: Game open to individuals, 18 years of age or older, who are legal U.S. residents. Employees and household family members of Gruma Corp. ("Sponsor"), and their advertising, promotion, public relations, prize suppliers and fulfillment agencies, affiliates and vendors involved in this promotion are not eligible. Void where prohibited, taxed or otherwise restricted by law. 5. WINNERS' LIST: For the winners' list, send a self-addressed, stamped envelope to: Mission TOM Game/Winners' List, P.O. Box 720930, Dallas, TX 75372. Requests must be received no later than 2/28/03. 6. LIMITATIONS: Sponsor not responsible for printing errors or inaccurate, forged, lost, late, incomplete, postage-due, illegible, misdirected or misdirected game piece requests. Liability for game pieces containing printing or other errors are limited to replacement with another game piece, while supplies last. Sponsor not responsible to award more than stated number of prizes. Game pieces are null and void and will be rejected if not obtained in accordance with the Official Rules and through legitimate channels; if any part is determined by judging organization to be illegible, altered, forged, reproduced, counterfeited, mutilated or tampered with in any way; and/or if any game piece contains printing, production, typographical, mechanical or other errors. Any attempt to fraud or defraud game pieces in any way will be prosecuted to fullest extent of law. In event of a printing error, or the like, that results in more winning game pieces than available prizes as set forth in Official Rules, a random drawing will be held among those holding such winning game pieces to award correct number of prizes. 7. WINNERS: Each winner is required to prove eligibility. The failure of a potential winner and, if the potential winner is a minor, his or her parent or legal guardian, to execute and return an Affidavit of Eligibility, Release of Liability, or a Publicity Release (except where prohibited by law) within fifteen (15) days from the date of notification, the return of a notification or prize as undeliverable, or any other non-compliance with these Official Rules may result in disqualification at Sponsor's sole discretion. You are not a winner until your submissions are validated. 8. RESERVATIONS: Each entrant, by playing this Game agrees: (1) to be bound by the Official Rules, which are final, binding and conclusive on all matters, and to comply with all applicable federal, state and local laws and regulations; (2) to release Gruma Corporation, Fogarty Klein Monroe, Inc., and each of their parent companies, affiliates, subsidiaries, officers, directors, agents, employees and all others associated with the development and execution of this Game from any and all liability with respect to, or in any way arising from, Game and/or acceptance or use of prizes, including liability for personal injury, death, damages or loss; (3) that all entries become Sponsor's property and will not be returned; (4) to accept delivery of any prize based upon availability; (5) that the acceptance of a prize constitutes the grant of an unconditional right to use winner's name, voice, likeness, photograph, address (city and state), biographical information, prize information and/or statements about the [illegible] for trade publicity advertising and promotion purposes without additional compensation, except where prohibited by law. 9. SPONSOR: Gruma Corporation dba Mission Foods, Irving, TX 75038.

Mission® is a Registered Trademark of Gruma Corporation, Irving, TX.

Resealable Bag

MISSION

Click for recipe [illegible]
[illegible] our website
www.missionfoods.com

Exhibit B

JOHN JENNINGS CRAPO. PRO SE. AA. ABE. NON LLB. NON MS IN S.S. NON PRACTISING LCSW
PO BOX 400151 CAMBRIDGE
MA 02140-0002

VIA CERTIFIED MAIL MAIL PIECE # 7002 2030 0002 2397 5996 RETURN RCPT REQUESTED
21 October 2002

P. one of 16 (sixteen) pp. printed on 1 side reverse side blanco

AMERICAN INTERNATIONAL GROUP INC OFC OF THE CORPORATION SECY ATTN PLEASE CORPORATION SECRETARY OR MS SHANNON'S SUCCESSOR AS SECRETARY AS ACTNG SECRETARY
70 PINE STRT NEW YORK CITY, NY 10270

DEAR MS/MR SECRETARY

I WRITE YOU FOR THE PURPOSE OF SUBMITTING TO THE CORPORATION MY STOCKHOLDER PROPOSAL - FOR THE FORTHCOMING STOCKHOLDER MEETING IN YEAR 2003 OF ASSEMBLED SHAREHOLDERS AND PROXIES MEETING IN ANNUAL MEETING OF AMERICAN INTERNATIONAL GROUP INC SHAREHOLDERS. I ASK the shareholder PROPOSAL AND ACCOMPANYING SUPPORTING STATEMENT BE PUBLISHED MORE

IN THE PROXY STATEMENT OF SAID STOCKHLDR MEETING

I'M the owner of Two Hundred Ninety-Four (294) Shares of AMERICAN INTERNATIONAL GROUP INC Common Stock. MY MARKET VALUE OF SAID Stock COMPLIES With the Hon US SECURITIES AND EXCHANGE COMMISSION ("SEC") THRESHOLD STANDARD FOR INTRODUCTION OF SHAREHOLDR PROPOSALS. THIS PROPOSAL I'VE INTRODUCED AND PRESENTED AT CHOCK FULL O'NUTS CORPORATION, SARA LEE CORPORATION, NEW ENGLAND ELECTRIC SYSTEM, AND Other NATIONAL CORPORATIONS. THE SEC UPHELD THE LEGALITY OF THIS PROPOSAL FROM THE PROXY STATEMENT OF THE J.P. MORGAN AND COMPANY PROXY COMPANY IN IT'S NO-ACTION LETTER

I'M VERY FRUSTRATED AND ANGRY AS I WRITE I CAN'T FIND A PEN that WRITES LEGIBLY. I JUST STARTED TO DAY With a New PEN AND IT IS ALREADY DRY

MORE

J.J. CRAPO. to AIG
21 OCT 2002
P. three (03) of Sixteen (16)

THE OUTGOING CHIEF EXECUTIVE OF A MAJOR NATIONAL CORPORATION HEADQUARTERED HERE IS A BOARD MEMBER OF A CORPORATION THAT MANUFACTURES WRITING INSTRUMENTS

I PLAN TO CONTINUE MY OWNERSHIP OF THE AMERICAN INTERNATIONAL GROUP INC STOCK THE AIR IN MY 1½ ROOMS IS VERY DRY AND I CAN'T FLUSH MY TOILET. MY SHOWER FAILS TO WORK AND DEFROSTING MY LAND PERSON'S REFRIGERATOR IS LIKE TRYING TO ERASE BIRD DROPPINGS FROM A MONE

J. J. CRAPO to AIG
21 Oct 2002
P FOUR (04) of Sixteen (16)

FIRE ESCAPE OR THE FENCE AROUND A CEMETERY I Very BRIEFLY SUMMARIZE! I CAN'T FIND MY RECORD OF ~~YOUR~~ SECRETARY'S NAME. I REGRET HAVING TO EXPOUND TROUBLES HERE IN MASSACHUSETTS

MY SHAREHOLDER PROPOSAL (WHICH I COPY FROM MY SARA LEE CORPORATION PROXY STATEMENT OF IT'S 2001 STOCKHOLDER MEETING) I MIGHT ADD MISS/MR SUSANNA MOORE WHO REPRESENTED VARIOUS INVESTORS AT SAID CORP. STOCKHLDR MEETING AT MARYLAND ~~INFORMED~~ SHOOK MORE MY hand MORE

J.J. CRAPO to AIG
21 Oct 2002
P. FIVE (05) OF SIXTEEN (16)

AT THE MEETING AND I INFORMED HER I DON'T KNOW WHAT A HAND SHAKE DEAL IS. THE CORPORATE ASSISTANT SECRETARY TOLD THE REV'D SISTER AND I MUCH OF SARA LEE'S BUSINESS IS BY HANDSHAKE DEALS MS MOORE'S PROPOSAL CONTAINED "GENETICALLY ENGINEERED FOODS"

I WAS UNABLE TO FIND A ROOM AT THE HOTEL WHERE SHAHLOR MEETING WAS HELD AND A PERSON DRIVING LIMOUSINES TOLD ME TO EXERCISE CAUTION NEAR THE PENNSYLVANIA BALTIMORE RAILROAD DEPOT

more

J.J. CRAPO TO AIG
21 Oct 2002
P. Six (06) of SixTeen (16).
NEAR THERE I NOTICED A
MOTEL ACCROSS A high
SPEED HIGHWAY; the
PEDESTRIAN WALK GADGET
WAS BROKEN. AND the Light-
ED SIGN ABOVE A MOTEL
WAS PARTLY DEFECTIVE
I HAD NO CHOICE BUT to
TRY to SLEEP ON A FENCE
UNDERNEATH OLD GLORY
WHEN I WENT INTO
THE STATION TO clean UP
I HAD TROUBLES WITH the
POLICE WHO OBJECTED.
I EXPLAINED I Couldn't
SET AN EXAMPLE
THAT IT WAS OKAY to
BE DIRTY. BRIEFLY I EX-
PLAINED that to THE

more

J.J. CRAPO to AIG
21 Oct 2002
P. Seven (07) of Sixteen (16) pp

DOUBLE TREE INN
VIA CERTIFIED MAIL
#7001 1940 0001 5089
8896 Return Receipt
REQUESTED Dated Oct
08 2001. I WAS too
very Apprehensive (BRIEF-
LY I SUMMARIZE) BE-
CAUSE BALTIMORE WAS
THE LOCUS OF THE FAMOUS
CIVIL WAR CASE WHERE-
BY THE HON US SUPRE
ME COURT CHIEF Justice
A MARYLAND NATIVE
FAILED TO HAVE HIS
WRIT OF HABEAS CORPUS
CARRIED OUT . . . A
MATTER more

J.J. CRAPO to AIG
21 Oct 2002
P. EIGHT (08) OF Sixteen (16) PP

OF SERIOUS Shewing to ALL Citizens, this U.S.A. THE STATE MARYLAND WAS A SLAVE STATE AND IT IS KNOWN FOR DISGUISING SLAVERY prohibited by the US Constitution's 13th AMENDMENT BY CLAIMING SLAVES WERE WARDS OF their Former owners, IN those OWNERS Formerly-Capacity AS GUARDIANS, CONSERVATORS, TRUSTEES, ETC

MR VERNON JORDAN JR. ESQ. ALTHOUGH WINNING RE-ELECTION AS SARA LEE CORP DIRECTOR WON

BY More

J.J. CRAPO to AIG
21 Oct 2002
P-Nine/09) OF Sixteen (16) exhibits

A SMALLER Vote than of CAUCASIAN DIRECTORS, AN INDICATION to PROPONENT DISCRIMINATORY thinking IS still ALIVE . . IN Management MY Shareholder

PROPOSAL

AMERICAN INTERNATIONAL GROUP. INC ("AIG") RECCOMMEND THE DIRECTORS ("BOARD") OF AIG PUBLISH IN THE PROXY STATEMENT OF EACH StockHOLDER ANNUAL MEETIN AN APPENDIX CONTAINING AN ITEM CONCERNING THE CHARITABLE DONATIONS PROGRAM OF AIG FOR THE IMMEDIATE PAST MORE

J.J. CRAPO to AIG
21 Oct 2002
P. ten (10) of Sixteen (16) exhibits

CALENDAR YEAR WITH the FOLLOWING INFORMATION.

(i) AN EXPLANATION OF AT LEAST FIVE HUNDRED WORDS EXPLAINING AIG'S GOVERNANCE OF IT'S ~~CHARITABLE~~ DONATIONS ~~PROGRAM FOR THE IMMEDIATE PAST CALENDAR YEAR WITH the FOLLOWING INFORMATION.~~ TO THE UNITED STATES INTERNAL REVENUE SERVICE ("IRS") APPROVED PRIVATE FOUNDATIONS TO INCLUDE STANDARDS OF DENIAL OF SUCH HELP TO THE FOUNDATIONS AND TO OTHER PERSONS

ii AN ENEUMERATION OF IRS QUALIFY-

more

J.J. CRAPO to AIG
21 Oct 2002
P. ELEVEN (11) OF Sixteen (16) exhibits
CHARITIES AND IRS APPROVED FOUNDATIONS WHICH OUR HON BOARD PLANS to HELP IN THE ENSUING CALENDAR YEAR INCLUDED WITH EACH CHARITY AND FOUNDATION AN elucidation OF AT LEAST TWENTY-FIVE WORDS how it complied with the STANDARDS AND PROCEDURES ENUNCIATED IN (i)

IF the ~~DIRF~~ BOARD PREFERS IT MAY USE 'FISCAL YEAR' INSTEAD OF 'CALENDAR YEAR'

SUPPORTING STATEMENT

more

J.J. CRAPO to AIG
21 Oct 2002
P. twelve (12) of Sixteen (16) exhibits

AS I WORK ON THIS share-holder proposal I've more TROUBLES THAN OUR TAXPAYERS HAVE FROM OUR NATIONAL DEBT! BRIEFLY I looked for copy of this WHICH PREVIOUSLY WAS OKAY. A BULKY sharp edged Bot just barely missed FALLING ON MY Foot!

OUR stockHOLDERS will BE VERY PROUD OF OUR DIRECTORS IF WE APPROVE MY stockHOLDER PROPOSAL

I'VE ENCLOSED HEREIN MANY EXHIBITS WHICH I AM SENDING TO THE HON. FIRST Justice OF THE HON. STAT DISTRICT

MORE

J.J. CRAPO to AIG
Oct 21 2002
~~P. Six (16)~~
P. 13 (thirteen) of Sixteen (16) exhibits
MA TRIAL TRIAL COURT, CAMBRIDGE DIVISION, COMMONWEALTH OF MASSACHUSETTS DIVISION OF PROFESSIONAL LICENSURE OFFICE OF INVESTIGATIONS. HARVARD UNIVERSITY'S LAW SCHOOL LIBRARY IN DEAN CHRISTOPHER COLUMBUS LANGDELL HALL. HON MASSACHUSETTS STATE BOARD OF RETIREMENT STAT TREASURER HON MS SHANNON O'BRIEN, ~~ESQ~~ OR MS O'BRIEN'S SUCCESSOR AS SAID BD PRESIDING OFFICER. THE FIRST CIRCUIT U.S. CIRCUIT COURT OF APPEALS WHOSE

Former MORE

J. J. CRAPO to AIG
Oct 21 2002
P.14 (Fourteen) of Sixteen (16) Exhibit

CHF JUDGE IN the Capacity OF ASSISTANT Attorney GENERAL OF MA to Honorables Stat Attorney General MR BROOKE AND (Late) MR RICHARD-SON WAS INFORMED RE-PEATEDLY OF StockHOLDR PROPONENTS TROUBLES - ALSO MR CAMPBELL WAS INFORMED OF them when A John F. Kennedy Fellow at the UNIVERSity WHICH MADE Kennedy FAMOUS, to FIRST CAMBRIDGE REALTY CORPORATION. THE SEC. MR HOWARD PERKINS JR, ESG WHO TOOK OFFENSE WHEN PROPONENT INQUIRED

MORE

J.J. CRAPO to AIG
Oct 21 2002
P. 15 (FIFTHTEEN) OF SIXTEEN (16) TOTAL -
IF HE WAS A RELATIVE bi S
OF MIS PERKINS - ALDRICH
LATE WIFE OF the LATE
US CIRCUIT CHIEF JUDGE
HON JUSTICE BAILY -
ALDRICH - ALL VIA
CERTIFIED MAIL RETURN
RCPT REQUESTED
~~PAGES~~ PAGES PRINTED
ONE (01) SIDE reverse SIDE
BLANK totALLYING

CAN ANYONE GO ANY
HIGHER THAN REPORTING
SOMETHING to A STATE
ATTORNEY GENERAL
WHO SERVED AS US AM-
BASSADOR ORDINARY to
THE COURT OF SAINT JAMES!

more

J.J. CRAPO to AIG
Oct 21st 2002 exhibit ↑
P. Sixteen (16) of Sixteen (16)

X xxx xxx xxx xxx

IN event there are QUESTIONS OR COMMENTS TO PROPONENTS, PLEASE DIRECT them to HIM VIA US POSTAL SVCE AT HIS POST OFFICE BOX At the US Post OFFICE PORTER SQ, CAMBRIDGE, MA

Sincerely

John Jennings Crapo

John J. Crapo,
pro se

Encl: one Hundred Ninety-Seven (197) exhibits

JJC/jjc

JOHN J. CRAPO. PRO Se. NON LWYR
October Twenty-First, Calendar
Year Two Thousand - Two (2002)

COPIES OF Filings WITH ExHiBits
VIA CERTIFIED MAIL RETURN RECEIPTS
REQUESTED ("CMRRR")

TO:

7002 2030 0002 3397 5927
MR HOWARD R. PERKINS JR ESQUIRE
LWYR FOR First CAMBRIDGE REALTY
CORP. it's PARENT Corporations,
SUBSIDIARIES, AFFILIATES, OFFICERS
StockHOLDERS, EMPLOYEES, TRUSTEES,
AND Other FIDUCIARIES, Corporators
AND INCORPORATIONS, AND SAME
INDIVIDUALLY

7002 1000 0005 6652 7601, HON
UNITED STATED SECURITIES AND
EXCHANGE COMMISSION

7002 2030 0002 2347 6016
HON DISTRICT COURT, COMMONWEALTH
OF MASSACHUSETTS, TRIAL COURT, THE
HON CLRK-MAGISTRATE CAMBRIDGE
DIVISION MR ROBERT L. MOSCOW
OR SUCCESSOR AS ACTNG CLERK-
MAGISTRATE SAID DIVISION

7002 1000 0005 6652 2507
HARVARD UNIVERSITY LAW SCHOOL
LIBRARY CIRCULATION DEPT LIBRAR-
IAN OR SUCCESSOR AS ACTNG
CIRCULATION DEPT LIBRARIAN

MORE

PAGE ONE(01) OF THREE(03) PAGES PRINTED ONE(01) SIDE

A SIDE - REVERSE SIDE BLANK(O)

JOHN J. CRAPO, pro se, Non LWYR
Oct 21st 2002
P. TWO (02) OF THREE (03) PAGES
7002 1000 0005 6652 4204
FIRST CAMBRIDGE REALTY CORPORATION
IT'S PARENT ORGANIZATIONS, IT'S OTHER
SUBSIDIARIES, AFFILIATES, STOCKHOLDERS,
TRUSTEES, OTHER OFFICERS, FIDUCIARIES
EMPLOYEES, DIRECTORS, INCORPORATORS,
CORPORATORS, ORGANIZATIONALLY,
INDIVIDUALLY, ETC. ACCOUNTANT
MS/MR LEE ANN LAMB, OR SUCCESSOR
AS ACTING PUBLIC OR CERTIFIED
PUBLIC ACCOUNTANT
7002 1000 0005 6652 4211 HONOURA-
BLE US CIRCUIT COURT OF APPEALS
FIRST CIRCUIT OFC OF THE CIRCUIT
COURT CLERK, ATTN PLEASE THE
HON CIRCUIT COURT CLRK OR ACTING
CIRCUIT COURT CLRK
7002 1000 0005 6652 2217 THE
COMMONWEALTH OF MASSACHUSETTS
THE HON STAT BD OF RETIREMENT
BOARD CHAIRPERSON STATE TREASURER
HON MS SHANNON P. O'BRIEN, JUR. D.,
ESQUIRE OR MS O'BRIEN'S SUCCESSOR
AS CHAIRPERSON OR ACTING BOARD
CHAIRPERSON
7002 1000 0005 6652 2606
HARVARD UNIVERSITY MEDICAL SCHOOL
DEPARTMENT OF CONTINUING EDUCATION
7002 1000 0005 6652 2415

MORE

JOHN J. CRAPO, pro se, Non Practising
LCNSD CERT SCL WRKR
OCT 21st 2002
~~#7002 100~~
PAGE three(03) OF three(03) pages
#7002 1000 0005 6652 2915
THE RT HONORABLE COMMONWEALTH
OF MASSACHUSETTS DIVISION OF
PROFESSIONAL LICENSURE OFFICE
OF INVESTIGATIONS
#7002 2030 0002 2397 5996
AMERICAN INTERNATIONAL GROUP.
INC OFFICE OF THE CORPORAT-
ION SECRETARY ATTENTION
PLEASE CORP SECRETARY OR IN
THE SAID CORP SECY'S ABSENCE THE
ACTING CORPORATION SECRETARY

JJC/jjc

#30#

JOHN J. CRAPO, Pro Se, AA.—
—ABE

MY TABLE OF CONTENTS

MY EXHIBITS - MY COPIES
For October Seventeenth (17th)
Calendar Year 2002 (two—(02)
Thousand two) COPY
PAGE ONE (01) OF TEN (10)
PAGES PRINTED ONE (01) SIDE REVERSE SIDE BLANCO

NUMBER	TITLE EXHIBIT
ONE (01)	MAR 31, 1971 COMMONWEALTH OF MASSACHUSETTS HON STATE BOARD OF RETIREMENT LETTER to MISS G. EVA L. STROMWALL ONE (01) PAGE
TWO (02)	AUGUST 13, 1971 COMMONWEALTH OF MASSACHUSETTS HON STATE BOARD OF RETIREMENT to MISS G. EVA L. STROMWALL ONE (01) PAGE
THREE (03)	AUGUST FIFTH (05th) Year 1971 COMMONWEALTH OF MASSACHUSETTS THE

more

JOHN J. CRAPO, pro se

my table of contents. my EXHIBITS.

P.two(02) OF TEN (10) PAGES

HOW STATE BOARD OF RETIREMENT COPY DECISION PROMULGATED WILLIAM F. McLAUGHLIN. SUPERINTENDENT VS. G. EVA L. STROMWELL

three(03) pages

FOUR(04) NAMES AND APPARENT PHONE NUMBERS - ONE(01) PAGE

FIVE(05) MR JOHN ADAMS. ESQUIRE FOUR(04) PAGES. "A", "B", "C" "D"

SIX(06) HARVARD UNIVERSITY MEDICAL SCHOOL "A" AND "B" NOV 01-02, 2002

SEVEN (07) RT HON MR JOHN ADAMS. ESQUIRE. FIRST USA VICE PRESIDENT one(01) page.

MORE

JOHN J. CRAPO. Pro Se
MY TABLE OF CONTENTS
MY EXHIBITS
PAGE THREE (03) OF TEN (10) Pages

COPY

MORE

JOHN J. CRAPO. pro se
MY TABLE OF CONTENTS
MY EXHIBITS
PAGE FOUR (04) OF TEN (10) PAGES



THIRTEEN (13) USA DEPARTMENT OF VETERANS AFFAIRS, Letter dated OCT 03RD 2002
A.B.C.D.E (FIVE (05) PAGES

FOURTEEN (14) CIVIL ACTION HON SUPERIOR COURT OF THE STATE OF NEW JERSEY MS. CAROLINE C. THOMPSON PLAINTIFF
A.B.C.D
FOUR (04) PAGES

FIFTHTEEN (15) CIVIL ACTION HON SUPERIOR COURT OF THE STATE OF NEW JERSEY - ANSWERING AFFIDAVIT
FIVE (05) PAGES, A.B.C.D.E

SIXTEEN-TH (16) CIV ACT HON SUPR CT OF THE STAT OF N J "ORDER OF CONTINUANCE MS CAROLINE C. THOMPSON, PLAINTIFF
ONE (01) PAGE

SEVENTEEN (17) HARVARD UNIVERSITY MEDICAL SCHOOL. CONTINUING EDUCATION

MORE

JOHN J. CRAPO, Pro Se
my table of contents
MY EXHIBITS
PAGE FIVE(05) OF TEN(10) pages

~~EIGHTEEN (18)~~ A, B, C, D, E, F, G, H, I, J. TEN(10) pages

EIGHTEEN (18)	MAC-GRAY CORPORATION Sept 24, 2002 TWO(02) PAGES A, B
NINETEEN (19)	MEMORANDUM Oct Year 2002 ONE(01) PAGE
TWENTY (20)	WINTER, WYMAN A, B, C - three(03) pages
TWENTY-ONE	WATERTOWN TAB & PRESS OCT 02ND 2002 TOWN OF ANDOVER LISTING - ONE(01) PAGE
TWENTY-TWO (22)	Return to SENDER MR HOWARD R. PERKINS, JR ~~ESQ~~ Attorney at LAW FOUR Pages - A, B, C, D
TWENTY-THREE (23)	MY DAMAGED ARTICLE OF CLOTHING, A, B - TWO (2) PAGES

MORE

JOHN J. CRAPO, PRO SE
MY TABLE OF CONTENTS
MY EXHIBITS
PAGE SIX(06) OF TEN(10) PAGES

MORE

JOHN J. CRAPO. pro se
MY TABLE OF CONTENTS
MY EXHIBITS
PAGE SEVEN (07) OF Ten (10) pages

THIRTY-~~ONE (31)~~ I WAS looking FOR
________ A SAXAPHONE.
________ THREE (03) PAGES
________ A, B, C ________
________ NOV 13, TODAY,
________ DEC 13Th 2001(?)

THIRTY-TWO (32) SOMEONE(?) FAILED
TO LOCK MY DOOR
________ A, B, C, D ________

THIRTY-THREE (33) ____ RETURNED to SENDER CITY WRKR
________ BIKER. THE MAChine
________ CHEWS UP THE
________ RECEIPTS, MY NEIGHBOR - BOLD(???) -
MY Letter BOX KEYS,
________ I CAN'T FIND HIM,
________ MY RENEWAL FORM
FOR MY NOTARY PUBLIC
________ HAS FAILED to BE
________ DELIVERED to ME,
________ I WAS BACKED TO THE
________ WALL, ANNOYED---,
MORE

JOHN J. CRAPO, pro A,
my table of contents
my exhibits
PAGE EIGHT (08) OF TEN (10) pages.

IT'S NOT THE ONLY TIME,
SIXTEEN (16) PAGES, A, B, C,
D, E, F, G, H, I, J, K, L,
M, N, O, P

COPY

THIRTY-FOUR (34) — US POSTAL SVCE PS FORM # ~~30~~ RTS OCT 09 2002 CO-ERCION, UN-DUE ~~INFLU~~ ~~INFU~~ IN-FLUENCE — ONE (01) PAGE —

THIRTY-FIVE (35) — "WHEN DOES ONE (01) STOP..." ONE (01) PAGE

THIRTY-SIX (36) PHOTOGRAPHS - NINE (09) PAGES, A, B, C, D, E, F, G, H, I

THIRTY-SEVEN (37) HON. STATE BD OF RE-TIREMENT AUG 30 2002 FOUR (04) PP A, B, C, D

THIRTY-EIGHT (38) NEWTON HS — MORE

JOHN J. CRAPO, Pro Se
my table of Contents
my exhibits
page nine (09) OF Ten (10) pages

thirty-NINE (39) Certified mail return receipt requested ("CMRRR") article
_____ DATE SEP 25/26 2002
_____ FROM ALLEDGED City
_____ of New Jersey Police OFCR
_____ FOUR (04) PP A, B, C, D

FORTY (40) City of ~~No~~ CAMBRIDGE
_____ MA 1990'S CERTIFIED
_____ RECORD OFC OF the
_____ City clrk, Hon MS (MR?)
_____ D. MARGARET ~~DRURY~~
_____ DRURY. City Clerk one
_____ (01) Page _____

FORTY-ONE (41) RET to SENDER
MRS JOSÉ M. SEGARRA
_____ A, B, C, D, E. MR FAILSAL
_____ QUARAISHI F, G, –
_____ MR DONALD S O'HARA
_____ H, I, J, K. ELEVEN
_____ (11) COPIES _____

I REGRET MY NUMBERING TROUBLES

MORE

JOHN J. CRAPO, pro se
my table of contents
my exhibits
PAGE TEN(10) OF Ten pages
ROSTER OF FACULTY
~~Forty-~~ ~~TWO(42)~~ ONE(01) PAGE
Three(03)
Forty-two (42) — WATERTOWN TAB & PRESS July 19, ~~200~~ 2002 FRIDAY CLASSIFIEDS
FORTY-FOUR (44) CONSUMER FRAUD...
TWO(02) PP.
A.B.
COPY
~~Forty-five (45)~~
#30#
JJC/JJC

JOHN J. CRAPO. Pro Se
Non LWYR
PO Box 400151
CAMBRIDGE MA
02140-0002

VIA Certified 21 Oct 2002
mail Art #
7002 2030
0002 2397
6113 AND #
7002 2030 0002
2397 6016
Return Receipt requested

p. one (01) of
Seven (07) PP
Printed on (01)
SIDE reverse
SIDE blan-
CO

Hon District Court MA
TRIAL Court Attn
please Hon Clrk Magistrate
MR Robert L. Moscow
CAMBRIDGE DIVISION
AND.
Hon District Court MA
TRIAL Court CAMBRIDGE
DIVISION First Justice
Hon Ms Justice ROANNE
or Successor as acting
(Hon) Presiding Judge
FLOOR Fifteen (15)
more

XTRA - no pass (amended) 02 050187
(11)508 · Mem · order 02
6 1471

Page two(02) of Seven(07) PP
21 Oct 2002
J. J. Crapo to Hon District Ct.
Edward J. Sullivan Court
House PO Box 0338
Cambridge MA 02141-0338

Dear Hon. Court

Enclosed please find
copy my letter and
exhibits via certified
mail return receipt
requested ("CMRRR")
to the American Internat-
ional Group INC, and
divers other persons

I'm very brief
I've great fatigue.

I have not yet
received the report
from the Hon Mr
Justice Singleton
more which

P. three(03) of Seven(07)PP
21 Oct 2002
J.J. Crapotta Hon Dist Ct
17 Oct 2002 WAS promised
to me
Please inquire about
the report.
Please inform the
Hon Mr JUDGE Singleton
AUGUST Eight(08th)
2002 I WAS there. YOU
will confirm from the
Jurist there I was
on 13th Floor seated
at end of the corridor
to central hall way
When I saw the Hon
Justice approaches es-
corted by the Court
Officer I opened the

more

p. Four(04) of Seven(07) pp
J. J. Crepo to/Hon Dist
Ct 21 Oct 2002
17 Oct 2002

door for "her" Honor
AND "Her" Honour thanked
me.

I'm the one(01) who
believes Law enforce-
ment officers should
~~to~~ be Free to do
their work of escort-
ing the Justices
About

Enclosed additionally I thought you'd
want me to call to
your attention

more

J. J. Crapo to Hon Dist. Court
P. Five (05) of Seven (07) PSD
21 Oct 2002
I was at the Post Office
19 Nineteen (19) and 21
October (twenty-one)
2002 where I was promis-
ed the Report would
come be delivered to
me.

please forgive my
scrawl I've fatigue
and confusion. I
heard on radio we
may have showers in
AM so I think if
I get underway now
I may be able to
"Dodge" the rain

more

J.J. Crespo to Hon Dist Ct
P. Six(06) of Six pp Seven(07)
21 Oct 2002

drops

Questions or other comments of me please send to me at my PO Box

The Ct officer who is on duty in Ct room two(02) please advice him again I'm homo-sexual. When he's with me (except for recreation) I prefer him being wimpy. Said Dpty However for me shouldn't

more

J J Crapo to 4th District
P. Seven (07) of Seven pp
21 oct 2002

Wear the ~~[illegible]~~ UNIFORM of a Female member UNIFORM-ed of the Trial Court, SHERIFF's Department

Sincerely

John J Crapo
Pro Se

ENCl: 204

additionally receipts of
JJC / jjC
oct 19 + 21 2002

please ask Mr Moscow to file this copy with other 4th clerk papers 1 and 2 to oct 02 Mass is route. Thanks

Dear Hon District Court
IF I complain I risk
getting excluded From
here JJC/jjc

UNITED STATES POSTAL SERVICE
CUSTOMER'S RECEIPT
KEEP THIS RECEIPT FOR YOUR RECORDS
05018264741 2002-10-21 021091 $150.00 090
SEE BACK OF THIS RECEIPT FOR IMPORTANT CLAIM INFORMATION
NOT NEGOTIABLE

UNITED STATES POSTAL SERVICE
POSTAL MONEY ORDER
SERIAL NUMBER 05018264741 2002-10-21 021091 $$150.00¢ 090
ONE HUNDRED FIFTY DOLLARS & 00¢ ********
NEGOTIABLE ONLY IN THE U.S. AND POSSESSIONS
SEE REVERSE WARNING
PAY TO
ADDRESS
C.O.D. NO. OR USED FOR

XTRA to Hon District Court
Cambridge DIVISION
Oct 21st 2002 copy Centre
refused to accept this as
payment - Sincerely
John J. Crapo, Pro Se

John J. CRAPO, Pro Se
PO Box 400151
CAMBRIDGE MA
02140-0002

VIA Certified Mail Mail piece # 7002 1000 0005 6652 2217 Return receipt requested

Oct 21, 2002
Page one (01) of two (02) pp printed one (01) side reverse side blanco

Commonwealth of Massachusetts Hon State BD of Retirement
Hon Ms Shannon P. O'BRIEN, ESQ State Treas + Retirement BD Chairperson or Ms O'Brien's success as said BOARD chairperson Hon John W McCormack State Ofc BLDG - RM 1219
1 ASHBurton Pl 02108-1607

more

J.J. CRAPO to Hon STAT Retire-
BO
oct 21st 2002
P. two (02) OF two (02) PP.

I call to your attention
copy my letter to First
Justice Hon District Court
CAMBRIDGE MA AND
Divers other parties via
Certified mail Return
Receipt Requested
complete with exhibits

Please include all
this with rest OF records
I've been Sending YOU
IN MY retirement records

Sincerely

John Jimmy Crapo
John J. Crapo, Pro
Se. non Lawyer

Encl: TWO Hundred Nine (209)

JJC/jjc

JOHN JENNINGS CRAPO -
Pro Se
PO Box 400151
CAMBRIDGE MA
02140-0002

VIA Certified mail #7002 1000 0003 6692 7601
return receipt requested

Oct 21 2002
Page (01) of ~~three~~ (03) pp printed one (01) side

Hon U.S. Securities and Exchange Commission ("SEC") Division of Corporation Finance
Chief Counsel
450 5th St NW
Washington DC

Dear Gentlemen and Ladies

Please find enclosed which I call to your

more

MR John J. CRAPO. Pro Se
PO Box 400151
CAMBRIDGE MA
02140-0002

Via Certified Oct 21st 2002
Mail Art P. One (01) of
7002/000 three (03)
0003 6692 printed one
4204 (01) side
return receipt reverse side
requested Blank
AND # 7002 2030 0002
2397 5927

Mr Howard R Perkins
JR ESQ AND
Ms Lee ANN LAMB
public accountant
FIRST CAMBRIDGE Realty
Corporation
it's parent organizations,
affiliates, subsidiaries
officers, trustees, incorpora-
tors, corporators, personnel
AND others corporately
trustly and individually

more

Mr J.J. CRAPO to First Cambridge
Realty Corp et al
Oct 21 2002
p. two (02)

Dear Gentlemen and Ladies

Enclosed which I call to your attention is my letters + exhibits via Certified mail return receipt requested ("CMRRR") to the Hon First Justice Hon District Court Cambridge MA AND DIVERSE others.

Questions or comments ~~please~~ of me - please address them to me at my PO Box address

Sincerely

John J. Crapo, Pro Se
non Practicing LCSW

more

mr JJ Crabo to First
Cammunder Realty Corp
et al
oct 21 2002
p. three (03)

Enclosures
two hundred Eight
(208)
JJC/jjc PP

JOHN J. CRAPO, pro se
A.A., ABE —
PO Box 400151
Cambridge MA 02140-0002

VIA Certified mail Art# 7002 1000 0005 6652 4211 Return Rcpt re-quested
oct 21st 2002
p. one (01) of three (03) pages printed one (01) side reverse sides BLANCO

Hon
UNITED STATES CIRCUIT COURT OF APPEALS
FIRST CIRCUIT Attn please THE HON Clrk OR SUCCESSOR AS Acting Circuit Ct Clrk
Hon Joseph S. Moakley
US Court House
1 COURT House Way
STE 7710
Boston MA 02210

Dear Ladies and Gentlemen
The Hon Court

Please Find enclosed copy my letter
more

J.J. CRAPO to Hon US Circ Ct.
P two(02) OF three(03) pp
Oct 21 2002

AND exhibits via certified mail return receipt requested to the Hon First Justice, Hon District Court MA trial Court Cambridge (MA) Division AND Diverse other parties also CMRRR

ADDitionally I enclose For your attention, too copy "INQUIry Sheet" which I trust you'll Find INFormative too

Questions/comments of me please address them to me via US Postal Svce to me at my Post OFFice Box address - at Porter SQuare

more

John J. Crabo Oct 21 2004
Pro Se p. three (03)
of three (03) pages

Sincerely

John J. Crabo
John Jennings Crabo AA, ABE
pro se
Non LWYR

Enclosure two Hundred Eight
(208)
pp

JJC/jjc

Prepared By: ______________ INQUIRY SHEET Source: ______________

Date: ______________

Borrower:	**Co-Borrower:**
Name: ______________	Name: ______________
Address: ______________	Address: ______________
______________	______________
Own: ____Yrs. Rent: ____ Yrs. $ ________	Pers.Check / M.O. / Cash
(H) Phone: ______________	(H) Phone: ______________
(C) Phone: ______________	(C) Phone: ______________
Year Acquired: ______________	Original Cost $ ______________
SS#: ____________ DOB: ________	SS#: ____________ DOB: ________
Married __ Unmarried __ Seperated __	Married __ Unmarried __ Seperated __
Dependents # ____ Ages: ________	Dependents # ____ Ages: ________

****Previous Address (If less than two years)**

______________________________ __________ ____ ______

Current Employment History:

Employer: ______________	Employer: ______________
Address: ______________	Address: ______________
______________	______________
Phone: __________ Fax: __________	Phone: __________ Fax: __________
Yrs. ______ Position: __________	Yrs. ______ Position: __________
Yrs. This line of work: ________	Yrs. This line of work: ________
Wkly/Mnthly Base Income: $ ________	Wkly/Mnthly Base Income: ________
Other Income $ ______________	Other Income $ ______________
200__ Income: Fed. Tax Return $ ________	200__ Income: Fed. Tax Return $ ________
200__ Income: Fed. Tax Return $ ________	200__ Income: Fed. Tax Return $ ________

****Previous Employment: (If less than two years at current employment)**

Employer: ______________	Employer: ______________
Address: ______________	Address: ______________
______________	______________
Phone: __________	Phone: __________
Dates: ________ - ________	Dates ________ - ________
Position: ______________	Position: ______________
Wkly/Mnthly Base Income: $ ________	Wkly/Mnthly Base Income: $ ________

Subject Property: *Purchase / Refi . Debt Cons./Cash Out – No Cash Out – Rate Term*
. SFR / 2-3-4 FAM / CONDO Owner Occupied – 2nd Home – Investment

Address: ______________________________

1st Mtg. Holder ______________ Balance __________ Current Rate _____ F / A

Monthly Payment $ ______________ Value $ __________

Annual Taxes __________ **Incl. Y / N** Annual Homeowners ________ **Incl. Y / N**

Rental Income $ ______________

2nd Mtg. Holder ______________ Balance __________ Current Rate _____ F / A

*************LOAN AMOUNT REQUESTED $ ______________

ASSETS: (ex: Checking & Savings Accts., 401K, CD's....etc.) ** Very Important Info

1)$________ Type__________ Acct. Name ______________ Acct.# ______________

2)$________ Type__________ Bank Name ______________ Acct.# ______________

Interested in: 30 yr 20 yr 15 yr W/Pts. No/Pts. No/CC

If Purchase: Real Estate Company ______________________________

Contact Name: ______________ # ______________ # ______________

Notes: ______________________________

Best # to contact Borrower: ______________ Best Time: __________

COPY

John J. CRAPO Pro se to the USA Circuit
Court First Circuit Oct 21 2002

JOHN J. CRAPO, PRO SE
AA, ABE, NIN MSINS.S.
PO Box 400151
CAMBRIDGE MA
02140-0002
VIA CERTIFIED
MAIL ART OCT 21 2002
#7002 1000 0005 6652 2415 Return Receipt REQUESTED
page(s) OF three (03) pages - each printed on (01) SIDE reverse SIDE BLANCO

Commonwealth of Massachusetts
DIVISION OF PROFESSIONAL
LICENSURE OFFICE OF
INVESTIGATIONS
239 CAUSEWAY St STE 400
BOSTON MA 02114

Dear Gentlemen AND LADIES

ENCLOSED I call to your attention my letter and exhibits VIA Certified Mail return receipt requested to the HON FIRST Justice OF the Hon DISTRICT COURT

more

Oct 21 2002
From John J. CRAPO, Pro Se
CAMBRIDGE (MA) AND to DIVERS other persons and organizations

PLEASE ADD to PROFESSIONALS I WISH INVESTIGATED the ACCOUNTANTS Ms Lee ANN LAMB AND others of FIRST CAMBRIDGE REALTY CORPORATION, it's PARENT organizations, AFFILIATES, subsidiaries, TRUSTEES, OFFICERS, stockholders, personnel and licensed personnel and officers individually and organizationally

COMMENTS QUESTIONS of me PLEASE ADDRESS them to me AT MY POST OFFICE Box ADDRESS

Sincerely

more

p. three(03) of three(03) pp
Oct 21 2002
From J.J. CRAPO,
John Jennings ("Jock") Crapo
John J. Crapo, Pro Se

Enclosures
Two Hundred-Eight
(~~20~~ 208) pp

JJC/jjc

JOHN MISTER
JOHN JENNINGS CRAPO, PRO SE
LCNSD CERT SCL WRKR
PO BOX 400151
CAMBRIDGE MA 02140-0002
VIA CERTIFIED MAIL ART# 7002 1000 0005 6652 2606
oct 21st 2002
PAGE (01) OF TWO (02) PP
printed on (01) side reverse side BLANCO
HARVARD UNIVERSITY MEDICAL SCHOOL DEPT OF Continuing EDUCATION
Attn please mr/ms WILLIAM DIRTION
PO Box 825 Boston MA 02117

Dear gentlemen and/or LADIES

ENCLOSED IS MY letter AND exhibits AND courtesy copies to THE HON First Justice Hon DISTRICT COURT CAMBRIDGE DIVISION CAMBRIDGE MA

more

J. J. CRAPO. to Harv. University
Med School
Oct 21st 2002
P. two (02) OF two (02) PP.

AND Divers other persons
WHICH I call to YOUR
attention - which I send Via
Certified mail Return Rec
eipt Requested ("CMRRR")
I ASK YOU to put this
and earlier letter and
exhibits IN my personnel
Folder/records OF HARVARD
university Law School

Sincerely
John Jennings Crapo.
PAO AE, AA, ABE

Encl: TWO Hundred-
Nine (209)
PP

#30#

MR JOHN J. CRAPO, Pro Ac. HARVARD UN Extension SCHOL 1980 (ABE) Boston UNIVERSity, 1958 (AA)

PO Box 400151 CAMBRIDGE MA 02140-0002

Oct 21st 2002

VIA CERTIFIED mail Art # 7002 1000 0005 6652 2507 RETURN RCPT REQUESTED

P. one (01) of three (03) pp printed on side - reverse side blanco

HARVARD UNIVERSITY LAW SCHOOL LIBRARY CIRCULATION DEPT LIBRARIAN DEPT LIBRARIAN OR ACTING CIRCULATION DEPT LIBRARIAN DEAN CHRISTOPHER COLUMBUS LANGDELL HALL HARVARD UNIVERSITY CAMBRIDGE MA

DEAR Gentlemen AND LADIES

I ENCLOSE MULTIPLE RECORDS WHICH I CALL TO YOUR ATTENTION, MY LETTERS VIA CERTIFIED

more

J.J. CRAPO. Pro. Se
P. two(02) of three (03)
oct 21st 2002
TO HARVARD UN. LW School
MAIL RETURN RCPT REQUEST-
ED TO THE HON DISTRICT
COURT CAMBRIDGE DIV
HON FIRST JUSTICE AND
DIVERS OTHERS AND TABLE
OF CONTENTS
ENCLOSED WHICH I CALL
TO YOUR ATTENTION COPY OF
order Form OF LEXINGTON
INSURANCE 200 STATE
strt Boston MA # 20035
OF OCT 20, 2002 AND the
INSTRUCTIONS FOR COMPLET-
ING AIG BENEFICIARY
FORM ONE, TWO(02) AND
other THINGS, ALSO the
OBITUARY OF LATE MR
HON US COURT OF APPEALS
CHF DPTY CLRK (1ST
CIRCUIT (Retired) OCT
15 2002 AND OCT 17 TH
2002 AND OCT 21ST
2002 MORE

J.J. CRAPO, pro se
p. three(03) of three(03)
oct 21st ~~2002~~ 2002
the obituary of the late Hon
MAYOR Emeritus His Hon
or Mr alfred E. VELLUCCI
two Hundred Eight
(208) enclosures

Sincerely

John J. Crapo

John J. Crapo
Pro Se

Encl: 208 (two hundred
Eight) enclosures

JJC/jjc

BOSTON HERALD TUESDAY, OCTOBER 15, 2002

to Harvard Univ. Law School From Mr John J. Crapo Oct 21 2002 2002

Dana H. Gallup, at 81, Court of Appeals official

Dana H. Gallup of Cambridge, a retired chief deputy clerk of the U.S. Court of Appeals, died Friday at his home. He was 81.

Born in Boston, Mr. Gallup was a lifelong resident of Cambridge. He attended Cambridge public schools and received his bachelor's degree from Suffolk University. He continued his education at Northeastern School of Law.

He was an Army Air Forces veteran of World War II. After the war, he served in the Air Force Reserves, retiring as a lieutenant colonel.

Mr. Gallup began his legal work as a court crier in the United States Court of Appeals for the First Circuit. He was later appointed to chief deputy clerk for the Court of Appeals after being admitted to the Massachusetts bar. He provided 41 years of service, until his retirement.

He served many years as deacon and was chairman of the Board of Deacons at the Old Cambridge Baptist Church.

Husband to the late Pauline, he is survived by his wife, Clara (Klein); three sons, Dana T. of Medford, Richard W. of Norfolk and Steven C. of Marshfield; a sister, Ruth Bowers of Old Mystic, Conn.; and four grandchildren.

Memorial services will be held at 10 a.m. tomorrow at the First Baptist Church, Newton Centre. Burial will be private.

Arrangements by Eaton & MacKay Funeral Home, Newton.

JJC/jjc

Obituaries Mr John J. Crapo to

Harvard University Law School Oct 21 2002

Dana Gallup, 81, Court of Appeals clerk

By Emma Stickgold
GLOBE CORRESPONDENT

Dana Gallup, who spent more than four decades translating legal jargon for lawyers and laymen at the US Court of Appeals for the First Circuit, died of prostate cancer on Friday. He was 81 and died in the same Cambridge house where he had lived his entire life.

A tall man with a crew cut and a brisk walk, Mr. Gallup was a hands-on court clerk who worked his way through the ranks, beginning as a court crier, closing and opening sessions by calling out "Hear ye! Hear ye!"

COPY

Mr. Gallup, who later served as the first circuit executive of the court, could often see through a lawyer's phony plea to postpone a hearing, and would "express himself in no uncertain terms," former Chief Judge Frank Coffin said yesterday. Coffin also remembered Mr. Gallup for his lunch: always a peanut butter and cheese sandwich and two apples.

Colleagues said that Mr. Gallup could keep a secret, which judges and lawyers appreciated.

During World War II, he interrupted his studies at Brown University to join the Army Air Corps flying B-24s around stateside bases. After his service, Mr. Gallup used the GI Bill to get a law degree from Northeastern University, attending night classes while starting his work with the First Circuit court.

After passing the bar exam in 1949, he went back to get an undergraduate degree from Suffolk University by attending night classes while serving as chief deputy clerk, and he received a bachelor's of science degree in 1959.

Having held nearly every position in the First Circuit, he became its clerk in the 1970s.

In 1983, when the circuit expanded to handle the high volume of cases, he became the first circuit executive for the court.

As clerk, and later as circuit executive, Mr. Gallup guided lawyers through the process of filing legal briefs, and helped people who could not afford lawyers to understand legal terminology.

He also introduced computers and new management techniques to the court.

"Dana never retreated to his office," former Chief Judge Levin Campbell said. "He was always a pleasant guy. Under pressure he didn't lose his temper or start screaming at other people."

During his 41 years at the First Circuit, Mr. Gallup served under many distinguished chief judges, including Justice Stephen Breyer, who was appointed to the Supreme Court by President Bill Clinton in 1994.

He also was chairman of the Board of Deacons at the Old Cambridge Baptist Church, later serving as moderator of the First Baptist Church in Newton Centre.

Mr. Gallup leaves his wife, Clara Klein Gallup of Cambridge; his sons, Steven of Marshfield, Dana T. of Medford, and Richard of Norfolk; and four grandchildren.

A funeral was held yesterday in First Baptist Church in Newton Centre. Burial will be private.

JJC/
JJC

to Harvard University

INSTRUCTIONS FOR COMPLETING NEW HIRE PAPERWORK

On your first day, please bring this new hire package (including all completed forms as noted below).
Report to the Human Resources Department, located on the 12th floor of 200 State Street., Boston.

Law School

Forms to be completed	DIRECTIONS
U.S. Department of Justice /I-9 (Employment Eligibility Verification)	**Complete Section 1 only** (Sec'ts 2 & 3 are for HR use). Complete top portion (include maiden name if applicable), then **sign and date**. YOU MUST bring 2 forms of ID (see list for approved documents) with you. **If you do not have appropriate ID, you cannot start that day.**
Tax Forms: W-4 and MA State Tax	Complete in ink.
New Hire/Rehire Data Sheet	Complete **white areas only in ink**. (Gray areas for HR)
AIG Health Insurance Enrollment Form	***ON YOUR FIRST DAY, YOU MUST CHOOSE AIG, Aetna, Tufts, OR DECLINE COVERAGE.*** Changes may be made within your first 30 days on the job, should you change your mind. Complete Sections 2,4,5, and 6. The balance will be completed on your first day. If you select Tufts, a supplemental form will be needed. This can be completed during orientation.
AIG Life/Personal Accident/Long Term Disability Enrollment Form	Complete Section 1 only. The balance of the form may be completed during orientation.
AIG Beneficiary Form I and Beneficiary Form II	Fill out either Form I or Form II (**NOT BOTH**). **Include social security number(s) for all beneficiary(ies).**
Direct Deposit Payroll	If you would like your paycheck to be deposited directly into your **checking account only**, complete this form. Attach a blank voided check (*no photocopies accepted*).
AIG Pre-Tax Public Transportation (PTPT) Enrollment/Change Form	If you are interested in participating, complete Section I only. The balance of the form may be completed during orientation.
Employee Handbook Receipt	Sign this, confirming that you received the Employee Handbook. ***NOTE: Handbook & Receipt are in your New Hire Binder.***
Aetna Dental Enrollment Form (DMO or PPO)	Fill in Section 1 only. The balance of the form may be completed during orientation.
Internet Security & Usage	Read document carefully. **Sign, date, and return the** last page.

From me John J. Crapo

If you have any questions, leave the form blank. During orientation, you will have the opportunity to review your benefit options and make selections that are right for you.

Pro Se, Harvard University Ext. ension School Alumnus
Oct 21st 2002
JJC/jjc

0095

kinko's Order Form

Government Center Branch
2 Center Plaza
Boston, MA 02108

Jim Civiello, Major Account Manager
Phone: 617-779-7861

Please call to schedule a pickup!
Call Faye Spedden 617-973-9000

Lexington Insurance
200 State St.
617-330-8381
Kinko's Account 0000447810

20035

Contact Name: E. James Holmes

Phone with Extension: 617-330-8221

Department #: HR

Billing Reference: AnnMarie Bielli

COPYING INSTRUCTIONS

Todays Date: 10/17/02 Time: ______ Due Date: 10/22/02 Time: 930 AM

# of Originals/Pages: ______ # of Copies of ea. Original: 60 Paper Type: ______

Copy	Double/Single Sided	Paper Size	Binding	Stapling	Shrink Wrapping
B&W	1:1	8.5 x 11 Letter	Tape (cloth)		
Color	1:2	8.5 x 14 Legal	Comb (plastic)		
	2:2	11 x 17 Ledger	Coil (rubber)		___ # of sets
	2:1	Collated or Uncollated	Velo (plastic)		chip board
			WIRE BINDS ALSO AVAILABLE		

SPECIAL INSTRUCTIONS

I need 60 copies binders and tabs.

20035

John J. CRAPO. Pro Se
oct 21st 2002 to
Harvard University Law
school
oct 21st 2002

JOHN J. CRAPO, PRO SE
OCTOBER 17th Year 2002

MY EXHIBITS
SECTION ONE(01)
Sixty PP - PRINTED
ONE(01) SIDE REVERSE
SIDES BLANCO
JJC/jjc

EXHIBIT ONE(01) OF 145 PP

The Commonwealth of Massachusetts
Board of Retirement
73 Tremont Street, Boston 02108

March 31, 1971

Miss C. Eva L. Stromwall
235 Walnut Street
Bridgewater, Massachusetts 02324

COPY

Dear Madam:

The hearing, which you requested in connection with the involuntary retirement application filed by the Superintendent of the Metropolitan State Hospital, Dr. William F. McLaughlin, will be held in the Office of the State Treasurer, Room 227, State House, Boston, on Tuesday, April 13, 1971, at 11:00 A. M.

Very truly yours,

Robert Q. Crane
Treasurer and Receiver-General
Chairman, State Board of Retirement
By

John J. Manning
Executive Secretary

COPY

RQC:JJM:JRM

cc: Mark Dalton, Esq.
Mass. State Employees' Association
31 Mount Vernon Street
Boston, Massachusetts

CERTIFIED MAIL NO. 718051
RETURN RECEIPT REQUESTED
DELIVER TO ADDRESSEE ONLY

JOHN J. CRAPO. PRO SE
OCT 17 2002

JJC/JJC

EXHIBIT TWO(02) OF 145 PP -
JOHN J. CRAPO, pro se
October Seventeenth(17TH) 2002

The Commonwealth of Massachusetts
Board of Retirement
State House 210 Boston 02133
73 Tremont Street, Boston, Mass.

August 13, 1971

Miss G. Eva L. Stromwall
235 Whitman Street
Bridgewater, Massachusetts 02324

Dear Madam:

Enclosed herewith is a copy of the decision and the Findings of Fact of this Board in your case.

COPY

Very truly yours,

Robert Q. Crane
Treasurer and Receiver-General
Chairman, State Board of Retirement
By
John J. Manning
John J. Manning
Executive Secretary

RQC:JJM:JRM

Enclosure

Certified Mail No. 718092
RETURN RECEIPT REQUESTED

JJC/jjc 14 Oct 2002

EXHIBIT THREE(03) OF 145PP
#A-
Oct 17 2002
John J. Crapo, Pro Se

COMMONWEALTH OF MASSACHUSETTS

STATE RETIREMENT BOARD

WILLIAM F. McLAUGHLIN, SUPERINTENDENT

VS

G. EVA L. STROMWELL

DECISION PROMULGATED August 5, 1971

COPY

On Tuesday, April 13, 1971, the State Retirement Board held a hearing on the application of William F. McLaughlin, M.D., Superintendent of Metropolitan State Hospital, wherein he requested the involuntary retirement of G. Eva L. Stromwell, 475 Trapelo Road, Waltham, Massachusetts, an employee of Metropolitan State Hospital. The hearing was held in accordance with General Laws Chapter 32 section 16 (1)(a)&(b). All members of the State Retirement Board were present and both Dr. McLaughlin and Miss Stromwell were represented by counsel.

Miss Stromwell has been employed at the Walter E. Feinold State School from August 1, 1934 until August 1, 1938 and thereafter at Metropolitan State Hospital until the present time as a psychologist.

At the hearing Dr. McLaughlin testified that Miss Stromwell has been spending most of her time with one patient who is not being carried on the hospital rolls as a patient although he did feel that there was a moral if not a legal responsibility to follow up with a patient who had been discharged. This preoccupation with one patient does not allow Miss Stromwell to carry her normal workload or caseload. On cross examination he stated that Miss Stromwell did not refuse assigned work although

Exhibit THREE (03) "B" of 145 pp.
oct 17 2002
John J. Crapo, pro se

she was reluctant to take on additional work.

Dr. McLaughlin's testimony was corroborated by Miss Stromwell's supervisor, Louis J. Ventola, who testified that her case production was substantially lower than the other psychologists because of her overinvolvement with one ex-patient. On cross examination he testified that although Miss Stromwell was reluctant, she did attend an in service training program. He also testified that her testing work while not faulty was inadequate. He demonstrated his testimony by the introduction of exhibits 3 and 4. Exhibit 3 which was an evaluation prepared in 1953 by Miss Stromwell contained 3 single spaced typewritten pages reporting on testing and conclusions. Exhibit 4 prepared in 1966 contained only a brief 6 line summary of her evaluation.

Both Dr. McLaughlin and Mr. Ventola felt that Miss Stromwell had been successful in the treatment of the one patient with whom she had been spending most of her time.

John J. Crapo, a psychiatric social worker at Metropolitan State Hospital testified that his office was across the hall from Miss Stromwell and that she works every day under difficult conditions. She has no telephone, the lighting is ppor and there is little heat. She is the only psychologist without a phone. She does have many patients come to her office and since Mr. Ventola is in another building and there is no telephone, Mr. Ventola would not know about the work that Miss Stromwell is doing.

Miss Stromwell testified in her own behalf that Dr. McLaughlin reduced her workload so that she was given only I.Q. tests. He requested that she make brief reports. She testified that she has not refused any assignments.

After due consideration of all the evidence, we find that while Miss Stromwell has been spending an undue amount of time

COPY

EXHIBIT THREE(03) "C" OF 145 -
Oct 17 2002
John J. Crapo, Pro se

with one patient, she has taken all of the assignments given to her. Admittedly, her work production has fallen off as has the quality of her written reports. But this is accounted for by uncontroverted evidence that her workload has been reduced by the employer as has the type of work assigned to her. It would also seem appropriate to mention here that since testimony concerning Miss Stromwell's working conditions was allowed to stand without rebuttal, this Board will accept such testimony as true. Therefore, since the quality and quantity of a person's work must depend to some extent on the conditions under which she operates, the deterioration in the quality and quantity of her work reports is understandable. The request of William F. McLaughlin, M.D., Superintendent of Metropolitan State Hospital, for the superannuation retirement of G. Eva L. Stromwell is denied.

Dr. McLaughlin submitted requests for findings of fact and we act on those requests as follows:

1. Allowed, 2. Allowed, 3 through 9 Denied.

COPY

STATE RETIREMENT BOARD

Robert Q. Crane
Robert Q. Crane, Chairman

J. Joseph Maloney
J. Joseph Maloney

Angelo A. Amato
Angelo Amato

JOHN J. CRAPO, pro se

~~MY TABLE OF CONTENTS~~

~~MY EXHIBITS~~

oct 17th 2002

~~PAGE THREE~~(03)

EXHIBIT # FOUR(04)

OF 145 pages

Dash 214-2220
Craig 265-3050
Juan 705-07980
Candito 740-8261
1-8572052254
Nin 201-6283
Freddy 268-4320
TPC 970-2779
Charlie 388-6361
Dean 827-5695

COPY

Jay 567-6929
Fern 508-571-3374
Kahlene 719-9301
Lisi 792-7859
Efrain 787-9140
Alvin 262-8862
P. 427-8515
K 585-1195
Lou 407-7129
Carlos 407-5797

COPY

JJC/jjc oct ~~17~~ 14th 2002

EXHIBIT FIVE(05) OF 145 pages
A
oct. 17th 2002
MR John J. CRAPO, pro se

COPY

he protested to the contrary. His desire for "distinction" was too great. Patriotism burned in him like a blue flame. "I have a zeal at my heart for my country and her friends which I cannot smother or conceal," he told Abigail, warning that it could mean privation and unhappiness for his family unless regulated by cooler judgment than his own.

In less than a year's time, as a delegate to the Continental Congress at Philadelphia, he had emerged as one of the most "sensible and forcible" figures in the whole patriot cause, the "Great and Common Cause," his influence exceeding even that of his better-known kinsman, the ardent Boston patriot Samuel Adams.

He was a second cousin of Samuel Adams, but "possessed of another species of character," as his Philadelphia friend Benjamin Rush would explain. "He saw the whole of a subject at a glance, and . . . was equally fearless of men and of the consequences of a bold assertion of his opinion. . . . He was a stranger to dissimulation."

It had been John Adams, in the aftermath of Lexington and Concord, who rose in the Congress to speak of the urgent need to save the New England army facing the British at Boston and in the same speech called on Congress to put the Virginian George Washington at the head of the army. That was now six months past. The general had since established a command at Cambridge, and it was there that Adams was headed. It was his third trip in a week to Cambridge, and the beginning of a much longer undertaking by horseback. He would ride on to Philadelphia, a journey of nearly 400 miles that he had made before, though never in such punishing weather or at so perilous an hour for his country.

The man riding with him was Joseph Bass, a young shoemaker and Braintree neighbor hired temporarily as servant and traveling companion.

The day was Wednesday, January 24, 1776. The temperature, according to records kept by Adams's former professor of science at Harvard, John Winthrop, was in the low twenties. At the least, the trip would take two weeks, given the condition of the roads and Adams's reluctance to travel on the Sabbath.

To ABIGAIL ADAMS, who had never been out of Massachusetts, the province of Pennsylvania was "that far country," unimaginably distant,

JJC/jjc oct 14 2002



To the hon. John A
1 Bushel Indian Me
1 Case Rum
1 Quire paper
2 Account Books
1/2 hundred Quills
30 lb Brown sugar
1 Box Wafers
1 Bottle Ink
1 doz Pipes
2 lb Tobacco
2 Bottles Mustard
2 lb Tea
2 lb Chocolate Three
a Matrass & Bolst
a Leader Case

A list of personal supplies to be taken on the
of the 24-gun frigate *Boston* to France in the

COPY

EXHIBIT FIVE (05) ED
OF 145 pages
October Seventeenth 2002
Mr John J. Crapo, Pro Se
JJC/jjc

EXHIBIT FIVE (05) B
OF 145 pages
oct 17th 2002
MR John J. CRAPO, Pro Se



10

Young John Quincy Adams, who sailed twice for Europe with his father in the midst of war.

Drawings from John Quincy's journal. On the first voyage, at age ten, he learned the names of every sail.



11

JJC/jjc

EXHIBIT FIVE(05) C
~~of~~ OF 145PP
oct 17th 2002
MR John J. Crapo, pro se
JJC/jjc oct 14 2002



Home in France for the Adamses was a palatial house near Paris at Auteuil, which included five acres of garden and a staff of eight.

This Day 8 Months I Sailed for Europe since which many new and interesting Scenes have presented them selves before me. I have seen many of the Beauties and some of the Defomities of this old World. I have been more than ever convinced that there is no Sumit of virtue, and no depth of vice which Humane Nature is not Capable of rising to on the one hand or sinking into on the other. I have felt the force of an observation which I have read, that daily example is the most subtle of poisons. I have found my taste reconciling itself to habits customs and fashions, which at first disgusted me.

In a letter to her sister Mary Cranch, February 20, 1785, Abigail Adams acknowledged that she had become reconciled to French habits, customs, and fashions that had at first "disgusted" her.

HARVARD MEDICAL SCHOOL
DEPARTMENT OF CONTINUING EDUCATION
P.O. BOX 825
BOSTON, MASSACHUSETTS 02117-0825

Visit Our Web Page
http://www.cme.hms.harvard.edu

June 21 2001

BOSTON MA
PB METER 6868867
U.S. POSTAGE
0.08 4

53
JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

COPY

EXHIBIT SIX(06) A OF 145 PP

JOHN J. CRAPO, pro se
oct 17th 2002

JJC/jjc oct 14th 2002

EXHIBIT SIX (06) B OF 145PP
JOHN J. CRAPO, pro se
OCT 17 2002

HARVARD MEDICAL SCHOOL
DEPARTMENT OF CONTINUING EDUCATION

TREATING COUPLES
NOVEMBER 1-2, 2002

[illegible]

offered by

THE DEPARTMENT OF PSYCHIATRY
CAMBRIDGE HOSPITAL PROFESSIONAL SERVICES

with the collaboration of
The Couples and Family Center Training Program, Cambridge Hospital Professional Services
and
The Family Institute of Cambridge

Under the Direction of

Richard Chasin, M.D. *Henry Grunebaum, M.D.* *Judy Reiner Platt, Ed.D.*

The objective of this course is to address the treatment of couples from clinical, theoretical, and research perspectives so that therapists can broaden their thinking and improve their skills. Challenging therapeutic issues will be considered, including: staying committed, intimate, and connected; splitting up, divorcing, and remarrying; and the clinical challenges associated with gender, spirituality, partner violence and "coming out". Treatment interventions will include behavioral, cognitive and psychodynamic approaches. Special attention will be paid to the impact of these issues on children. The course is intended for all mental health clinicians, marriage and family therapists, and others interested in couples and couple therapy.

For further information, contact Cambridge Hospital Professional Services · Continuing Education, PO Box 398075-Inman Square, Cambridge, MA 02139; Phone: (617) 503-3460; FAX: (617) 503-3462 or email: cme@challiance.org

FRIDAY – NOVEMBER 1, 2002

[illegible]

8:45 - 12:45	**MORNING PROGRAM** - Moderator: Caroline Martin	
	Divorce Revisited: Should We Stay Together For the Sake of the Children? Should We Stay Together For the Sake of the Adults?	E. Mavis Hetherington
	When Couples Split: A Therapist's Guide	Derek C. Polonsky
	Soul Mates: Honoring the Mysteries of Love and Relationships	Thomas Moore
12:45 - 2:00	**BREAK**	
2:00 - 5:00	***AFTERNOON PROGRAM** - Moderator: Alan Nemetz*	
	Clinical Challenges of "Coming Out" While Married	Marshall Forstein
	Clinical and Legal Issues in Addressing Partner Violence in Couples' Therapy	Robert Kinscherff
	Treating Remarried Couples: The Expanded Role of the Therapist	Jamie Keshet

SATURDAY – NOVEMBER 2, 2002

8:45 - 12:30	**MORNING PROGRAM** - Moderator: Judith Grunebaum	
	The Challenge of Authenticity and Voice in Couples Relationships	Harriet Lerner
	How Can I Get Through To You: Reconnecting Men and Women	Terrence Real
12:30 - 1:45	**BREAK**	
1:45 - 5:00	**AFTERNOON PROGRAM** - Moderator: Richard Chasin	
	Psychodynamically Oriented Couples Treatment	David A. Berkowitz
	Short-Term Decision Making for Relationships in Conflict	Janet Miller Wiseman
	Summary Discussion Leader	Henry Grunebaum

TREATING COUPLES

November 1-2, 2002 Course #221129

Physicians' Fee: $300 (U.S.)
Other Professionals*: $250 (U.S.)
[illegible]

Full Name ______________________ Degree ________
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☐ Please check if you wish to be excluded from receiving email notices of future Harvard MED-CME Programs.

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Form of Payment (please check one): Mail To: Harvard MED-CME, P.O. Box 825, Boston, MA 02117-0825

☐ Check is enclosed: Please make your check payable to *Harvard Medical School* and mail it with this registration form.

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Registrations paid by credit card can be faxed to (617) 384-8686, or mailed to the above listed address.

B C D E F G X Z

JJC/jjc Oct 14 2002

EXHIBIT SEVENTH(07) OF 145PP
JOHN J. CRAPO, Pro Se
Oct Seventeenth(17th) 2002
JJC/JJC OCT 14th 2002

mined to foment a Rebellion, and will not hold ourselves bound by any Laws in which we have no voice, or Representation." But her plea was unavailing: at the end of the Revolution women had fewer rights in law and politics than they had been given by colonial governments.

In November 1800, in the last year of her husband's Presidency, Abigail Adams became the first Presidential wife to occupy the White House in Washington, D.C. More than two decades after her death, in 1840, her grandson Charles Francis Adams began publishing her letters, which became an inspiration to many women seeking greater equality.

SOURCES L. H. Butterfield et al., eds., *The Book of Abigail and John: Selected Letters of the Adams Family 1762–1784* (Cambridge: Harvard University Press, 1975). Phyllis Lee Levin, *Abigail Adams: A Biography* (New York: St. Martin's, 1987). Paul C. Nagel, *The Adams Women: Abigail and Louisa Adams, Their Sisters and Daughters* (New York: Oxford University Press, 1989). Lynne Withey, *Dearest Friend: A Life of Abigail Adams* (New York: Free Press, 1981). Nancy Woloch, "Abigail Adams," in *The Reader's Companion to American History*, edited by Eric Foner and John Garraty (Boston: Houghton Mifflin, 1991).

ADAMS, JOHN
2nd President

- Born: Oct. 19, 1735, Braintree, Mass.
- Political party: Federalist
- Education: Harvard College, A.B., 1755
- Military service: none
- Previous government service: Continental Congress, 1774–1778; committee that drafted Declaration of Independence, 1776; wrote first draft of Massachusetts Constitution, 1779; minister to the Netherlands, 1780–84; minister to Great Britain, 1785–87; Vice President, 1789–97
- Elected President, 1796; served, 1797–1801
- Died: July 4, 1826, Quincy, Mass.

John Adams was the first President to occupy the White House and the first to be defeated for reelection and turn over his office to a member of an opposition party. Adams was one of the most experienced men ever to become President. As a young man, he taught school in Worcester, Massachusetts, and studied law, becoming a lawyer in Boston in 1758. He played a major role in the struggle for independence. On the principle that there should be "no taxation without representation," Adams led the opposition to the Stamp Act of 1765, which required the purchase of a stamp (effectively a tax) for all public documents. He showed his fierce independence, however, when he defended several British soldiers accused of killing four people in the Boston Massacre in 1770; most were acquitted.

As a member of the Second Continental Congress in 1775, Adams seconded the nomination of George Washington [illegible] commander of the Continental Army. The following year he seconded the motion for independence, introduced by Richard Henry Lee, that "these colonies are, and of a right ought to be, free and independent states." He then convinced Thomas Jefferson to draft the Declaration of Independence. He was, as Jefferson said, "the pillar of support" in the debate leading to [illegible] adoption.

Adams helped draft the Massachusetts Constitution of 1780. In 1781 and 1782 [illegible] helped negotiate the treaty with the British ending the war and then a commercial treaty with the Netherlands and a large loan to the United States.

In 1785 Adams was named minister [illegible] Great Britain. Two years later, while still [illegible] London, he published his book *A Defense of the Constitutions of Government of the United States of America*, which called for a balanced Constitution. The people would be represented in the lower house of the legislature, "the rich, well born and able" would serve in the upper house, and a chief executive would act as a monarch to balance the interests of the upper and lower classes.

[illegible] Adams received the second highest total of electoral college votes (behind George Washington) in the Presidential election of 1789, and so he assumed the [illegible] of Vice President. "My country has in its wisdom contrived for me the most insignificant office that ever the invention of man contrived or his imagination conceived," Adams observed. But he was instrumental in devising procedures for the new Senate, and he cast several important votes to pass Washington's legislative measures. He was one of the organizers of the Federalist party during his second term [illegible] the choice of President Washington and most party leaders to run for President in 1796. He defeated Thomas [illegible], 71 electoral votes to 68. Under [illegible] then in effect, Jefferson, as the runner-up, became Vice President, although he was the leader of the opposition [illegible] the Democratic-Republicans.

During his Presidency, Adams faced [illegible] within his own party as Alexander [illegible] moved to influence his cabinet [illegible] policies. The Jay Treaty, which he [illegible] negotiate with Great Britain in [illegible] allowed British ships to seize American [illegible] bound for France. The [illegible] in retaliation, decreed that French [illegible] would follow the same policy [illegible] American ships bound for Britain. [illegible] then seized 317 American merchant [illegible] in 1796. A diplomatic mission [illegible] by Adams was refused a hearing [illegible] unless bribes were paid to [illegible] (who were referred to as X, [illegible] and the United States agreed to [illegible] $10 million. Adams refused [illegible] the affair public. "Millions for [illegible] one cent for Tribute" became [illegible] of Federalists calling for war. [illegible] ignored pressure from Alexander [illegible] and his followers in the Federalist [illegible] and instead sought a [illegible] solution, while Congress [illegible] enlarging the navy and prepared [illegible] measures. Bowing to party [illegible] appointed George Washington [illegible] in chief of the army, in [illegible] constitutional powers.

Congress created the Navy Department, organized the Marine Corps, and canceled all treaties with France. Three new frigates, the *United States*, the *Constitution*, and the *Constellation*, were launched in 1797 and 1798 and soon put to service in a naval war with France. They were responsible for a number of American victories in the Caribbean. Although Congress had not declared this war, it did vote funds for it, and the Supreme Court held that the war was constitutional. With French emperor Napoleon's navy bottled up by the British fleet, and many French ships sunk by Admiral Horatio Nelson in the Battle of the Nile in 1798, France could not easily retaliate. Finally a diplomatic solution in 1799 averted further war. The decision to talk rather than continue fighting led to a final split between Adams and the Hamilton wing of the Federalist party. In 1800 Napoleon and Adams agreed to the Treaty of Montfortaine, which released the United States from its revolutionary war treaties with France.

During the conflict Adams assented to the passage of the Alien and Sedition Acts (1798), which made it a crime to publish anything "with the intent to defame" the President or the government. The sedition law was invoked in 25 cases and used by his party to arrest editors from the opposition ranks. Ten editors were convicted by Federalist judges and juries. But public opinion opposed the prosecutions. Madison and Jefferson worked to get the Virginia and Kentucky legislatures to pass resolutions that the laws were unconstitutional and would not be enforced.

Although Adams retained enough support from moderate Federalists to win his party's nomination for a second term, the split in his party led to his defeat by Thomas Jefferson in the election of 1800. Adams's final act in office, on the morning of March 4, 1801, was to send to the Senate his nomination of John Marshall to be chief justice of the United States.

SEE ALSO Burr, Aaron; Jefferson, Thomas; Washington, George

SOURCES James Truslow Adams. The Ad-

EXHIBIT (08) EIGHT OF 145 PP
oct 17 2002
JOHN J. CRAPO, Pro Se

ams Family (Boston: Little, Brown, 1930). Ralph Adams Brown, *The Presidency of John Adams* (Lawrence: University Press of Kansas, 1975). Joseph J. Ellis, *Passionate Sage: The Character and Legacy of John Adams* (New York: Norton, 1993).

ADAMS, JOHN QUINCY
6th President

- Born: July 11, 1767, Braintree, Mass.
- Political party: Federalist, Democratic-Republican, Whig
- Education: Harvard College, A.B., 1787
- Military service: none
- Previous government service: minister to the Netherlands, 1794; minister to Prussia, 1797; Massachusetts Senate, 1802; U.S. Senate, 1803–8; minister to Russia, 1809–14; negotiator of Treaty of Ghent, 1814; minister to Great Britain, 1815–17; U.S. secretary of state, 1817–25
- Elected President, 1824; served, 1825–29
- Subsequent government service: U.S. House of Representatives, 1831–48
- Died: Feb. 23, 1848, Washington, D.C.

John Quincy Adams spent much of his youth accompanying his father, John Adams, on diplomatic missions. He was educated in Amsterdam, Leipzig, London, Leiden, and Paris. In 1781, at the age of 14, he served as private secretary to Francis Dana, the American envoy to Russia. The following year he served as secretary to the American emissaries negotiating peace with Great Britain. After graduating from Harvard in 1787 and becoming a lawyer, he served as the American envoy to the Netherlands in 1794, and Washington wrote to Vice President Adams that his son "is the most valuable public character we have abroad." In 1797 he served as minister to Prussia during his father's Presidency and negotiated a commercial treaty with Prussia.

Adams returned home shortly after his father left the White House in 1801 and served in the U.S. Senate. He supported Jefferson's purchase of Louisiana [illegible] voted for Jefferson's Embargo Act of 18[illegible] Both of these acts alienated the Federal[illegible] in Massachusetts and induced Adams [illegible] resign from the Senate a year early. [illegible] then joined the Democratic-Republica[illegible] and, after teaching at Harvard for [illegible] years, accepted the position of minister [illegible] Russia. He declined James Madison's o[illegible] of a Supreme Court appointment in 181[illegible] He was one of three American commi[illegible] sioners who negotiated an end to the W[illegible] of 1812 on terms favorable to America b[illegible] negotiating the Treaty of Ghent (181[illegible] with Great Britain.

Adams capped his career as a diplom[illegible] with eight years of service as James Mo[illegible] roe's secretary of state. He performed bri[illegible] liantly, negotiating a treaty with Gr[illegible] Britain in 1818 to extend the U.S.–Cana[illegible] dian border along the 49th parallel, [illegible] ranging future arbitration of the disput[illegible] Oregon boundary, and obtaining Florid[illegible] from Spain in return for a renunciation [illegible] U.S. claims on Texas. His policy of benev[illegible] olent neutrality, a "tilt" to the former co[illegible] onies and away from Spanish efforts [illegible] reconquer them, assured the success o[illegible] Latin American independence movemen[illegible] without leading to war with Spain. Th[illegible] Monroe Doctrine, which warned Euro[illegible] pean states against interference in the Western Hemisphere, was largely Adams's work: President Monroe was willing to ac[illegible] cept a joint declaration with the British to warn the French, Spanish, and Russians against attempts to dominate the Ameri[illegible] cas, but Adams insisted that the United States issue the doctrine unilaterally. Adams is considered by many to be the greatest secretary of state in American history.

Meanwhile, the Federalist party had disappeared, and in the misnamed Era of Good Feelings, as Monroe's Presidency was known, only the "National Republicans" under President Monroe remained. In the Presidential election of 1824, Adams was one of four regional candidates from this party. Andrew Jackson received a plurality of the popular vote (he got the most [illegible] but fewer than 50 percent), defeat[illegible] Adams 153,000 to 114,000 in states [illegible] electors were chosen by popular [illegible] Jackson's 99 electoral college votes [illegible] ahead of Adams's 84, Senator Wil[illegible] Crawford's 41, and Representative [illegible] Clay's 37.

[illegible] no one had received a majority of [illegible] electoral college votes, the election [illegible] to the House of Representatives, [illegible] each state would have one vote. [illegible] had meanwhile suffered a stroke [illegible] not in serious contention. Clay, [illegible] had come in fourth, was ineligible in [illegible] House election according to the 12th [illegible]ndment. But Clay was Speaker of the [illegible] and threw his influential support to [illegible], who received a winning 13 votes [illegible] 7 for Jackson and 4 for Crawford [illegible] the first ballot. Jackson's followers [illegible] there had been a "corrupt bar[illegible] It is believable that a bargain had [illegible] involved—because Adams named [illegible] his secretary of state only three days [illegible] the election.

Adams's Presidency was tainted by the [illegible] surrounding his election and the [illegible] opposition of the Jacksonians. He [illegible] personal following among the peo[illegible] in Congress and accomplished little. [illegible] backed Clay's "American system," [illegible] called for protective tariffs that [illegible] raise the prices of foreign goods to [illegible] U.S. industry, land sales to en[illegible] settlement of the West, and en[illegible] of foreign markets for American [illegible] products. Adams also pro[illegible] the creation of a national university [illegible] naval academy, new scientific missions [illegible] explore American coastal waters and [illegible] and expeditions to the South Seas. [illegible] proposals were scornfully ignored in [illegible] Adams, Clay, and Secretary of [illegible] Treasury Richard Rush did manage to [illegible] Congress to pass measures subsidizing [illegible] harbors, and roads. Adams was [illegible] successful in foreign affairs. Together [illegible] Secretary of State Clay, he negotiated [illegible] treaties that improved trade [illegible] a number of European nations and [illegible] Mexico.

The midterm elections of 1826 gave a large majority in Congress to anti-Adams factions. Meanwhile, Andrew Jackson organized his followers and in 1828, running under the label Democrat or Democratic-Republican, defeated Adams, who ran on the ticket of the National Republicans.

Adams was elected to the U.S. House of Representatives in 1830 and served there for 18 years. In the House he won the nickname Old Man Eloquent for speaking out vigorously against slavery and for defeating a "gag rule" that Southern representatives had imposed against antislavery petitions.

He was a tireless opponent of slavery and offered a plan for its gradual elimination. In 1841 he argued a case, *United States v. Amistad*, before the Supreme Court that resulted in overturning the convictions of the African crew members who had mutinied aboard the slave ship *Amistad*.

In 1848, John Quincy Adams suffered a stroke at his desk in the House chamber, shortly after making an impassioned speech against extending slavery to the Western territories won in the Mexican-American War. He died in a nearby room. A bronze marker on the floor indicates where Adams's desk once stood. Visitors to the Capitol know it as the "whispering spot" in Statuary Hall.

SEE ALSO *Jackson, Andrew; Monroe Doctrine; Monroe, James*

SOURCES James Truslow Adams, *The Adams Family* (Boston: Little, Brown, 1930). Mary Hargreaves, *The Presidency of John Quincy Adams* (Lawrence: University Press of Kansas, 1985). Leonard Richards, *The Life and Times of Congressman John Quincy Adams* (New York: Oxford University Press, 1986).

ADJOURNMENT, CONGRESSIONAL

Adjournment is the way in which Congress goes out of session. Whenever the House or Senate adjourns, it formally ends a legisla-

JJC/JJC oct 14 2002, 8:20 PM

EXHIBIT (09) NINE (09)
OF 145 PP
Oct 17, 2002
w/c/iic oct 14 2002


EXTREMELY URGENT Please Rush To Addressee
MUY URGENTE
FOR PICKUP OR TRACKING CALL 1-800-222-1811
EXPRESS MAIL
UNITED STATES POSTAL SERVICE
POST OFFICE TO ADDRESSEE
Addressee Copy
CUSTOMER USE ONLY
TO FILE A CLAIM FOR DAMAGE OR LOSS OF CONTENTS, YOU MUST PRESENT THE ARTICLE, CONTAINER, AND PACKAGING TO THE USPS FOR INSPECTION.
FOR PICKUP OR TRACKING CALL 1-800-222-1811 www.usps.gov

Juan J. Crapo. Pro Se

MONY THE MONY GROUP

CERTIFIED MAIL

7001 0320 0005 3035 8557

MONY Life Insurance Company
1740 Broadway
New York, NY 10019

NEW YORK NY PM 21 200

UNITED STATES POSTAGE PITNEY BOWES
02 1A $ 03.94⁰
0004300646 JUN 21 2002
MAILED FROM ZIP CODE 10019

June 27 2002 JJC 6-24

Mr. John Jennings Crapo
PO Box 400151
Cambridge, MA 02140-0002

CERTIFIED MAIL

COPY

02140+0002 02

EXHIBIT TEN (10) A OF 145 pages

JOHN J. CRAPO, Pro Se oct 17th 2002
JJC/jjc oct 14 2002 8:34 PM


PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT
OF THE RETURN ADDRESS. FOLD AT DOTTED LINE

COPY

EXHIBIT TEN(10) B OF 145 Pages
JOHN J. CRAPO, Pro Se Oct. 17th 2002
JJC/jjc Oct 14 2002

THE MONY GROUP

MONY Life Insurance Company
1740 Broadway
New York, NY 10019
www.mony.com
212 708 2232
212 708 2278 Fax
dgallag1@mony.com

Daniel J. Gallagher
Senior Counsel-Corporate and Investment Affairs

VIA U.S. EXPRESS & CERTIFIED MAIL
Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

June 21, 2002

Re: The MONY Group Inc. - Shareholder Proposal

COPY

Dear Mr. Crapo:

On behalf of The MONY Group Inc., you are advised that we received a letter from you on June 11, 2002 containing a shareholder proposal and supporting statement submitted for inclusion in our proxy statement to be distributed in connection with our 2003 annual meeting. Delivered with your letter were copies of numerous other documents identified by you as exhibits and addenda. You are also advised that we received a second letter from you on June 19, 2002 in which you requested an amendment to the last paragraph of your previously delivered supporting statement. Delivered with this second letter were copies of numerous other documents identified by you as exhibits. The purpose of this letter is to provide you with the notice referred to in Rule 14a-8(f) under the Securities Exchange Act of 1934.

You are advised that you have not satisfied the requirements for submission of a shareholder proposal under Rule 14a-8(d) of the Securities Exchange Act of 1934. Rule 14a-8(d) requires that your proposal, including any accompanying supporting statement, may not exceed 500 words. Your shareholder proposal and accompanying supporting statement exceed the 500 word limit. Please revise your proposal and accompanying supporting statement accordingly.

Unless your revised proposal and accompanying supporting statement are provided to us within the time frame noted below, your proposal will be excluded from our proxy statement.

We note that there may be other aspects of your proposal that would allow us to exclude it from our proxy statement in accordance with Rule 14a-8. We reserve the right to omit your proposal for any other reason permitted by Rule 14a-8.

EXHIBIT TEN (10) C OF
145 page
JOHN J. CRAPO, pro se
oct 17th 2002
JJC/jjC oct 14 2002

Please note that your response to this letter must be postmarked or transmitted electronically no later than 14 calendar days from the date of your receipt of this letter in accordance with Rule 14a-8(f).

Very truly yours,

Daniel J. Gallagher

COPY

Enclosure

cc: U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

EXHIBIT TEN(10) OF 145 pages
JOHN J. CRAPO,
pro se
oct 17 2002
JJC/jjC
oct 14 2002

COPY

EXHIBIT TEN (10) E
OF 145 pages
JOHN J. CRAPO
pro se
oct 17 2002
JJC/JJC oct 14 2002

United States Postal Service
Sorry We Missed You! We Deliver for You

Today's Date	Sender's Name
6/22	

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PS Form 3849, November 1999 (Reverse) 5240 0038 0715 8171

EXHIBIT TEN (10) F
OF 145 Pages
JOHN J. CRAPO, pro se
Oct 17 2002
JJC/jjc
Oct 14 2002

COPY

Shark SF 8300
Porter Square
PO
Jun 24 2002
8:45 AM
9:03 AM I Wait
IN line
9:05 AM

United States Postal Service
Sorry We Missed You! We'll Deliver for You

Today's Date: 6/22
Sender's Name:

Available for Pick-up After: Date: Time:

Post Office (See back)

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For Delivery: (Enter total number of items delivered by service type)
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EXHIBIT TEN (10) G OF 145
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John J. CRAPO, pro se
Oct 17 2002


EXPRESS
MAIL
UNITED STATES POSTAL SERVICE

JJC/jjc oct 14 2002

EXHIBIT TEN (10) ~~D~~ H OF
145 Pages
JOHN J. CRAPO,
Pro Se
Oct 17th 2002
JJC/jjc COPY
2002

United States Postal Service
Sorry We Missed You! We Deliver for You

Today's Date: 6/22
Sender's Name:

Item is at: Post Office (See back)
Available for Pick-up After: Date: Time:

We will redeliver or you or your agent can pick up. See reverse.

☐ If checked, you or your agent must be present at time of delivery to sign for item.

Letter; Large envelope, magazine, catalog, etc.; Parcel; Restricted Delivery; Perishable Item; Other:

For Delivery: (Enter total number of items delivered by service type)
For Notice Left: (Check applicable item)
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Article Requiring Payment: Postage Due; COD; Customs; Amount Due $
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Delivered By and Date

PS Form 3849, November 1999 — Delivery Notice/Reminder/Receipt

We will redeliver OR you or your agent can pick up your mail at the post office. (Bring this form and proper ID. If your agent will pick up, sign below in item 2 and enter agent's name here):

1. a. Check all that apply in section 3;
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2. Sign Here to Authorize Redelivery or to Authorize an Agent to Sign for You

3. ☐ Redeliver (Enter day of week):
(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)
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Porter Square Post Office
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Cambridge, MA 02140-9998
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Delivery Section
Signature: X John Jennings Crapo
Printed Name: John Jennings Crapo
Delivery Address: Fin Svce Desk USPS 02140-9998

USPS

PS Form 3849, November 1999 (Reverse) 5240 0036 0715 6171

EXHIBIT ELEVEN (11) A OF 145 Pages

JOHN J. CRAPO, pro se


John J. CRAPO pro se
Two(02) keys
AA 265(255)
AA 235) Found
marble ledge at entrance
of Ten Agassiz St
July 2002

© COPY

oct 17 (seventeenth) Year 2002

JJC/jjc oct 14th Year 2002 8:57 PM

JOHN J. CRAPO, Pro Se



"unlawful to Duplicate" this Key
A A 235
JJC/jjc
11:40AM
July 23rd
2002

Oct 17 (Seventeenth) year 2002

JJC/jjc Oct 14th (Fourteenth) year 2002

EXHIBIT ELEVEN (11) B OF 145 Pages

JOHN J. CRAPO, Pro Se
~~MY TABLE OF CONTEN~~
EXHIBIT TWELVE (12) OF 145
Oct Seventeenth (17th) 2002



ZaRex
orange
41564 00100

OPY

JJC/
JJC
Oct 14th
2002

REDUC... ...ED
PLU
3227
$2.00
NON-TAXABLE

EXHIBIT THIRTEEN (13) A OF 145 pp

Oct. 17th 2002

JOHN J. CRAPO. PRO SE

JJC JJC Oct 14 2002

Department of Veterans Affairs
WEST ROXBURY DIVISION
1400 VFW PARKWAY
WEST ROXBURY, Massachusetts 02132

Oct 03, 2002

In Reply Refer To: 523A4/I21
SSN: 004-34-8050
CRAPO, JOHN J

JOHN J CRAPO
P O BOX 400151
CAMBRIDGE, MASSACHUSETTS 02140

Dear Mr. Crapo:

WE HAVE RECEIVED A PROSTHETIC REQUEST FROM YOUR DOCTOR FOR NEW INSERTS TO REPLACE WORN ONES. PLEASE COME INTO PROSTHETICS MONDAY - FRIDAY 8:00AM TO 4PM AT YOUR CONVENIENCE FOR AN EVAL/FITTING. (JPVA)

THANK YOU FOR YOUR COOPERATION IN THIS MATTER.

SINCERELY,

GLENDA CASTLEBERRY
HEALTH TECHNICIAN

COPY

EXHIBIT thirteen (13) B OF 145 pp
Oct. 17th 2002
JOHN J. CRAPO, PRO SE

JJC/JJC OCT 14 2002
10:07 PM

DEPARTMENT OF VETERANS AFFAIRS
MEDICAL CENTER (121)
150 SOUTH HUNTINGTON AVENUE
BOSTON, MA 02130-4893
OFFICIAL BUSINESS PENALTY FOR PRIVATE USE

PRESORTED
FIRST CLASS
Return Service
Requested

BROCKTON MA OCT 08 '02

oct 09 2002

U.S. POSTAGE
00.29 2
H METER 559311

Oct. 03, 2002
JOHN J. CRAPO
P.O. BOX 400151
CAMBRIDGE, MASSACHUSETTS 02140

H-EFAM3 D2

COPY

EXHIBIT THIRTEEN (13) D
C OF 145 PP
JOHN J. CRAPO
PRO SE

OCTOBER SEVENTEENTH 2002
JJC/JJC OCT 14 2002

DEPARTMENT OF VETERANS AFFAIRS
MEDICAL CENTER
150 SOUTH HUNTINGTON AVENUE (121)
BOSTON, MA 02130-4893
OFFICIAL BUSINESS PENALTY FOR PRIVATE USE

PRESORTED
FIRST CLASS
Return Service
Requested

BROCKTON
OCT 08 '02
MA

U.S. POSTAGE
00.29 2
H METERS 59311

oct 09
2002

Department of Veterans Affairs
West Roxbury Division
1400 VFW Parkway
02132

H-EFAN3 02140

Dear Mr. Crapo:

DEPARTMENT OF VETERANS AFFAIRS
MEDICAL CENTER
150 SOUTH HUNTINGTON AVENUE (121)
BOSTON, MA 02130-4893
OFFICIAL BUSINESS PENALTY FOR PRIVATE USE

PRESORTED
FIRST CLASS
Return Service
Requested

BROCKTON MA OCT 08 '02

U.S. POSTAGE 00.292
H METER 559311

Oct 09 2002

Oct 03, 2002

JOHN J CRAPO
P O BOX 400151
CAMBRIDGE, MASSACHUSETTS 02140

H-BFAM3 02140

EXHIBIT THIRTEEN(13) D OF 145 PP

JOHN J. CRAPO. PRO SE
OCT SEVENTEENTH(17th) YEAR TWO THOUSAND-TWO
JJC/jjc Oct 14th 2002

WE HAVE RECEIVED A PROSTHETIC REQUEST FROM YOUR DOCTOR FOR
NEW INSERTS TO REPLACE [illegible] ONES.
PLEASE COME INTO PROSTHETICS MONDAY - FRIDAY 8:00AM TO 4PM AT YOUR
CONVENIENCE FOR AN [illegible] FITTING (JPVA)

[illegible] YOU FOR YOUR COOPERATION IN THIS MATTER.

EXHIBIT THIRTEEN (13) E OK 145 OP
JOHN J. CRAPAPrio Se
Oct 17th Year 2002
JJC/jjc Oct 14 2002 10:13 P.M.

EXHIBIT FOURTEEN (14) A OF 145 PP
JOHN J. CRAPO. PRO SE

SUPERIOR COURT OF NEW JERSEY
MONMOUTH COUNTY CHANCERY DIVISION
DOCKET #

CAROLINE C. THOMPSON, :
Plaintiff, :
-vs- : CIVIL ACTION
KEMBLE M. THOMPSON, : AFFIDAVIT
Defendant. :

STATE OF MASSACHUSETTS:
COUNTY OF Norfolk : SS.

CAROLINE C. THOMPSON, of full age, being duly sworn according to law, upon her oath, deposes and says:

1. That I am the complaintant in the above entitled action.

2. That I have read the contents herein and the facts therein are true.

3. I was married to the defendant, Kemble M. Thompson, on the 31st day of December, 1947, by Albert I. Mayer, Mayor of the Borough of Seaside Park, in the County of Ocean, State of New Jersey. At the time of our marriage I was forty years of age and Mr. Thompson was approximately forty-one years of age.

4. At the time of our marriage, Kemble M. Thompson was a resident in Seaside Park, residing at 207 "N" Street, in the Borough of Seaside Park, County of Ocean, State of New Jersey and still resides at the same address.

5. That prior to marrying the defendant herein I was lawfully married to John H. Crapo and was divorced on the 30th day of June, 1943 and that there was a child born of the first marriage by the name of Jackie, now 13 years of age and that at the time of my marriage to the above named defendant, he

6

COPY

OCT 17 2002

JCJIIC OCT 24 2002

EXHIBIT FOURTEEN (14) B OF 145 PP -
JOHN J. CRAPO, Pro Se

agreed to adopt the said child and support and maintain him.

6. After we were married he took me to a single room at the above mentioned address and made no arrangements for me to live with him. He promised me that he would make arrangements to rent a house or an apartment, which he never did.

7. He was cruel and inhuman and refused to give me any money with which to support myself.

8. Prior to my marriage, I was residing in Boston, Massachusetts, and had a position with the U. S. Government and it was understood after our marriage that I was to go back to Boston and get a transfer to New Jersey for a position, so that I could be near Seaside Park, New Jersey.

9. That the room we occupied immediately after our marriage, at 207 "N" Street, Seaside Park, New Jersey, was a single room. I suggested a number of times that we take a house or apartment or provide suitable accommodations and he continuously refused.

10. On account of his neglect in failing to provide proper accommodations for me and my minor son, Jackie, I was compelled to leave him and go to my home in Boston, Massachusetts, to continue working. At no time did he ever request me to come back.

11. I lived at that time at 36 Lowell Street, Braintree, Massachusetts, County of Norfolk. I wrote several letters to the defendant during that time and finally on the 8th day of August, 1948, I went to Seaside Park, New Jersey. He met me and took me again to 207 "N" Street at Seaside Park, County of Ocean, State of New Jersey, which room we occupied for two days during which time we co-habited and as a result of the same I became pregnant and on the 19th day of April, 1949, I gave birth to a son and christened him Christopher Wing Thompson.

JJC Jr.

Oct Seventeen (17th) Year 2002 Wed 10:52 PM
Oct 14 2002 4:10

EXHIBIT FOURTEEN (14) C OF 145 pages

JOHN J. CRAPO. Pro Se

12. I again was compelled to leave him on the 15th day of August, 1948, because he again refused to provide me with proper accommodations nor to maintain and support me. I told him that I had married him and I was perfectly willing to be his wife and perform the duties of a wife, but it was his duty as a husband to support and maintain me. This he refused to do and he continuously quarreled, insulted and humiliated me.

13. That he was then a Justice of the Peace and Building Inspector for the Borough of Seaside Park, New Jersey.

14. While I was at Seaside Park, on my last visit, I saw very little of him, except on the first night and morning following, and on account of his treatment towards me and his continuous refusal to discuss plans or arrangements to maintain me, I was compelled to leave him on the 15th day of August, 1948 and return to my home, which was at that time 36 Lowell Street, Braintree, Massachusetts. I am now residing at 57 Washburn Avenue, Fair Haven, Massachusetts.

15. At the present time, Kemble K. Thompson is engaged in the contracting business and earns in excess of $75.00 a week. He has refused at all times to contribute money toward my support and I have been compelled to work in order to support myself and I have had to pay the hospital bill and all medical bills incurred as a result of the birth of the child and at the present time, I am in no physical condition to continue to work.

16. At no time, has the defendant offered to take me back nor has he sent any money for my support and maintenance.

Caroline C. Thompson
Caroline C. Thompson

Sworn and Subscribed to before me this 1st day of August, 1949.

William J. Clark N.P.
A Notary Public

JJC JJC Oct 14th 2002

oct 17 2002
EXHIBIT FOURTEEN (14) OF 145
Pages
John J. CRAPO, Pro Se
JJC/jjc Oct 14 2002

12. I again was compelled to leave him on the 15th day of August, 1948, because he again refused to provide me with proper accommodations nor to maintain and support me. I told him that I had married him and I was perfectly willing to be his wife and perform the duties of a wife, but it was his duty as a husband to support and maintain me. This he refused to do and he continuously quarreled, insulted and humiliated me.

13. That he was then a Justice of the Peace and Building Inspector for the Borough of Seaside Park, New Jersey.

14. While I was at Seaside Park, on my last visit, I saw very little of him, except on the first night and morning following, and on account of his treatment towards me and his continuous refusal to discuss plans or arrangements to maintain me, I was compelled to leave him on the 15th day of August, 1948 and return to my home, which was at that time 36 Lowell Street, Braintree, Massachusetts. I am now residing at 57 Washburn Avenue, Fair Haven, Massachusetts.

15. At the present time, Kemble M. Thompson is engaged in the contracting business and earns in excess of $75.00 a week. He has refused at all times to contribute money toward my support and I have been compelled to work in order to support myself and I have had to pay the hospital bill and all medical bills incurred as a result of the birth of the child and at the present time, I am in no physical condition to continue to work.

16. At no time, has the defendant offered to take me back nor has he sent any money for my support and maintenance.

Caroline C. Thompson
Caroline C. Thompson

Sworn and Subscribed to before me this 8th day of August, 1949.

Oct 17 2002
JOHN J. CRAPO, Pro Se
EXHIBIT FIFTHTEEN (15) A OF 145 PP

SUPERIOR COURT OF NEW JERSEY
CHANCERY DIVISION, MONMOUTH COUNTY
(DOCKET #M-389-49)

CAROLINE C. THOMPSON, :
Plaintiff :
vs. : CIVIL ACTION
KEMBLE M. THOMPSON, : ANSWERING AFFIDAVIT
Defendant :

STATE OF NEW JERSEY : ss.
COUNTY OF OCEAN :

KEMBLE M. THOMPSON, being duly sworn according to law, on his oath deposes and says:

1. I am the Defendant in the above entitled action.

2. I was married to the Plaintiff on December 31, 1947, in the Borough of Seaside Park, County of Ocean and State of New Jersey, and at that time I was residing at 207 "N" Street, Seaside Park, New Jersey, and am still residing at the same place.

3. Prior to my marrying the Plaintiff herein, I was informed by her that she had a child born of her first marriage by the name of Jackie but I never saw or met the child. I never agreed to adopt this child nor did I agree to support and maintain him.

4. At the time of my marriage to the Plaintiff, I was residing at 207 "N" Street, Seaside Park, New Jersey. The building in question is owned by Mr. and Mrs. Walter Sheppard and I pay rent for the use of one bedroom exclusively and also for the use of the facilities in the house. I have the right to keep food in the refrigerator, make use of the living room and other adjacent rooms in the property and I still reside in said premises with the same privileges.

17

5. Prior to my marriage to the Plaintiff, I discussed the situation relative to my intention to reside in the premises at 207 "N" Street, Seaside Park, N.J. under the same rental terms

JJC/jjc Oct 14, 2002 11:02 PM

Oct 17 2002
John J. Crapo, Pro Se, AA, ABE

and conditions as I had heretofore lived there. The Plaintiff was agreeable to this and I never made any promise to make arrangements to rent a house or an apartment immediately after our marriage. In the course of my conversations with the Plaintiff we did speak of the fact that it would be nice to eventually own our own home and it was my intention when I was financially able to actually lease a home or purchase a house. The Plaintiff had knowledge of my financial situation.

6. Prior to my marriage to the Plaintiff she had agreed to attempt to obtain a position with the U.S. Government somewhere in New Jersey in order that she could reside with me in Seaside Park, N.J. After our marriage, I drove the Plaintiff to the Naval Air Station at Lakehurst, N.J. and also to Fort Monmouth, N.J. where she made application for employment and transfer from her position with the U.S. Government in Boston.

7. Mr. and Mrs. Walter Sheppard from whom I rent my room and household privileges, at the time of my marriage worked in Camden, N.J. and they only came to their house in Seaside Park on weekends when weather permitted and to spend their vacations.

8. Mr. Walter Sheppard was my Best Man at the time of my marriage to the Plaintiff; namely, on December 31, 1947 and the day after the wedding he returned to Camden and did not reside or stay at his house in Seaside Park. On our wedding night we resided at a Vision Beach Cottage in Ortley Beach, Dover Township, N.J. and the next day we moved to 207 "N" Street in Seaside Park, and at that time Mr. and Mrs. Sheppard were not at home but were in Camden, N.J. The Plaintiff and I resided in said house from January 1st to January 8th 1948. At that time she lived with me; we had our own bedroom and had the use of the balance of the house. During said period she was argumentative and difficult to get along with.

EXHIBIT FIFHTEEN (15) B OF 145PP

JJC/jjc Oct 14 2002

Oct 17 2002
Exhibit FIFTHTEEN (15) C OF 145 pp

January 8, 1948, the Plaintiff left without giving me any notice that she intended to go back to Boston, Mass. I found a note after she departed which read as follows, "Dear Ken: I am on my way back to Boston. Took the blankets and P.O. But the picture - you know - I want back - first opportunity. Best of luck.- Carol"

9. After the Plaintiff left me, I wrote her a letter and asked whether she was coming back to live with me and just what her intentions were. I did not hear from her until May 1, 1948. In her letter to me of May 1, 1948, she stated that she was very reluctant to patch up our marriage and further stated that she did not wish me to write her again and that she wished to forget.

10. The Plaintiff, during the time that we resided together, was abusive and refused to sleep with me as man and wife; continually fought and bickered with me; went into [illegible] and threatened to burn the house down; and made other threats [illegible] me.

11. The next time that I saw the Plaintiff after her leaving on January 8th was on the 13th day of August 1948 when she came to Seaside Park to visit me. This was a weekend and Mr. and Mrs. Sheppard were at the house. Prior to her coming she wrote a letter under date of August 11th informing me that she was coming to Seaside Park for a visit. After arriving in Seaside Park, I took her to 207 "H" Street, where I resided, and she stayed at the house and had meals there; and on August 15th she again left me and went back to Boston, Mass. During her stay she again became abusive, argumentative, and when I took her out with me on Saturday night she insulted my friends and caused considerable trouble. Again she refused to live with me as man and wife and also refused to sleep in the same room with me. She disappeared on August 15th without my knowledge and without notifying me that she was again going back to Boston, Mass.

[illegible]

JJC 15 C 11:03 PM

JOHN J. CRAPO, Pro Se,
Oct 14 2002

Oct 17 2002
Exhibit FIFTHTEEN D OF 145 PP

12. The Plaintiff in her affidavit stated that on said weekend she cohabited with me and as a result became pregnant and gave birth to a son on April 19, 1949. I state that said child is not mine and is not a result of my cohabiting with the Plaintiff. In addition, the Plaintiff never told me that she was pregnant and I did not know that she had given birth to a child until some time after the child was born when a friend of mine told me that he had heard from my wife and she stated that she had a son. In addition, after the Plaintiff left me she never asked or demanded that I support her and further informed me that she was able to support herself and did not wish to have anything to do with me. When the Plaintiff lived with me for the aforementioned short periods of time I at all times told her that I was willing to support her and actually did support her during the time that she was staying with me.

13. At the time that I married the Plaintiff, I was a Justice of the Peace in Seaside Park, N.J. and actually earned approximately $100.00 per year from said position; and in addition I then held the position of Building Inspector of Seaside Park and received as compensation the approximate sum of $600.00. In addition, I am an electrician and I contracted small electrical jobs from time to time. My income was moderate at said time and during the years 1948 and 1949 my net income from all sources amounted to approximately $1,800.00.

14. Homes are very expensive in the Shore area and rentals are extremely high due to the fact that practically the entire area is a Vacationland; few homes are heated and high Summer rentals are asked. Under the circumstances, considering my financial condition, I was not able to purchase a house or rent a house at a high rental fee. I thought that the arrangement I had at the home of the Sheppards for a room and the privilege of using the rest of the house was ample at the time and prior to our

JJC/ WC October 14 2002 11:07 PM
John J. Crapo, pro se

oct 17th 2002
John J. Crapo, Pro se
Exhibit Fifthteen ~~Doc~~ E of 145-pp

marriage the Plaintiff indicated that same would be satisfactory as far as she was concerned.

15. Before I married the Plaintiff she was always pleasant and very easy to get along with and we never had any trouble but after our marriage she became argumentative, mean, tempermental and constantly picked fights with me. I have always been willing to have the Plaintiff return and I have always been willing to support her. However, she has informed me that she did not wish support and that she could take care of herself and her son of her first marriage and didn't want to have anything to do with me.

SWORN AND SUBSCRIBED TO :
BEFORE ME THIS 6th DAY :
OF MARCH, 1950. :

Ella R. Cowdrick
ELLA R. COWDRICK
NOTARY PUBLIC OF NEW JERSEY

Kemble M. Thompson (LS)
KEMBLE M. THOMPSON

COPY COPY COPY

JJC/jjc Oct 14 2002 11:28 PM

SUPERIOR COURT OF NEW JERSEY
MONMOUTH COUNTY
CHANCERY DIVISION
DOCKET NO. M-389-49

CAROLINE C. THOMPSON, Plaintiff,

vs.

KEMBLE M. THOMPSON, Defendant

CIVIL ACTION

ORDER OF CONTINUANCE

The hearing in the above entitled matter, having been set down by the Honorable Donald H. Mc Lean, Judge of the Superior Court, at Freehold, New Jersey, at ten o'clock in the forenoon on October 14th, 1949, however due to the inability of counsel for the defendant to appear on said date, it is hereby stipulated and agreed that the matter be continued until February 24, 1950, same Court, same time.

It is hereby Ordered.

Donald H. Mc Lean
J. S. C.

Dated:

The above date is hereby consented to.

LOUIS I. TUMEN
Attorney for Plaintiff

WILLIAM T. HIERING
Attorney for Defendant

~~SIXTH~~ EXHIBIT SIXTEEN (16) OF 145 Page
John J. Crapo. Pro Se Oct 17, 2002
JJC/jjc Oct 14, 2002

HARVARD MEDICAL SCHOOL
DEPARTMENT OF CONTINUING EDUCATION
P.O. BOX 825
BOSTON, MASSACHUSETTS 02117

Hotel Rooms Are Limited!
You Are Urged To Make Your
Reservation Early

BOSTON MA 02124 PM 14 AUG 2002

BOSTON MA AUG 14 '02

$0.37 U.S. POSTAGE
PB METER 8493148

aug 15 2002

Important Documents Enclosed

John Jennings Crapo

P.O. Box 400-151
Cambridge, MA 02140-0002

web site: http://www.cme.hms.
phone: (617) 384-860
fax: (617) 384-8686

021404000202

~~Seventeen~~ Exhibit Seventeen (17) ~~01.~~A OK: 145 pages:

John J. Crapo, Pro Se
oct 17 th 2002
JJC/jjc Oct 14 2002

Exhibit Seventeen (17) ~~of~~ B of 145 V
John J. Crapo, Pro Se PP

HARVARD MEDICAL SCHOOL
DEPARTMENT OF CONTINUING EDUCATION
P. O. BOX 825
BOSTON, MASSACHUSETTS 02117
e-mail: hms-cme@hms.harvard.edu
web site: http://www.cme.hms.harvard.edu
phone: (617) 384-8600
fax: (617) 384-8686

John Jennings Crapo

P.O. Box 400-151
Cambridge, MA 02140-0002

Registration ID
00271582

Enrollment Confirmation / Receipt

Treating Couples
November 1-2, 2002

This is to confirm receipt of your application and payment in the amount of $250.00. Please note the following information concerning your attendance:

Sign-in required:
Friday, November 1, 2002 8:00 am to 8:45 am

Adjournment:
The course will adjourn at approximately 5:00 pm, on Saturday, November 2, 2002

Location:
Royal Sonesta Hotel, Cambridge, 5 Cambridge Parkway, Cambridge, MA 02142

Substitutions and Cancellations:
Substitutes will be accepted only if we are notified *in writing* by 10/25/2002. *Cancellations* will be accepted only if we are notified *in writing* by 10/25/2002. ***No refund will be given thereafter.*** A handling fee of $60.00 is deducted for cancellations. Please allow six weeks for processing refunds.

COPY

Accommodations:
You are urged to make your reservations as early as possible since hotel space in the area is limited and always in great demand.
A limited number of discounted rooms are being held on a first come, first served basis, at the

Royal Sonesta Hotel, Cambridge	Single: **$199.00**
Phone: (617) 806-4200	Double: **$199.00**
	Held until: **10/14/2002**

When you call the hotel please indicate that you will be attending this course, so that you may receive the discounted rate.

Enrollment Questions:
Please call William Dirtion at (617) 384-8608 or fax: (617) 384-8686
or email william_dirtion@hms.harvard.edu

express and overnight deliveries to: 21 The Landmark Center 401 Park Drive Boston, MA 02215
Second Floor West

Oct 17th 2002
JJC/jjc Oct 14 2002

Exhibit Seventeen (17) C of 145 pp
John J. Crapo, Pro Se

Special Air Fare:
For air fare at a special discount for those attending Harvard courses, please call the Harvard Travel Center at 800-HMS-TRVL (800-467-8785). Outside of the U.S., Canada and Virgin Islands, call 617-496-8000, option 4.

Persons with Disabilities:
If you need any accommodation, please contact us at least three weeks before the course.

For Your Comfort:
Because it is difficult to regulate the temperature of the conference room to accommodate each person's needs, we recommend bringing additional clothing to the course such as a sweater or a jacket.

COPY

oct 17th 2002
JJC/jjc oct 14, 2002

Exhibit Seventeen (17) ① of 14 pp

John J. Crapo, Pro Ai

Directions to the Royal Sonesta Hotel

From the Airport:
Take the main airport roadway (one-way) out of the airport and follow signs for "Sumner Tunnel, Boston/Route 93 North." Go through the tunnel staying in left lane onto Route 93 North. (Follow directions From the SOUTH) The hotel is approximately three and a half miles from the airport.

From the West via the Massachusetts Turnpike (I-90 Toll Road):
While Eastbound, take left on exit 18 following signs to Allston/Cambridge; stay in right lane following signs to Cambridge/Somerville, cross over River Street Bridge (Cambridge Street) and take a right at traffic light onto Memorial Drive (Route # 3); and follow Memorial Drive East (Route # 3 South) using the "cars only" option twice, then stay in extreme right lane along the river since Memorial Drive will become Edwin Land Boulevard. The hotel will be on your right directly across from the CambridgeSide Galleria.

From the West via Storrow Drive:
Proceed East on Storrow Drive to Leveritt Circle. Remain in the left or middle lane to proceed left onto Route 28 North/Msgr O'Brien Highway. Pass the Museum of Science on your left. Proceed to second traffic light and take a left onto Edwin Land Boulevard. The hotel is on the left at the next traffic signal, across from the CambridgeSide Galleria.

From the South (Route 93N):
Take 93 North to Exit 26A, "Leveritt Circle/Nashua Street". Stay to the right, moving to the middle lane, following signs for Storrow Drive. Take left exit "Government Center/Kendall Square" and take right at top of ramp onto Longfellow Bridge. Proceed to traffic signal and take a right onto Third Street. Proceed to traffic signal and take a right onto Binney Street and proceed to end. At traffic signal, take left onto Edwin Land Boulevard. The hotel entrance/garage are located on the right at the next traffic signal, across from the CambridgeSide Galleria.

COPY

From the North (Route 93S):
Take 93 South to Exit 26A (not accessible from carpool lane), "Storrow Drive/Cambridge/Route 28N/Route 3N". Stay to the right, moving to the middle lane, following signs for "Route 28 North/Cambridge/North Station". At the traffic signal, take a left onto Nashua Street. Take the first right onto Route 28 North/Msgr O'Brien Highway. Pass the Museum of Science on your left. Proceed to second traffic light and take a left onto Edwin Land Boulevard. The hotel is on the left at the next traffic signal, across from the CambridgeSide Galleria.

From the North (Route 1S - Toll Road):
Take Route 1 South over the Tobin Bridge. Once through the tollbooth stay in the far left lane following signs for "Boston/93 North/Route 1 South". In 1/4 mile take exit marked "Route 28N/Cambridge/North Station". Stay to the right at the fork, moving to the middle lane, following signs for "Route 28 North/Cambridge/North Station". At the traffic signal, take a left onto Nashua Street. Take the first right onto Route 28 North/Msgr O'Brien Highway. Pass the Museum of Science on your left. Proceed to second traffic light and take

Oct 17th 2002

JJC/jjc

a left onto Edwin Land Boulevard. The hotel is on the left at the next traffic signal, across from the CambridgeSide Galleria.

From the MBTA:

Green Line

Take the Green Line MBTA trolley to Lechmere Station. Exit train and follow signs to Cambridge Street. Cross to First Street and walk along the CambridgeSide Galleria to Charles Street/Cambridgeside Place. Take left and Hotel will be at the end of the block.

Red Line

Take the Red Line to Kendall Square Station. Exit station and cross the street to the Harvard Coop. The 'Wave' Shuttle Service picks up at this location on a posted schedule. The shuttle bus will drop you off at the CambridgeSide Galleria, across the street from the Hotel. Walk across Edwin Land Boulevard to the Hotel.

Exhibit Seventeen(17) E
of 145 pages
John J. Crapo, ma se
oct 17th 2002

JJC/jjc
oct 14
2002

Exhibit Seventeen (17) F
OF 145 pages
John J. Crapo, pro se

BOSTON RESERVATIONS, INC.
1643 Beacon Street, Suite 23 Waban, Massachusetts 02468
Tel: 617-332-4199 Fax: 617-332-5751
E-mail: bostonreservations@bostonreservations.com
www.bostonreservations.com

Boston Reservations, Inc. was organized in 1980 at the request of the Department of Continuing Education of the Harvard Medical School. We now provide accommodations for professionals attending courses, conferences and seminars as well as all other visitors to Boston.

Major Hotels in Boston and Cambridge at some of the most favorable rates in the area.

The Harvard Club of Boston, a private membership club in the Back Bay. The non-member guest fees at the club are $190.00 in the Main Clubhouse and $165.00 in the Annex. (single or double) plus tax. The main clubhouse rooms have either queen or twin beds, private baths, television and telephone. There are inexpensive single rooms in the Annex at $110.00 plus tax. These rooms have television, telephone and communal bathrooms. Guests are welcome to use the dining room, the bar and the grill. There is a $10.00 fee to use the fitness center. Parking is available for $18.00 per night.

COPY

Small Inns on Beacon Hill and in the Back Bay located within walking distance of Boston or Cambridge Hotels. A variety of rooms are available starting at $95.00 plus tax for a single to $165.00 plus tax for a suite. All include a continental breakfast. Parking is available at nearby garages for about $12.00 to $18.00 per night.

Bed and Breakfast accommodations in private houses on Beacon Hill, Back Bay, Copley Square and Cambridge. All are within walking distance of public transportation and most are within walking distance of the course sites. Rates start at $100.00 for single or $110.00 for double occupancy with a shared bath and $110.00 to $130.00 for a private bath. A complimentary continental breakfast is included.

There is a $5.00 processing fee for all reservations.
All prices are as of August 2002 and are subject to change

Find us on the Web...www.bostonreservations.com

oct 17th 2002

JJC/jjc oct 14 2002

HARVARD TRAVEL CENTRE

Harvard Medical School

Department of Continuing Education

For airline information, please call the Harvard Travel Center
800 HMS TRVL
(800 467 8785)

Outside the US, Canada and the US Virgin Islands
617 496 8000 option 4

Hours of Operation
M-F 9:00AM to 6:00PM Boston Time

The Harvard Travel Center offers airline discounts that have been specifically negotiated for Harvard Medical School, Department of Continuing Education travelers. Please identify yourself as a C.M.E. traveler.

Advance purchase and a Saturday night stay are usually required for lowest rates. Arrange advance seat assignments, special meal requests and car rentals through the Harvard Travel Center at 800 HMS TRVL.

For after-hours service and emergencies within 24 hours of travel: Domestic call 888 252 5654
International call collect 617 242 3857
ID Code: A3R9

WorldTravel BTI

Exhibit devonfern(17) #4 of 145 pp
John J. Crapo/pro se
oct 17th 2002, oct 14 2002 11:25 PM
JJC/jjc

Exhibit Seventeen (17) G
of 145 pages
John J. Crapo, Pro Se

Boston Reservations, Inc.
Tel: (617) 332-4199 Fax: (617) 332-5751
E-Mail bostonreservations@bostonreservations.com

Name ______________ Street Address ______________

City, State and Zip ______________ EMail Address ______________

Telephone # Work: ______________ Telephone # Home ______________ Fax # ______________

Date of Arrival ______________ Date Departure ______________ # nights ______________

Course ______________ Course Site ______________

Reservation Requests: Hotel ☐ Small Inn ☐ Bed and Breakfast ☐ Single ☐ Double ☐ One Bed ☐ Two Beds ☐

Smoking ☐ Non-Smoking ☐

Visa, MC, Amex # ______________ Exp. Date ______________

There is a $5.00 processing fee for all reservations.

COPY

Boston Reservations

1643 Beacon Street, Suite 23

Waban, Massachusetts 02468

oct 17th 2002
JJC/jjc oct 14 2002


LONGWOOD AVE
PILGRIM RD
BROOKLINE AVE
AVE LOUIS PASTEUR
BINNEY
BLACKFAN ST
SHATTUCK ST
FRANCIS ST
FENWOOD RD
HUNTINGTON AVE
TREMONT ST
RIVERWAY
N
Longwood Medical Area


MELLEN ST
GARDEN ST
MASS AVE
OXFORD ST
KIRKLAND ST
CAMBRIDGE ST
BROADWAY
BRATTLE ST
GARDEN ST
CHURCH ST
PEABODY ST
Harvard Yard
MT AUBURN ST
HARVARD ST
AUBURN ST
MEMORIAL DR
SOLDIERS FIELD RD
JFK ST
N
Harvard Square Cambridge

BOSTON AREA HOTELS

1.	Royal Sonesta Hotel	(617) 491-3600	5 Cambridge Parkway, Cambridge
2.	Holiday Inn Select/Gov't. Ctr.	(617) 742-7630	5 Blossom Street, Boston
3.	Millennium Bostonian Hotel	(617) 523-3600	24 North Street, Boston
4.	Marriott Boston Long Wharf	(617) 227-0800	296 State Street, Boston
5.	Omni Parker House	(617) 227-8600	60 School Street, Boston
6.	Le Meridien	(617) 451-1900	250 Franklin Street, Boston
7.	Radisson Hotel	(617) 482-1800	200 Stuart Street, Boston
8.	Boston Park Plaza	(617) 426-2000	64 Arlington Street, Boston
9.	Ritz-Carlton Hotel	(617) 536-5700	15 Arlington Street, Boston
10.	Fairmont Copley Plaza Hotel	(617) 267-5300	138 St. James Avenue, Boston
11.	Westin Copley Place	(617) 262-9600	10 Huntington Avenue, Boston
12.	Marriott Copley Place	(617) 236-5800	110 Huntington Avenue, Boston
13.	Copley Square Hotel	(617) 536-9000	47 Huntington Avenue, Boston
14.	Lenox Hotel	(617) 536-5300	710 Boylston Street, Boston
15.	Colonnade Hotel	(617) 424-7000	120 Huntington Avenue, Boston
16.	Midtown Hotel	(617) 262-1000	220 Huntington Avenue, Boston
17.	Back Bay Hilton	(617) 236-1100	40 Dalton Street, Boston
18.	Sheraton Boston Hotel	(617) 236-2000	39 Dalton Street, Boston
19.	Eliot Suite Hotel	(617) 267-1607	370 Commonwealth Avenue, Boston
20.	Doubletree Guest Suites	(617) 783-0800	400 Soldiers Field Road, Boston
21.	Doubletree Hotel MIT	(617) 577-0200	20 Sidney Street, Cambridge
22.	Best Western-Inn at Longwood Medical	(617) 731-4700	342 Longwood Avenue, Boston
23.	Boston Harbor Hotel	(617) 439-7000	70 Rowes Wharf, Boston
24.	Tremont House Hotel	(617) 426-1400	275 Tremont Street, Boston
25.	Holiday Inn (Brookline)	(617) 277-1200	1200 Beacon Street, Brookline
26.	Hyatt Regency Hotel	(617) 492-1234	575 Memorial Drive, Cambridge
27.	Radisson Hotel Cambridge	(617) 492-7777	777 Memorial Drive, Cambridge
28.	Days Inn	(617) 254-1234	1234 Soldiers Field Road, Cambridge
29.	Seaport Hotel	(617) 385-4000	1 Seaport Lane, Boston
30.	Hilton Boston Logan Airport	(617) 569-9300	85 Terminal Road, Boston
31.	Sheraton Commander Hotel	(617) 547-4800	16 Garden Street, Cambridge
32.	Harvard Square Hotel	(617) 864-5200	110 Mt. Auburn Street, Cambridge
33.	Inn at Harvard	(617) 491-2222	1201 Massachusetts Avenue, Cambridge
34.	Cambridge Center Marriott	(617) 494-6600	2 Cambridge Center, Cambridge
35.	The Charles Hotel	(617) 864-1200	One Bennett Street, Cambridge
36.	The Four Seasons Hotel	(617) 338-4400	200 Boylston Street, Boston
37.	Swissotel	(617) 451-2600	One Avenue de Lafayette, Boston

EXHIBIT Seventeen (17) I of 145 Pages

COPY

John J. Crappio Sr
oct 17th 2002
JJC/jjc oct 14 2002 11:27 PM


CAMBRIDGE
BOSTON
BROOKLINE
Harvard Yard
COPY

LEGEND
■ Hospitals
□ Points of Interest
1 - 37 Hotels
(P) Parking Garage
(T) Subway Station

Insets and Hotel List on reverse side

- A Massachusetts General Hospital
- B Massachusetts Eye & Ear Infirmary
- C Shriners Burns Institute
- D Beth Israel Deaconess Medical Center - West
- N Beth Israel Deaconess Medical Center - East
- O Dana Farber Cancer Institute (Jimmy Fund Building)
- P Brigham and Women's Hospital
- Q Children's Hospital
- R Harvard Medical School
- S Massachusetts Mental Health Center
- T Harvard University Science Center

- A Museum of Science
- B State House
- C Faneuil Hall/Quincy Market
- D Aquarium
- E Fenway Park
- F Gardner Museum
- G Museum of Fine Arts
- H Symphony Hall
- I Harvard Coop

HARVARD MEDICAL SCHOOL
DEPARTMENT OF CONTINUING EDUCATION
(617) 384-8600, 10:00 a.m. to 4:00 p.m. (Eastern Time)

Exhibit Seventeen (17) J. OF 145 PP
John J. Crapo, Pro Se oct 17 2002
JJC/JJC oct 14 2002; 11:28 PM

EXHIBIT EIGHTEEN A OF 145 PP
OCT 17th 2002
JJC/jjc OCT 14 2002

MAC-GRAY

September 24, 2002

Mr. John Jennings Crapo
P.O. Box 40051
Cambridge, MA 02140-0002

Re: Shareholder Proposal

Dear Mr. Crapo:

Please be advised that we are in the process of evaluating your shareholder proposal. I will write to you again within thirty (30) days to let you know the status of our review.

Sincerely,

Graeme S.R. Brown
Corporate Counsel

COPY

Life just got easier.™

22 WATER STREET • CAMBRIDGE, MASSACHUSETTS 02141 PHONE: (617) 492-4040 FAX: (617) 492-5386

JOHN J. CRAPO, Pro Se

MAC-GRAY

22 Water Street
Cambridge, MA 02141

BOSTON MA PM 25 SEP 2002

CAMBRIDGE SEP 25'02 MA

PB METER 7114176 $0.37 U.S. POSTAGE

Sept 30 2002

Mr. John Jennings Crapo
P.O. Box 40051
Cambridge, MA 02140-0002

COPY

02140/3333

EXHIBIT Eighteen (18) B OF 145 PP
oct 17 2002
JJC/jjc oct 14 2002

Eshibit Nineteen (19) OF 145 PP
Oct 17 2002
John J. Crapo, Pro Se
JJC/JJC Oct 14 2002 11:39 PM

Oct 2002

To: Mr. Denner:

I am beginning writing out questions I have for you. I will drop more off over the weekend at the concierge prior to our telephone meeting.

1. We should not be at anything other than a pretrial conference stage, particularly given your motion to withdraw. I will be providing you with a list of material you promised to provide or obtain from the police/Wilmington. I don't know the time sequence for obtaining same but I want written assurance that it has not been waived.

2. I will need to continue with these questions after I file the enclosed at the Court.

COPY

3. You offered the return of my entire 10,000 without the signing of a waive. Is that so please put that in writing.

4. Why do you want to hurt me? You must know I needed a rest prior to the police + Angiconi harassment. Why are you so angry and at what?

John Cavallaro

Winter, Wyman
Financial Contracting

CAREER PARTNERS
950 Winter Street, Suite 3200, Waltham, MA 02451
Tel: 781-890-7000 Fax: 781-890-6855

Marblehead Resource
First Marblehead Ed Resource
Client Company (Please Print)

330 Stewart St.
Street Address

Boston MA 02116
City State Zip

Carolyn Bonaventura
Client Signature: Hours (*as shown here*) are correct. By signing this approval, client agrees to the terms and conditions on reverse side.

Lori Andrews
Employee Name (Please Print)

Lori Andrews
Employee Signature: Hours (*as shown here*) are correct.

10/11/02 617 422-8820
Week Ending Date Assignment Phone Number

Daily Time Record

	Date	Start	Finish	(Lunch)	Total
Monday	9/7	8:30	4:45	1/2 hr	7.75
Tuesday	9/8	8:30	4:30	1/2 hr	7.0
Wednesday	9/9	8:45	5:15	1/2 hr	8.0
Thursday	9/10	8:30	4:30	1/2 hr	7.50
Friday	9/11	8:30	4:45	1/2 hr	7.75
Saturday					
Sunday					

WRITE TOTAL HOURS (Forty vs. 40): Thirty-eight 1/2 hrs Weekly Total 38.50

Are you returning to this assignment? ☒ Yes ☐ No

Weekly hours should be faxed to 781-890-6857 or 781-530-3999

Mail Check: ☒ Yes
Hold Check: ☐ Waltham ☐ Boston ☐ Tewksbury

Pink copy to client company. Gold copy for contractor.
Return White copy to Winter, Wyman.

Exhibit twenty/20 A of 145 pp.
JOHN P. CRAPO, as of Oct 17th 2002
JJC/jjc oct142002 11:43 PM
JJC/jjc

CONDITIONS OF ASSIGNMENT

1) The person assigned is an employee of **Winter, Wyman Financial Contracting** ("**WW FC**"), and **WW FC** will have the full responsibility for the payment of wages, payroll deductions, federal and state withholdings and FICA, as well as the payment of employer's FICA, workers' compensation and unemployment benefits.

2) **WW FC** invoices weekly for services provided. Invoices will be accompanied by a signed time slip and are payable upon receipt.

3) A **WW FC** employee may not handle cash, negotiables or other valuables without the prior written consent of **WW FC**. A **WW FC** employee may not, under any circumstances, transport or convey monies, securities or any negotiable instruments (including, but not limited to, delivering bank deposits to a bank or other institution), or operate client's machinery or motor vehicles(s).

4) The client shall indemnify and save **WW FC** harmless from claims and demands arising out of the Occupational Safety and Health Acts and the Americans with Disabilities Act as it relates to premises owned and controlled by the Client and Client Employees to which **WW FC** employees are assigned.

5) If said **WW FC** employee is hired directly or indirectly within one year of assignment by the client or any of its divisions and/or affiliates, there will be a permanent conversion fee.

JOHN J. CRAPO, pro se
Exhibit Twenty (20)-B of 145 pp.
Oct 17th, 2002
JJC JJC Oct 14 2002 11:44 PM

CONDITI[redacted]IGNMENT

[illegible]

JOHN J. CRAPO, Re Ae
Exhibit Twenty (20) C of 145 pp
17 Oct 2002
JJC 11 C Oct 14 2002

COPY

oct 17 2002
John J. CRAPO, Pro Se
~~oct~~ JJC/jjc oct 14
2002 11:50 pm
EXHIBIT Twenty-one (21)
OF 145 pp

Houses for Sale 1710	Houses for Sale 1710

Water-follin tab
~~oct 02~~ ND 2002

ANDOVER - $529,900



OPEN HOUSE 1-5 pm, Sunday, Oct. 6
Near town. 9 room Colonial in great neighborhood setting convenient to Sanborn School and just 2 min. from Rte 93. Heated sunroom, fireplaced family room, newer kitchen with custom maple cabinets, hardwood floors throughout. Private, level lot.
Call 978-937-4024 or 978-470-1434

COLDWELL BANKER

COPY

EXHIBIT 145 (one hundred forty-five) TWENTY-TWO A OF PP
John J. Crapo, Pro Se Oct 17 2002
JJC Oct 14 2002

John J. Crapo, Pro Se, Non Practicing LCSW
PO Box 400151 Cambridge MA
02140-0002

10-1 1st notice
10-8 2nd notice

7002 0860 0007 4928 4021

RETURN RECEIPT REQUESTED

U.S. POSTAGE PAID
BOSTON MA 02205
SEP 09 02
AMOUNT
$8.00
00057547-06
9268 01810

1ST NOTICE 9/11/02
2ND NOTICE 9/18
RETURN 9/28

oct 09 2002

PRIORITY MAIL
UNITED STATES POSTAL SERVICE
www.usps.gov
LABEL 107R, OCT 1997

TO: MR HOWARD R. PERKINS JUNR. ESQUIRE ATTY AT LW
FOR FIRST CAMBRIDGE RLTY CORP ET AL
ELM SQ
ANDOVER MA 01810-4101

UNCLAIMED

COPY

SENDER: COMPLETE THIS SECTION

1. Article Addressed to: MR HOWARD R PERKINS JUNR. ESQUIRE ATTY AT LW FOR FIRST CAMBRIDGE RLTY CORP. ET AL. 1 ELM SQ. ANDOVER MA 01810-4101

2. Article Number: 7002 0860 0007 4928 4021

PS Form 3811, August 2001 Domestic Return Receipt

ReadyPost™

C2

Exhibit Twenty-two B of 145 pages
John J. Crapo, Pro Se, Oct 17 2002
JJC/jjc oct 14 2002


UNCLAIMED

JOHN J. CRAPO. PRO SE
oct Seventeenth (17th) 2002
SECTION TWO (02)
MY EXHIBITS
SIXTY (60) PAGES
JJC | jjc

EXHIBIT TWENTY-TWO C OF OneHundred Forty-Five John J. Crapo, Pro Se JJC OCT 14 2002

(145) PP



JOHN J. CRAPO
PO BOX
CAMBRIDGE
COPY


EXHIBIT Twenty-two (22) D
OF 145 pages.
JOHN J. CRAPO, Pro Se
JJC/jjc Oct 14 2002
Oct 17 2002
COPY
10" x 13" Envelope
Made in the U.S.A.
UNITED STATES

JOHN J. CRAPO. PRO SE.
EXHIBIT TWENTY-THREE A OF 145 pages

oct 17, 2002

JJC/jjc 8:50 AM 16 Oct 2002



JOHN J. CRAPO. Pro Se
EXHIBIT TWENTY-THREE B OF
145 pages
oct Seventeenth (17th) 2002
JJC/JJC 8:54 AM 16 OCT 2002



JOHN J. CRAPO. PRO SE OCT 17 2002
MY EXHIBIT TWENTY-FOUR (24)
OF 145 Pages

JJC/JJC oct 16 2002, 9:03 AM

REAL ESTATE REAL ESTATE REAL ESTATE REAL ESTATE REAL ESTA

THIS WEEK'S

Visit any of these fine homes on Sunday at the specified hours. An as

ADDRESS	PRICE	Br/Ba	STYLE	BROKER	PHONE	TIMES
ACTON						
91 Main	$249,900	3/2	Split-entry	Acton RE	(978)263-1166	1-3
1 Flagg Rd.	$379,900	4/2	Cape	Re/Max Walden	(978)263-8929	1-3
ASHLAND						
Oregon Rd, Camelot Estates	$369,900	4/2.5	New Conr	DEWOLFE	(508)872-0084	1-4
BELLINGHAM						
170 Patricia Dr.	$155,900	3/1	Rnch	DeWolfe	(508)520-0500	1-3
32 Pine St.	$254,900	4/2.5	Coln	DeWolfe	(508)520-0500	1-2:30
4 Northeast Dr.	$228,900	3/1.5	Coln	DeWolfe	(508)520-0500	12-2
BELMONT						
1A Underwood St.	$373,000	3+/2.5	twnhse condo	Hammond Residential	(617)497-4400	12-1
BEVERLY						
34-38 Rantoul St.	$289,900	3-2/1/1/1	3 fam+com	Assist 2 Sell	(978)750-0091	1-3
25 Wentworth Dr	$382,500	4/2.5	Col.	Carlson GMAC	(978)922-7011	1-3
58 South Terr.	$209,900	3/1	Cape	Carlson GMAC RE	(978)922-7011	2-3:30
BOLTON						
383 So. Bolton Rd.	$325,900	4/2.5	Col	Acton Real Estate	(978)263-1166	1-3
BOSTON						
382 Riverway #5	$199,000	2/1	Condo	Circle Realty	(617)738-0300	4-5
BRIGHTON						
27 Garrish St.	$299,900	3/1	Cape	Century 21 Shawmut	(617)787-2121	2:30-4
21 Corinne Rd.	$299,500	3/2	Cape	Century 21 Shawmut	(617)787-2121	12-2
39-41 S. Waverly St.	$364,500	4/2	2 Family	Century 21 Shawmut	(617)787-2121	12-2
133 Bigelow St.	$329,500	4/3	Col	Century 21 Shawmut	(617)787-2121	12-1:30
21 Cambridge Terr.	$379,500	6/2	Victorian	Century 21 Shawmut	(617)787-2121	2-3:30
22 Nonantum St.	$319,000	3/2	Condo	Marquis RE	(617)782-1234	11-1
1 Cypress Rd #108	$189,000	2/1.5	Condo	Marquis RE	(617)782-1234	11-1
1900 Comm. Ave	$255,000	2/2	Condo	Owner	(617)783-2526	12-2
BROOKLINE						
8 Hamilton Rd.	$339,000	3/2	Condo	Coldwell Banker Hunneman	(617)731-2447	1-2
828 Washington St. #3	$429,000	2/1.5	Condo	Coldwell Banker Hunneman	(617)731-2447	1-2
5 Park St. #2	$459,000	4/1.5	Condo		(617)734-4340	12-4
50 Crowninshield	$1,195,000	7/3.5	Arts&Crafts	Historic Homes	(617)969-9150	1-3
80 Park St.	$469,000	2/2	Condo	Hammond Residential	(617)731-4644	11:30-12:30
101 Winthrop Rd.	$529,000	3/2	Condo	Hammond Residential	(617)731-4644	1-2
26 Cowan Rd.	$529,000	4/2.5	Col	Hammond Residential	(617)332-8700	12-1:30
359 Kent Street	$739,000	3/2.5	Col	Hammond Residential	(617)731-4644	1-2:30
167 Salisbury Rd.	$795,000	3-2/1.5/1	2 Fam	Hammond Residential	(617)731-4644	12-1:30
122 Clark Road	$995,000	5/3	Col	Hammond Residential	(617)731-4644	12-2
151 Lancaster Ter	$585,000	2/2	Condo	Choate Hoy Assoc	(617)739-0067	12:30-2:00
218 Freeman St. #2	$429,900	2/2		Sigal Real Estate	(617)232-2705	12-1:30
CAMBRIDGE						
13 Gray Gardens E	$1,100,000	4+/2.5	house	Hammond Residential	(617)4[illegible]-[illegible]400	2-3
28 Elsworth Ave	$925,000	4+/2.5	single +	Hammond Residential	(617)49[illegible]-[illegible]400	1-2
395 Broadway	$284,900	2/1	Condo	C21 Benoit Realty	(617)864-07[illegible]	12-1:30
79 Tremont St	$239,900	2/1	Condo	C21 Benoit Realty	(617)864-0700	12-[illegible]
1436 Cambridge St	$689,900	5/2	1 family	C21 Benoit Realty	(617)864-0700	1-2:30
152 Third Street	$219,900	1-4/1-1.5	2 family	C21 Benoit Realty	(617)864-0700	2-3:30
54 Winter Street	$214,900	2/1	Condo	C21 Benoit Realty	(617)864-0700	2-3:30
205 Hampton St	$385,000	3/1	condo	Hammond Residential	(617)497-4400	11-12
87 Bristol St #18	$219,000	/1	loft condo	Hammond Residential	(617)497-4400	12-2
809 Green St	$599,000	3/2.5	twnhse	Hammond Residential	(617)497-4400	12:30-2
32A Bigelow St	$348,000	2/1.5	duplex condo	Hammond Residential	(617)497-4400	12-1
1699 Cambridge #20	$150,000	/1	condo	Hammond Residential	(617)497-4400	1:30-2:30
10 Rogers St. #418	$389,000	2/	Condo	CODMAN CO.	(617)225-9960	1:30-3:30
160 Upland Road	$849,000	6/3	Single	Coldwell Banker Hunneman	(617)354-1451	1-2
CANTON						
96 York St.	$499,900	4/1.5	Cape	C-21 Elz Roberts	(781)329-9700	2-4
43 ShawFarmRd	$239,900	2/2.5	Twnhse	RE/MAX South	(781)762-1945	1-3
24 Wild Drive	$239,900	2/1.5	Twnhse	PRATT REALTORS	(781)828-2588	12-2
22 Randolph St.	$292,500	3/2	Raised Ranch	PRATT REALTORS	(781)828-2588	1-3
DANVERS						
173 Elliot St.	$219,900	3/1	Col	Carlson GMAC RE	(978)922-7011	1-3
DEDHAM						
191 Curve St.	$210,000	3+/1.5	Col	C-21 Elz Roberts	(781)329-9700	12-2
898 East Street	$196,000	3/1	Cape	Coldwell Banker Hunneman	(781)326-2300	12:30-2
15 Denmark Street	$239,900	4/2	2Fam	RE/MAX Alliance	[illegible]	[illegible]

ADDRESS	PRICE	Br/Ba	
HINGHAM			
25 Harvest Lane	$314,900	3/2	
10 Stonegate Lane	$469,000	4/2.5	
14 Bulow	$329,800	4/3	
HOLLISTON			
20 Union St.	$169,900	3/1	
HOPKINTON			
45 Wedgewood Dr	$849,900	4/4.5	
19 Alexander	$384,900	4/2.5	
HUDSON			
Lot 6d Laurel Drive	$379,900	4/2.5	
128 Packard St.	$309,900	4/2	
5 Winter St.	$214,900	3/1.5	
38 Oswego Dr.	$334,900	4/2.5	
HULL			
14 Holbrook Ave	$479,000	3-4/1.5	
16 R St.	$249,900	2/2	
HYDE PARK			
206 Reservation Rd.	$219,900	3/2.5	
JAMAICA PLAIN			
27 Bardwell St.	$330,000	3/2	Single Fam
LITTLETON			
130 King St.	$349,900	4/1.5	Col
LYNNFIELD			
22 Heritage Ln	$415,000	4/2.5	split ent
1 Durham Drive	$525,000	4/3	Rnch
MANCHESTER			
6 Tanglewood	$1,400,000	3-4/3	Contem
1 Flatley Ave	$299,000	3/1	Rnch
1 Flatley Ave	$299,000	3/1	Rnch
MANSFIELD			
29 Bella Vista	$194,900	3/2	Col
2 Boundry Road	$329,900	3/2.5	Col
MARBLEHEAD			
19 Orne Street	$349,900	3/2.5	Antique
MARLBORO			
551 Williams St.	$279,900	2/2	TH 55+
160 Wilson St.	$210,900	4/2	Col

EXHIBIT TWENTY-FIVE (25) OF 145 PP

STREET LISTINGS

JOHN J. CRAPO, pro se
OCTOBER SEVENTEENTH
Calendar Year 2002
OCT 16th 2002 JJC/jjc 9:05 AM

	STN	ST. NAME	APTS	OCC.	NAT.	DOB
		GARDEN ST				CONTINUED
V	101	SEIDT JAN G		PUBLIC		1937
	107	CAHEN LUCIENNE A	1	PHYSIC		1945
V	107	MACKIERNAN SARA L	1	ATTY		1944
		GARDEN TERR				
	2	ASSALY ROBERT	1	ENGINE		1929
	2	CAMPBELL TOM		FEN PO		1963
V	2	DESCH SAMUEL N	1	SELF E		1945
V	2	LIPSON NATHAN A	1	STUDEN		1959
	2	LIPSON SAMUEL T	1	STUDEN		1964
	2	LIPSON SONIA	1	STUDEN		1957
V	6	FRIEDMAN HENRY J		PHYSIC		1938
V	7	CRUMM ANNE T		HSWFE		1923
V	7	CRUMM CHARLES A JR		SELF E		1921
	7	CRUMM PETER H		WRITER		1949
V	10	KNOX MARJORIE		PHYSIC		1917
V	10	MCEACHERN MARY	5	HSWFE		1909
V	11	STEINER HENRY J		PROFES		1930
V	11	STEINER PAMELA PUNERAM		STUDEN		1940
		GRAY GARDENS EAST				
V	1	TALMAN SHIRLEY R	1	HSWFE		1939
V	2	PRATT JOHN W		TEACHE		1931
V	2	PRATT JOY A		EXECUT		1926
	2	PRATT MARIA THERESA W		STUDEN		1965
V	3	NATHANSON LEAH	1	HSWFE		1899
V	8	EASTHAM MYRTLE E		HSWFE		1915
V	8	EASTHAM RICHARD		INST M		1920
V	9	BEATLEY BERYL B	1	LIBRAR		1922
V	9	BEATLEY RALPH	1	RETIRE		1892
V	11	MONCREIFF ANNE B		EDITOR		1956
V	11	MONCREIFF ELIZABETH		BUS MD		1932
V	11	MONCREIFF JANE P		STUDEN		1961
V	11	MONCREIFF PHILIP E		MASTER		1956
V	11	MONCREIFF ROBERT P		LAWYER		1930
V	12	PERKINS JAMES H	1	LAWYER		1924
V	12	PERKINS MARGARET H	1	VOLUNT		1927
V	13	ALBERT CHARLES F	1	LAWYER		1901
V	13	ALBERT DOROTHY H	1	RETIRE		1911
	16	HOBLITZELLE EWAN AMES	1	STUDEN		1965
V	16	ROBERTS ANNE RITCHIE		FIN AN		1949
V	16	SHEALEY GLENN ELLIOTT		ATTY		1947
V	17	GRAY INEZ		RETIRE		1899
V	17	WAINWRIGHT JANE G		PAINTE		1924
V	19	WEBB CHARLES		DESIGN		1928
V	19	WEBB FRANCES T		HSWFE		1938
V	22	CADI TINA	7	ART TH		1950
V	22	COHEN I BERNARD	1	PROFES		1916
V	25	WILLEY GORDON R	1	PROFES		1913
V	25	WILLEY KATHERINE W	1	HSWFE		1908
V	26	WERTHEIMER BEATRICE S	1	HSWFE		1898
V	26	WERTHEIMER ROBERT G	1	PROFES		1909
V	27	GOOD FREDERICK L III		BUSINE		1945
V	27	GOOD M SUSAN L		BUSINE		1947
V	30	SHERRY BEIST	1	STUDEN		1954
V	30	SHERRY MOLLIE K	1	STUDEN		1960
V	30	SHERRY RUTH	1	HSWFE		1927
V	30	SHERRY S NORMAN	1	PHYSIC		1926
V	30	SHERRY SUSANNAH	1	STUDEN		1957
V	31	TEEMANS EDWARD JR		RETIRE		1911
V	31	TEEMANS SALLY F		HSWFE		1920
	37	GRUNEBAUM DANIEL B L	1	STUDEN		1965
	37	GRUNEBAUM ERIC	1	STUDEN		1962
V	37	GRUNEBAUM HENRY M	1	PSYCHI		1926
V	37	GRUNEBAUM JUDITH A	1	SOC WK		1936
	37	GRUNEBAUM MICHAEL	1	STUDEN		1960
		GRAY GARDENS WEST				
V	3	INGELFINGER JOSEPH A		PHYSIC		1942
V	3	INGELFINGER JULIE R		PHYSIC		1942
	4	ONESTI JEAN		HSWFE	BRIT	1924
V	4	ONESTI SILVIO J		PHYSIC		1926

	STN	ST. NAME	APTS	OCC.	NAT.	DOB
		GRAY GARDENS WEST				CONTINUED
V	4	ONESTI STEPHEN F		STUDEN		196[illegible]
V	12	GILBERT PRISCILLA B	1	HSWFE		190[illegible]
	14	VON MOLTKE VERONICA J	1	PIANIS	GERM	193[illegible]
V	14	VON MOLTKE WILHELM V	1	ARCHIT		191[illegible]
V	15	GILMAN STEPHEN	1	TEACHE		191[illegible]
V	15	GILMAN TERESA	1	HSWFE		192[illegible]
V	16	HOBLITZELLE HARRISON	1	THERAP		192[illegible]
V	16	HOBLITZELLE OLIVIA A	1	THERAP		1937
V	20	ROBBINS JOSEPH C	1	LAWYER		1921
V	20	ROBBINS LEE T	1	HSWFE		1931
	20	ROBBINS LORING G	1	STUDEN		1968
V	24	COOLIDGE JOHN P	1	PROFES		1913
V	24	COOLIDGE MARY W	1	HSWFE		1912
V	24	WELCH MARY B	1	AT HOM		1887
		HILLSIDE AVE				
V	11	FLEMINGS NEWTON C		PROFES		1929
V	11	FLEMINGS R ELIZABETH		ART HI		1948
V	17	WULFF EVA T		HSWFE		1907
V	17	WULFF JOHN		RETIRE		1903
V	18	HERZSTEIN BARBARA B		EDITOR		1931
V	18	HERZSTEIN SIGMUND E		BANKER		1929
V	19	THOMA LUCY M		HOUSEW		1922
V	19	THOMA MICHAEL H		STUDEN		1957
V	19	THOMA STEPHAN		RET		1912
V	25	FREEMAN ANN K		TEACHE		1928
V	25	FREEMAN JAMES W		ARCHIT		1925
V	25	FREEMAN WILLIAM R		STUDEN		1962
V	25 A	LELAND SUSAN H		ADMN		1931
V	30	OLDS JACQUELINE		DOCTOR		1947
V	30	SCHWARTZ RICHARD S		PHYSIC		1940
		HILLSIDE PL				
V	1	GIFFORD EMANIU D		DOCTOR		1918
V	1	GIFFORD SANFORD R		DOCTOR		1918
V	3	FRISCH DAVID H		PROFES		1918
V	3	FRISCH ROSE E		PROFES		1918
		HOLLY AVE				
V	5	BERNHARD JERRY M	1	TEACHE		1935
V	6	RISEMAN JEAN H	1	SOC WK		1937
V	6	RISEMAN JOHN H	1	EXECUT		1934
V	6	RISEMAN TANYA	1	STUDEN		1963
	7	MAIDOCK GEORGE G JR		CARPEN		1959
	7	PRIDDLE JENNIFER LYNN		SALES		1961
V	8	GALLAGHER DOROTHEA	2	RETIRE		1926
V	8	GALLAGHER JOHN J III	2	CLERK		1957
V	8	GALLAGHER JOHN J JR	2	RETIRE		1922
V	8	HASSEY MARY F	3	INS CL		1920
	5	HOLLOWELL FRANK P	1	ACCT E		1949
	11	FOSTIER CARMEN	3	STUDEN		1959
	11	MARTIN PETER E	3	CONSUL		1960
V	11	PUCHES ADRIENNE	1	PARALE		1957
	11	RAPACKI IRENE	1	ACCT		1957
	11	SERGIENKO PETER A	3	ESCORT		1960
V	11	WILLIAMSON MARY ANNE	2	GRAPHI		1946
V	12	COPLON SAMUEL R		LNDSCP		1954
V	12	GALVIN MARY M	2	RETIRE		1912
V	12	MAGRO ELLEN A	2	RETIRE		1917
V	12	MANCINELLI ISABEL M	1	LANDSC		1953
V	13	OOMSKY DAVID	1	DOCTOR		1953
	13	THOMAS CRAIG	1	STUDEN		1955
	13	THOMAS JILL	1	[illegible]		1955
V	14	BENNETT PETER T	2	[illegible]		1937
V	14	BURNAY JANE M		STUDEN		1967
V	14	MADHAVS CAROLINE F	2	BUSINE		1940
	14	MADHAVS CAROLINE F		SELF E		1949
	16	BROWN DAVID H	2	TEACHE		1951
	16	SCHREBLER CHRISTIANE	1	HSWFE	GERM	1935
	16	SCHREBLER DIETER H	1	ENGINE	GERM	1925
	16	SCHREBLER MARTIN O	1	STUDEN		1962
	16	SCHREBLER ROLAND	1	STUDEN		1965

	STN	ST. NAME
		HOLLY AV[E]
	[illegible]	WALKER
	[illegible]	WALKER
	[illegible]	SMITH
	[illegible]	DONAHU
	[illegible]	ZICKEF
		HUMBOLDT
	[illegible]	BURNS
	[illegible]	BURNS
	[illegible]	BURNS
	[illegible]	KOH RI
	[illegible]	PETERS
	[illegible]	SIFFAR
	[illegible]	STILLA
	11	LAWTOR
	11	LAWTOR
	11	RUBINE
	11	RUBINE
	11	SMITH
	11	SMITH
	17	ASSAT
	17	CHEHAI
	17	CHEHAI
	17	MANUEI
	17	MOUNE
	17	MUNGAI
	17	STANT
	17	THORP
V	17	VANNA
		HURON A
V	15	REDG
V	15	RENDE
V	15	REIDE
	15	REIDE
V	19	BELL
V	19	BELL
V	19	URANG
V	19	URANG
	25	LUNG
V	20	SMALE
	25	SIMPS
V	29	GRUPE
V	29	GRUNE
V	29	GRUPE
V	29	GRUPE
V	31	GRUNE
V	33	SCHI
V	33	SCHI
V	35	DEVR
V	35	NICO
V	37	CORC
V	37	CORO
V	37	HOLZ
V	37	KEMP
V	40	MASS
	42	MANN
V	42	LANG
V	42	MCLA
V	42	OAKL
V	40	OEHL
V	40	WULF
V	40	WULF
V	40	WULF
V	66	BARC
V	66	BARC
V	70	CLAR
V	70	PRIC
	70	VAN
	74	ATOI
	74	ATO
	[illegible]	MANI
	[illegible]	KING

COPY

MY EXHIBIT TWENTY-SIX (26) OF 145 PP
JOHN J. CRAPO. pro se



REAL ESTATE

ACTON, O.H. SUN. 1-3 [illegible] Mainjimmac [illegible] rm 3 br 2 ba Split-entry. Relin. hw, fresh paint, ea main flr, big famrm, w/wd stove, lge yd. $249,900
ACTON REAL ESTATE
(978) 263-1166
REALTY GUILD MEMBER

ACTON, Act now! 4 lots left on Stacy's Way, off Barker Rd. Private wooded lots on cul-de-sac. Walk to Schools & Town Center. Starting at $649,900. See plans at office. MEENMORE REALTY 978-263-5200

ACTON, Condo, 1BR, elegant, [illegible] turn. us, pool, tennis, $92K 978-256-1328

ACTON, Nagog Woods. Updated 2 BR, 1.5 bath. $170,500. 978-456-6163

ALLSTON, Nr. T's Mod 2BR Condo, $136,500. Owner/Broker, 617-469-2440.

ANDOVER, Country Club Grnds. Award-winning Arch. design. 4BR 3½BA, luxury w/custom design, 3 [illegible] decor, [illegible] appr 4,000 SF. FSBO $897,900. 508-675-5444

ASHLAND, Fiske Hill Estates. Single Family subdiv. featuring lg. wooded lots and homes over 4000 s.f. Come visit our Model Center Sat.-Thurs. 10-6 p.m. Prices from $374,900. Bldg. lots avail. No builder tie ins. 3% to co-broker. 508-881-3383. Offered by Diversified Funding

ATTLEBORO, No. Beaut. 4BR 2½BA 2700sf Salt-box, country setting, new corner, on half acre lot, cul-de-sac, gas ht, 5 mins to T, jacuz & more. $339,900. (508) 695-9444

ATTLEBORO, 1st ad. New 5 rm., 4 BR Col's to be built in great loc. [illegible] on cul-de-sac. $219,900. WOODS RE 508-339-3891 781-782-6891

BACK BAY, 1st ad. O.H. Sun. 3/26, 1-3. 239 Comm. Ave #12. 1 BR, lv LR, frpl, EIK, corn. unit. Hi owner occup. $225K. FSBO. Principals. 617-247-4408

BACK BAY INDOOR PARKING
Parking spaces for sale. Somerset Garage. 425 Newbury St., Boston. Call 617-426-4777 ext. 12.

BACK BAY, Parking Space for Sale. Inside of landing. Marlb/Comm + Hereford. $49K. 617-266-4191.

BACK BAY, OH Sun 12-2. 199 Marlborough #802 Sunny 2br/2bth bay wds to riv. Owner 354-2029. $389K

BEACON HILL, OH Sun. 12:30-2, 17 Grove St. #2, 1 br + study, d/d, ww, exp brk, sunny, $174,900.

BEVERLY, OH Sun 12-3, FSBO, Comp. renov Col w. breathtaking river views, open concept Kit-LR-famrm w/hwdflrs, new wd cabs, dour & trim. ½ BA on 1st fl, full bath w/ 3BR & full BA on 2nd fl. Master BR has view of Cove River & Golf course $239,900 (978) 927-7636

BEVERLY, 5 lg. sunny rms, 2nd flr, wd. flr, 1BR, short walk to train & bch. W&D, pkg (2). No pets please. $900+. JAMES A. FINN & SONS 1-800-600-FINN

BILLERICA, Gov. owned newly renov'd 2BR, 2BA cottage, 6 Austin Rd., 1% down, $129,900. Briarwood RE 1-800-694-8208

[illegible] BILLERICA, 2BR [illegible] 2nd [illegible] $102K [illegible]

BILLERICA, [illegible] Cape EIK for sale by owner. $260,000. 978-667-4414. cars763@aol.com.

BILLERICA, OH Sun 12-3. Ivm 2 ba Col., 3½ acres, 276 Andover Rd. $313K. 978-667-1206

BOLTON, O.H. Sun. 1-3 [383 S. Bolton Rd.] Eye-catching young 9 rm. 2 ½ ba. Col. Avy. [illegible] design, 1st flr. den, fp. fam. rm., deck, 1½ acres, $325,900
ACTON REAL ESTATE
(978) 263-1166
REALTY GUILD MEMBER

BOSTON, Jamaica Plain, Hyde Sq. 3-Fam. [illegible] bldg, gn inc. $429K.

JAMAICA PLAIN, Hyde Sq. 1270sf, 3br condo, [illegible] unit, $329K.

CALL MAXWELL ASSOC. FOR AN APPT. NOW!

Maxwell Assc 617/482-1239

BOSTON, 9 Essex St. Sunny, beaut. 3BR TH, hwf, bk yd, pkg, $160K. FSBO. Sebio M-F Days 636-8771; Eve/wknd 617-277-3055

BOSTON, S.End, OH Sun 12-3, 219 W. Canton #1. Sleek gran dplx, 2BR+ office, 2.5 ba, 2 fp, CAC, priv pkg, $874K. 617-424-8694

BOXFORD, building lot, No builder tie in $275,000. (978) 887-2470

BRIGHTON, FSBO, Brookline line, 2 BR, 3rd flr., hdwd., lge windows, sunny, renov., $159,000. Fin. avail. (617) 566-1641.

BRIGHTON, Sutherland Village, lrg 1BR condo, top flr, hwd, EIK, $119,900. Landmark RE 254-5322

BROCKTON, Gov. owned, newly renov'd 6 rm bungalow, 61 No. Leyden St., 1% down, $114,900. Briarwood RE 1-800-694-8208

BROCKTON, 6 fam, vinyl siding, 3 BR ea, deleaded, sep utils, $199,900. Remax Landmark 800-789-7653

BROOKLINE, Coolidge Cor. 73 Fuller St. New 2-story experience, lux. condos. Approx 2800 s.f. Detailed millwork, marble & hw flrs., high ceils., gas fp, C/A, granite counters, s/s applcs, skylts., 2 car ut. pkg. Pre-construction prices now $650K-$725K. Offered by Merchants Financial, 508-655-3386. [illegible] Broker participation welcome

BROOKLINE, OH Sun 12-2. 5 Irving St., Unit 1. Metic restored 3 BR condo in historic Pill Hill. Beaut wdwk, deleaded. Tastefully updated kit & bth. A/C. Wonderful detail & charm. Just mins walk to T, Village, Lincoln, Maimonides. $399,000. (617) 734-4408

BROOKLINE, Sun 3/19, 1-3. 30 Summit Ave, #2. Delightful 2nd flr condo nr Cool. Corner. 3BR, LR, DR, kit, BA, hwds, exc layout. Offered at $298K. Acclaim Realty 617-350-3058 or 865-1487

BROOKLINE, Boston II 14 Medfield St #1 Elvtg 3BR 2 full ba, steam-lin, sunrm, dck, FP, hi ceils, 2 pkg, ideal loc. Conv T, charming. Move in cond. 1700sf $415K. 617-247-0940

BROOKLINE, OH Sun 1-3 1004 Beacon St #4 1br, pkg, hi clg lo, kit, hdk. Owner 354-2029. $199K.

BURLINGTON, OH Sun 3/19, 1-3. 7 Hilltop Dr. 1700 sf. 3 BR. Fully renov. Brand new. Excel loc, beaut. level 10K sf lot. Won't last $252K. FSBO John 781-799-4923

CAMBRIDGE, 2-4 Sunday. Near Hrd Yd. Pristine condo in hist B will bld, FP, huge MBR + lib study/guest room; mod EIK. $339K. 56 Kirkland St. #4; 617-354-5615.

CAMBRIDGE, [illegible] Condo, [illegible] kit, new appl [illegible] landscaped yard, walk to Huron Vlg & T. $389,000. 617-876-[illegible] www.sale-byowner.com #6396

CAMBRIDGE, By Owner; Adorable 2 fam $425K; 7 Cottage St. nr T. OH Sun 2-4; Matt 576-4676

CAMBRIDGE, 3 BR, quiet nghbd, nr MIT & BU. $1900/mo inclu utils and laundry. RE (617) 734-7163

CANTON, Not a drive-by! Must see spac. rms. 6-ft. backyd. Charm. 6 rm. Brick 3BR, sunny, mod. EIK, orvin whotted ceil & skylt, nestled among trees in secluded cul-de-sac neighn. Conv. to 95. For sale by owner $249,000. 781-575-0943 website info: www.[illegible]

CANTON, 2+ BR, 1½ ba home. Rec updates incl new paint & wndws. Nice yd. $129,900. 781-575-1975

CHARLESTOWN, [illegible] Harvard St. Beautiful newly renov. 3BR Duplex, 2.5 marble baths, stainless steel kit w/granite counters, period detail, hwd flrs thruout, orig marble frplc, open liv area. Exc storage & huge private deck. $489,000. Owner/[illegible]

CHARLESTOWN, O.H. Sun. 1-3. 52 Soley St. Wonderful sun-filled 3br 2.5 ba single fam. Steps to Monument. Spectacular views & new rfdk, gourmet kit new bths, C/A. $619K Owner 617-242-4879

CHARLESTOWN, 2 BR Condo, by owner, 1000+ SF, fp, cent a/c, ct kit & ba. $166,900. 617-413-5395

CHELMSFORD, OH 3/25 & 3/26 12-3, 6rm 3BR multi lvl. $274.9K 5 Gregory Rd. Use lot 4141 The Home Co-Op 978-977-0700

CHELMSFORD, OH 4/1 (10-4) & 4/2 (1-5) 4BR, 2½BA, L shaped Ranch, 10 Fuller Rd, Chelmsford $282,000 (978) 256-0993

CHELMSFORD, OH Sun 1-5, 10 Algonquin Rd. FSBO. 11 rm Ranch, 5BR, 2BA, gar $229,900 978-937-9179

CHELSEA, Waterfront FSBO, brick Row House, 2-BR condos, exp. brick, hdwd flrs, ac, pkg & much more. Offered at $199,900 & $169,900. 617-592-0291

BEACON HILL, 1st ad, mod 2BR, bright, fpl, park views, nice flow, pvt deck, w/d. Excl $269,000. Principals, RE 617-723-1851.

CONCORD, Rare find! 14 rm, 5000 sf 1797 Colonial, gt home office, apt, au pair, 2 full BA, 2 ½ BA, 2 c gar w/studio or shop. $1.555M (978) 369-3601

DORCHESTER, Jones Hill area, O.H. Sun. 1-3. 14 Whitby Terr. #3. 1st ad. Stunning renov. Vict. condo, 2 BR, vy lg. LR, DR, new gourmet/maple kit. w/all new designer appliances in black, new marble bath w/jacuzzi, lg. inlaid brick fplc, window seats in 3 rms, carved wooden arch, closets galore. Nat'l wood thruout. Off-st pkg. 5 mins to T. A real gem. $225,000. Terry O'Reilly (617) 779-0376 Cell 617-448-3991

DORCHESTER, OH Sun. 10-1. 3 fam. 5/5/5, vinyl siding, hwds, 3 new gas boilers. Nr Savin Hill T. 125 Sydney St $259.9K Max at REMAX 781-821-2840 x214; Cell 781-771-0741

DORCHESTER, Adams Village. Comfortable 4 BR on quiet side street awaits your inspection. Newer windows, natural woodwork and deck. Spring into action. $229K. Grande Group 773-2020

DORCHESTER, Meeting House Hill Studio. $500+ utils. 617-655-0265

[illegible] Costello RE/BH&G 508-626-0053

GEORGETOWN, FSBO Beautiful 9 rm Col, [illegible] form-[illegible] pch, OS 2-c gar, priv yd $365.9K 978-352-7448

HANOVER, OH Sun 12-4 FSBO, 4+BR Cape open kit w/fpl FR, 2 full ba, decks, 175 Main St. $339K 781-826-4520.

HANOVER, O.H. Sat & Sun 1-4, By Owner, 132 West Ave. 9rm 4BR 2ba Col. $269,900. (781) 871-6947

HANOVER HOUSE HOTEL
11BR, c. 1831 Historic B&B, $389,900 (781) 834-5238

HINGHAM, Hingham wds. 2BR/2BA, skylites, frpl, priv loc. $165K (914) 338-5291

HOLBROOK, new sub-div. 2nd phase, custom Col's & raised Ranch's. Lge lots, nr comm. train. Starting low $200's. For more info call Hamilton Realty (781) 380-4830, (617) 435-2552

HOLLISTON, Quick Occupancy Home! Move In Before The New School Year! A beautiful new Eaton Heritage home located on a wooded cul-de-sac homesite is available for quick delivery at Holliston Trails by Toll Brothers. Amenities include: basement level garage w/ bonus rm. above, greenhouse addition off kitchen, first floor study, whirlpool in master bath, walkout basement, two zone heat/ac w/high efficiency furnace, 12' x 20' rear deck, walking trail to town beach at Lake Winthrop, plus much more! Exceptionally priced at $507,500. Call for more detailed broker co-op invited.

(508)429-9990
Toll Brothers

HOLLISTON, Quick Occupancy Home! Move In Before The New School Year! A luxurious new Buckingham Federal home is available for quick delivery at Holliston Trails by Toll Brothers. Amenities include 4 bedrooms, 2½ baths expanded family room, master bedroom suite w/den, gourmet kitchen, walkout basement, 3 car garage, greenhouse addition, 2 zone heat and AC, walking trail to town beach at Lake Winthrop, plus much more! Exceptionally priced at $548,775. Call for more detailed broker co-op invited.

(508)429-9990
Toll Brothers

HOLLISTON, Charming comfortable 3BR Cape, den, dining area, enclosed porch, 2 c gar, 1/2 acre treed yard, privacy, perfect starter home, $214,900
RE/MAX EXECUTIVE
Marie Kelley
508-429-6367

HOPKINGTON, attract. antique Col., quiet side st., walking distance to schools & town, 3 BR, 1.5 BA, HW, lvly prv yard. Open House Sun. 1-4. Town Ctr. to Grove St. to 13 Maple. Ask. $247,500. 508-435-0936.

HOPKINTON, Sun 12-3. [illegible] antique Col. on quiet dead end st, walk to town, w/ newer crpts, wndws, elec., roof, bin. 1-c gar/ barn, $232,500. Dir: Rt. 135 to Claflin Ave., across from Miller's Cleaners. Call Jeanne Lombardo at RE/MAX Exec 508-435-1297

HOPKINTON, Prestigious gated community, 2/3 BR, 2½ BA Condo Twins. Open loyal, hwflrs, cath ceil, skylt & garage. Nr Rte 9/495. Fr $269,900 (508) 497-9323

[illegible]

LITTLETON, [illegible] 2BR Ranch [illegible] on wooded [illegible] acre [illegible] $184,000. 978-952-[illegible]

LITTLETON, Handyman special, 2 BR, 1ba Ranch wlk to town, new septic, $120K. 978-263-7156

LOWELL, Loft Condos, downtown, new constr, refurbished historical bldg., starting at $70,900.
www.ayerlofts.com
978-937-AYER
172 Middle St., Lowell, O.H. daily starting 3/23, 12-6, closed Wednesdays.

LOWELL, $144,900, 3 BR, Col, 1½ BA, gar, fenced yard, nr South Campus CAPE R.E. (978) 851-7283

LUNENBURG, O.H. Sun 3/19, 12-3. Robbs Hill, Exec. homes under const. 4 BR, 2½ bth, 2-c gar, acre +. Starting @ $294,900.

LUNENBURG, Hilltop Est. on 24 acres, 8000 sf of living space, 2-story fieldstone frpl, [illegible] to pool, jacuzzi, sauna, $685,000
McNit R.E. 978-425-4319

LYNN, OH Sun 12-5, Walk to beach from Comm. dos. at 56 Sagamore St., adj. to Diamond Dist., 3 units avail, 1 or 2 BR, sale/pkg. $54,900-$74,900. 603-539-1707

MALDEN, West End. Pristine 100 yr old Vict. 5 bts [illegible] office, 2 wkg fpls, cent ac, many [illegible] details $450K (781) 388-9525

MANSFIELD, Sun 12-4, 2[illegible] Branch St. Sust Ec[illegible] try. 3BR/2 full ba[illegible] fin bsmt, alarm, scr. porch, bi-to-ceil., fp. in FH, vinyl siding, Andersen windows, circ. drwy. Many extras $225,000. 508-261-9660

MANSFIELD, 1st ad. New custom Col. homes, lg lots priv cul-de-sac. Fr $359,9[illegible] WOODS R.E. 508-339-3891 781-762-[illegible]

MARLBORO, Coming soon! Brand new 4BR 2½BA Col. w/att'd gar, [illegible] a wooded country setting. Starting at $259,900.

MARLBORO, Vict. charmer. Updated oak [illegible] w/breakfast bar, 3BR sunrm addition, fenced bck yrd, $169,900.
DORA NAVES & ASSOC
508-624-4858

MARLBORO, 3-4BR Col. quiet cul-de-sac, lg and [illegible] pkg/major rts, by owner $309,000. 508-481-0232

MARSHFIELD, Telegraph Hill offers gorgeous wooded acre lots [illegible] a wonderful family n'hood. Reserve now for summer delivery, just in time to enjoy the sandy beaches of Marshfield. These 4-5 BR 2½-3½ bath homes feature 9' ceils., estate [illegible] moldings, huge kits., [illegible] lets, lrg famrm., frd. & rear staircases, library & much more. A 10 year warranty completes the package. Priced from $409,000. Tour our decorated model home, Open Daily 10-5. Pulte Home Corp. is America's #1 home builder. Rte. 3 to Exit 12, (Rte. 139) towards Marshfield, left Furnace St. to end, left Ferry, right on Telegraph. Call 781-837-2276, or visit us at Pulte.com

PULTE

MEDFIELD, OH Sun. [illegible] 3br, 2½ba, linmed. [illegible] fam pgkh, fam rm [illegible] [illegible] 220 [illegible] Dr. $359,9[illegible] (508) 3[illegible] 2276

MEDFORD, Just listed [illegible] 05 [illegible] w/o LH [illegible] $269,900 [illegible] contact [illegible] 953-1567. [illegible] Realty (781) 390-[illegible]

OCTOBER SEVENTEENTH (17th) 2002

March 24th Year ~~2002~~ 2000
Boston Globe

JJC/jjc.
JJC/jjc Oct 16 2002
9:27 AM

JOHN J. CRAPO, PRO SE, AA, ABE
EXHIBIT 27A OF 145 pages

Boys soccer team upsets Woburn, Wakefield ▶ PAGE 26

WATERTOWN TAB & PRESS

INCORPORATING THE WATERTOWN SUN & WATERTOWN PRESS

Community Newspaper Company ■ www.townonline.com/watertown
FRIDAY, SEPTEMBER 13, 2002
Vol. 47, No. 36 ■ 52 Pages ■ 4 Sections 75¢

*******************3-DIGIT 021
A. MR. JOHN J. CRAPO
10 AGASSIZ ST APT 30
CAMBRIDGE MA 02140-2825

COPY

oct 17 2002
JJC/JJC oct 16th 2002

OCT 17. 2002 JOHN J. CRAPO. pro Se EXHIBIT 27B of 45 pp

JJC/jjc OCT 16th 2002


THE BEST AGENTS. THE MOST EXPERIENCE. THE FINEST LISTINGS. WHEN IT COMES TO REAL ESTATE, WE ROCK.
Ann Ainley
Allison Au
Pnina Axelrod
Alice Chang
Paulina Charney
Deedee Chelitz
Chuck Duffy
Karen Edgers
Yelena Gagarin
Lisa Glucksman Brenner
Jane Goldman
Jackie Grover
Leslie Grover
Cyndi Kim
Jackie Korb
Brenda Krasnow
Herbert Kugell
Nancy LaBranche
Peter J. LaBranche
Ann Martin
Nasrin (Nancy) Mogadam
Rene Bonner Oranburg
Jane Ostrovsky
Dan Pellegrini
Brenda Ramos
Russ Sammo
Sheila Sack
Florence Schuman
Ruth Silbert
Ida Zelman
Terry Sack
Peggy Walker
Roz Wennett
NEWTON HIGHLANDS - Charming mint condition Colonial on desirable Highlands street, near Countryside School. Large FR on first floor w/walk-out access to private beautiful landscaped yard, oversized master suite w/wonderful master bath & Jacuzzi. $696,900
ROZ WENNETT 617-796-5980
NEWTON CENTRE NEW CONSTRUCTION - Spectacular Colonial on wonderful quiet street. Many amenities to attract a most discriminating buyer. 9 rooms, 4-5 bedrooms, walking distance to trans and Newton Centre - still enough time to customize. $1,595,000
NANCY LaBRANCHE 617-796-5993
NEWTON - Best new construction price in city: $242/ft 10 mins to downtown Boston. Gorgeous Victorian details w/every amenity imaginable: MBR w/loft, FF, bath w/whirlpool & steam shower. Stainless steel appl, kit. w/6 burn stove. Design value incorps sunny low LV. $1,655,000
TERRY SACK 617-796-5994
MILTON - Grand Tudor styled English Manor. A masterpiece in design & construction. Interior stone pillars, arches, fireplaces, entry hall, floor w/reception room. Mature flowering shrubs & gardens. Carriage/guest house, pool, tennis, interior squash court. Near Rte. 95. $3,400,000
ANN MARTIN 617-796-2790
NEWTON - Large Antique Colonial in desirable Newton Centre area - walk to Bowen School, T & shops. 6 bedrooms, den on first, updated kitchen, 3rd floor recently renovated with large playroom. Nice land, awaits your personal touches. $695,000
LESLIE GROVER 617-796-8680
NEWTON CHESTNUT HILL - Architect designed! Extraordinary contemporary in premier location. High quality materials & construction. Cathedral ceilings. Multiple fireplaces, hdwd firs. Exciting living and entertainment areas. All amenities. $1,800,000
BRENDA KRASNOW 617-796-5978
NEWTON CHESTNUT HILL - On pretty tree lined street in Ward School/CH area. Hard-to-find one level Ranch. New kitchen w/Corian counters, newly painted & shining hardwood floors, oversized 2 car garage. Large finished lower level with fireplace. $539,000
ROZ WENNETT 617-796-5980
NEEDHAM - Take your pick! 8 to choose from! Under construction new Townhomes. 3 bedrooms, 2.5 baths, huge family room. Ready for occupancy fall 2001. Amenities galore. Starting from $529,000
NANCY LaBRANCHE 617-796-5993 / PETE LaBRANCHE 617-796-6069
NEWTON - Waban - Poised on exceptionally special picturesque parklike grounds with pond is this simply glorious classic brick Colonial. Outstanding tranquil nbhd and setting for a wonderful family home. 3 BRs, 2.5 BAs, walk to T and Waban Square. $795,000
RENE BONNER ORANBURG 617-796-5973
WEST ROXBURY BROADLAWN POND - Immaculate, spacious Condo in desirable Chestnut Hill complex. Nicely updated kitchen & bath, step-down living room, central A/C, deeded parking, pool, beautiful grounds, very clean move-in condition - available 7/1/02. $219,900
BRENDA KRASNOW 617-796-2936
BROOKLINE BEACON STREET - Spectacular luxury 3rd floor, 2 bedroom, 2.5 bath unit with den, fireplaced living room and private balcony. Gleaming hardwood floors, light cherry wood cabinet eat-in-kitchen. Doorman, elevator building, garage. Walk to public trans, shops. A dynamite unit! $1,125,000
LESLIE GROVER 617-796-8188
NEWTONVILLE - Remarkably handsome Colonial brimming with warmth, inviting eat-in-kitchen, spacious rooms, great location, super neighborhood. Walk to train, shops & houses of worship. Cabot School. Possible closing not before mid-August. $865,000
RENE BONNER ORANBURG
Prudential
Edna Kranz Realty
969-0227
http://www.prudentialednakranz.com
626 Commonwealth Ave., Newton Centre, 02159
Each Office Independently Owned & Operated

The Watertown TAB + PRESS April Seventeenth (17th) Calendar 2002

REAL ESTATE TRANSACTIONS

Each week, Community Newspaper Company publishes real estate transactions for towns in the area. All copyrighted material reprinted with permission from the publisher, Warren Information Services, Boston, MA., and runs on a space-available basis. The information includes (from left to right) the location of the sale; the buyer; the price; the sale date; the name of the seller.

LOCATION	TOWN	BUYER	PRICE	DATE	SELLER
18 Seattle St	Allston	Seattle St LLC	$300,000	02/11/02	Plenty, Lawrence S
44 Pratt St	Allston	Henry, Earl N	$360,000	02/19/02	Shapses, Mark
32 Parkvale Ave	Allston	Tyler St RT 79	$1,600,000	02/22/02	Huntington Prop Inc
43 Glenville Ave U:4	Allston	Wetstein, Jennifer	$144,000	02/14/02	Axelrod, Alexander
25 Mount Hood Rd U:11	Brighton	Glickman, Peter L	$193,000	02/14/02	Abrams, Stanley M
1768 Commonwealth Ave U:5	Brighton	Alcoop, Steven J	$197,000	02/15/02	Tioflee, Harold
47-49 Dunboy St	Brighton	Byrne, Liam P	$450,000	02/15/02	Keating Mary M Est
89 Turner St U:5	Brighton	Chertow, Richard P	$243,000	02/14/02	Cronin, Michael
54151 Kent St U:23	Brookline	Konarska, Marijuta H	$160,000	03/16/02	S & K RT
44 Washington St U:3	Brookline	Brook House NT	$155,000	03/18/02	Ching, C Juliana
30 Irving St	Brookline	Reid, Alexander L	$775,000	03/13/02	Childs, Janet R
50-52 Boylston St	Brookline	Hasson, Moses	$336,973	03/15/02	Sebastians Cove Dev
105 Lyman Rd	Brookline	Zhang, Xiaohua	$1,050,000	03/14/02	Harrington, Harold L
130 Otis St	Cambridge	Frazier, Clark	$499,000	02/01/02	Volo, Elizabeth A
225-243 Kent St U:6	Cambridge	Scovel, Christopher D	$140,392	02/27/02	Arnold Jr, David B
11 Union St	Cambridge	Newman, James E	$709,000	03/22/02	Gurney, Nancy H
37 Tremont St	Cambridge	Sharka, Julia K	$470,000	02/25/02	Lekose, Johnson C
470 Putnam Ave U:7	Cambridge	Manley, Mark W	$273,000	02/20/02	Farwell, Robert H
265 Harvard St U:308	Cambridge	Chappell, Carol	$293,000	02/26/02	Merzanis, Harvey
676-694 Huron Ave U:21	Cambridge	Lyubashevsky, I B	$435,000	02/25/02	Washington Mutual Bk
4 Canal Park U:PH10	Cambridge	Hamersley, Christine W	$250,000	02/20/02	Warren 3rd, Lowell A
155 Brookline St U:17	Cambridge	Berelowitz, Stefan	$591,000	02/25/02	Lai, David C
21 Fresh Pond Pl U:21	Cambridge	Washington Mutual Bk	$428,921	02/25/02	Phinney, Richard J
394 Norfolk St U:3	Cambridge	Deluca, Monique	$320,000	01/21/02	Shotgun RT
43 Allston St U:3	Cambridge	Dey, Jayanta	$287,500	02/22/02	Lobetsky, Benjamin A
44 Bigelow St U:3	Cambridge	TC Est RT	$270,000	02/25/02	Macduff, David L
46 Bigelow St U:11	Cambridge	TC Est RT	$164,650	02/28/02	Macduff, David L
46 Bigelow St U:10	Cambridge	TC Est RT	$133,000	02/25/02	Macduff, David L

REAL ESTATE DIRECTORY

October Seventeenth 2002
John J. Crapo, pro se EXHIBIT
27.C) JJC/jjc Oct 16th 2002 9:45Am
4 of 145 pages

REAL ESTATE TRANSACTIONS

Each week, Community Newspaper Company publishes real estate transactions for towns in the area. All copyrighted material reprinted with permission from the publisher, Warren Information Services, Boston, MA., and runs on a space available basis. The information includes (from left to right) the location of the sale; the buyer; the price; the sale date; the name of the seller.

LOCATION	TOWN	BUYER	PRICE	DATE	SELLER
18 Seattle St	Allston	Seattle St LLC	$300,000	02/11/02	Flaherty Lawrence S
44 Pratt St	Allston	Henry, Earl N	$360,000	02/19/02	Shapiro, Marie
32 Parkvale Ave	Allston	Tyler St RT 76	$1,600,000	02/22/02	Huntington Prop Inc
43 Glenville Ave U:4	Allston	Weinstein, Jennifer	$144,000	02/14/02	Axelrod, Alexander
25 Mount Hood Rd U:11	Brighton	Glickman, Peter L	$193,000	02/14/02	Abrams, Stanley M
1758 Commonwealth Ave U:6	Brighton	Allocca, Steven J	$197,000	02/15/02	Yoffee, Harriet
47-49 Dunboy St	Brighton	Byrne, Liam P	$450,000	03/16/02	Keating Mary M Est
83 Turner St U:2	Brighton	Charlton, Richard P	$243,000	02/14/02	Cronin, Michael
54197 Kent St U:23	Brookline	Konanki, Manjula V	$160,000	03/15/02	S & R RT
44 Washington St U:3	Brookline	Brook House RT	$165,000	03/18/02	Ching, Cifallana
30 Irving St	Brookline	Reid, Alexander L	$775,000	03/13/02	Childs, Janet R
60-52 Boylston St	Brookline	Hasson, Moses	$336,973	08/16/02	Sebastiano Const Dev
105 Lyman Rd	Brookline	Zhang, Xiaohua	$1,050,000	03/14/02	Harrington, Harold L
130 Otis St	Cambridge	Frazier, Clark	$499,000	02/01/02	Voto, Elizabeth A
225-243 Bent St U:6	Cambridge	Scovel, Christopher D	$140,392	02/27/02	Arnold Jr, David B
11 Union St	Cambridge	Newman, James E	$709,000	02/22/02	Canary, Nancy M
37 Tremont St	Cambridge	Shanks, Julia E	$470,000	02/26/02	Lakasa, Johnson C
470 Putnam Ave U:7	Cambridge	Manley, Mark W	$273,000	02/26/02	Farwell, Robert H
285 Harvard St U:308	Cambridge	Chappell, Carol	$293,000	02/26/02	Mejanus, Harvey
678-694 Huron Ave U:21	Cambridge	Lyuboshevskiy, I B	$435,000	02/26/02	Washington Mutual Bk
4 Canal Park U:PH10	Cambridge	Hamersley, Christine W	$260,000	02/26/02	Warren 3rd, Lowell A
165 Brookline St U:17	Cambridge	Barelowitz, Steffan	$593,000	02/26/02	Lai, David C
21 Fresh Pond Pl U:21	Cambridge	Washington Mutual Bk	$425,921	02/26/02	Pitman, Richard J
394 Norfolk St U:3	Cambridge	Deluca, Marque	$320,000	02/21/02	Shotgun RT
43 Allston St U:2	Cambridge	Dey, Jayanta	$287,600	02/22/02	Labetsky, Benjamin A
46 Bigelow St U:3	Cambridge	TC Ent RT	$278,000	02/25/02	Macduff, David L
46 Bigelow St U:28	Cambridge	TC Ent RT	$154,850	02/25/02	Macduff, David L
46 Bigelow St U:38	Cambridge	TC Ent RT	$133,000	02/25/02	Macduff, David L

REAL ESTATE DIRECTORY

COPY

October 17th 2002
John J. CRAPO, pro se, AA, ~~ABE~~ ABE
EXHIBIT 27 D OF 145 pages
JJC/jjc Oct 16 2002 9:47 AM

for maintaining training materi[al]
and Claims Adjudicators. Track[...]



COLDWELL BANKER
HUNNEMAN
617-864-4430
1730 Massachusetts Avenue
Cambridge, MA 02138
SHERWOOD MORTGAGE
Est. 1981
1330 Beacon Street
Coolidge Corner • Brookline, MA
Tel: (617) 739-2323
800-441-8330
www.sherwoodmortgage.com
Branch Manager/Vice President
Loan Analyst
PRESERVATION PROPERTIES
SALES · RENTALS · PROPERTY MGMT.
When it's time to rent, buy or sell, please consider calling us - your local independent realtors
617-527-3700
439 Newtonville Ave.,
Newton, MA
Monument Mortgage Company
Amy K. Slotnick
617-738-0585
amys@monumentmortgage.com
It is the quality of service and depth of knowledge that defines a true mortgage professional. Let my 16 years experience work for you.
MA Broker #0090
MA Lender #0079

oct 17th 2002 J.J. CRAPO. ABE
pro se JJC/JJC oct 16th 2002
9:48AM MY exhibit No:-
27 E OF 145 pages

oct Seventeenth 2002
MR John J. CRAPO pro se
JJC/jjc oct Sixteenth (16th) 2002
9:51 AM MY exhibit 27 F OF 145 pages

470 Putnam Ave U:7	Cambridge	Manley, Mark W	$273,000	02/26/02	Farwell, Robert H
285 Harvard St U:308	Cambridge	Chappell, Carol	$293,000	02/26/02	Maramus, Harvey
876-894 Huron Ave U:21	Cambridge	[illegible]	$436,000	02/25/02	Washington Mutual Bk
4 Canal Park U:PH10	Cambridge	Hamersley, Christina W	$260,000	02/26/02	Warren 3rd, Lowell A
155 Brookline St U:17	Cambridge	Berkowitz, Stefan	$591,000	02/25/02	Lai, David C
21 Fresh Pond Pl U:21	Cambridge	Washington Mutual Bk	$425,921	02/25/02	Pitman, Richard J
394 Norfolk St U:3	Cambridge	Deloca, Merope	$320,000	02/21/02	Shotgun RT
43 Allston St U:3	Cambridge	Dey, Jayanta	$287,500	02/22/02	Lobatsky, Benjamin A
46 Bigelow St U:3	Cambridge	TC Ent RT	$278,000	02/25/02	Macduff, David L
46 Bigelow St U:1B	Cambridge	TC Ent RT	$164,850	02/25/02	Macduff, David L
46 Bigelow St U:1B	Cambridge	TC Ent RT	$133,000	02/25/02	Macduff, David L
46 Bigelow St U:1	Cambridge	TC Ent RT	$143,250	02/26/02	Macduff, David L
43 Highland Ave U:3	Cambridge	Sachs, Julian P	$290,000	02/27/02	Doyle, Christine A
159 Laurel Dr	Needham	Gaudin, Igor	$341,000	03/18/02	Smart Jr, Robert T
12 Glenwood Rd	Needham	Xu, Zhixong	$366,000	03/15/02	Johns, Eric
9 Mellen St	Needham	Doherty, James E	$418,500	03/15/02	Olivares, Julia T
1208 Greendale Ave U:223	Needham	Snyder, Michael H	$222,000	03/08/02	Reilly Tr, Katherine M
174 Charles River St	Needham	Miragnas, Peter	$276,600	03/11/02	Miragnas, Evangeline
4 Manhattan Rd	Newton	Gorchovecki, Stefan V	$270,000	02/26/02	Berry, Robert J
156 Melrose St	Newton	Street, Jennifer L	$425,000	02/27/02	156 Melrose Street RT
132 Windermere Rd	Newton	Windermere Road RT	$500,000	02/28/02	Scarrow-Bgropper, B
51 Pettee St U:14	Newton	Duddy, Michelle M	$221,000	02/28/02	Shartleff, Allison F
29 Rockland Pl	Newton	Kopelman, Robert D	$305,000	02/26/02	Fiorentino, Allison
67 Chestnut Ave	Newton	Theodorides, Danny	$475,000	02/28/02	Trembley, Michael
78 Margaret Rd	Newton	Chow, Siu	$401,000	02/28/02	Sawyer, Carolyn
1176 Chestnut St U:24	Newton	Berman, Michael	$395,000	02/25/02	Segel, Carolyn B
93 Floral St	Newton	Connors, Stephen R	$135,709	02/22/02	Connors, Martha A
21 Fredana Rd	Newton	Dey, Edward A P	$744,000	02/27/02	Bricout, Philippe
128 Fuller St	Newton	Budreau, J Landon	$690,000	02/01/02	MRB T
25 Glen Ave	Newton	Bonzinini, Mikhail A	$470,000	02/28/02	Bates, Robert M
10 North St	Newton	Jones, Suzanne C	$760,000	[illegible]	Tompkins, Troy
295 Homer St	Newton	Ghiardelli, Robert S	$492,000	[illegible]	Sayemoto, Lee
250 Hammond Pond Pkwy U:612N	Newton	Koffin, Yigal	$302,500	02/26/02	Banwardo T
410 Langley Rd U:8	Newton	Gilin, Tatiana	[illegible]	02/28/02	410-A Langley Rd RT

Property of the Week™

New Price!

NEWTON — Lovingly renovated Victorian w/wonderful wood include magnificent oak main stair. 10 rms, 5 BR, 2.5 BA. New kitchen and baths, formal dining, butler's pantry, newer windows, updated electric & heat. 2 car garage. Pierce or Williams Schools. $665,000

Steve Yang Ext. 806

If you want to see your property sold... CALL ME!

Steve Yang

837 Beacon St.
Newton Centre
617-964-3300

CASTLES UNLIMITED 964-3300

COPY

oct ~~1st~~ 17th 2002
JOHN J. CRAPO, pro se

DIDN'T FIND WHAT YOU'RE LOOKING FOR?

Home Price Check

What it really sold for

1-800-730-HOME

1-800-730-4663

617-527-3700

www.preservationproperties.com

SHERWOOD MORTGAGE

Est. 1981

1330 Beacon Street

Coolidge Corner, Brookline MA

Tel: (617) 739-2323

800-441-8330

www.sherwoodmortgage.com

COLDWELL BANKER

HUNNEMAN

617-864-4430

1730 Massachusetts Ave

Cambridge MA 02138

MY exhibit 27 G OF 145 pages
JJC/jjc oct 16th 2002 9:55 AM

my
EXHIBIT TWENTY - EIGHT
(28) A OF 145 PP
John J. CRAPO, pro se
Oct Seventh (17th) 2002

	STS	ST. NAME OTIS ST	APTS	OCC.	NAT. DOB CONTINUED
V	107	BANNON ROBERT J	2	PURCHA	1943
V	107	MORETTO AMELIA	1	HSWFE	1929
V	107	MORETTO LOUIS	1	RETIRE	1912
V	109	CICCERELLA ADELINE	2	RETIRE	1906
V	109	GREVETSON MARIA	2	RETIRE	1917
V	109	GOSS EDITH	3	RETIRE	1914
V	109	MORETTI ALICE	1	RETIRE	1910
V	109	MORETTO FLORENCE	1	RETIRE	1916
V	113	MAZZOLA ANTONIO F	1	RCR	1955
V	113	MAZZOLA DONATA	1	HSWFE	1930
V	113	MAZZOLA ROSANNA	1	OFF. MG	1950
	113	MAZZOLA VINCENZO	1	CABINE ETAL	1923
V	113	QUINTILIANI ROSANIA	1	RETIRE	1908
	117	OCONNOR BARBARA	1	CUSTOM	1960
		BILLERICA			
	117	OCONNOR WILLIAM	1	PORTER	1957
		BILLERICA			
V	117 A	OCONNOR DONNA M		CLERK	1959
	117 A	OCONNOR KEVIN		GEN ME	1963
	117 A	OCONNOR MARY D		HSWFE	1049
V	117 A	OCONNOR NANCY A		HOUSEK	1933
V	117 A	OCONNOR WILLIAM F JR		CLERK	1931
V	118	BOZEK MARY J	1	HSWFE	1916
V	118	BOZEK STANLEY J	1	RETIRE	1912
V	118	BOZEK WILLIAM P	1	MANENG	1951
V	118	FREILICH JOEL B	3	CIVIL	1956
V	118	FREILICH LOUISE ABRAHM	3	STUDEN	1957
V	118	NAWENSKY CLAIRE D	2	HSWFE	1939
V	118	NAWENSKY JOHN	2	CRANE	1924
V	119	LEBLANC MARIE E		RETIRE	1910
V	119	LEBLANC MARTIN D		RETIRE	1908
V	120	FREITAS ANTHONY		TRUCK	1930
V	120	FREITAS ANTHONY P		TECHNI	1956
V	120	FREITAS JEFFREY J		FULL C	1959
V	120	FREITAS MARY M		HSWFE	1932
V	122	MARUSINSKI NATALIE P	2	CLERIC	1932
V	122	LONG COLLEEN	1	DENTAL	1959
V	122	SLEEPER DONALD E	1	CONTRA	1954
V	122	SLEEPER JAMES A	1	REHAB	1947
V	122 1/2	BRITTO ELIZABETH B	1	AT HOM	1934
V	122 1/2	BRITTO ROBERT	1	MACH O	1930
V	123	JAROSIEWICZ ANTHONY P	1	POLICE	1953
V	123	JAROSZEWICZ ANTONE M	2	RETIRE	1919
V	124	AHEARN HUGH D	10	CARPEN	1929
V	124	BALCOM LESTER E	10	RETIRE	1913
V	124	CHOJKOWSKI JOSEPH B		[illegible]	1927
V	124 1/2	CHOJKOWSKI KATHRYN		INVENT	1959
V	124 1/2	CHOJKOWSKI LORRAINE B		PERSON	1925
V	124 1/2	CHOJKOWSKI PAUL		ACCT	1957
V	124 1/2	CHOJKOWSKI STANLEY J		RETIRE	1919
V	125	PIECIUL DANNY A		RCR	1954
	126	SPOFFORD DONALD M	2	TEACHE	1934
V	126	SZULENSKI DOROTHY	1	HSWFE	1947
V	127	PIECIUL FRANCIS L		CARPEN	1910
V	127	PIECIUL MARY B		HOME	1916
V	128	MCGIBBON DONALD S		EQUIP	1929
	129	BURNS CATHERINE	2	STUDEN	1959
		SEATTLE			
V	129	CLARKE CAROLINE L	2	STUDEN	1959
	129	ROBINSON BETH	2	STUDEN	1964
		WASH			
V	130	VOTO ADALGISA	1	AT HOM	1890
V	130	VOTO ELIZABETH A	1	CLERK	1924
V	131	CEDZICH CHERYL A	1	SUPER	1957
V	132	DEANGELO GEORGE	1	KEY SU	1954
V	132	DEANGELO JACKIE M	1	FACTOR	1956
	132	DOUCETT DIANA MARIE	1	HSWFE	1949
V	133	DRAGON HENRY	2	[illegible]	1921
V	133	DRAGON JANE M	2	RETIRE	1914
	133	DRAGON JOSEPH	2	MANENG	1924
V	133	DRAGON STASIA	2	RETIRE	1912
V	133	GREGUNOWICZ JOHN F	3	RETIRE	1916
V	133	GREGUNOWICZ JOHN P	3	POLICE	1953
V	133	GREGUNOWICZ MARIA F	3	TELE O	1924
V	134	MCCARTHY JUSTIN M		RETIRE	1906

	STS	ST. NAME OTIS ST	APTS	OCC.	NAT. DOB CONTINUED
V	135	HILL JOHN J	2	R.R. OP	1932
V	135	HILL KELLY ANN	2	DATA E	1950
V	135	HILL RUTH E	2	ASSEMB	1920
V	135	KLEMOWSKI AUDREY A	1	SCTY	1960
V	135	KLEMOWSKI JOANNA B	1	DOMEST	1922
V	135	KLEMOWSKI PAUL M	1	CARPEN	1957
V	136	BACCI BERTHA	1	HSWFE	1922
V	136	BACCI THOMAS	1	[illegible]	1916
V	137	FITZGERALD JAMES F	1	ATTORN	1945
V	137	FITZGERALD JOHN M	1	GROUP	1946
V	138	FENNELL ANNA M	1	HSWFE	1936
V	138	FENNELL DANIEL J	1	TRUCK	1930
V	138	FENNELL DANIEL J JR	1	CLERK	1956
V	138	FENNELL KAREN	1	CLERK	1960
	138	FENNELL PAMELA A	1	STUDEN	1964
V	139	FINIANS ROSEMARIE A	1	CLERK	1927
V	140	AUFIERO CHARLES	1	FURNHA	1949
V	140	AUFIERO CHRISTINE M	1	HSWFE	1951
V	141	DURETTE ELLEN T	1	CLERK	1927
V	141	DURETTE WILLIAM L	1	POLICE	1929
V	143	MCMENIMEN MARY A	1	RETIRE	1901
	145	MALEZA GARETTET		NURSES	1954
	145	MALEZA MARCO		PAINTE	1954
V	147	RUFFING MABEL T	2	RETIRE	1907
V	149	DUFFY DOROTHY L	1	TRAFFI	1925
	149	DUFFY DOROTHY P	1	STUDEN	1965
V	151	TRIFONE ALICE M	1	ACCT	1959
V	151	TRIFONE ANGELINA	1	PRINCI	1945
V	151	TRIFONE JAMES V	1	CUSTOD	1926
V	151	TRIFONE MARY M	1	HSWFE	1923
V	151	TRIFONE MICHAEL J	1	CHEMIS	1953
V	156	DELUCA ANNA M	1	HSWFE	1927
	156	DELUCA DANA M	1	ELECT	1960
V	156	DELUCA FRANK J	1	MAILER	1928
V	156	DELUCA GLORIA J	1	HSWFE	1957
V	156	DELUCA MICHAEL A	1	PRESSM	1960
V	158	LAMERUS ELEANOR L	2	SCHOOL	1929
	160	VELIZ MARIA AMUUS	3	HSWFE PORT	1961
	160	VELIZ MAINA	1	HSWFE SPAN	1959
V	161	CATALDO MARIANN	2	AT HOM	1948
V	161	CATALDO RALPH D JR	2	BANKIN	1948
V	161	IANNACCI ANGIE M	1	RETIR	1911
V	162	DEMATTIA MANUEL	2	RETIRE	1916
V	162	DEMATTIA RUTH E	2	HSWFE	1921
V	162	TROGOLO BRIDGET	1	AT HOM	1907
V	163	VIGILANTE LOUISE	1	ASSEMB	1917
V	163	VIGILANTE MARIO	1	RETIRE	1913
V	167	CAPPELLO ANTOINETTE	1	RETIRE	1916
V	167	CAPPELLO FRANCIS	1	OPERAT	1947
V	167	CAPPELLO FRANK M	1	RETIRE	1913
V	169	ELLIS CATHERINE M	1	HOUSEW	1930
V	169	ELLIS KAREN M	1	STUDEN	1961
	169	ELLIS MAUREEN	1	STUDEN	1965
V	169	ELLIS WALTER J	1	FIREMA	1936
V	173	ANGELELLIS CONCETTA	2	AT HOM	1899
	177	MARQUES ARNALDO	2	DISABL HOMT	1926
	177	MARQUES OLIVIA S	2	HSEWFE	1941
	179	TAVA ANA	2		1964
	179	PREIRA ANTONIO	2		1958
	179	PREIRA MARIA	2		1958
V	179	WILLIAMS JOAN M	1	TELEPH	1919
V	179	WILLIAMS RICHARD E	1	CUSTOD	1917
		SCIARAPPA ST			
V	11	DASILVA ANITA	1	CLERIC	1958
V	11	DONOFRIO ADELINE M	3	HOSP W	1934
V	11	SOUZA FLORENCE	2	CITY W	1929
V	11	SOUZA ROBERT JR	2	JANITO	1929
V	13	BENNETT EDNA C	1	HOUSEW	[illegible]
V	15	PULEO LENA L	1	HSWFE	1940
	21	MOLINA ELENA	2	HOUSEW	1950
	21	MOLINA GILBERT	2	COMP	1955
V	21	RIVERA CARMELO	1	PLATER	[illegible]
	21	RIVERA NATALIA	1	HSWFE	1927

JJC/jjc oct 16th 10:04 AM
2002 "GREAT BODY AND SOUL"

MY exhibit Twenty-Eight (28) B of 145 pp
John J. Crapo, pro se
October Seventeenth (17) 2002 JJC/jjc 10:09 AM

WARD 02 PRECINCT 02

	ST#	ST. NAME	APT#	OCC.	NAT.	DOB
	02	TREMONT ST				
V	10	PACHECO EDMUNDO		AUTO P		1950
V	18	PACHECO GEORGINA A		BILLER		1951
V	18 1/2	KARMAN CAROL D		RN		1946
V	22	CLANCY AGNES	1	RETIRE		1911
V	22	CLANCY FRANK P	1	RETIRE		1908
V	22	SCALFANI CATHERINE A	1	CLERK		1948
V	24	SIGEL MARTIN	2	ILLUST		1929
V	24	SIGEL MINETTE R	2	OFF CL		1934
V	26	LAVOIE SCHERRY L	2	CLERK		1946
V	28	DREW CHRISTOPHER J	1	CONSUL		1946
V	28	DREW KATHLEEN M	1	ARCHIT		1946
V	30	SCHLOSSMAN NINA P	4	STUDEN		1955
	30	TURKOC MICHAEL	1	CONSUL		
V	32	DIAMENT MICHAEL	1	RETIRE		1905
V	32	WEISBERG MAX	2	SALESM		1917
V	34	HANRIGHT MARK A	2	ELECIR		1954
V	34	HANRIGHT MILDRED M	2	AT HOM		1929
V	34	HANRIGHT SCOTT M	2	ELECTR		1957
V	34	ZIMMERMAN INEZ M	1	AT HOM		1898
	36	DIXON CELESTE E	2	HSWFE		1900
V	36	LEWIS GLORIA L	1	HSWFE		1932
V	36 1/2	COLLINS ESTHER F		HOUSEW		1918
	36 1/2	COLLINS LYNETTE	2	CUSTOM		1956
	36 1/2	COLLINS RUTH		SECY		1955
	38	ERICKSON SUSAN L	1	ENGINE		1957
V	38	GELFAND SAUL B	2	STUDEN		1956
	38	LEIGHTON JAMES M	2	ADMN		1954
V	38	LEIGHTON KENNETH P	2	STUDEN		1956
V	38	SHEPLEY PAMELA M	3	TEACHE		1957
V	38	SHEPLEY ROGER D	3	STUDEN		1955
	42	GELARDI PHILIP	1	LABORE		1958
V	42	PETERS THOMAS F	1	CUSTOD		1926
	44	SPINOSA CARLO R	2	COMP O		1948
V	44	SPINOSA MARY L	2	HSWF		1949
	46	LAURICELLA CAROL	2	AT HOM		1950
V	48	DEFRANCISCO RICHARD F	1	ACCT		1958
V	48	DEFRANCISCO ROBERTA D	1	RN		1957
V	48	PARILLA FRANCIS X	2	RETIRE		1918
V	48	PARILLA MARGUERITE B	2	RETIRE		1918
		UNION ST				
	1	DELBAUGH GWEN D	1	MUSICI		1958
V	1	JOHNSON C REGINALD	2	STUDEN		1954
V	1	MURRAY KEVIN R	3	STUDEN		1957
V	1	MURRAY LYNNE G	3	TEACHE		1957
V	1	PARKINS ANDREA M	1	UNEMP		1959
V	3	CORBIN BARBARA M	2	CUSTOD		1922
V	3	CORBIN ERROLD L	2	POSTAL		1923
V	3	FOSTER KARLA R	1	STUDEN		1963
	3	FOSTER PAMELA M	1	STUDEN		1963
V	3	FOSTER VERLEAN	1	HOUSEW		1941
V	3	FOSTER VIRGIL	1	DORM P		1939
V	3	NELSON LEON	1	ENGINE		1942
V	4	SULLIVAN EDMUND		ARTIST		1942
V	4	SULLIVAN WINONA		HOME		1942
	5	CENSULLO JEANNICE M	2	FCTY W		1924
	5	LAVALLEY ANGELINA C	2	FAC WK		1927
	5	LAVALLEY HARRY J	2	RETIRE		1927
	5	SELINES MARTHA	1	RETIRE	LITH	1898
V	5 A	SHOAF ANNA	1	RETIRE		1913
V	6	BARRY DONNA L	1	SECY		1955
	6	BARRY THOMAS J	1	ENGINE		1955
V	7	JUDY MARGARET B		BAKER		1950
V	7	MARCIN FRANCES M	1	HOSTES		1920
	8	DIXON JOHN W	1	UNEMP		1961
V	8	DIXON JOSEPH	1	BOOTHA		1962
V	8	DIXON THERESA P	1	RETIRE		1927
V	8	DIXON THOMAS J	1	DIET A		1956
V	8	DIXON WALTER E	1	ACCT		1954
V	9	PAKSTIS ADELINE D	2	SCHOOL		1920
V	9	PAKSTIS JOHN C	2	RETIRE		1917
V	9	PAKSTIS MICHAEL P		STUDEN		1960
V	10	PUMAS ALFRED J		POLICE		1936
V	11	OLEARY JOHN J		CUSTOD		1958

	ST#	ST. NAME	APT#	OCC.	NAT.	DOB
		UNION ST CONTINUED				
V	11	OLEARY MARY J		RETIRE		1910
V	12	MACKEVICH ANNA C	1	RETIRE		1914
V	13	OLEARY DOROTHY C		HOUSEW		1919
V	13	OLEARY TIMOTHY J		WORKIN		1957
V	13	OLEARY WILLIAM H		AST CI		1919
V	13	OLEARY WILLIAM H JR		UNEMP		1950
V	15	MCCARTHY FRANCIS D		RETIRE		1921
		WINDSOR ST				
	252	DONNELLY CHARLES L	3	UNEMP		1962
	252	DONNELLY LORRAINE S	3	HSWF		1961
	252	SUILLIS AKATERINE	1	STITCH	GREE	1928
V	252	SUILLIS PETER	1	COOK		1922
V	253	CARBONE BEATRICE	2	AT HOM		1921
V	253	SCANLON GENEVIEVE V	3	HOMEMA		1946
	254	CUMMINGS BRENDA S	1A	SALES		1956
	254	CUMMINGS MARJORIE M	1A	CASHIE		1935
V	254	DAILY RICHARD J	1B	POLICE		1949
	254	DASILVA BETTINA	3B	ELECTR	PORT	1954
	254	DASILVA EDUARDINA	3B	STITIC	PORT	1928
	254	DASILVA JOSE P	3B	REST W	PORT	1932
	254	LUC JEANETTE	3A	LABORE	HAIT	1931
	254	LUC JELDY	3A	LABORE	HAIT	1925
	254	SILVA BERTINA	3B	LABORE		1954
	254	SILVA EDUARDINA	3B	LABORE	PORT	1928
	254	SILVA JOSEPH	3B	DISHWA	PORT	1932
V	254	SILVERIO MARIA		ELECTR		1960
	254	SILVERIO VICTOR	2B	FACTOR	DOM	1950
	254	VALTARES ACHILLES	2A	CUSTOD	GREE	1923
	254	VALTARES ANNA	2A	STUDEN		1958
	254	VALTARES ARNIE	2A	RESTAU	GREE	1951
	254	VALTARES SAM	2A	ELECTR	GREE	1951
	254	VALTARES VICTORIA	2A	HSEWFE	GREE	1928
V	255	BURGESS HELEN M	2	AT HOM		1909
V	255	BURGESS JOHN J	2	RETIRE		1905
V	259	CONNOLLY EDWARD T	3L	SHIPPE		1927
V	259	CONNOLLY NANCY J	3L	STUDEN		1960
	259	DECOUTO PAULA	1	[illegible]		1965
	259	DECOUTO TONY	1	[illegible]		1954
	259	DOCOUTO MANUEL	1	FACTOR	PORT	1922
V	259	DOCOUTO MANUEL	1	PLATER	PORT	1952
V	259	DOCOUTO ZELIA	1	STUDEN	PORT	1959
V	259	GARBER ANN M	3	HSWFE		1936
V	259	GARBER JAMES B	3	BOOKBI		1936
V	259	GARBER JAMES B JR	3	LABORE		1958
V	259	GARBER WAYNE M	3	COMP O		1962
	259	GARCIA MANUEL	1	RETIRE	PORT	1917
	259	GARCIA MARIA	1	RETIRE	PORT	1917
	259	GARCIA MARIA	1	DISABL	PORT	1943
	259	PEREIRA YENILDE	1	SEAMST	PORT	1940
	266	FEQUIERE MARIE	1	[illegible]		
	266	FEQUIERE MARIE	2	NURSES	HAIT	1953
	266	FEQUIERE SIMON	2	VARNIS	HAIT	1922
	266	STLVERA PIERRE M	BSMT	WORKER		
	266	THOMAS BERTHA	3	NURSE	HAIT	1947
V	267	BATTLE JOHN D	3	ARCHIT		1954
	267	BROWN SUSAN	1	COMPUT		
	267	IRONSIDE MARIA C	1	STUDEN		
V	267	SILLS SUSAN		DRAFTS		1931
V	268	AUBRY FRANCIS	4	MAINT		1927
	268	AUBRY JANLIO F	4	STUDEN	HAIT	1960
	268	AUBRY LINDA	4	STUDEN	HAIT	1956
V	268	AUBRY MARGARETTE	4	STUDEN		1956
V	268	ENOS HILDA	1	HOUSEW		1913
	268	NELSON GUT	5	LABORE	HAIT	1947
V	268	NELSON MATHILDE	5	BUR DY		1951
	268	PIERRE JULES LEA	2	HSEWFE	HAIT	1918
	268	SELMAN ALEX	6	LABORE	BARB	1923
	268	WILLIAMS CARMEN	3	BILLIN		1920
	270	AUBOURG DANIER	6	OPERAT	HAIT	1936
	270	AUBOURG MADELIN	6	STUDEN	HAIT	1960
	270	AUBOURG JEAN-MICHEL	6	OPERAT	HAIT	1948
	270	AUBOURG MARIE	6	OPERAT	HAIT	1944
	270	AUGUSTE MARIE	4	OPERAT	HAIT	1932

MY exhibit twenty eight
(28) C OF 145 pp
Mr John J. CRAPO. pro se
AMERICAN DREAM
Oct 17th 2002 JJC/jjc oct 16 2002
10:06 AM

	STR	ST. NAME	APTS	OCC.	NAT.	DOB
		CARLISLE ST CONTINUED				
	17	TOBIN GAIL	1	STUDEN		1964
V	17	TOBIN GLENN E	1	STOCK		1961
V	17	TOBIN JANICE F	1	FACULT		1939
V	17	TOBIN KAREN	1	SECTY		1960
V	19	SHEENEY JOSEPH P	3	RETIRE		1911
V	19	SHEENEY NANCY A	3	METER		1948
V	19	SHEENEY NOREEN	3	CLERK		1942
V	19	SHEENEY PHYLLIS	3	MAITRE		1914
V	19	TOBIN ANN E	2	CLK		1914
		CLARY ST				
V	8	CARROLL JOAN M	3	CLERK		1946
V	10	GEE JAMES F	3	RETIRE		1908
V	10	GEE PAUL E	3	STUDEN		1949
	10	GONZALEZ JULIO C	2	CLEANI		1956
	10	MORGAN JOHN	2	MECHAN		1962
V	10	MORGAN MARY F	2	STITCH		1941
	10	MORGAN RICHARD	2	CAB DR		1959
V	17	DOUGENIK LILLIAN E	1	AT HOM		1957
V	17	DOUGENIK MARK	1	UNEMPL		1919
V	17	DOUGENIK PETER A	1	COOK		1955
V	18	BROWN HENRIETTA R		AT HOM		1921
V	18	BROWN NANCY A		HSKPPI		1946
	18	SIDABRAS CAROL L	3	ASST T		1960
V	18	SIDABRAS LORRAINE	3	BABYSI		1933
	18	SIDABRAS MICHAEL C	3	BUS BO		1963
V	18	SIDABRAS ROBERT J	3	CAB DR		1958
V	18	WHITE DOROTHY M	1	OFFICE		1927
V	19	SANTOS ANNA M	1	RETIRE		1915
	19	STANKIEWICZ HENRY V	2	SUPERV		1931
V	19	VILIOTT STASIA	2	RETIRE		1909
V	20	DEIHL MARCIA	3	SCTY		1949
V	20	JOHNSTON ADRIAN B	2	COOK		1928
V	20	WALLENGEVICZ BRONI J	1	RETIRE		1918
V	20	WALLENGEVICZ MARY F	1	CLK TY		1918
V	21	KAUFMAN HYMAN M	1	RETIRE		1900
V	21	KAUFMAN SOPHIE B	1	HOUSEW		1911
V	22	ALBEE BRENDA L	3R	TEACHE		1937
V	22	MADDEN MARY E		THERAP		1953
V	24	BARKIN STEVEN	1	TEACHE		1947
	24	BERNSTEIN HANNAH	2A	TEMP S		1949
V	24	BERNSTEIN HANNAH	2L	SECY		1949
V	24	GERSH MADDY	3L	ARTIST		1952
V	24	JONES MARK R	1	ACCT		1956
		ELLSWORTH AVE				
V	24	APITZ CHRISTOPHER L	2	BUSINE		1949
V	24	KONDOLEON CHRISTINE	3	PROFES		1953
V	24	LIEBERMAN FRANCES S		LEGAL		1947
V	24	ORCUTT MARY G	2	EDITOR		1944
	24	WILSON LAWRENCE LEE	2	PROG A		1949
V	24	WITTMANN FREDERIC E	3	REALTO		1952
V	28	WIGHT ELEANOR M	1	STUDEN		1949
V	28	HUF THOMAS P		ARCHIT		1944
V	30	KHARIBIAN GEORGE M	1	ASSEMB		1921
V	30	KHARIBIAN HILDA E	1	AT HOM		1917
	30	KHARIBIAN IRENE M	1	HOUSEW		1898
V	32	WILLIAMSON JANICE M	1	LAB TE		1952
V	32	WILLIAMSON RITA R	1	HOUSEW		1925
V	32	WILLIAMSON WILLIAM	1	SALESM		1924
		GREENOUGH AVE				
V	3	BERNETT TIMOTHY F	3	TOUR M		1950
V	3	KARSON-LEHFELDT LINDA	2	STUDEN		1951
V	3	LAMBERT SUSAN C	3	HOSTES		1955
	3	MC QUAID PATRICK	2	SELF E		1954
V	7	GOLDOFTAS BARBARA		WRITER		1956
V	7	MANDEL MICHAEL J		STUDEN		1957
V	7	SKVIRSKY RACHEL C		TEACHE		1951
	7	SMITH G		TEACHE		
	7	NOHL NANCY		THERAP		1955
		OR				

	STR	ST. NAME	APTS	OCC.	NAT.	DOB
		GREENOUGH AVE CONTINUED				
V	9	GILLMAN OLIVER		ARCHIT		1949
V	9	MONES JANIS		ARCHIT		1952
V	9	TROEGER MARY E	1	EDITOR		1943
V	13	PALAIMA BENEDICT	1	PROJEC		1957
V	13	PALAIMA CATHLEEN A	1	FOOD D		1957
V	13	SPRAGUE CHARLES F	2	RETIRE		1918
V	13	SPRAGUE MARY E	2	AT HOM		1921
V	17	MONAGLE ANNA V		HSWF		1903
V	17	MONAGLE HUGH J		RETIRE		1903
V	17	MONAGLE KATHLEEN M		SECT		1930
V	17	MONAGLE MARYALICE		CLERK		1958
V	17	MONAGLE PAUL J		CIVIL		1928
V	17	MONAGLE PAUL J JR		ELECTR		1954
V	17	MONAGLE RICHARD W P		STUDEN		1960
V	23	CONSTANTINE JOHN T	1	RETIRE		1910
V	23	CONSTANTINE JOHN T JR	1	GLAZER		1958
V	23	CONSTANTINE KEVIN	1	AIR FO		1963
V	23	CONSTANTINE MARGARET M	1	DIET S		1927
V	23	CONSTANTINE MARIAN	1	OFFICE		1954
V	23	CONSTANTINE THOMAS	1	STOCK		1960
V	23	MULLEN MARGARET	1	CASHIE		1957
V	23	MOONAN MARY C	2	HOUSEW		1913
		HAMPSHIRE COURT				
V	1	SOARES MARIA A	2	RET		1919
		HAMPSHIRE CT				
V	1	FAIRFIELD GERARD C	1	DIVER		1956
V	1	FAIRFIELD LORETTA A	1	RETIRE		1918
V	1	LEVY RICHARD D	3	STUDEN		1956
	1	SOARES A MARIA	2	SOC SE		1919
V	2	LITTLE JOAN	2	HSWF		1944
V	2	ROCHE GERALDINE	3	HOUSEW		1926
V	2	ROCHE TERRANCE J	3	MAINT		1929
		HAMPSHIRE PL				
V	1	COCHRAN MARIE		AT HOM		1923
V	2	GRAVELL MARY A	2	AT HOM		1928
V	3	OCONNOR JOHN J	3	LABORE		1928
V	4	GARDNER RICHARD L		WRITER		1945
	4	LATORELLA PATSY	2	RETIRE		1913
V	5	GALVIN ARTHUR J	2	TRK DR		1935
	5	MORIN LINA	2	RETIRE		1910
	5	VERNON WAIGH M	2			1932
V	6	MALONE JAMES M	3	LABORE		1924
V	6	MALONE JOSEPH L	3	UNEMP		1934
V	6	MALONE STEPHEN E	3	LABORE		1956
V	6	MANUEL JOHN T	1	POLICE		1956
V	6	SHEA DAVID P	2	LABORE		1932
V	7	DRINKWATER FRANCES	1	AT HOM		1924
V	7	GARDNER JEFFREY A	3	FRAMER		1946
V	8	FITZMAURICE JOSEPH P	1	UNEMP		1927
		HAMPSHIRE ST				
	193	DEROSA EVA	2	AT HOM	PORT	1913
	193	DIAS HELEN M	3	HSWF	PORT	1956
	193	DIAS JOSE	3	MAKES	PORT	1952
	195	GIACOPPO MARGARET	2	HLTH A		1941
	195	GIACOPPO MARGARET	2	HOUSEW		1941
V	195	GIACOPPO ROSARIO R	2	CAB DR		1937
	195	GIACOPPO ROSIARO R	2	MAINT		1937
	195	GIACOPPO RUSSELL J	2	STUDEN		1964
	195	GILL MARY T	1	PROOF		1938
V	195	GILL MARY T	1	PROOF		1938
	195	PAIVA GABRIEL	3	RET		1914
V	195	PAIVA GABRIEL D JR	3	RETIRE		1914
V	240	ELLIS MARY F	1	SOCIAL		1955
V	240	FERRARA RAYMOND F		COMPUT		1945
	245	GAYNOR DANIEL	3	REST		1956
V	245	GOODMAN BENJAMIN KURT	3	STUDEN		1957
V	245	JAQUITH MARK H	2	STUDEN		1957

MY exhibit Twenty-Eight (28) D OF 145PP
M/ J.J. CRAPO, pro se
Oct 17th 2002

156 WARD 04 PRECINCT 03

BIGELOW ST CONTINUED

	STS	ST. NAME	APTS	OCC.	NAT.	DOB
V	21	ESTEVE MARY G	1B	LAB TE		1959
V	22	ALONZI VITO D	1B	CONTRA		1930
V	22	BURDEN STEVEN J	2B	BIOLOG		1950
V	22	TEMBY MARY	3A	UNEMP		1927
V	22	TEMBY WILLIAM D	3A	PHYSIC		1925
V	23	HARROP CALDWELL	3	STUDEN		1955
	23	IRVING HENRY	1A	THEATE		1950
	23	OLIVIER KATHRINE	1A	PAINTE		1942
V	23	SPOCK SUSAN E	3	LAW CL		1956
V	24 A	DUNNING JENNIFER		BANKER		1952
V	24 B	BALLIE MICHAEL I	6	INV OF		1946
V	25	DAVIS LETITIA K	2	STUDEN		1949
V	25	FISHER DANIEL B	2	DOCTOR		1941
V	25	SCHREIBER KATHY	1	LANDSC		1954
V	26 A	ANTONIOLI LUCIA		PSYCHO		1937
V	26	FRANCISCO PAUL A	2	ARCH		1940
	29	CONNERTY N	1ST			
	29	DOVNER ERIC	B	STUDEN		1957
	29	GRAHAM EDWARD J	4	MAINTE		1929
	29	HART JAMES	2R	MUSIC		
	29	MCGUINNESS PETER	2R	MUSIC		
	29	ROWE WILLIAM	23			
	29	SHAPIRO JOHN	2	MUSICI		
V	29	THORPE FREDERICK D	2B	MAINTE		1929
	29	TOSE ROBERT	33	ENGINE		
	29	VIGNEAU KEVIN	1			
	29	WEINER HAROLD	2	RETIRE		
	29	WEINSTEIN ALAN	6	MUSIC		
V	30 A	PERSEN MALCOLM C		EXECUT		1954
V	30 A	PERSEN MALID		STUDEN		1954
V	30 A	RABSEY ALEXANDRA	A	STUDEN		1960
	31	AGUILAR DAVID	2R	MUSIC		
	31	BENNINGHOVE JOAN	3R	LAUNDR		1938
	31	HOLLENBECK G PATRICK	1	PROF		
	31	LATTA RICHARD	3F	LAB TE		
	31	LESTER RUTH	2F	ELECT		
V	32	LEIBERSON ANNE QUICK	1	ADMN		1946
V	32	LEIBERSON JOHN F	1	ENGINE		1946
	32	YIM JAY	B	STUDEN		1956
V	33	BROCKMAN ELLEN B	1	REAL E		1939
	33	BROCKMAN JAMES	2R	STU		
	33	BIRDMAN LARRY C	3F	ARTIST		1961
V	34	CARAGAMIS DOUGLAS	C	LIBRAR		1946
V	34	CARAGAMIS SARAH B	C	BUS MG		1949
V	34	THOMAS OWEN C	A	JOURNA		1955
V	36 A	GOLDRICK TONI	5	TEACHE		1941
V	36 A	BRENNAN ANTOINETTE		ACTY		1941
V	36 A	BRENNAN JOHN E		ENGINE		1938
V	36 B	IRWIN VICTORIA H	6	EDITOR		1954
V	38	BANKS CAROLINE D	2	TEACHE		1937
V	38	HANNIGAN PAUL	1	WRITER		1936
V	38	HAYFORD ROBERT A JR	4	BARTEN		1952
V	40	BOWLES KENNETH F	2	BUC MK		1943
V	40	KAHN ROBERT B	1	STUDEN		1957
V	40	KNISOR ELSPETH	1	WORD P		1956
V	40	SWARTZ STEPHEN F	1	STUDEN		1957
V	42	BOWDEN JOHN DESMOND	4	SEC GU		1930
V	42	COHEN DANIEL I	1	PHYS T		1943
V	42	ERMAN GERALDINE B	1	TEACHE		1953
V	42	MURPHY PETER C	8	ACCT		1955
V	42	THOMPSON W	3	UNEMP		1949
	44	ISAKSEN NEIL E	1	EXEC S		1966
	44	PAGE DANIEL A	1	WAITER		1950
V	44	BEAVIS RICHARD	2	TAX AC		1947
V	44	BEHNER JOHN A JR		PHYSIC		1936
V	44	RICKARD JACQUELINE T	2	CONTRA		1949
V	44	GUYETTE DONALD W	1	LAB PR		1955
V	44	KEFFERMAN SEAN P				1958
	44	JATAPRASANNA MARK	3	LAB TE		
	44	KENNEY JOHN	2	NUTRIT		
	44	KESTER JANINE	1	STU		
V	44	MACDUFF DAVID L	2	PUBLIC		1945
	44	MONTAS KURT	3	SALES		
	44	POTER RAYMOND	2	COOK		1948

BSHP ALLEN DR

	STS	ST. NAME	APTS	OCC.	NAT.	DOB
V	146	CAHILL MARK F	3	STUDEN		1963
V	146	CLELAND STUART	3	TV ABS		1960
V	147	VOODPIANOFF LYDIA	1	RETIRE	USA	1905
V	147	WEINBERG SUZANNE	2	ARCH		1943
	147	WILSON MARK	1	STUDEN		1966
V	147	WILSON SHAWN V	1	STUDEN		1960
V	149	CLIFFORD ROBERT S	3	RETIRE		1918
V	149	HYMAN MORRIS E	3	C P ED		1943
	151	MOORAEE MARZIEYE	2	STUDEN	PERS	1963
	151	MOORAEE MOHAMMAD	2	STUDEN	PERS	1961

CLINTON ST

	STS	ST. NAME	APTS	OCC.	NAT.	DOB
	2	APIRAT RATANPARUGUN	31	STUDEN	THAI	
V	2	CARRADES CARMEN	BSMT	JANITO		1687
V	2	CRANE ANNA E	22	AT HOM		1906
V	2	DECKER WILLIAM P	25	GOVMT		1948
	2	FISCHER JOSEPH	6			
V	2	FOSSAS JOSE A	36	STUDEN		1966
V	2	FRANCOUR SANDRA L	25	TEACHE		1943
	2	GARDIER	1			
	2	GARDIER	1			
V	2	MANDLIN BARBARA M	3	PRAC N		1922
V	2	KEEFE MARY E	5	RETIRE		1896
V	2	KELLEY VINCENT J	7			1916
	2	LOPEZ RODRIGO	35	STUDEN	COLO	
V	2	MACCANN FLORENCE L	32	RETIRE		1908
V	2	MALONEY EDWARD J	27	CHAUFF		1943
V	2	RAGLAND JAMES D	26	LAW		1926
V	2	RICE CAROL	28	ANAL		1956
	2	ROSENHEIMER GEORGE	33			
V	2	SHERSHOW SCOTT	34	STUDEN		1953
	2	SOLORZANO ALEYDA	6	STUDEN	COLO	
V	2	STEINKRAUSS MARY K	21	REG NU		1922
	2	SUAREZ LUIS	4	STUDEN	COLO	
V	2	THURSTON WALLACE E	2	LAWYER		1947
V	2	VELGOUSE LINDA J	25	BIHURB		1946
V	2	VIK SUSAN	35	TEACHE		1946
V	2	ZELDIN MICHAEL	37	BIOLOG		1936
V	4	BUCK MICHAEL	1	CAMERA		1910
V	4	DONOVAN JAMES J	2	FIN AN		1946
	4	DREYERS DAWN	1	MENT.H		1900
	4	EDWARDS THOMAS	3	STUDEN		
V	6	AGARWAL NISHKAM S	3	ECONOM		1936
V	6	BROUSSAL LAUREN L	2	MED ST		1930
V	6	HALLAHAN TIMOTHY	1	LAWYER		1947
V	6	POTOUROW PATRICIA	1	STUDEN		1913
V	8	CHAMPOUX LOUIS P	2	RETIRE		1926
V	8	DEAN ALICE W	1	RETIRE		1900
	8	HOUGHTON DONALD W	3	CUSTOD		1913
	8	YEE KENTON K	2	STUDEN		1961
V	10	TRUESDELL LINDA	2	ARCHIT		1957
V	12	HANDLEY ELIZABETH M	1	WRITER		1943
V	12	HANDLEY ERIC N	1	FILM E		1944
	14	COSTA JOSEPH	10	CONSTR		
	14	DOHLER WILLIAM	5 B	ELEC E		
	14	FOGARTY JOHN	4	RETIRE		
	14	GRAND JOHN	3	LABORE		1930
	14	MCDONALD ROBERT	4	MAINT		
	14	OBRIEN DONALD W	0	UNEMPL		1942
	14	OBRIEN JOSEPH	12	TRUCK		
	14	ROACH FRANK	19	TRUCK		1916
	14	ROTOMSKI JULIAN	4	LABORE		
V	14	SILVA JOSEPH	10A	CONSTR		1931
	16	EASTON OSCAR	1	RETIRE		
	16	KENNEDY EDWARD	16	COMPUT		
	16	KENNEY STEPHEN	16	ELECTR		
	16	OBRIEN J	14	LABORE		
	16	SHEEHY CHRISTOPHER	17	PRINTE		
	16	WHELAND ALFRED	15	RETIRE		
	20	FARAHANZ RABII	2	STUDEN	IRAN	1959
	20	MASSEY KENT	7			
	20	MILLER CHRISTINE	7			
	20	RABII AZARMIDOKHT	8			
	20	RABII FEREYDOON	8			

JJC/JJC Oct 16 2002
10:07 AM

MY exhibit Twenty (28) Eight E of 145 PP
Mr John J. CRAPO, pro se
October 17th 2002.
JJC Oct 16 2002 10:08 AM

	ST#	ST. NAME	APT#	OCC.	NAT.	DOB
		MADISON ST CONTINUED				
V	11	GOLDSTEIN JAMES D	3	STUDEN		1960
	11	ROTH JEROME C	3	STUDEN		1957
	11	SAMUELS SAMUEL D	3	ACTOR		1960
V	11	SIMPSON MELODY A	3	STUDEN		1956
V	11	SPERRY ROSE		SOC WK		1936
	15	HAGIHARA HIDEKO	2	LAWYER	JAPA	
	15	MANNHEIM JUDITH	3	MINIST		
V	15	SINGER MARK	2	TEACHE		1951
V	15	SULLIVAN JAMES B	2	CLERK		1939
V	15	SULLIVAN KATHLEEN M	1	LAWYER		1955
V	15 A	KOCH JEAN D	F3	STUDEN		1945
V	15 A	MURPHY FREDERICK J	1	STUDEN		1949
V	15 A	MURPHY LESLIE S	1	STUDEN		1953
V	19	WANG ALICE S		HSWFE		1924
V	19	WANG CHIU-AN		SURGEO		1914
V	20	CLAPP ANNE D		TEACHE		1928
V	20	CLAPP ROGER A J		STUDEN		1961
V	30	GANZ DOROTHY LORD	1	HSWFE		1911
V	30	GANZ STANLEY S	1	LAWYER		1907
V	31	SMITH ALICE K		HISTOR		1907
V	31	SMITH CYRIL S		WRITER		1903
		NEWELL TERR				
V	6	CARPENTER CATHERINE B		LIBRAR		1928
V	6	CARPENTER RICHARD B		RETIRE		1927
V	10	CLINTON DOROTHEA	2	CO-ORD		1940
V	10	CLINTON THOMAS J	2	PERSON		1939
		RAYMOND ST				
V	15	FIELD DANIEL		PROFES		1938
V	15	FIELD HARRIET B		TEACHE		1939
	15	FIELD RICHARD M		STUDEN		1963
	15	OLSEN FRANCES E		STUDEN		1945
V	27	HAMBURG BEATRIX A		PROFES		1923
	27	HAMBURG DAVID A		PROF		1925
V	29	KELLER MORTON		TEACHE		1929
V	29	KELLER PHYLLIS		COLLEG		1930
V	47	STURGIS FRANCES A		HSWFE		1903
V	47	STURGIS SOMERS H		RETIRE		1904
V	55	BICKETT KERRY L		ADMN		1960
	55	MOLLER CATHERINE M	1	STUDEN		1958
V	55	MOLLER CLIFFORD B	1	ARCHIT		1927
V	55	MOLLER DAVID E	1	STUDEN		1956
	55	MOLLER JONATHAN W	1	STUDEN		1963
V	55	MOLLER MARY E	1	TEACHE		1928
V	60	PRESTON ALEXANDER P		PHYSIC		1904
V	60	PRESTON MARY H		HSWFE		1907
V	72	WYMAN ANNIE C		JOURNA		1929
V	77	KNAPP JEAN W		PAINTE		1927
V	77	KNAPP PETER H		PHYSIC		1916
V	79	COHN ALFRED B		BUILDE		1924
V	79	MARSH SUSAN E	3	ARTIST		1949
V	79	MAURER RICHARD	3	PUBLIS		1950
V	79	NORFLEET BARBARA P		TEACHE		1926
V	83	COHN STEPHEN H		SCIENT		1953
V	83	FREEMAN DONALD C	2	PROFES		1933
V	83	TOLBERT M KATHRYN		PSYCHO		1947
V	84	BERLIN GERALD A		LAWYER		1919
V	84	BERLIN JEREMY A		STUDEN		1962
V	84	BERLIN JOSHUA D		STUDEN		1964
V	84	BERLIN MIRIAM H		PROFES		1926
V	87	DAWSON KENNETH A		EXECUT		1903
V	87	DAWSON MARY C		ARTIST		1917
V	90	DELANEY FRANCES S		HOUSEW		1916
V	90	DELANEY HENRY O		HOTEL		1908
V	90	DELANEY SEAN F		STUDEN		1960
V	95	MASON ANDREA		MUSICI		1953
V	95	MASON EDWARD A		PHYSIC		1919
V	95	MASON JEAN K		PSYCHO		1924
	96	HOLDEN JOHN		SALES		
V	96	HOLDEN JOHN A	3	MANAGE		1944
	96	HOLDEN SUSAN		SCH DE		
V	96	HOLDEN SUSAN L	3	TEACHE		1954

	ST#	ST. NAME	APT#	OCC.	NAT.	DOB
		RAYMOND ST CONTINUED				
V	98	BARDIGE ARTHUR H	1	DESIGN		1942
V	98	BARDIGE BETTY L	1	DEVELO		1950
V	102	ELIAS MARJORIE F		RSCH A		1928
V	102	ELIAS PETER		PROFES		1923
V	103	NICOL NANCY M		STUDEN		1941
V	105	CRATSLEY HOLLY B	1	STUDEN		1944
V	105	CRATSLEY JOHN C	1	ATTORN		1941
	105	WHITE MARY	3	LAB AS		
V	106	THORNE PETER A		CONSUL		1955
		ROBINSON ST				
V	7	KAUFMAN ANDREW L		LAW TE		1931
V	7	KAUFMAN DAVID H		STUDEN		1964
V	7	KAUFMAN LINDA S		TEACHE		1935
	12	EAMON WILLIAM	22			
	12	GIRERD EVELYNE		HSWFE		1951
	12	GIRERD JEAN-JACQUES		STUDEN		1949
	12	MCCORMICK GEORGE F	22	PHYSIC		1950
	12	MEARSHEIMER JOHN J	21	FELLOW		1947
	12	MEARSHEIMER MARY T	21	HSWFE		1950
	12	RUMMEL REINHARDT	31			
	12	WATLING JANE D	11	HSWFE	BRIT	1956
	12	WATLING KEITH J	11	SCIENT	BRIT	1954
	13	WHITING BEATRICE B		RETIRE		1914
	15	WHITING JOHN		RETIRE		1908
	18	CUELLAR ALFREDO	22			
	18	HIROBE KAZUYA	11	STUDEN		1939
	18	HIROBE YASU	11	HSWFE		1945
	18	SILVER BRIAN D	22	PROFES		1944
	18	SILVER SALLY T	22	HSWFE		1943
	18	UEKUSA MASU	11			
V	18	WOMACK JOHN JR	21	PROFES		1937
V	18	WOMACK LIZA	21	STUDEN		1962
V	21	HIGGINS-TRENK ANN		PSYCHO		1944
V	21	KOHLBERG LAWRENCE		TEACHE		1927
	22	FUJIHARA CHANTAL E	12	STUDEN	FREN	1945
	22	FUJIHARA KEIGI	12	TEACHE	JAPA	1944
V	22	MCGREGOR EMILY L	31	EDUCAT		1928
	22	OHUCHIDA J	21			
	22	OHUCHIDA EMIKO	31	HSWFE	JAPA	1950
	22	OHUCHIDA SCHUCHI	31	STUDEN	JAPA	1951
V	27	KLEINFELD ALAN		PHYSIC		1941
V	27	KLEINFELD JEAN ANN		TEACHE		1942
V	29	GUINIER EUGENIA		EDUC C		1918
	29	GUINIER EWART		RETIRE		1910
V	29	GUINIER MARIE L		STUDEN		1957
		UPLAND RD				
V	140	BURESH BERNICE R		PROFES		1941
V	140	OPPENHEIM IRWIN		PROFES		1929
V	146	MYER ANNA S		DANCER		1955
V	146	MYER JOHN R		ARCHIT		1927
V	146	MYER MARGARET H		SOC WK		1927
V	146	MYER MARGARET KEATS		STUDEN		1960
V	146 R	ANDREWS DAVID BROOKS		WRITER		1954
V	150	ROSS BARBARA ONEIL		ARTIST		1931
V	150	ROSS JOHN H		TEACHE		[illegible]
V	152	HARRIS DAVID B	2	PSYCHO		[illegible]
V	152	HARRIS MOLLY F	2	THERAP		1930
V	152	MCSHANE CATHERINE R	3	COUNSE		1947
V	160	KELLER CAROL A	3	ARTIST		1951
V	160	ROEMELE VICTORIA S	1	SOC WK		1934
V	176	ABRAMOWICZ ALEX		STUDEN		1959
V	176	ABRAMOWICZ ANNA-LUISA	1	STUDEN		1961
V	176	ABRAMOWICZ JANET H	1	PAINTE		1930
	182	DEFILIPPI CHRISTOPHER	1	STUDEN		1961
V	182	DEFILIPPI DIANA	1	ARTIST		1935
V	182	DEFILIPPI J RONALD		STUDEN		1965
V	182	DEFILIPPI RICHARD P	1	ENGINE		1936
V	182	POOSHADLEY SUSAN		ARTIST		1953
V	186	CHEN LILI		PROFES		1934
V	188	ERDMANN LUISE M	6	EDITOR		1942
V	188	GOVAN DOUGLAS K	3	ARCH		1939

COPY

MY exhibit Twenty-NINE (29) A Oct 27 2002
OF 145 PP
MR JOHN J. CRAPO. Pro Se, AA, ABE


ENRON'S DIRTY LAUNDRY • THE TROUBLE WITH POP MUSIC
Newsweek
The Mystery of
SCHIZOPHRENIA
From Andrea Yates to 'A Beautiful Mind' The Faces Of a Tragic Disease

DREAM TRAVELER JJC JJC 10:15 AM
OCT 16 2002

MY exhibit Twenty-Nine (29) B
OF 145 PP
MR John J. CRAPO, pro se


hrenic
Mind

A popular movie and a murder trial bring this tragic disease to light. How can the voices sound so real?

BY SHARON BEGLEY

WHAT IS WEATHER LIKE OCT 17 2002
~~oct~~ JJC|jjc|Oct 16 2002 10:18 AM

MY exhibit TWENTY-NINE (29) C
OF 145 PP
BY Tenant John J. CRAPO. Pro Se



hrenic
Mind
A popular movie and a murder trial bring this tragic disease to light. How can the voices sound so real?
BY SHARON BEGLEY
COPY

oct 17 2002 Thursday
JJ Clinic Oct 16 2002 10:20 AM
WHAT ABOUT MY UMBRELLA ?

MY exhibit TWENTY-NINE (29) D OF 145 pp
By John J. CRAPO, pro se

The Schizop

THE FIRST TIME CHRIS COLES HEARD THE voice, it spoke to him after midnight. In a gentle tone, it instructed him to meet his friend at a beach cove, right then, and apologize. Chris, the voice told him, had been planning to date the friend's girlfriend. Although Coles was planning no such thing, he did as instructed, arriving at the cove at 2 a.m. It was deserted. He dismissed the incident; imagination, after all, can play tricks in the twilight between waking and dreaming. But the voices kept intruding. Coles saw visions, too. At the beach near his California home, he often saw a profusion of whales and dolphins swimming onto the beach, and a golden Buddha glowing from the bushes by the dunes. "I also had delusions of grandeur," says Coles, now 47. "I felt that I had power over things in nature, influence over the whales and dolphins and waves. I thought I could make things happen magically in the water."



VOICES AND VISIONS: They tormented Yates and inspired Nash (Russell Crowe in 'Mind')

Donna Willey's visions came out of a darker world. She saw "bloody images, cut-up people, dismembered people," she says. Voices, too, be-

Yates has the **public face** of schizophrenia, gripped by evil forces; Nash has the **hidden one**

FROM LEFT: COPY PHOTO BY PHILLIPPE DIEDERICH—GETTY IMAGES; INSET: ILLUSTRATED

Oct Seventeenth (17th) 2002
JJC/jjc Oct 16 2002 10:22 AM

MY exhibit thirty-ONE(31)A
OF 145 PP
MR John J CRAPO pro se
Oct 17(Seventeenth) 2002

JJC/jjc Oct 16th 2002
10:35 AM

U.S. POSTAGE $0.37
PB METER 7038817
TALLAHASSEE FL SEP 25 02

Mr. John J. Crapo
Post Office Box 400151
Cambridge, MA 02140-0002

02140+0002 02

COPY

FLORIDA DEPARTMENT OF STATE
Jim Smith
Secretary of State
DIVISION OF ELECTIONS
The Collins Building, Room 100
107 West Gaines Street
Tallahassee, Florida 32399-0250
(850) 245-6200

MY exhibit thirty-one (31)
B OF 145 PP.
MR JOHN J. CRAPO.

8/23/2002 12:36:42 PM

Florida Department of State - Division of Elections

Qualified 2002 State Candidates

Governor

DIS/CIR	GRP	PARTY	DATE	CANDIDATE / ACCOUNT	ADDRESS
		WRI	07/26/02	Bob Adkins 35369	2349 Canoe Creek Rd. Saint Cloud, FL 34769-0000
		REP	07/23/02	Jeb Bush 34532	700 North Adams Street Tallahassee, FL 32303-0000
		Running Mate:		Frank T. Brogan	1520 Cristobal Drive Tallahassee, FL 32303-0000
		WRI	07/22/02	Rachele Fruit 35535	1441 E. Fletcher Ave. / Suite 421 Tampa, FL 33612-0000
		WRI	07/26/02	Terry Galloway AKA Mickee Faust 35590	1402 S. Meridian St. Tallahassee, FL 32301-0000
		WRI	07/23/02	Nancy Grant 34308	803 E. Magnolia St. Arcadia, FL 34266-0000
		Running Mate:		Sherree R. Lowe	6105 SE 30th Pkwy. Okeechobee, FL 34974-0000
		DEM	07/23/02	Daryl L. Jones 34530	9900 SW 168th Street, Suite 9 Miami, FL 33156-0000
		NPA	07/26/02	Robert (Bob) Kunst 34472	525 W. 49 St. Miami Beach, FL 33140-0000
		Running Mate:		Linda Miklowitz	2542 Arthur's Court Tallahassee, FL 32301-0000
		DEM	07/24/02	Bill McBride 34529	Post Office Box 300 Tampa, FL 33601-0000
		WRI	07/25/02	C.C. Reed 35560	1601 N.W. First Court / Suite 201 Miami, FL 33136-1952
		DEM	07/22/02	Janet Reno 34604	15896 Eagle Nest Lane Miami Lakes, FL 33014-0000
		WRI	07/26/02	John Wayne Smith 34829	203 West Magnolia Street Leesburg, FL 34748-5836

COPY

oct 17th (Seventeenth) 2002
JJCliic Oct 16th 2002
10:35 AM

Qualified 2002 State Candidates

Governor

PARTY	DATE	CANDIDATE / ACCOUNT	ADDRESS	PHONE
WRI	07/26/02	Bob Adams 35369	[illegible] Saint Cloud, FL [illegible]	[illegible]
REP	07/23/02	Jeb Bush 34532	700 North Adams St. [illegible] Tallahassee, FL [illegible]	[illegible]
Running Mate		Frank T. Brogan	320 [illegible] Tallahassee, FL [illegible]	[illegible]
WRI	07/22/02	Rachele Fruit [illegible]	[illegible] E. Fletcher Ave. [illegible] Tampa, FL [illegible]	[illegible]
WRI	07/26/02	[illegible] 35690	[illegible] Tallahassee, FL 32301-0000	[illegible]
WRI	07/23/02	Nancy Grant 34308	803 E Magnolia St. Arcadia, FL [illegible]	[illegible]
Running Mate		Sheriee R. Lowe	[illegible] Okeechobee, FL [illegible]	[illegible]
DEM	07/23/02	Daryl L. Jones 35390	[illegible] Miami, FL [illegible]	[illegible]
NPA	07/26/02	Robert (Bob) Kunst [illegible]	[illegible] Miami Beach, FL [illegible]	[illegible]
Running Mate		Linda Miklowitz	[illegible] Tallahassee, FL [illegible]	[illegible]
DEM	07/24/02	Bill McBride [illegible]	[illegible] Tampa, FL [illegible]	[illegible]
WRI	07/23/02	C.C. Reed 35580	[illegible] Miami, FL [illegible]	[illegible]
DEM	07/22/02	Janet Reno [illegible]	15495 Eagle Nest Lane Miami Lakes, FL 33014-0000	(000)000-0000 (305)[illegible]
WRI	07/26/02	John Wayne Smith 34839	203 West Magnolia St. [illegible] Leesburg, FL [illegible]	[illegible]

I HOPE THIS DOESN'T GET STUCK---
I MY exhibit thirty-ONE (31) C OF 145
One hundred Forty-Five (145) PP

BY MR J.J. CRAPO, pro [illegible]
OCT 17 2002 - JJC/jjc
oct 16th 2002 10:37 AM

MY exhibit THIRTY (30) A
OF 145 pages.

WEDNESDAY, November 13

Luke 15:1-10. *This fellow welcomes sinners and eats with them.*

Jesus is preaching and a group of tax collectors and other assorted sinners come close to hear. The Jews of Palestine despised tax collectors: they violated central Jewish laws and served the Roman army of occupation. It may have been the one thing upon which the entire spectrum of Jewish life, from Zealots to Essenes to Sadducees to Pharisees, could agree: these folks were scum. Yet they hear of this teaching, this rabbi who speaks so eloquently and forcefully of the kingdom of God, and they cannot stay away. Without the usual mantle of protection that their office provided them in the conduct of their dirty business, they come to hear this rabbi teach. Exposing themselves to insults and worse, they cannot stay away. Jesus, hearing the grumblings of the pious, offers the astonishing parables. God, he says, rejects no one. God is not interested in piety, or good works, or right living, although these are important. Deeply, passionately, with a dizzying force, God wants each and every human life brought back home to paradise. No one is outside this circle. Tax collectors, sinners, the fallen—God wants us all. Drug dealers, murderers, terrorists, religious zealots—God wants us all home. There will be words for each of us once we are in the household, but home first.

COPY

JOHN J. CRAPO, pro se
oct 17 2002
JJC III oct 16 2002 10:55 AM

My exhibit Thirty (30) B
of 145 PP

FOR TODAY

O God:

Give me strength to live another day;
Let me not turn coward before its difficulties
or prove recreant to its duties;
Let me not lose faith in other people;
Keep me sweet and sound of heart, in spite of
ingratitude, treachery, or meanness;
Preserve me from minding little stings or
giving them;
Help me to keep my heart clean, and to live so
honestly and fearlessly that no outward
failure can dishearten me or take away the
joy of conscious integrity;
Open wide the eyes of my soul that I may see
good in all things;
Grant me this day some new vision of thy truth;
Inspire me with the spirit of joy and gladness;
and make me the cup of strength to suffering
souls; in the name of the strong Deliverer, our
only Lord and Savior, Jesus Christ.

O God of peace, who hast taught us that in returning and rest we shall be saved, in quietness and in confidence shall be our strength: By the might of thy Spirit lift us, we pray thee, to thy presence, where we may be still and know that thou art God; through Jesus Christ our Lord. *Amen.*

—The Book of Common Prayer (p. 832)

COPY

John J. Crapo, Pro se
oct 17 (Seventeenth)
2002
JJC/jjc oct 16th
2002 10:55 AM

FRIDAY, December 13 (Lucy)

Isaiah 7:10-25. *Therefore the Lord himself will give you a sign. Behold, a young woman shall conceive and bear a son, and shall call his name Immanuel.*

Conforming his words of encouragement and hope which we considered yesterday, Isaiah tells Ahaz, the King of Judah, that deliverance from attacking nations will come in a few years, before a baby conceived now will be much more than a toddler.

Isaiah's striking words came true at that time, but his prophecy remained in scripture and acquired a new significance centuries later for those awaiting a Messiah and Savior. The Son of the blessed Virgin Mary was to be "God with us" not just in name but actual fact.

We give thanks to you, O God, for the goodness and love which you have made known to us in creation... in your Word spoken through the prophets; and above all in the Word make flesh, Jesus, your Son.

COPY

my exhibit thirty (30) C of 145 pages By John J. Crapo, Pro se oct 17 th 2002

JJC/jjc 16 th 2002 10:56 AM

my exhibit
thirty - two (32) A
of 145 pp

JOHN J. CRAPO. pro se
oct 17 2002
JJC/jjc 11AM
oct 16 2002


COPY

my exhibit
Thirty-two (32) B
of 145 PP

John J. CRAPO, AA.
ABE, Pro Se



JJC/jjc
11:01 AM Oct 16
2002
JJC/jjc

MY
exhibit
thirty-two
(32) C
OF 145
pages



S22
S22
COPY
COPY

JOHN J. CRAPO.
Pro Se
oct 17 2002
JJC/jjc 11:03 AM
oct 16 2002

MY exhibit
thirty-two (32) D
145 pages
OF John J. CRAPO, pro se
oct 17 2002
JJC/jjc oct 16 2002
11:05 AM


COPY
S22
S22
COPY

JOHN J. CRAPO. Pro Se
october Seventeenth YEAR
TWO Thousand - TWO (2002)

my exhibits
SECTION TWO (02)
Sixty (60) PP PRINTED
ONE (01) SIDE REVERSE
SIDES BLANCO

My exhibit thirty-three
(33) A OF 145 PP
John J. CRAPO, pso se, AA,
ABE oct 17, 2002

JJC/jjc oct 16 2002 11:23 Am

JOHN CRAPO (D'AGASSIZ RUE)
PO BOX 400151
CAMBRIDGE MA 02140-0002

N 8/1/02

CERTIFIED MAIL

[redacted]

7001 2510 0002 8424 4007

U.S. POSTAGE PAID
BOSTON MA
02205
JUL 02
AMOUNT
$4.88
00100496-75

RETURN RECEIPT REQUESTED
PLEASE

RETURN RECEIPT
REQUESTED

05 aug 2002
JJC

MR ED...
10 AGAS...
CAMBRIDGE MA

...CAN. CITY WRKR
...-2849

RETURNED TO SENDER
UNCLAIMED
CAMBRIDGE MA

NOTIFIED
7/9/02
2nd 7/19/02
ret 7/25/02

RETURN RECEIPT
REQUESTED

COPY

SENDER: COMPLETE THIS SECTION

1. Article Addressed to:
MR EDWARD FERGUSON
CITY WRKR
10 AGASSIZ ST APT
15
CAMBRIDGE MA
02140-2849

COMPLETE THIS SECTION ON DELIVERY

3. Service Type
☒ Certified Mail

2. Article Number
7001 2510 0002 8424 4007

PS Form 3811, July 1999 Domestic Return Receipt

October Seventeenth ("BLACK BROWN & BEIGE")
(At Carnegie Hall) Year 2002 JJC/jjc 11:27 AM
oct Sixteenth 2002 ("Amazing Grace")

MY exhibit thirty-three (33)
B OF 145 pages
By John J. CRAPO, pro Se

CERTIFIED MAIL

[redacted]

7099 3400 0009 4392 6658

From: JOHN J. CRAPO. Pro Se. AA. ABE
PO Box 400151 CAMBRIDGE
MA 02140-0002

U.S. POSTAGE PAID
BOSTON, MA
APR 12, 02
AMOUNT
$4.40

5-2 1st
5-7 2nd notice
5-14 3rd notice

RETURN RECEIPT REQUESTED
PLEASE

15 July 24 2002

4-22
4-30

38

Return to Sender

RETURNED TO SENDER
UNCLAIMED

COPY

TO: MR JAMES BOUDREAU
25 West ST
EVERETT MA 02149

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:
MR JAMES BOUDREAU
25 WEST ST
EVERETT
MA 02149

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X
☐ Agent
☐ Addressee

B. Received by (Printed Name)
C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number
(Transfer from service label)
7099 3400 0009 4392 6658

PS Form 3811, August 2001 Domestic Return Receipt 102595-01-M-0381

MY exhibit thirty - three (33)
C 145 Pages
By John J. CRAPO. Pro Se
TRIPLE DANCE - Hyena Record

october seventeenth (17th) 2002
JJC/jjc 10:29 AM oct/16th 2002
11:29 AM

CERTIFIED MAIL

[redacted]

7002 0510 0003 4335 7043

RETURN RECEIPT REQUESTED

PLEASE

FORWARDING ORDER EXPIRED
BROOKLINE MA 02445/02446

FORWARDING ORDER EXPIRED
BROOKLINE MA 02445/02446

RETURN RECEIPT REQUESTED

U.S. POSTAGE PAID BOSTON, MA 02205 JUL 26 02 AMOUNT $4.54

27 JUL

From: JOHN CRAPO Pro Se. Non LLB. Non MS
PO BOX 400151 CAMBRIDGE
MA 02140-0002

To: MS ANNE W. PHILLIPS
90 SARGENT

COPY

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN CRAPO. Pro Se. Non LLB. Non MS -
PO BOX 400151
CAMBRIDGE MA 02140-0002

JJC/jjc October 16th 2002 11:30 AM

My exhibit Thirty-Three (33) D 9
Oct. Seventeenth (17th) 2002 145 pages
John J. CRAPO, Pro Se

"We three Kings --- "

CERTIFIED MAIL

7001 2510 0002 8473 9096

From: JOHN CRAPO, Pro Se, Non Practising LCSW
PO Box 400151 CAMBRIDGE
MA 02140-0002

UNITED STATES POSTAL SERVICE
9264 02140

U.S. POSTAGE PAID
BOSTON, MA
02114
JUN 28 '02
AMOUNT
$4.63
00068390-05

NL 7/19/02

July 24 2002

RETURN RECEIPT REQUESTED
PLEASE

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:
MS/ MRS/MR ANNE KELLY
10 AGASSIZ ST
APT 2
CAMBRIDGE MA
02140

2. Article Number (Transfer from service label)
7001 2510 0002 8473 9096

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-0835

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X ☐ Agent ☐ Addressee

B. Received by (Printed Name) C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

COPY

RETURN TO SENDER
☐ MOVED, LEFT NO ADDRESS
☐ NOT DELIVERABLE AS ADDRESSED
UNABLE TO FORWARD
☐ ATTEMPTED - NOT KNOWN
☐ UNCLAIMED ☐ REFUSED
☐ NO SUCH STREET
☐ NO SUCH NUMBER
☐ INSUFFICIENT ADDRESS
REMOVABLE

NOTIFIED 6/29/02
Name
1st Notice 7-5-02
2nd Notice 7-5-02
Return 7-15-02

To: MZ... ...LLY
10 AGASSIZ... ...T 2
CAMBRIDGE MA 02140

ReadyPost™

RETURN RECEIPT REQUESTED

From John J. CRAPO
MY exhibit thirty three (33)
E, Oct 17th 2002 JJC/jjc Oct 16 2002 11:33 AM
4 of 145 pages



FROM John J. CRAPO, pro se
MY exhibit thirty-three (33)
F of 145PP
Oct 17 2002 — JJC/JJC
Oct 16 2002 11:35 AM



$7.53
BOSTON MA 02205
USPS
RETURN RECEIPT REQUESTED
PLEASE
NOTIFIED
7/1/02
To: MR JOHN CRAPO A.A.ABE
10 AGASSIZ ST APT 30
CAMBRIDGE MA 02140-2825
COPY

MY exhibit thirty-three (33) G
OF 145 pages
October Seventeenth (17) 2002
JJC/jjc Oct 16th (16) 2002
11:37 Am

John J CRAPO


COPY

MY exhibit thirty-three (33) H
OF 145 pages
October Seventeenth (17th) 2002
BY John J. CRAPO, Pro Se, JJC/
JJC 11:39 AM



RETURN RECEIPT REQUESTED
PRIORITY MAIL
UNITED STATES POSTAL SERVICE
WWW.USPS.GOV
$12.60
COPY
ReadyPost
SENDER: COMPLETE THIS SECTION
COMPLETE THIS SECTION ON DELIVERY

MY exhibit thirty - three (33) I
OF 145 Pages
Oct 17th (Seven-teenth) Year 2002
JJC/jjc Oct 16th 2002 11:40AM
BY John J. CRAPO, Pro Ae, AA, ABE



[illegible]
BANKING [illegible]
COMMITTEE) [illegible]
[illegible] FALLS [illegible]

SENATOR [illegible]

Dear Mr Crapo
[illegible] YOU AND [illegible] E. NOT FRIENDS
WE HAVE HAD [illegible]
COME FRIENDS
ENCLOSED [illegible]
[illegible] DEPARTMENT [illegible]

"WHY WAS SOMEONE(OD) "WANTED—?"

MY exhibit thirty-three (33) J
OF 145 PP
Oct 17th 2002 JJC/jjc
Oct 16th 2002 11:43 AM

JOHN J. CRAPO
CAMBRIDGE MA
VIA CERTIFIED
MAILED
REQUESTED
DEAR MR. FER

SE ... AGASSIZ ST
02140-2?
40-0002
JULY 07th 2002
MUNICIPAL WAT
A COPY
ATTEN

JOHN J. CRAPO. Pro Se SOMEONE DID SOMETHING.....

MY exhibit thirty-three(33)
K OF 145 pages
Oct 17th 2002 JJC/JJC
Oct Sixteenth(16th) 2002
11:45 AM



NOTIFIED
RETURN RECEIPT REQUESTED
PLEASE

JOHN J. CRAPO, Pro Se "Three(03) Kilgore"
"YOU DID IT, YOU DID IT"

MY EXHIBIT thirty-three (33)
1 OF 145PP
october Seventeenth (17th) 2002
JJC/jjc oct 16th 2002
11:48th - MR J.J. CRAPO. ABE

U.S. POSTAGE
BOSTON MA
02205
MAY 16 '02
AMOUNT
$5.78
00037327-60

[redacted]

02140

8264

NOTIFIED
5/21/02

RETURN RECEIPT REQUESTED
PLEASE

JJC
July 24 2002

6-28 1st notice
6-5

CERTIFIED MAIL

[redacted]

7001 1140 0003 9036 2964

To: RESIDENT OR RESIDENTS
21A LANCASTER ST
CAMBRIDGE MA 02140

Refused

COPY

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

RESIDENT OR
RESIDENTS
21A LANCASTER ST
CAMBRIDGE
MA 02140

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X
☐ Agent
☐ Addressee

B. Received by (Printed Name)
C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number
(Transfer from service label)
7001 1140 0003 9036 2964

PS Form 3811, August 2001 Domestic Return Receipt 102595-01-M-0381

From: JOHN J. CRAPO PRO SE NON LLB
PO BOX 400151 CAMBRIDGE
MA 02140-0002

[redacted]

MY EXHIBIT thirty-three (33)
M OF 14500
BY MR J.J. CRAPO, Pro Se, AA, ABE
Oct 17th 2002 JJC/JJC Oct 16 2002



oct 17th 2002
BY John J. CRAPO, Pro se
JJC/jjc oct 16 2002 @ 11:49 14pp
AM
Exhibit thirty-three (33) N of



PRO SE
PO BOX
CAMBRIDGE
02140-000
VIA CERTIFIED
MS ANNE
02246
BOARD
COPY
MS O'BRIEN

october 17th 2002
By John J. CRAPO, Pro Se
JJC/ijc oct 16th 2002 11:50
AM my exhibit thirty-three
(33) O OF 145 PP

JOHN JE[...] CRAPO
PO Box [...] 00151
CAMBRI[...] E MA 02140-0002

via certi[...] June 27 2002
mail m[...] ECE pay one(01) of
re Turn [...] 0002 two(02) pages
8473 [...] 06 [...] printed
[...] one(01) SIDE
RE[...] TED reverse SIDE
Pleas[...] BLAN[K]
MR/MRS [...] ANNE KELLY
APT T[...] 02)
10 AGAS[...] Street
CAMBRI[...] E MA 02140
Dear M[...]s/MR KELLY
En[...]d I call to
your a[...] on copy my
letter [...] MONY LIFE
insura[...] COMPANY
which [...] via
certif[...] mail Return Rec
ceipt [...] QUESTED
[...] this letter plus
[...] I send by certified
policy [...] rn receipt requested
mail [...] 09 by MR BRUNNER
to MR [...] ON I notice you to
[...] nity area not much
day [...] thought [...] with
i spec[...] more

october Seventeenth(17th)
Year 2002 BY MR John J.45
CRAPO. Pro Se JJC/jjc 7 pp
oct Sixteenth(16th), 2002
my exhibit thirty-three(33) P A

I'Ve NOISY PLUMBING, GURGLING, DRIPPING

MY EXHIBIT # thirty-FOUR (34)
OF 145 pages
ONE (01) PAGE. Oct 17 2002
JOHN J. CRAPO
oct 16 2002 1:32 PM

United States Postal Service
Sorry We Missed You! We Deliver for You

Today's Date: 10-9

Sender's Name: RTS

Item is at:
___ Post Office *(See back)*

Available for Pick-up After
Date: Time:

We will redeliver or you or your agent can pick up. See reverse.

☐ If checked, you or your agent must be present at time of delivery to sign for item

___ Letter
X Large envelope, magazine, catalog, etc.
___ Parcel
___ Restricted Delivery
___ Perishable Item
___ Other:

For Delivery: *(Enter total number of items delivered by service type)*
For Notice Left: *(Check applicable item)*

___ Express Mail *(We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)*
X Certified
___ Recorded Delivery
___ Firm Bill
___ Registered
___ Insured
___ Return Receipt for Merchandise
___ Delivery Confirmation
___ Signature Confirmation

Article Number(s)
7002 1000 0005 4605 2413

Notice Left Section
Customer Name and Address
John J. Crapo
X460151

Article Requiring Payment
☐ Postage Due ☐ COD ☐ Customs

Amount Due
$

☐ **Final Notice:** Article will be returned to sender on

Delivered By and Date

COPY

PS Form **3849**, November 1999

Delivery Notice/Reminder/Receipt

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here):*

1. *a. Check all that apply in section 3;*
b. Sign in section 2 below;
c. Leave this notice where the carrier can see it.

2. Sign Here *to Authorize Redelivery or to Authorize an Agent to Sign for You:*

3. ☐ Redeliver *(Enter day of week):*

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

☐ Leave Item at my address

(Specify where to leave. Example: "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused [redacted]

PORTER SQUARE POST OFFICE
1953 MASSACHUSETTS AVE
CAMBRIDGE MA 02140-9998
M-F 7:30AM-5:30PM SAT 7:30-2:00PM
PHONE: 1-800-275-8777

Delivery Section

Signature X	
Printed Name	
Delivery Address	

USPS [redacted]

PS Form **3849**, November 1999 *(Reverse)*

5293 0001 0989 5746

JJCJJC

My exhibit Thirty-Five (35) OF 145 Pages By Mr John J. CRAPO, Pro Se oct Seventeenth (17th) Year 2002

Starting in the 1960s, American doctors began prescribing estrogen pills to quell the hot flashes and night sweats, abate the vaginal dryness, and even out the mood swings that affect at least half of all women during menopause, when natural hormone levels decline.

In the 1970s and following decades, doctors began exploring estrogen's ability to prevent chronic conditions, in particular heart disease, the number-one killer of women. They were encouraged by laboratory studies that suggested estrogen might benefit the heart. For example, scientists found that estrogen lowers LDL ("bad") cholesterol and raises HDL ("good") cholesterol.

Over the years, hormone therapy's charms grew. Not only would it guard against disease, it would restore youth, believers claimed. Until recently, many doctors routinely recommended HRT to their menopausal and postmenopausal patients. In one book, a physician-author maintained that estrogen reduced the risk of various cancers, improved memory, alleviated arthritis pain, and made stronger muscles, firmer breasts, younger skin, and healthier hair. "Women were told, 'You'll look better, feel better, you'll be young forever,'" says Nanette Kass Wenger, a cardiologist at Emory University School of Medicine and chair of an international panel that recently conducted a four-year review of the research on menopause.

KNOWING WHEN AND HOW TO QUIT

How do I know if it's time to stop using hormones?
In general, doctors are steering patients away from using HRT for more than five years. If you've been using hormones for menopausal symptoms, you may want to try getting off after two to three years. "I suggest women try to wean themselves off therapy slowly and see how they feel," says Jan Shifren, M.D., director of the Menopause Program at Massachusetts General Hospital in Boston. "If they feel miserable," they probably should go back on and try again in another six months to a year.

If I decide to quit, should I go "cold turkey?"
Many doctors advise tapering off gradually, although there is no scientific evidence it works better than going cold turkey. One method is reducing the dosage, for example, shifting down from 0.625 mg of estrogen per day to 0.4, 0.3, and then to zero, over a period of weeks or months. Another is gradually decreasing the number of days per week you take the pills. If you are on combination therapy, continue taking an appropriate dose of progestin along with the estrogen. And discuss your plan with your doctor before you proceed.

Will I go through menopause all over again?
If you are still in menopause, your symptoms may resume. If you are past menopause, you may experience hot flashes, night sweats, or mood changes. If they occur, do not taper your regimen any further until they subside.

Vaginal dryness will return within two to three months. Breasts will lose any extra fullness they acquired.

If your skin became smoother or your hair thicker, those benefits may reverse themselves. Note that abrupt shifts in reproductive hormones can trigger hair loss, as many new mothers learn. The loss is temporary.

How long will my symptoms last?
That depends. If you are still going through menopause, you may experience a return of the symptoms. If you are past menopause, the night sweats and hot flashes that occur as you withdraw from HRT may last several weeks or months. Some women, whether or not they have used HRT, continue to have



hot flashes for many years or even a decade after menopause begins.

What if my hot flashes don't go away?
Some postmenopausal women will have persistent and debilitating hot flashes even after they have given tapering a valiant try. Doctors believe only a small minority will have this trouble. If you are one of these unlucky few, you may want to try a more gradual tapering regimen or try a lower dose of HRT. Ask your doctor about drugs such as Effexor (venlafaxine) that curb hot flashes. But you may decide that the benefits you reap from HRT outweigh its risks.

Who has the most trouble quitting?
Doctors say they have no way to predict which women will have more trouble than others. "Some women who never had hot flashes while going through menopause have significant hot flashes when weaning off HRT," and vice versa, says Shifren.

In theory, thin women may have more trouble than obese women, who tend to have higher levels of their own estrogen. Likewise, smokers, who generally have more hot flashes at menopause than nonsmokers, may have more trouble when quitting HRT.

Is it bad for my body to go off and on HRT?
Getting off hormones may take several attempts. Doctors have found no evidence that stopping and starting HRT will harm your body. Only make changes under the supervision of your health care provider. —M.H.

JJC/jjc oct 16 2002 1:35PM

JOHN J. CRAPO, pro se
my exhibit thirty six (06) A. 7
145 pages
oct 17 2002
JJC/jjc oct 16 2002
1:40 PM





JOHN J. CRAPO, pro se
my exhibit thirty-six (06)
B-9145 pages
oct 17 2002
JJC/jjc oct 16 2002
1:41 PM





JOHN J. CRAPO, pro se
my exhibit thirty-six
(36) C OF 145 pages
oct 17 2002
JJC/JJC oct 16th
2002 1:41 PM





JOHN J. CRAPO. ABE
pro se
my exhibit thing.
six (36) D 7145 ✓ pages
Oct 17 2002



JJC) JJC Oct 16, 2002
1:43 PM

JOHN J. CRAPO, AA,
ABE, pro se
my exhibits [illegible]
(36) E 9 145 PP
Oct 17 2002

JJC/jjc oct 16 2002
11:45 PM





My exhibit 36
[illegible]-six (66) F
OF 145 PP
oct 17 2002
JJC / JJC oct 16 2002 1:45 pm





John J. CRAPO, [illegible]

MY exhibit ~~sheets~~ 6 OF 145
~~six~~ (36)
~~pages~~
Oct 17 2002

JJC/JJC Oct 16 2002 1:47 PM —
John J. CRAPO, Pro






TRANS
The Dai

my exhibit
thirty-six (36)
4 OF 145 page
Oct 17 2002
NCJIC oct16 2002
1:50 PM

JOHN J. CRAPO,
Pro se





JOHN J. CRAPO. pro se
October Seventeenth (17th)
Calendar Year 2002
two thousand two
MY exhibits
SECTION THREE (03)
TWENTY - SIX (26)
PAGES
PRINTED ONE (01)
SIDE reverse
SIDES BLANCO

JJC/jjc

My exhibit
thirty-six (36)
I OF 145 PP
Oct 17 2002
JJC/jjc
oct 16 2002 1:50 PM


COPY

JOHN J. CRAPO
Pro Se

My exhibit thirty-seven (37) A
~~OF~~ OF 143PP
Oct 17 2002 Thursday
JJC/jjc Oct 16 2002 2:10 PM

The Commonwealth of Massachusetts
Department of the State Treasurer

SHANNON P. O'BRIEN
TREASURER AND RECEIVER GENERAL

EFFECTIVE DATE : 8/30/2002
CHECK NUMBER : 0002695567
CHECK AMOUNT : $892.59

PAYMENT TYPE : PENSION PAYMENT

TREASURER SHANNON O'BRIEN IS PLEASED TO INFORM YOU THAT YOUR AUGUST PENSION CHECK, ASSUMING THAT YOU ARE ELIGIBLE, INCLUDES THE 3% COST OF LIVING ADJUSTMENT (COLA) RETROACTIVE TO JULY 1, 2002 (TWO MONTHS OF COLA). TO BE ELIGIBLE FOR THIS COLA YOU MUST HAVE BEEN RETIRED BY JUNE 30, 2001.

NAME: JOHN J CRAPO   AGENCY NAME: SBRP   REFERENCE # 1 55706
SOC. SEC. NO. 004-34-8050   AGENCY NO.   DIV. NO.   EMP. NO.   DEPT.

YOUR MONTHLY COST OF LIVING IS $27.32

EARNINGS	HOURS	AMOUNT	DEDUCTIONS	CURRENT	YTD	DEDUCTIONS	CURRENT	YTD
			INSURANCE	40.41	430.82	LIFE INS	32.25	258.00
CURRENT GROSS		965.25						
YTD GROSS		7339.52						
HOURS EARNED								

FOLD, CREASE AND TEAR ALONG PERFORATION   NET PAY 892.59

THIS DOCUMENT PRINTED WITH AN ARTIFICIAL WATERMARK, MICROLINE PRINTING & VOIDPANTO.

The Commonwealth of Massachusetts
Department of the State Treasurer

CHECK NUMBER 0002695567
PAYEE REFERENCE NUMBER 1 55706
CHECK DATE 8/30/2002

PENSION PAYMENT   CHECK AMOUNT

PAY*************892*DOLLARS*AND*59*CENTS**** $892.59
VOID AFTER 90 DAYS

VOID VOID

TO THE ORDER OF JOHN J CRAPO
P.O. BOX 400151
CAMBRIDGE MA 02140-0002

Shannon P. O'Brien, Treasurer

⑈0002695567⑈ ⑆011900445⑆ 67908⑈

JJC/jjc

REMOVE STUBS AT BOTH ENDS FIRST

SLIDE FINGER ALONG THIS EDGE TO OPEN

6616 040 C.R.

55706

003695562

COPY

SHANNON P. O'BRIEN
TREASURER AND RECEIVER GENERAL
COMMONWEALTH OF MASSACHUSETTS
ONE ASHBURTON PLACE
BOSTON, MA 02108

RETURN SERVICE REQUESTED

FIRST CLASS MAIL

1 55706

FIRST CLASS MAIL
U.S.POSTAGE PAID
BOSTON,MA
PERMIT NO. 52535

JOHN J CRAPO
P.O. BOX 400151
CAMBRIDGE MA 02140-0002

0214040002 02

ENDORSE CHECK HERE

X

DO NOT WRITE/SIGN/STAMP BELOW THIS LINE

DEPOSITORY BANK ENDORSEMENT

* FEDERAL RESERVE BOARD OF GOVERNORS REG. C.C.

John J. Crapo, pro se

my exhibit thirty-seven (37) ID OFA

1:45 PM

Oct 17 2002 Thursday

JJC/JJC Oct 16 2002 2:16 PM

Oct 17 2002 Thursday
JJC/jjc Oct 16 2002 2:16 PM

John J. Crapo, pro se
my exhibit thirty-seven (37) D OFA
1:45 PM

ENDORSE CHECK HERE
X

DO NOT WRITE/SIGN/STAMP BELOW THIS LINE
DEPOSITORY BANK ENDORSEMENT

FEDERAL RESERVE BOARD OF GOVERNORS REG. C.C.

02140400002 02

JOHN J CRAPO
P.O. BOX 400151
CAMBRIDGE MA 02140-0002

RETURN SERVICE REQUESTED

SHANNON P. O'BRIEN
TREASURER AND RECEIVER GENERAL
COMMONWEALTH OF MASSACHUSETTS
ONE ASHBURTON PLACE
BOSTON, MA 02108

COPY

FIRST CLASS MAIL
1 55706

FIRST CLASS
MAIL
U.S.POSTAGE
PAID
BOSTON,MA
PERMIT NO.
52535

SLIDE FINGER ALONG THIS EDGE TO OPEN
REMOVE STUBS AT BOTH ENDS FIRST

Newton High School

Newton, Massachusetts

John Jennings Crapo

having honorably completed the number of courses of study prescribed by the School Committee for graduation from the High School, is presented with this

Diploma

In testimony whereof we have affixed our signatures this 9th day of June, 1956.

Harold B. Gores
Superintendent

Leo Barry
Principal

145 POV

My exhibit thirty-Eight (38) John J. CRAPO, Pro Se AA, ABE
oct 17 2002
JJC/jjc oct 16 2002

my exhibit thirty-nine (39)
A OF 143 Pages

150 Gibbs St.
Newton, Ma
02459
September 25, 2002

Mr.J. J. Crapo
P.O. Box 400151
Cambridge, Ma 02140-0002

Mr. Crapo;

In response to your last few mailings.

I am retired and no longer a Police Officer.

Further, in regards to your inconsistent ramblings, any further contact by you or an agent representing you, to my family, or I, will be considered as harassment. I will act accordingly!

David Martin

David Martin

COPY

From John J. CRAPO, pro se
oct 17 2002
JJC/jjc oct 16 2002

From John J. CRAPO, Pro Se
oct 17 2002 JJC/jjc oct 16 2002



my exhibit three-more (39) B of 1X81-pdd

COPY

12:25 PM

from John J. CRAPO,
pro se Oct 17
2002


CERTIFIED MAIL
OF THE RETURN ADDRESS, FOLD AT DOTTED LINE

My exhibit # thirteen (39) C of 145pp
of WJC/JJC Oct 16 2002 2:26 PM

COPY

my exhibit thirty-nine (39) D OF 145 PP

From · Mr John J Crapo · pro se
oct #17th 2002 JJC/jjc oct 16 2002

DAVID W MARTIN
150 GIBBS ST
NEWTON CENTER MA 02459-1928

[redacted]
7002 0510 0000 2211 8850

UNITED STATES POSTAL SERVICE

[redacted]

02140

U.S. POSTAGE
PAID
NEWTON CENTER C.M.
02459
SEP 26 02
AMOUNT
$4.42
00016865-10

Mr J. Crapo
POBox 400151
Cambridge Ma
02140-0002

9-27

COPY

02140+0002 02

my exhibit # Forty (40) of 143 PP
oct 17 2002 (Wed)
JJC/jjc Oct 16 2002 2:31 PM
BY MR John J. CRAPO. pro se

The Commonwealth of Massachusetts
STANDARD CERTIFICATE OF DEATH
REGISTRY OF VITAL RECORDS AND STATISTICS

[redacted] 000814

DECEDENT

Judith Belle Hothan Female June 30, 1992

Boston Suffolk Massachusetts General Hospital

328-36-5615

White 12

49 Jan 20, 1943 Crete, Illinois

Divorced David Riley Social Worker Government

88 Thorndike Street, Cambridge, Middlesex, Mass. 02141

Herbert Hothan Illinois Jeanne Baker Illinois

INFORMANT

Allison Riley 88 Thorndike St., Cambridge, MA 02141 Daughter

DISPOSITION

Manuel Rogers, Jr. 5374

Cambridge Cemetery Cambridge, Mass.

July 3, 1992 Rogers Funeral Home, 380 Cambridge St., Cambridge, MA 02141

MULTIPLE TRAUMATIC INJURIES 13 DAYS

CERTIFIER

June 17, 1992 NO

PEDESTRIAN STRUCK BY MOTOR VEHICLE McGRATH HIGHWAY, SOMERVILLE MASS.

Leonard Atkins MD

JULY 1, 1992

JUNE 30, 1992

LEONARD ATKINS MD, TRU MASS. AVENUE BOSTON MASS 02118 23065

BLACK INK ONLY

JUL

SEP 10 2002

A TRUE COPY
ATTEST
D. Margaret Drury
City Clerk


Forty-ONE (41) . A OF 2
oct 17 2002 MSPP
JJC/JJC oct 16 2002 2:44 PM
my exhibit
By Mr
John J. CRAPO
$5.43
oct 09 2002
MASTER WILLIAM P. SEGARRA
MRS. JOSE
SE GARRA
MAIL PIECE #
RETURN RECEI
PLEASE
AUGUST Thirtieth



CERTIFIED MAIL
7002 0860 0007 4927 4640
RETURN RECEIPT REQUESTED
PLEASE
927
BREAST CANCER
U.S. POSTAGE PAID BOSTON, MA AUG 30 '02 AMOUNT
$5.43
From: JOHN J. CRAPO
P.O. BOX 400151 CAMBRIDGE MA
02140-0002
oct 09 2002
this tampered with this how it came back to me
Moved, Left No Address
Forwarding Order Expired
Attempted - Not Known
Unclaimed
Refused
No Such Street
No Such Number
Insufficient Address
M. SEGARRA
GRENVILLE RD
RETURN TO SENDER
UNCLAIMED
UNABLE TO FORWARD
09/26/02
SEGARRA
GRENVILLE RD
WATERTOWN
MA 02472
7002 0860 0007 4927 4640
Domestic Return Receipt
COPY

MY exhibit Forty-one (41) B of 145PP
From John J. CRAPO, Pro Se
Oct 17 2002 JJC/ jjc Oct 16 2002

2:47 PM

To MASTER WILLIAM P. SEGARRA
C/O MRS JOSÉ
(JOSEPH) MANUEL SEGARRA

MAIL MAILPIECE # 1002 0000 0001
4927 4640 RETURN RECEIPT
REQUESTED PLEASE
DATED AUGUST Thirtieth (30th)
YEAR 2002 (two thousand two)
YEAR OF OUR LORD
JJC/jjc

my Exhibit
From John J.
oct 17 2002

Forty-one (41) C OF 145
CRAPO, PRO Se
JJC/jjc oct 16 2002

my exhibit Forty one (41) D of 7 YS
From John J. Crapo, pro se
oct 17 2002 JJC/JJC oct 16 2002


$5.43
COPY
Ready Post

my exhibit Forty-one (41) E
OF 145 PP
By John J. Crapo, Pro Se
October Seventeenth (17 th)
2002

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:
MRS JOSÉ (JOSEPH) M. SEGARRA
45 GRENVILLE RD
WATERTOWN
MA 02472

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X
☐ Agent
☐ Addressee

B. Received by (Printed Name)

C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7002 0860 0007 4927 4640

PS Form 3811, August 2001 Domestic Return Receipt 102595-01-M-0381

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J. CRAPO, AA. ('58), ABE, PROSE, NON PRACNG LGSLG
PO BOX 400151
CAMBRIDGE MA 02140-0002

—13%

JJC (jj)c Oct 16, 2002
2:50 PM

JJC/jjc oct 16 2002 2:52 PM


CERTIFIED MAIL
From: MR JOHN CRAPO PRO SE 1 AGASSIZ ST
PO BOX 400151 CAMBRIDGE
MA 02140 0002
2002 1000 0005 4604 3565
$5.11
RETURN RCPT REQUESTED
PLEASE
RJS
Sent 30 2002 received Back
J. J. Crapo
Hold
Name
1st Notice AUG 14 2002
2nd Notice
Return
To: QUARAISHI
10 AGASSIZ ST FL 2
UNCLAIMED
CAMBRIDGE MA 02140
COPY
ReadyPost
RETURN RECEIPT REQUESTED
RETURN RECEIPT REQUESTED

oct 17 2002
my exhibit Forty-one (41) F
OF 143 PP
From J. J. CRAPO, Pro Se, AA, AB, E

OCT 17 2002 m exhibit
Forty-one (41) of 145
FROM J.J. CRAPO. Pro Se

JJC//jjc oct 16 2002
2:53 PM

John J ... Pro Se AAABC
Non Prac... LCNSO CERT
SCL ... Non LLB Non MS
PO Box ... 00151
Cambri... MA 02140-0002
of th... ...sse St ... 30
Cambri... MA 02140-2825

August Seventy
Year 2002
11 PM

Via Certifi...
#7002 1000 ...
4604 ... Piece one (01) of four (04)
Return Re... ... Pages
Please

Prince Fa... ... Quarry
Ten Agas... ... FL TWO
Cambridg... 02140

Dear Mr C... ...ishi
... someone ... had
Our Place ... ...
Me ... Wa... You ?
Thous... ...d, and Relevant
Heat ... Issue ... Calendar
Year 2002 The ... of Cambridge
Hon. Coun... ... along copy
of my ... my TROUBLES
to the ... ...se of Senators
Committee Banking and Housing
...

October 17 2002 my exhibit
Forty-one (41) H OF 145
one hundred Forty-05 PP

From John J. CRAPO. Pro Se
JJC/jjc Oct 16 2002 2:57 PM

From: MR JOHN J. CRAPO AA ABE Pro Se Non DR
PO BOX 400151 CAMBRIDGE
MA 02140-0002

NV 9/25/02

CERTIFIED MAIL

[redacted]

7002 0510 0003 4335 6405

BREAST CANCER

U.S. POSTAGE PAID BOSTON, MA 02114 AUG 26 '02 AMOUNT $4.28 00068390-05

G 26 2002 BOSTON MA USPS 02140

10:10 AM

RETURN RCPT REQUESTED
PLEASE

Delivered back to my Sept 30 2002
J.J.C

To: M... DONALD S O'HARA —
... FCLTY
10 ... Z
CAMBRIDGE MA 02140-2825

RETURNED TO SENDER UNCLAIMED

COPY

COPY

NOTIFIED 8/27/02

2nd 9/5/02
Return 9/17/02

Ready Post™

"Test of Emergency Alert
System ..."

From J.J. CARAPO
JJC/jjt Oct 16
2:35 PM

Pro Se
2002
2:35 pm

U.S. POSTAGE
PAID
BOSTON, MA
02114
AUG 26 '02
AMOUNT
$4.28
00068390-05

10:10 AM

RETURN RCPT REQUESTED
PLEASE

Delivered to
back to
me
Sept 30 2002
J.J.C.

TO: MSTR DONALD S O'HARA
UNIV. REGTR AND FCLTY
10 AGASSIZ ST APT 2
CAMBRIDGE MA 02140-2825

COPY

NOTIFIED
RL 9/5/02

Recd 9/5/02
Action 9/17/02

ReadyPost.

Oct 17 2002 my exhibit
Partly-mostly? OF. I OF
145 pp

oct 17 2002 my exhibit Form - no (91) 2 of OF 145 PP

By John J. CRAPO pro se JJC oct 16 2002 2:59 PM

COPY

UNITED STATES POSTAL SERVICE

oct ~~17~~ 17 2002 my exhibit Forty-one (41) of K 143 Pages

From John CRAPO oct JJC///JC Oct 16 2002 3 pm

JOHN J. C... | ...ROSE AA ABE ... AM
NON ... A... | ...ACTISING LCSW ...
... | ... AUGUST 25 TH
... | ... YEAR 2002
... | ... (SUNDAY)
DEAR ... | ...ARA
... | ... ARE NOT FRIENDS ALTHOUGH
... HAC... | ...Y CHANCES TO BECOME
FRIENDS, F... | ...Y NEIGHBORS, FRIENDS
... | ...S, ET CETERA
I ON... | ...PEN TO NOTICE YOUR
... AN... | ...NAMES ON A ROSTER
OF FACULT... | ...ACHING HERE LOCALLY
THIS YEAR... | ...S YEAR IS AN EXCEPTION
WHEREBY... | ...THAT LIST MY ATTENTION
IT APPEA... | ...U LIKE TO WORK
... | ...TH TROUBLES AND READING
... | ...THERE WAS A COURSE
... | ... WHICH REASON
... | ... PREPARATION
... | ... AS PREREQU-
... | ...ICULATION IN IT I'VE HAD
... | ...SPIRATIONS
... | ... RENT IS $1,050
NOW ... | ...NTHLY STATE PENSION
... | ... OF TAKE SOME
... | ...DUCTIONS, ETC THE

EXHIBIT Forty-three ~~(037)~~ (43) OF 145
John J CRAPO, Pro Se
oct 17 2002

Crista Martin, (CSS E-105d), 65-67 Winthrop Street, Harvard University, (617) 496-6705. crista_martin@harvard.edu

Felipe S. Martin, (ECON E-10a, ECON E-1350), Braker Hall 110A, Tufts University, Medford 02155, (617) 627-3821, fmartin@emerald.tufts.edu

Javier Martin-González, (SPAN E-1a, SPAN E-1b), jmartin@fas.harvard.edu

Bayley F. Mason, (CSS E-142), 102 Hancock Street, #5, Cambridge 02139, (617) 364-6151. baymason@aol.com

Alicia Campos Massó, (SPAN E-3), camposalicia@hotmail.com

Grace Dane Mazur, (CREA E-160), 35 Arlington Street, Cambridge 02140, (617) 547-3895. gdm@math.harvard.edu

Edward M. Mazze, (CSS E-105), College of Business Administration, 210 Flagg Road, University of Rhode Island, Kingston, RI 02881, (401) 874-4348. emazze@uriacc.uri.edu

José A. Mazzotti, (SPAN E-9), Boylston 427, Harvard University, (617) 495-9371. mazzotti@fas.harvard.edu

Christine J. McCarthy, (EXPO E-510), 5 Sleepy Hollow Lane, Andover 01810, (978) 475-4734, chrism4951@aol.com

Logan S. McCarty, (CHEM E-1a, CHEM E-1b), Science Center 116B, Harvard University, (617) 496-3680, mccarty@fas.harvard.edu

Peter McClure, (CSS E-105a), Management and Marketing Department, 100 Morrissey Boulevard, University of Massachusetts, Boston 02125, (617) 287-7732. peter.mcclure@umb.edu

Jeff McConnell, (PHIL E-5a, PHIL E-118/W), Miner Hall, Philosophy Department, Tufts University, Medford 02155, (617) 627-4852. jmcconne@emerald.tufts.edu

Jill McDonough, (EXPO E-15, EXPO E-25b), (617) 522-0092. jill@bu.edu

Patrick McGowan, (CSCI E-256), 60 Oxford Street, Harvard University, (617) 495-8152. patrick_mcgowan@harvard.edu

Thomas McGrath, (HARC E-163), 4 Fernald Drive, #22, Cambridge 02138, (617) 441-0894

Ryan Scott McKittrick, (DRAM E-5), Loeb Drama Center, 64 Brattle Street, Harvard University, (617) 496-2000 ext. 8851. mckittr@fas.harvard.edu

Julie Anne McNary, (CREA E-25, EXPO E-25b), Teele 461, Harvard Business School, (617) 495-6887, jmcnary@hbs.harvard.edu

Adrian Mendoza, (CSCI E-21), adrian@synthesis3.com

Harry V. Merrick, (ANTH E-162), 22 Lanphiers Cove Road, Branford, CT 06405, (203) 481-0674. hmerrick@mit.edu

Karin B. Michels, (NSCI E-161), Ob-Gyn Epidemiology Center, Brigham and Women's Hospital, 221 Longwood Avenue, Harvard Medical School, (617) 732-8496

William Milberg, (PSYC E-1610), Geriatric Research, Education, and Clinical Center, Veterans Administration Medical Center, 150 South Huntington Avenue, Boston 02130, (617) 232-9500 ext. 2946

Emily Miller, (EXPO E-35), 15 Cameron Road, Wayland 01778, eam@gis.net

Stephen A. Mitchell, (FOLK E-115, FOLK E-116), Warren House, Barker Center, 12 Quincy Street, Harvard University, (617) 495-3513. samitch@fas.harvard.edu

Michael Mitzenmacher, (CSCI E-124, CSCI E-126), Maxwell Dworkin, 33 Oxford Street, Harvard University, (617) 496-7172. michaelm@eecs.harvard.edu

Bruce Molay, (CSCI E-113, CSCI E-215), 285 Harvard Street, #302, Cambridge 02139, (617) 864-8832, molay@fas.harvard.edu

Shelley N. Monaghan, (MUSE E-100, MUSE E-110), 12 Conant Drive, Brockton 02301, (508) 586-3541, shelleyn@attbi.com

Douglas Morgenstern, (SPAN E-1v, SPAN E-2v), Building 14N-329, Massachusetts Institute of Technology, Cambridge 02139, (617) 253-3061. dmorgen@mit.edu

Andrew G. Morrison, (ECON E-1012, ECON E-1050), Department of Economics, Tufts University, Medford 02155, (617) 627-5243. andrew.morrison@tufts.edu

James C. Morrison, Jr., (HUMA E-105/W), PO Box 100, Cohasset 02025, (781) 383-2121. jmm@mit.edu

Jennifer Klein Morrison, (EXPO E-25), Department of English, 235 Wellesley Street, Regis College, Weston 02493, (781) 768-7425. jennifer.morrison@regiscollege.edu

Elizabeth Morse, (MUSE E-125), 24 Cedar Street, Cohasset 02025. pepercons@attbi.com

John E. Murdoch, (HSCI E-102), Science Center 235, Harvard University, (617) 495-3480. murdoch@fas.harvard.edu

Shawn Murphy, (BIOL E-106), 50 Staniford Street, 5th floor, Boston 02114, (617) 724-7980, murphy.shawn@mgh.harvard.edu

William J. Murphy, (CSS E-130a), Franklin Pierce Law Center, 2 White Street, Concord, NH 03301, (603) 228-1541. murphy@post.harvard.edu

Gregory Nagy, (CLAS E-116/W), Attn: Jennifer Reilly, Center for Hellenic Studies, 3100 Whitehaven Street NW, Washington, DC 20008, (202) 234-3738. gnagy@fas.harvard.edu

Itsuko Nakamura, (JAPA E-30, JAPA E-40), 5 Bryant Street, Harvard University, (617) 495-8413. inakamur@fas.harvard.edu

Rebecca Nesson, (LSTU E-120), Pound 511, Harvard Law School, (617) 495-7547. rnesson@cyber.law.harvard.edu

Robert Neugeboren, (ECON E-1010, ECON E-1040), 51 Brattle Street, Harvard University, (617) 495-1765, neugebor@fas.harvard.edu

Richard Newman, (MUSE E-125), Museum of Fine Arts, 465 Huntington Avenue, Boston 02115, (617) 369-3466, rnewman@mfa.org

Binh Nhu Ngo, (VIET E-1a, VIET E-1b), 5 Bryant Street, Harvard University, (617) 496-2439. [illegible]harvard.edu

Scott G. Nichols, (CSS E-142), Baker House, 1587 Massachusetts Avenue, Harvard Law School, (617) 495-3113, nichols@[illegible]harvard.edu

Lena Norman, (SWED E-1a, SWED E-1b), Barker Center 358, 12 Quincy Street, Harvard University, (617) 495-2339, norman@[illegible]harvard.edu

Marjorie L. North, (SPCH E-100), 101 Forsyth Building, Northeastern University, Boston 02115, (617) 373-3673, mnorth@fas.harvard.edu

Michael A. Novak, (CSS E-227), College of Management, 100 Morrissey Boulevard, University of Massachusetts, Boston 02125, (617) 287-7861. michael.novak@umb.edu

Pashington Obeng, (AFAM E-110), 207 Washington Street, Wellesley Hills 02481, (781) 283-2567. obeng@fas.harvard.edu

Tomás Ó Cathasaigh, (CELT E-114), Warren House, Barker Center, 12 Quincy Street, Harvard University, (617) 495-1207, cathas@fas.harvard.edu

Shaun O'Connell, (ENGL E-166c, ENGL E-166d), PO Box 231, Sudbury 01776, (508) 624-9946. shauno@attbi.com

Thomas H. O'Connor, (HIST E-1630, HIST E-1631), Hopkins House, Boston College, Chestnut Hill 02467, (617) 552-4788. thomas.oconnor.1@bc.edu

Donald S. O'Hara, (BIOC E-100a, BIOC E-100b), Brigham and Women's Hospital, Cardiovascular Division, Thorn 1134, Harvard Medical School, (617) 732-5876. dhara@calvin.bwh.harvard.edu

Robert J. Orchard, (DRAM E-5), Loeb Drama Center, 64 Brattle Street, Harvard University, (617) 496-2000 ext. 8822, orchard@fas.harvard.edu

Michael L. Oshins, (CSS E-138), 808 Commonwealth Avenue, Boston University, Boston 02215, (617) 353-0934, moshins@bu.edu

Donald Ostrowski, (HIST E-107/W, HIST E-108/W), 51 Brattle Street, Harvard University, (617) 495-4547, don@wjh.harvard.edu

K.W. Oxnard, (CREA E-50), kwoxnard@maine.rr.com

Christina R. Packer, (ENGL E-127), Shakespeare & Co., 70 Kemble Street, Lenox 01240, (413) 637-1199 ext. 102, tina@shakespeare.org

Abigail Padgett, (CREA E-103r), duckbones@worldnet.att.net

John G. Palfrey, Jr., (LSTU E-120), Ropes & Gray, 1 International Place, Boston 02110, (617) 951-7037, jpalfrey@ropesgray.com

E. Samuel Palmer, (ASTR E-50/W), 60 Garden Street, MS 72 C-311B, Harvard University, (617) 495-7342, epalmer@cfa.harvard.edu

Theodore Pappadopoulos, (CSCI E-253, CSS E-412), 60 Oxford Street, Harvard University, (617) 495-3261, ted_pappadopoulos@harvard.edu

Roy Pardi, (CSCI E-17), 55 Hawthorne Street, Somerville 02144, (617) 623-7757. rpardi@rcn.com

Jeff Parker, (CSCI E-119, CSCI E-258), Axiowave Networks, 200 Nickerson Road, Marlborough 01752, (774) 348-4665, jparker@world.std.com

Maribel Parra-Dominguez, (SPAN E-2, SPAN E-2a), 1643 Cambridge Street, #65, Cambridge 02138, mparra@fas.harvard.edu

Jean Annette Pfeifer, (CSS E-403), 8 Story Street, #410N, Harvard University, (617) 496-8862. jean_pfeifer@harvard.edu

Donald H. Pfister, (BIOL E-142), Harvard University Herbaria, 22 Divinity Avenue, Harvard University, (617) 495-2368. dpfister@oeb.harvard.edu

Hanspeter Pfister, (CSCI E-234), Mitsubishi Electric Research Laboratories, 201 Broadway, Cambridge 02139, (617) 621-7566, pfister@merl.com

David M. Phillips, (CSS E-130), 62 Stuart Road, Newton Centre 02459, (617) 965-5426. davidmphillips@attbi.com

David S. Platt, (CSCI E-237), 25 Heartbreak Road, Ipswich 01938, (978) 356-6377. dplatt@rollthunder.com

Harlan D. Platt, (CSS E-123), Hayden Hall 413, Northeastern University, Boston 02115, (617) 373-4740. h.platt@neu.edu

Robert B. Pojasek, (ENVR E-105), Pojasek & Associates, PO Box 1333, East Arlington 02474, (781) 641-2422, rpojasek@sprynet.com

Natalia Pokrovsky, (RUSS E-20a, RUSS E-20b), Barker Center 370, 12 Quincy Street, Harvard University, (617) 496-0625. pokrovsk@fas.harvard.edu

Louise Popkin, (SPAN E-6), 9 Cliff Street, Arlington 02476, (781) 643-6957. lpopkin@fas.harvard.edu

Mark Pothier, (CREA E-140), *The Boston Globe*, 135 Morrissey Boulevard, Boston 02125, (781) 826-1050. mpothier@globe.com

Debra Prager, (GERM E-1, GERM E-2), 113 Holden Green, Cambridge 02138, (617) 661-0274. prager@fas.harvard.edu

Gail McCracken Price, (ENGL E-127), 52 Hill Road, Belmont 02478, (617) 489-0848. gail.price3@verizon.net

Jeffrey Prottas, (CSS E-125), Heller School, Brandeis University, Waltham 02453, (781) 736-3955, prottas@binah.cc.brandeis.edu

Christopher S. Queen, (RELI E-1010/W), 51 Brattle Street, Harvard University, (617) 495-3481. queen@hudce.harvard.edu

Samuel Rabino, (CSS E-105b), Hayden Hall 202, Northeastern University, Boston 02115, (617) 373-4565

Howard Raiffa, (MATH E-126), Cumnock 300, Harvard Business School, (617) 495-6289. hraiffa@hbs.edu

Alfia A. Rakova, (RUSS E-1a, RUSS E-1b), Barker Center 318, 12 Quincy Street, Harvard University, (617) 495-2387, rakova@fas.harvard.edu

Ashok Rao, (CSS E-102, CSS E-112), Tomasso Hall 228, Babson College, Wellesley 02457, (781) 239-4331, rao@babson.edu

Thomas J. C. Raymond, (CSS E-500), Cumnock 300, Harvard Business School, (617) 495-6744

Susan E. Reed, (CREA E-142), sreed@post.harvard.edu

Heidi Rehm, (BIOL E-177), Laboratory of Molecular Medicine, Harvard-Partners Genome Center, 65 Landsdowne Street, Cambridge 02139, (617) 768-8291. hrehm@hms.harvard.edu

Joy Renjilian-Burgy, (SPAN E-1b), Spanish Department, Wellesley College, Wellesley 02481, (781) 283-2400, jrenjil@wellesley.edu

Mark Rennella, (EXPO E-10, HUMA E-100), Barker Center 122, 12 Quincy Street, Harvard University, mark.rennella@verizon.net

Kathy A. Richman, (FREN E-7), Boylston 401, Harvard University. karichman@aol.com

Howard L. Rivenson, (CSS E-325), 99 Pond Avenue, #606, Brookline 02445, (617) 277-1971, howardr@sprintmail.com

Wilga M. Rivers, (LING E-200), 84 Garfield Street, Watertown 02472, (617) 924-0370

Mary Lou Roberts, (CSS E-103a, CSS E-105e), College of Management, 100 Morrissey Boulevard, University of Massachusetts, Boston 02125, (617) 287-7733. robertsml@attbi.com

William B. Robinson, (CSCI E-247, CSCI E-275), 51 Brattle Street, robinson@fas.harvard.edu

Maxine Rodburg, (CREA E-100k), Barker Center, 12 Quincy Street, Harvard University, (617) 496-6861. rodburg@fas.harvard.edu

Joshua S. Rodefer, (PSYC E-1125/W, PSYC E-1882/W), William James 902, Harvard University, (617) 384-7797, jsr@wjh.harvard.edu

Daniel L. Roe, (PSYC E-1240), William James 1218, Harvard University. dlroe@wjh.harvard.edu

Elizabeth S. Rogers, (SSCI E-100b), 24 Demar Road, Lexington 02420, (781) 862-4740. elizabethsrogers@msn.com

Peter P. Rogers, (ENVR E-115), Pierce 116, Harvard University, (617) 495-2025. rogers@deas.harvard.edu

JJC/jjc oct 16 2002 3:10 P.M.

UNITED STATES POSTAL SERVICE
***** WELCOME TO *****
PORTER SQUARE POST OFFICE
CAMBRIDGE, MA 02140-9998
10/19/02 01:14PM

John J. CRAPO, Pro Se

Store USPS	Trans 92
Wkstn sys5002	Cashier KT8VF8
Cashier's Name	JAY
Stock Unit Id	SIAJAY
PO Phone Number	617-876-5599
USPS #	2407990140

1. EP 10x13 Env-RP	0.49
2. EP 10x13 Env-RP	0.49
3. EP 10x13 Env-RP	0.49
4. EP 10x13 Env-RP	0.49
5. EP 10x13 Env-RP	0.49
Subtotal	2.45
Total	2.45
Cash	3.00
Change Due Cash	0.55

Please call 1-800-ASK-USPS (1-800-275-8777) for USPS information or visit us on the web at www.usps.com. To order stamps by phone, call 1-800-Stamp24.

Number of Items Sold: 5

Thank You
Please come again!

UNITED STATES POSTAL SERVICE
***** WELCOME TO *****
PORTER SQUARE POST OFFICE
CAMBRIDGE, MA 02140-9998
10/21/02 04:53PM

John J. CRAPO, Pro Se

Store USPS	Trans 98
Wkstn sys5003	Cashier K02NWD
Cashier's Name	Charles
Stock Unit Id	SIACHARLES
PO Phone Number	617-876-5599
USPS #	2407990140

1. EP 10x13 Env-RP 10 @ 0.49	4.90
Subtotal	4.90
Total	4.90
Cash	5.00
Change Due Cash	0.10

Please call 1-800-ASK-USPS (1-800-275-8777) for USPS information or visit us on the web at www.usps.com. To order stamps by phone, call 1-800-Stamp24.

Number of Items Sold: 10

Thank You
Please come again!

OCT 21 2002
John J. CRAPO
Pro Se
JJC/jjC

my exhibit
Forty-two (42) OK 145

one (01) page
John J. CRAPO, pro se oct 17 2002 JJC oct 16 2002 JJC/jjc

oct 17 2002
JJC/jjc oct 16 2002
3:20 P.M.
John J. CRAPO

You may be the victim of identity fraud and not even know it.

Accessing your bank account, running up astronomical charges on your credit card, even opening up new accounts in your name can all be done with a few critical pieces of personal information. Scary, isn't it?

The fact is, there are some unscrupulous individuals who will try to access your information to assume your identity. [illegible]

What is Identity Fraud?

[illegible] your vital personal information. A criminal can access and drain your bank accounts, open new accounts or apply for loans and credit cards under your name, and perhaps even have your mail routed to him or her. This type of fraud has increased dramatically in recent years.

How to Prevent Identity Fraud

- Don't provide your Social Security number or personal credit information to anyone who calls you over the phone. Only provide information when YOU initiate the call and are familiar with the business.
- Tear up or shred credit card receipts, bank statements and unused credit card offers before throwing them away.
- Opt out of preapproved credit card offers by calling 1-888-5OPT-OUT.
- Protect your personal information: name, address, phone, mother's maiden name, date of birth and Social Security number.
- Protect your individual bank and credit card Personal Identification Numbers (PINs) and any other passwords and change them frequently. Do not use your Social Security number as your PIN number.
- Review your monthly financial statements closely and immediately contact your bank or credit card company if you discover any unauthorized charges.
- If you use the Internet, only provide information to secure sites for businesses that you trust that have a clear policy on what they do with your personal information.
- Never respond to e-mail solicitations asking for personal information.
- Change your driver's license number to a randomly assigned "S" number if it is the same as your Social Security number.

Check your credit [illegible] immediately report any inaccuracies [illegible] Massachusetts residents are entitled to one free copy of your credit report per year from the three credit reporting agencies listed on the back.

Time is of the essence

It is important that you [illegible] ing and reduce your risk of loss.

What if it Happens to You?

- Immediately contact your bank to close your existing accounts. Open new accounts with new account numbers, ATM cards and PIN numbers.
- Cancel all of your [illegible] credit cards and request that new accounts be established.
- Report any suspected theft of your information to your local police and request copies of all police reports.
- Contact all your creditors by phone and in writing and inform them of the problem.
- Contact the three major credit reporting agencies by telephone and in writing to request a fraud investigation.
- Contact the Massachusetts Registry of Motor Vehicles to see if a new license has been requested or issued in your name.

KEEP COPIES OF EVERYTHING



my Exhibit 44A
7145 BPP

COPY

oct 17 2002
JJC/JJC oct 16
2002 3:21 PM

Important Contact Information

Attorney General Tom Reilly's Consumer Hotline
www.ago.state.ma.us. 617.727.8400

Federal Trade Commission Hotline
www.ftc.gov 1.877.ID.THEFT

Massachusetts Bankers Association
www.massbankers.org 617.523.7595

Office of Consumer Affairs Hotline
www.state.ma.us/consumer 617.727.7780
888.283.3757

Massachusetts Division of Banks
www.state.ma.us/dob 617.956-1577
800.495.2265

The Credit Reporting Bureaus/Fraud Departments:

Equifax P.O. Box 105069 Atlanta, GA 30348	800.270.3435 800.525.6285
Experian (formerly TRW) P.O. Box 9532 Allen, TX 75013	888.397.3742 800.301.7195
Transunion P.O. Box 679 Fullerton, CA 92634	800.680.7289



Identity
Fraud
It Can Happen

to You!

An important message from the Massachusetts Bankers Association, Attorney General Tom Reilly, the Office of Consumer Affairs and Business Regulation and the Massachusetts Division of Banks



John J CRAPO
Se exhibit 44 B
my 7145Pb

Exhibit C

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

November 5, 2002

CERTIFIED MAIL, RETURN RECEIPT REQUESTED

John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Re: American International Group, Inc. ("AIG")

Dear Mr. Crapo:

This letter is sent to you in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, pursuant to which we must notify you of any procedural or eligibility deficiencies in your shareholder proposal, dated October 21, 2002 and received October 28, 2002, as well as of the time frame for your response, if any, to this letter. For the reasons set forth below, we believe that your proposal may be excluded from our proxy statement for our upcoming 2003 annual meeting of shareholders, unless these deficiencies are cured in a timely resubmitted proposal.

Under Question (2) of Rule 14a-8, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of AIG's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. While your letter states that you have held shares of AIG common stock for the requisite period of time, according to our registrar and transfer agent, you are not a registered holder of shares of AIG's common stock. Thus, you must establish your eligibility to submit the proposal in one of the two ways specified in Rule 14a-8(b)(2).

Under Question (3) of Rule 14a-8, you may only submit one proposal. It appears that your proposal may relate to three matters: (1) the publishing of an explanation, in our proxy statement, of AIG's donations to Internal Revenue Service ("IRS") approved private foundations; (2) the publishing of a list, in our proxy statement, of IRS approved foundations that AIG plans to donate to in the upcoming calendar year; and (3) the publishing of an explanation, in our proxy statement, as to how the IRS approved foundations specified in (2) meet the standards and procedures described in (1). In light of this uncertainty, we request pursuant to Rule 14a-8(c) that you clarify your proposal.

Under Question (4) of Rule 14a-8, you must limit your proposal and supporting statement to less than 500 words. It is unclear from your correspondence where your proposal begins and ends and whether your proposal includes the attached exhibits. Please revise your proposal so that we may confirm that your proposal and supporting statement do not exceed 500 words.

Under Question (6) of Rule 14a-8, we are required to inform you that if you would like to respond to this letter or remedy the deficiencies described above, your response must be postmarked, or transmitted electronically, no later than 14 days from the date that you received this letter.

Very truly yours,

Kathleen E. Shannon

Kathleen E. Shannon

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American International Group, Inc.
Incoming letter dated January 8, 2003

The proposal recommends that AIG's proxy statement contain information described in the proposal regarding AIG's charitable donations program.

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(a). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(a).

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. Rule 14a-8(b) also requires a written statement that the proponent intends to hold the company's stock through the date of the shareholder meeting. While it appears that the proponent did provide some indication that he owned shares, it appears that he has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $ 2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. It also appears that the proponent failed to provide a written statement of intent to hold the company's stock through the date of the annual meeting. We note, however, that AIG failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) and also failed to inform the proponent of his obligation to furnish a written statement of intent to hold the company's stock in AIG's request for additional information from the proponent. Unless the proponent provides AIG with appropriate documentary support of ownership and a written statement of his intent to hold the company's securities, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if AIG omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(d). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(d).

We are unable to concur in your view that AIG may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that the entire supporting statement may be excluded under rule 14a-8(i)(3). Accordingly, we

will not recommend enforcement action to the Commission if AIG omits the entire supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(5). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

Sincerely,

Jennifer R. Bowes
Attorney-Advisor